

華電國際電力股份有限公司
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
(Stock code: 1071)



Interim Report
2007

The board of directors (the "Board") of Huadian Power International Corporation Limited (the "Company") hereby presents the unaudited consolidated interim financial results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2007 (the "Period"), as prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting". Although the Group's interim financial report for the six months ended 30 June 2007 was unaudited, it has been reviewed by KPMG, the international auditors of the Company, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by Hong Kong Institute of Certified Public Accountants. KPMG's unmodified independent review report to the Board is set out on page 49. The Company's Audit Committee has also reviewed the Group's 2007 interim report and its relevant financial information.

INTERIM RESULTS AND INTERIM DIVIDEND

During the Period, profit after taxation attributable to equity shareholders of the Company amounted to approximately RMB543 million, representing an increase of 1.38% over the corresponding period in 2006. Earnings per share were approximately RMB0.090.

The Board of the Company decided not to declare any interim dividend for the six months ended 30 June 2007.

BUSINESS REVIEW

Power generation

The Group operated commendably on the whole during the Period, maintaining a steady growth in both power generated and business revenue. Net profit, with a slight increase, held the line of the corresponding period in 2006. Projects under construction and preliminary projects are in smooth progress, and the level of energy saving and environmental protection witnessed a further improvement.

During the Period, power generated by the Group, on the same consolidation basis as that of the financial statement, amounted to 28.90 million MWh, representing an increase of approximately 22.05% over the corresponding period in 2006; the average utilization hours of power generating facilities of the Group were 2,225 hours, representing a decrease of 425 hours over the corresponding period in 2006.

The Group is one of the largest listed power-generating group companies in the PRC. As at the date of this report, the total installed capacity controlled or invested by the Group and the Group's total interested installed capacity amounted to 18,328.7MW and 14,520MW respectively. Details are set out as follows:

Power plants/ Companies	Capacity (MW) (as at the date of this report)	Equity interest held by the Company	Combination of generating units	Notes
Zouxian Plant *(Note 1)*	4,540	100%	2 x 1,000MW + 2 x 600MW + 4 x 335MW	
Shiliquan Plant	1,300	100%	2 x 300MW + 5 x 140MW	
Laicheng Plant	1,200	100%	4 x 300MW	
Huadian Weifang Power Generation Company Limited ("Weifang Company") *(Note 1)*	2,000	45%	2 x 670MW + 2 x 330MW	
Huadian Qingdao Power Company Limited ("Qingdao Company")	1,260	55%	4 x 300MW + 60MW	
Huadian Zibo Power Company Limited ("Zibo Company")	467	100%	2 x 145MW + 2 x 88.5MW	
Huadian Zhangqiu Power Company Limited ("Zhangqiu Company") *(Note 3)*	890	87.5%	2 x 300MW + 2 x 145MW	
Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company") *(Note 2)*	930	88.16%	2 x 315MW + 2 x 150MW	
Sichuan Guangan Power Generation Company Limited ("Guangan Company") *(Note 1)*	2,400	80%	2 x 600MW + 4 x 300MW	

Power plants/ Companies	Capacity (MW) (as at the date of this report)	Equity Interest held by the Company	Combination of generating units	Notes
Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company")	—	97%	—	2 x 600MW generating units under construction
Anhui Huadian Wuhu Power Generation Company Limited ("Wuhu Company")	—	95%	—	2 x 660MW generating units under construction
Anhui Chizhou Jiuhua Power Generation Company Limited	600	40%	2 x 300MW	
Huadian Suzhou Biomass Energy Power Company Limited ("Suzhou Biomass Energy Company") *(Note 4)*	—	78%	—	2 x 12.5MW generating units under construction
Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company") *(Note 1)*	660	90%	1 x 660MW	1 x 660MW generating unit under construction
Huadian Ningxia Lingwu Power Generation Company Limited ("Lingwu Company") *(Note 1)*	600	65%	1 x 600MW	1 x 600MW generating unit under construction

Power plants/ Companies	Capacity (MW) (as at the date of this report)	Equity interest held by the Company	Combination of generating units	Notes
Ningxia Zhongning Power Company Limited ("Zhongning Company")	660	50%	2 x 330MW	
Ningxia Power Generation (Group) Company Limited ("Ningxia Power Company")	1,481.7	31.11%	4 x 330MW + 161.7MW	161.7MW wind power 4 x 330MW thermal power
Sichuan Luzhou Chuannan Power Generation Company Limited ("Luzhou Company")	—	40%	—	2 x 600MW generating units under construction
Sichuan Huadian Luding Hydropower Company Limited ("Luding Hydropower Company")	—	100%	—	4 x 230MW hydropower generating units under construction
Jiangsu Huadian Binhai Wind Power Company Limited	—	100%	—	wind power generating units with 200MW planned capacity
Huadian Ningxia Ningdong Wind Power Company Limited ("Ningdong Wind Power Company") *(Note 5)*	—	100%	—	45MW wind generating units under construction
Total installed capacity controlled or invested *(Note 6)*	18,328.7			
Total interested installed capacity *(Note 7)*	14,520			

Note 1: The first 660MW generating unit of Xinxiang Company Baoshan Phase I Project, the first 600MW generating unit of Lingwu Company Greenfield Project, the second 670MW generating unit of Weifang Company Phase II Expansion Project, the second 600MW generating unit of Guangan Company Phase III Project and the second 1,000 MW generating unit of Zouxian Plant Phase IV Expansion Project have each completed 168 hours trial operation in full load capacity on 19 April, 8 June, 9 June, 30 June and 5 July 2007 respectively as required by the State.

Note 2: The No.4 generating unit of Tengzhou Company was shut down smoothly on 29 June 2007, and the shut-down capacity reached 33MW.

Note 3: The Company's shareholding in Zhangqiu Company changed from 84.45% to 87.5% with effect from 8 June 2007.

Note 4: Suzhou Biomass Energy Company was incorporated on 15 June 2007, in which the Company holds 78% equity interest and has been included into the Group's consolidated financial statements since its incorporation.

Note 5: Ningdong Wind Power Company was incorporated on 19 March 2007, in which the Company holds 100% equity interest and has been included into the Group's consolidated financial statements since its incorporation.

Note 6: The aggregate total installed capacities of the Company, its subsidiaries, jointly controlled entity and associates, of which the capacity of Ningxia Power Company was aggregated by excluding the capacity of 660MW of Zhongning Company, a jointly controlled entity with 50% equity interest held by Ningxia Power Company.

Note 7: The aggregate proportionate installed capacities of the Company and companies controlled or invested by the Company, based on the respective percentage equity interest held by the Company, of which 31.11% of the 1,116.75MW interested capacity of Ningxia Power Company was included.

During the Period, the Group's generating units were operating safely and stably. Qingdao Company, Tengzhou Company and Zibo Company managed by the Group had recorded continuous safe production over 3,200 days; Zouxian Plant, Weifang Company and Laicheng Plant had recorded continuous safe production for over 2,400 days; and Zhangqiu Company had recorded continuous safe production for over 1,700 days.

In the Large-scale Thermal Power Units Competition of the PRC in 2007, Unit No.6 of Zouxian Plant of the Group won the first-class award for the 600MW generating unit category and was awarded the "National golden award for reliable power generation unit"; and Units No. 4 and No.5 of Shiliquan Plant of the Group won the first-class and third-class awards under the category of 100MW generating unit respectively.

MAJOR OPERATING STATISTICS

The table below sets out the major operating statistics of the Group's power plants during the first half of 2007:

Items	Zouxian Plant	Shiliquan Plant	Laicheng Plant	Qingdao Company	Weifang Company	Zibo Company	Zhangqiu Company	Tengzhou Company	Guangan Company	Xinxiang Company	Lingwu Company	Total
Interest owned (%)	100	100	100	55	45	100	87.5	88.16	80	90	65	–
Installed capacity (MW)	4,540	1,300	1,200	1,260	2,000	467	890	930	2,400	660	600	16,247
Average utilization hours	2,127	2,368	2,385	2,252	2,234	2,689	2,135	2,341	2,041	1,144	3,523	2,225
Total amount of electricity generated (million MWh)	7.53	3.08	2.86	2.84	3.15	1.26	1.90	2.25	3.68	0.09	0.26	28.90
Total amount of electricity supplied (million MWh)	7.07	2.88	2.70	2.62	2.95	1.10	1.76	2.09	3.43	0.09	0.23	26.92

INFRASTRUCTURE CONSTRUCTION PROJECTS AND FUTURE DEVELOPMENT PROJECTS

All of the Group's projects under construction have been progressing smoothly as scheduled. To date, five new generating units of the Group have commenced commercial operations in 2007. The first 660MW generating unit of Xinxiang Company (in which the Company holds 90% equity interest) Baoshan Phase I Project, the first 600MW generating unit of Lingwu Company (in which the Company holds 65% equity interest) Greenfield Project, the second 670MW generating unit of Weifang Company (in which the Company holds 45% equity interest) Phase II Expansion Project, the second 600MW generating unit of Guangan Company (in which the Company holds 80% equity interest) Phase III Project and the second 1,000MW generating unit of Zouxian Plant (which is owned by the Company) Phase IV Expansion Project have each completed 168 hours trial operation in full load capacity on 19 April, 8 June, 9 June, 30 June and 5 July 2007 respectively as required by the State. All of the above-mentioned units are large-capacity, high efficient, energy-saving and environment-friendly generating units, the operation of which will play an important role in improving the management ability and profitability of the Company. All these newly-operated generating units adopted the local benchmark on-grid tariffs. In addition, a tariff rise of RMB15/WMh based on the original electricity tariffs, resulting from desulphurization, was implemented for Unit No.1 of Lingwu Company, Units No.3 and No.4 of Weifang Company and Units No.1 to No.6 of Guangan Company.

In the first half of 2007, the Company continued to strengthen its effort on environmental protection. Up to date, 36 generating units with desulphurisation system with a total capacity of 13,970MW have commenced operation, representing 76.2% of the total installed capacity of the Group, which resulted in an annual sulphur dioxide reduction capacity of 500,000 tonnes. In addition, responding to the State policy of "Developing large projects and cutting small projects", the Group has shut down part of its small-scale thermal power capacity. In the first half of 2007, a capacity of 33MW had been shut down. In the second half of 2007, the Group will further shut down a capacity of 25MW.

1. Construction in progress

To date, the Group's projects under construction include: one 600MW generating unit of Lingwu Company, two 600MW generating units of Suzhou Company Phase I Project, one 660MW generating unit of Xinxiang Company Baoshan Phase I Project, two 660MW generating units of Wuhu Company, two 600MW generating units of Luzhou Company, four 230MW hydropower generating units of Luding Hydropower Company, 45MW wind power generating units of Ningdong Wind Power Company and two 12.5MW straw power generating units of Suzhou Biomass Energy Company. The above generating units are expected to be put into operation successively from the second half of 2007 to 2009.

2. Preliminary projects

During the first half of 2007, the Company strengthened the reserve and development of preliminary projects in light of its strategy of "Expanding nationally with a global view based on strongholds in Shandong", laying the foundation for its sustainable development. The Company has reserved power projects including thermal power, hydroelectric power, wind power, biomass power and nuclear power, with a total capacity of 24,000MW in Shandong, Sichuan, Henan, Anhui, Ningxia, Jiangsu, Hebei and Tianjin, etc.

MANAGEMENT DISCUSSION AND ANALYSIS

Macro economy and demand on electricity

According to the statistics of the National Bureau of Statistics of China, in the first half of 2007, the gross domestic product ("GDP") of the PRC amounted to RMB10,676.8 billion, representing an increase of 11.5% over the corresponding period in 2006 based on comparable prices. Power consumption of the whole society totalled 1,515 million MWh, representing an increase of 15.56% over the corresponding period in 2006, of which the consumption of the primary, secondary and tertiary industries were 39.3 million MWh, 1,166.4 million MWh and 145.1 million MWh, reprsenting an increase of 2.67%, 17.18% and 12.16% over the corresponding period in 2006 respectively.

Currently, the Group's power generating units in operation or under construction are located in Shandong, Sichuan, Ningxia, Anhui and Henan Provinces / Autonomous Region, which are areas with fast-growing economy and considerable GDP growth in recent years. Based on comparable prices, the GDP growth rates of Shandong, Sichuan, Ningxia, Anhui and Henan Provinces / Autonomous Region in the first half of 2007 reached 14.7%, 13.7%, 12.8%, 13.2% and14.7% respectively, which are higher than the national average by 3.2, 2.2, 1.3, 1.7 and 3.2 percentage points, respectively.

Turnover and profit

During the Period, the total volume of electricity sold by the Group to the power grids was 26.92 million MWh, representing an increase of 21.52% over the corresponding period in 2006. The increase was mainly due to the growth in the volume of power generated by the newly installed generating units. During the Period, the turnover of the Group amounted to approximately RMB8,539 million, representing an increase of approximately 23.55% over the corresponding period in 2006. This was mainly due to the increase in the volume of power generated and the increased by approximately 1.79% in the average on-grid electricity tariff. Revenue from the sale of electricity amounted to approximately RMB8,357 million, representing an increase of 23.78% over the corresponding period in 2006. Revenue from sale of heat amounted to approximately RMB182 million, representing an increase of 13.61% over the corresponding period in 2006.

For the Period, the Group's operating profit during the Period amounted to approximately RMB1,192 million, representing an increase of approximately 13.35% over the corresponding period in 2006. Profit after taxation attributable to equity shareholders of the Company amounted to approximately RMB543 million, representing an increase of approximately 1.38% over the corresponding period in 2006. Earnings per share were approximately RMB0.090 and net assets value per share (excluding minority interests) amounted to approximately RMB2.27.

Operating expenses

During the Period, the operating expenses of the Group amounted to approximately RMB7,347 million, representing an increase of about 25.38% when compared with the corresponding period in 2006. This was attributable to the growth in the volume of power generated and the coal price hike.

The major operating expense of the Group was the cost of coal. The cost of coal of the Group during the Period was approximately RMB4,828 million, representing an increase of 28.35% over the corresponding period in 2006; the unit cost of coal of the Group was approximately RMB173.33/MWh, representing an increase of approximately 6.03% over the corresponding period in 2006. These were due to the coal price hike and the growth in the volume of power generated.

During the Period, depreciation and amortization expenses of the Group amounted to RMB1,290 million, representing an increase of approximately RMB395 million or 44.15% over the corresponding period in 2006. This was mainly due to the increase in depreciated assets as a result of the new generating units being put into operation.

During the Period, the Group had undertaken a total of 4 major overhauls and 17 minor overhauls for its generating units, representing a planned overhaul rate of 5.77%. Major overhaul expenses of the Group amounted to approximately RMB149 million, representing an increase of approximately RMB24.12million or 19.37% over the corresponding period in 2006. The increase was mainly attributable to the newly installed generating units.

During the Period, repairs and maintenance expenses of the Group amounted to approximately RMB88.57 million, representing an increase of approximately RMB20.80 million, or 30.70%, over corresponding period in 2006. However, the percentage of growth in repairs and maintenance expenses was relatively lower than that in power generation capacity, which was mainly attributable to the newly installed generating units.

During the Period, personnel costs of the Group amounted to approximately RMB458 million, representing a decrease of approximately RMB82.45 million, or 15.25%, from the corresponding period in 2006.

During the Period, administrative expenses of the Group amounted to approximately RMB266 million, representing an increase of approximately RMB23.27 million or 9.6%, compared with the corresponding period in 2006. This was mainly due to the increase in the relevant expenses such as property tax, technical supervision service fee and slag transportation costs for the newly-operated generating units.

During the Period, other operating expenses of the Group amounted to approximately RMB175 million, representing an increase of RMB34.66 million or 24.63% over the corresponding period in 2006. This was mainly due to an increase in fuel oil cost, water expenses for power generation, electricity expense incurred at the water source and operation engagement fees for the newly-operated generating units.

Finance costs

During the Period, net finance costs of the Group amounted to approximately RMB561 million, representing an increase of approximately 146.64% when compared with the corresponding period of 2006, of which interest expenses (net of interest capitalization) amounted to RMB594 million, representing an increase of approximately 123.77% when compared with the corresponding period of 2006. This was mainly attributable to the increased loan amount, the increased proportion of interest in relation to the loans for the newly-operated generating units charged to income statement and the series of interest rate hikes since 2006.

Indebtedness

As at 30 June 2007, borrowings of the Group amounted to RMB34,115 million, of which loans denominated in US dollars amounted to approximately US$202 million. The short-term debentures amounted to approximately RMB3,911 million and the gearing ratio (that is total liabilities / total assets) was approximately 72.99%.

Details of bank borrowings and other borrowings of the Group and the Company as at 30 June 2007 are set out in notes 15 and 16 to the interim financial report (prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting") of the report.

Cash and cash equivalents

As at 30 June 2007, cash and cash equivalents owned by the Group amounted to approximately RMB735 million.

Save as the information disclosed herein, information in respect of the Group's other matters as set out in paragraph 32 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") has not changed materially from that included in the Company's 2006 annual report.

BUSINESS PURSUITS

According to the relevant statistics, the national economy is expected to grow continuously, stably and persistently in 2007 while the demand for power is expected to expand relatively quickly. Meanwhile, the State will advance towards an energy efficient and environment-friendly society. With remarkable improvement in various strengths after years of development, the Group is well placed to consolidate and maintain its competitive advantages in the PRC by capitalizing on its high proportion of environment-friendly generating units with large capacity and high efficiency.

The major objectives of the Group in the second half of 2007 are as follows:

1. To ensure safe and stable operation of the Group's power plants, to achieve the Group's operation targets for 2007, to control costs stringently and maintain the leading position in the industry in terms of various technological and economic performance indicators.

2. To ensure smooth construction progress and timely operation in respect of existing construction, to ensure effective control on construction speed, quality of the construction and ensure control on unit cost.

3. To drive preliminary projects of the Group forward, to further optimize power source structure and regional structure, to actively develop new energy projects, to accelerate the development of hydroelectricity projects, and to boost the construction and development of wind power projects.

4. To take advantage of power source projects of China Huadian Corporation ("China Huadian") across the PRC, to seek exploration and construction of new projects, and to speed up the Group's expansion in domestic power generation business.

5. To strengthen control on cost of coal and further enhance long-term strategic partnerships with coal mines so as to improve coal quality and secure coal supply; to actively strengthen strategic cooperation with large-scaled coal mining enterprises.

6. To adhere to low cost strategies to enhance the Company's profitability.

7. To actively explore multiple debt financing methods for reduction of financing costs so as to meet future financial needs of the Group's continuous development.

SIGNIFICANT EVENTS

(1) Issue of the First Tranche of Short-term Debentures

In accordance with the Management Measures for Short-term Debentures and the relevant documents from the People's Bank of China, the Company issued the 2007 first tranche of short-term debentures on the nationwide inter-bank bond market on 8 May 2007. The short-term debentures were issued at a discount, totalling RMB4 billion, with an issue price of RMB97.54, a par value of RMB100, an annual interest rate of 3.38 % and a term of 272 days. The short-term debentures were publicly issued on the nationwide inter-bank bond market by way of book building and centralised placing with the Industrial and Commercial Bank of China Limited as the lead underwriter responsible for assembling an underwriting syndicate. The issue of such short-term debentures effectively reduced the financing cost of the Company, and is expected to bring down the Company's financial cost by RMB44.32 million for the whole year. For details, please refer to relevant announcements dated 26 April 2007 and 9 May 2007.

(2) Continuing Connected Transactions with Huadian Coal Industry Group Co., Ltd. ("Huadian Coal")

On 28 June 2007, the Company and Huadian Coal entered into an agreement, pursuant to which, the Company appointed Huadian Coal to provide management and coordination services for procurement of coal in the PRC with a total annual service fee of RMB36 million for 2007.

As Huadian Coal is 51.28% directly owned by China Huadian, the Company's controlling shareholder, Huadian Coal is a connected person of the Company for the purpose of the Listing Rules and therefore, entering into of this agreement constitutes a continuing connected transaction of the Company. As the percentage ratio for the total service fees payable by the Company is less than 2.5%, such transaction falls within Rule14A.34 of the Listing Rules and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Details of the transaction were set out in the announcement of the Company dated 28 June 2007.

The Company's independent non-executive directors have reviewed the continuing connected transaction and confirmed that:

(a) the transaction was entered into by the Company in the ordinary and usual course of the Company's business;

(b) the terms of the agreement governing the transaction are no less favourable than those generally available from the independent third party service providers with similar coal procurement scale under similar services; and

(c) the transaction was conducted under normal commercial terms which are fair and reasonable and in the best interests of the Company and its shareholders as a whole.

(3) TRANSACTIONS BETWEEN WUHU COMPANY AND CHINA HUADIAN ENGINEERING CO., LTD. ("HUADIAN ENGINEERING")

On 26 September 2006, the Company and China Huadian entered into an agreement, pursuant to which the Company acquired 95% equity interest in Wuhu Company from China Huadian at a consideration of RMB25,410,000. The equity transfer agreement was approved by State-owned Assets Supervision and Administration Commission of the State Council on 31 December 2006. Wuhu Company became a susidary of the Company after the consideration was fully paid pursuant to the equity transfer agreement in January 2007. Details were set out in the announcements of the Company dated 26 September 2006 and 1 January 2007.

Before becoming a subsidiary of the Company in 2006, Wuhu Company entered into the following contracts with Huadian Engineering, a connected person of the Company, and had made payments to Huadian Engineering in accordance with the contracts entered into:

On 20 June 2006, Wuhu Company and Huadian Engineering entered into a Contract on Procurement of Equipment for Treatment of Condensate Water Polishing. Pursuant to the contract, Wuhu Company shall pay a total amount of RMB12,980,000 to Huadia Engineering, according to the performance progress of the contract. As at 30 June 2007, Wuhu Company had paid RMB5,144,000 to Huadian Engineering.

On 31 July 2006, Wuhu Company and Huadian Engineering entered into a Contract on Procurement of Bucket Wheel Staker-reclaimers. Pursuant to the contract, Wuhu Company shall pay a total amount of RMB18,800,000 to Huadia Engineering, according to the performance progress of the contract. As at 30 June 2007, Wuhu Company had paid RMB1,840,000 to Huadian Engineering.

On 21 August 2006, Wuhu Company and Huadian Engineering entered into a Contract on Procurement of Imported Pipelines and Tube Materials. Pursuant to the contract, Wuhu Company shall pay a total amount of RMB107,180,000 to Huadia Engineering, according to the performance progress of the contract. As at 30 June 2007, Wuhu Company had paid RMB96,492,000 to Huadian Engineering.

On 21 August 2006, Wuhu Company and Huadian Engineering entered into a Contract on Procurement of High Temperature High Pressure Pipe Fittings. Pursuant to the contract, Wuhu Company shall pay a total amount of RMB40,780,000 to Huadia Engineering, according to the performance progress of the contract. As at 30 June 2007, Wuhu Company had paid RMB12,234,000 to Huadian Engineering.

On 30 November 2006, Wuhu Company and Huadian Engineering entered into a Contract on Procurement of Prefabricated Pipes for Factories. Pursuant to the contract, Wuhu Company shall pay a total amount of RMB5,400,000 to Huadia Engineering, according to the performance progress of the contract. As at 30 June 2007, Wuhu Company had not made any payment to Huadian Engineering.

SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

So far as the directors are aware, each of the following persons, not being a Director, Supervisor, chief executive or member of senior management of the Company, had an interest or short position in the Company's shares or underlying shares (as the case may be) as at 30 June 2007 which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise, as at 30 June 2007 interested in 5% or more of any class of the then issued share capital of the Company or was, as at 30 June 2007, a substantial shareholder (as defined in the Listing Rules) of the Company:

			Interest as at 30 June 2007			
Name of shareholder	**Type of shares**	**Number of shares held**	**Approximate percentage of shareholding in the Company's total issued share capital**	**Approximate percentage of shareholding in the Company's total issued A shares**	**Approximate percentage of shareholding in the Company's total issued H shares**	**Short position**
China Huadian	A shares	2,961,061,853	49.18%	64.51%	—	—
Shandong International Trust and Investment Corporation	A shares	849,240,728	14.11%	18.50%	—	—
HKSCC Nominees Limited *(Notes)*	H shares	1,425,957,900	23.68%	—	99.65%	See notes

Notes:

Based on the information available to and obtained by the Directors as at 30 June 2007, the information available on the website of the Stock Exchange and so far as the Directors are aware and understand, as at 30 June 2007 (in the order appearing on the Stock Exchange's website):

1. *Among the 1,425,957,900 H shares held by HKSCC Nominees Limited, Deutsche Bank Aktiengesellschaft had an interest in an aggregate of 154,729,400 H shares of the Company (representing approximately 10.81% of the Company's then total issued H shares). Out of such 154,729,400 H shares, Deutsche Bank Aktiengesellschaft had an interest, in the capacity as beneficial owner, in 2,938,000 H shares (representing approximately 0.20% of the Company's then total issued H shares) and had an interest, in the capacity as person having a security interest in shares, in 151,791,400 H shares (representing approximately 10.61% of the Company's then total issued H shares).*

According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware and understand, as at 30 June 2007, Deutsche Bank Aktiengesellschaft also had a short position in an aggregate of 5,020,000 H shares of the Company (representing approximately 0.35% of the Company's then total issued H shares). Out of the short position of 5,020,000 H shares, a short position of 60,000 H shares (representing approximately 0.0042% of the Company's then total issued H shares) was held directly by Deutsche Bank Aktiengesellschaft in the capacity as beneficial owner, a short position of 4,960,000 H shares (representing approximately 0.35% of the Company's then total issued H shares) was held directly by Deutsche Bank Aktiengesellschaft in the capacity as person having a security interest in shares. Out of the short position of 5,020,000 H shares, a short position of 30,000 H shares (representing approximately 0.0021% of the Company's then total issued H shares) was derived from cash settled unlisted derivatives.

2. *Among the 1,425,957,900 H shares held by HKSCC Nominees Limited, The Children's Investment Fund Management (UK) LLP had an interest in an aggregate of 150,669,000 H shares of the Company (representing approximately 10.53% of the Company's then total isuused H shares), in the capacity as investment manager, which were held by The Children's Investment Master Fund, which is controlled by The Children's Investment Fund Management (UK) LLP.*

3. *Among the 1,425,957,900 H shares held by HKSCC Nominees Limited, JPMorgan Chase & Co. had an interest in an aggregate of 126,832,100 H shares of the Company (representing approximately 8.86% of the Company's then total issued H shares). Out of such 126,832,100 H shares, JPMorgan Chase & Co. had an interest in a lending pool comprising 98,226,100 H shares (representing approximately 6.86% of the Company's then total issued H shares) and had an interest, in the capacity as beneficial owner, in 28,606,000 H shares (representing approximately 2.00% of the Company's then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors understand, JPMorgan Chase & Co. was, as at 30 June 2007, interested in the aforesaid 126,832,100 H shares of the Company in the manner as follows:*

   (a) *98,226,100 H shares (representing approximately 6.86% of the Company's then total issued H shares) were held in the capacity as custodian corporation (in the lending pool) by JPMorgan Chase Bank, N.A., which in turn was 100% controlled by JPMorgan Chase & Co.;*

   (b) *13,480,000 H shares (representing approximately 0.94% of the Company's then total issued H shares) were held by J.P. Morgan Whitefriars Inc., which in turn was 100% controlled by J.P. Morgan Overseas Capital Corporation, which in turn was 100% controlled by J.P. Morgan International Finance Limited, which in turn was 100% controlled by Bank One International Holdings Corporation, which in turn was 100% controlled by J.P. Morgan International Inc., which in turn was 100% controlled by JPMorgan Chase Bank, N.A., which in turn was 100% controlled by JPMorgan Chase & Co.; and*

(c) *15,126,000 H shares (representing approximately 1.06% of the Company's then total issued H shares) were held by J.P. Morgan Securities Ltd., which in turn was 98.95% controlled by J.P. Morgan Chase International Holdings Limited, which in turn was 97.58% controlled by J.P. Morgan Chase (UK) Holdings Limited, which in turn was 100% controlled by J.P. Morgan Capital Holdings Limited, which in turn was 100% controlled by J.P. Morgan International Finance Limited, which in turn was 100% controlled by Bank One International Holdings Corporation, which in turn was 100% controlled by J.P. Morgan International Inc., which in turn was 100% controlled by JPMorgan Chase Bank, N.A., which in turn was 100% controlled by JPMorgan Chase & Co.;*

Out of the long position of 126,832,100 H shares of the Company, a long position of 8,048,000 H shares (representing approximately 0.56% of the Company's then total issued H shares) was derived from cash settled derivatives listed or traded on a stock exchange or traded on a futures exchange.

According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware and understand, as at 30 June 2007, JPMorgan Chase & Co. also had a short position in 15,380,400 H shares of the Company (representing approximately 1.08% of the Company's then total issued H shares) in the manner as follows:

(a) *a short position in 254,400 H shares of the Company (representing approximately 0.02% of the Company's then total issued H shares) was held by J.P.Morgan Whitefriars Inc., which in turn was 100% controlled by J.P.Morgan Overseas Capital Corporation, which in turn was 100% controlled by J.P. Morgan International Finance Limited, which in turn was 100% controlled by Bank One International Holdings Corporation, which in turn was 100% controlled by J.P. Morgan International Inc., which in turn was 100% controlled by JPMorgan Chase Bank, N.A., which in turn was 100% controlled by JPMorgan Chase & Co.; and*

(b) *a short position in 15,126,000 H shares of the Company (representing approximately 1.06% of the Company's then total issued H shares) was held by J.P.Morgan Securities Ltd., which in turn was 98.95% held by J.P. Morgan Chase International Holdings Limited, which in turn was 97.58% held by J.P. Morgan Chase (UK) Holdings Limited, which in turn was 100% controlled by J.P. Morgan Capital Holdings Limited, which in turn was 100% controlled by J.P. Morgan International Finance Limited, which in turn was 100% controlled by Bank One International Holdings Corporation, which in turn was 100% controlled by J.P. Morgan International Inc., which in turn was 100% controlled by JPMorgan Chase Bank, N.A., which in turn was 100% controlled by JPMorgan Chase & Co..*

Out of such short position of 15,380,400 H shares of the Company, a short position of 254,400 H shares (representing approximately 0.02% of the Company's then total issued H shares) was derived from cash settled derivatives listed or traded on a stock exchange or traded on a futures exchange.

4. *Among the 1,425,957,900 H shares held by HKSCC Nominees Limited, The Goldman Sachs Group, Inc. had, through controlled corporations, an interest in an aggregate of 107,572,800 H shares of the Company (representing approximately 7.52% of the Company's then total issued H shares). According to the information as disclosed on the website of the Stock Exchange and so far as the Directors understand, The Goldman Sachs Group, Inc. was, as at 30 June 2007, interested in the aforesaid 107,572,800 H shares of the Company in the manner as follows:*

   (a) 107,504,000 H shares (representing approximately 7.51% of the Company's then total issued H shares) were held by Goldman Sachs Asset Management International, which in turn was 99% controlled by Goldman Sachs Holdings (U.K.), which in turn was 100% controlled by Goldman Sachs Group Holdings (U.K.), which in turn was 100% controlled by Goldman Sachs (UK) L.L.C., which in turn was 100% controlled by The Goldman Sachs Group, Inc.; and

   (b) 68,800 H shares (representing approximately 0.0048% of the Company's then total issued H shares) were held by Goldman Sachs (Asia) Finance, which in turn was 99% controlled by Goldman Sachs (Asia) Finance Holdings LLC, which in turn was 99% controlled by Goldman Sachs & Co, which in turn was 99.8% controlled by The Goldman Sachs Group, Inc..

   According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware and understand, as at 30 June 2007, The Goldman Sachs Group, Inc. also had a short position in 10,461,000 H shares of the Company (representing approximately 0.73% of the Company's then total issued H shares) as follows:

   (a) A short position in 7,224,000 H shares of the Company (representing approximately 0.50% of the Company's then total issued H shares) was held by Goldman Sachs International, which in turn was 99% controlled by Goldman Sachs Holdings (U.K.), which in turn was 100% controlled by Goldman Sachs Group Holdings (U.K.), which in turn was 100% controlled by Goldman Sachs (UK) L.L.C., which in turn was 100% controlled by The Goldman Sachs Group, Inc.; and

   (b) A short position in 3,237,000 H shares of the Company (representing approximately 0.23% of the Company's then total issued H shares) was held by Goldman Sachs & Co., which in turn was 99.8% controlled by The Goldman Sachs Group, Inc..

Save as disclosed above, according to the records of HKSCC Nominees Limited and other information available to the Directors as at 30 June 2007, the other H shares held by HKSCC Nominees Limited were held by it on behalf of a number of other persons, and to the knowledge of the Directors, none of such persons individually was interested in 5% or more of the Company's then total issued H shares of the Company as at 30 June 2007.

Save as disclosed above and so far as the Directors are aware, as at 30 June 2007, no other person (other than the Directors, Supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder (as defined in the Listing Rules) of the Company.

SECURITIES INTERESTS OF DIRECTORS, SUPERVISORS, CHIEF EXECUTIVES AND SENIOR MANAGEMENT

As at 30 June 2007, none of the Directors, Supervisors, chief executives or members of senior management of the Company or their respective associates had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO), including shares (i) being required to be notified to the Company and the Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, Supervisor, chief executive or member of senior management was taken or deemed to have under such provisions of the SFO), or (ii) being entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO, or (iii) being notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to Supervisors the same as it does to the Directors).

In relation to the six months ended 30 June 2007, the Company has adopted a code of conduct regarding Directors' transactions in the Company's securities on terms identical to those of the Model Code. Having made specific enquiry of all Directors, the Company understands that all Directors have complied with the required standard set out in the Model Code.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Period, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued securities ("securities" having the meaning as ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules).

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 30 June 2007, the Group deposits placed with financial institutions or other parties did not include any designated or trust deposits, or any material deposits which could not be collected by the Group upon maturity.

MATERIAL LITIGATION

As at 30 June 2007, the Group was not involved in any material litigation or arbitration. In addition, no litigation or claim of material importance was known to the Directors of the Company to be pending or threatened by or against the Group.

AUDIT COMMITTEE

The unaudited financial statements for the six months ended 30 June 2007 prepared under International Accounting Standards 34 "Interim Financial Reporting" were reviewed by the Company's Audit Committee.

CORPORATE GOVERNANCE PRACTICES

The codes on corporate governance practices adopted by the Company include, but are not limited to, its Articles of Association, Rules of Procedures of Audit Committee, Code on Shareholders' Meetings, Code on Board Practices and Code on Supervisory Committee, etc..

The Board has reviewed the relevant requirements prescribed under the codes on corporate governance practices adopted by the Company and its actual operations, and has taken the view that the corporate governance practices adopted by the Company during the first half of 2007 have met the requirements under the code provisions in the Code on Corporate Governance Practices (the "Code") as contained in Appendix 14 to the Listing Rules and there was no deviation from such provisions. In certain aspects, the corporate governance practices adopted by the Company have been more stringent than those of the code provisions under the Code.

The following describes the major aspects of corporate governance practices of the Company which have been more stringent than those of the code provisions under the Code:

— In the first half of 2007, altogether five Board meetings were held by the Company.

— the Company has formulated the Code on Trading of the Company's Securities by Directors (Supervisors) of Huadian Power International Corporation Limited and the Code on Trading of the Company's Securities by Employees of Huadian Power International Corporation Limtied, which are not less strict than the Model Code as set out in Appendix 10 to the Listing Rules.

— The Audit Committee comprises five members, including two non-executive directors and three independent non-executive directors. Mr. Hu Yuanmu, the independent non-executive director, was the chairman of Audit Committee. The other four members were independent non-executive directors, Mr. Ding Huiping and Mr. Wang Chuanshun and non-executive directors, Mr. Peng Xingyu and Ms. Wang Yingli. The Audit Committee is mainly responsible for communication, supervision and inspection of internal and external audit of the Company and reported to the Directors in relation to their opinions on audit, internal control and corporate governance.

— In addition to the Audit Committee and the Remuneration Committee, the Company has established its Strategic Committee and formulated Detailed Rules on the Work of the Strategic Committee. Its main duties include:

1. studying and recommending the strategic planning for the long-term development of the Company;

2. studying and recommending on financing proposals in major investments requiring approval of the Board;

3. studying and recommending on major production operation policies requiring approval of the Board;

4. studying and recommending on other significant events that impact on the development of the Company;

5. monitoring the implementation of the above matters; and

6. attending to other matters as requested by the Board.

To date, no deviation from the code provisions under the Code was found.

CONSOLIDATED INCOME STATEMENT

for the six months ended 30 June 2007 (unaudited)
(Expressed in Renminbi)

	Note	Six months ended 30 June 2007 RMB'000	2006 (restated) RMB'000
Turnover	4	**8,538,701**	6,911,216
Operating expenses			
Coal consumption		**(4,828,048)**	(3,761,612)
Depreciation and amortisation		**(1,289,775)**	(894,728)
Major overhaul expenses		**(148,645)**	(124,522)
Repairs and maintenance		**(88,573)**	(67,770)
Personnel costs		**(458,351)**	(540,799)
Administrative expenses		**(265,985)**	(242,630)
Sales related taxes		**(92,306)**	(87,186)
Other operating expenses		**(175,412)**	(140,750)
		(7,347,095)	(5,859,997)
Operating profit		**1,191,606**	1,051,219
Investment income		**—**	19,296
Other net income		**16,689**	14,894
Net finance costs	5	**(561,479)**	(227,650)
Share of profits less losses of associates		**39,881**	(186)
Share of profit less loss of a jointly controlled entity		**25,671**	19,029
Profit before taxation	6	**712,368**	876,602
Income tax	7	**(2,018)**	(275,047)
Profit for the period		**710,350**	601,555
Attributable to:			
Equity shareholders of the company		**543,451**	536,042
Minority interests		**166,899**	65,513
Profit for the period		**710,350**	601,555
Basic and diluted earnings per share	9	**RMB0.090**	RMB0.089

The notes on pages 27 to 48 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET

as at 30 June 2007 (unaudited)
(Expressed in Renminbi)

	Note	At 30 June 2007 RMB'000	At 31 December 2006 (restated) RMB'000
Non-current assets			
Property, plant and equipment	10	**41,909,154**	36,047,950
Construction in progress	11	**12,271,587**	11,499,163
Lease prepayments		**876,859**	895,275
Intangible assets		**44,431**	44,431
Interest in associates		**1,508,105**	1,486,041
Interest in jointly controlled entity		**198,221**	210,481
Other investments		**140,539**	135,539
Investment deposit		**—**	15,250
Deferred tax assets		**45,913**	44,946
		56,994,809	50,379,076
Current assets			
Inventories		**733,897**	730,941
Deposits, other receivables and prepayments		**178,330**	110,481
Trade and bills receivables	12	**1,387,959**	1,526,219
Tax recoverable		**15,322**	14,389
Guarantee deposits	13	**35,361**	316,058
Cash and cash equivalents	14	**734,827**	962,183
		3,085,696	3,660,271
Current liabilities			
Bank loans	15	**7,369,259**	10,804,955
Current portion of loans from shareholders		**51,000**	51,000
Current portion of state loans		**10,134**	10,005
Other loans	16	**1,798,418**	1,498,020
Short-term debenture payables	17	**3,910,894**	—
Amounts due to holding company		**11,155**	10,415
Trade and bills payables	18	**6,307,026**	4,457,324
Other payables		**2,432,666**	1,701,618
Tax payable		**71,661**	88,792
		21,962,213	18,622,129
Net current liabilities		**(18,876,517)**	(14,961,858)
Total assets less current liabilities carried forward		38,118,292	35,417,218

CONSOLIDATED BALANCE SHEET *(Continued)*

as at 30 June 2007 (unaudited)
(Expressed in Renminbi)

	Note	At 30 June 2007 *RMB'000*	At 31 December 2006 (restated) *RMB'000*
Total assets less current liabilities brought forward		**38,118,292**	35,417,218
Non-current liabilities			
Bank loans	15	**19,128,875**	16,455,447
Loans from shareholders		**1,235,000**	1,235,000
State loans		**67,882**	74,424
Other loans	16	**543,905**	831,055
Deferred government grants		**201,701**	203,880
Deferred tax liabilities		**637,119**	769,509
Deferred income	19	**74,758**	—
		21,889,240	19,569,315
Net assets		**16,229,052**	15,847,903
Capital and reserves			
Share capital		**6,021,084**	6,021,084
Reserves		**7,625,326**	7,455,182
Total equity attributable to equity shareholders of the company		**13,646,410**	13,476,266
Minority interests		**2,582,642**	2,371,637
Total equity		**16,229,052**	15,847,903

The notes on pages 27 to 48 form part of this interim financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2007 (unaudited)

(Expressed in Renminbi)

		Attributable to equity shareholders of the company									
	Note	Share capital RMB'000	Capital reserve RMB'000	Statutory surplus reserve RMB'000	Statutory public welfare fund RMB'000	Discretionary surplus reserve RMB'000	Revaluation reserve RMB'000	Retained profits RMB'000	Total RMB'000	Minority interests RMB'000	Total equity RMB'000
Balance at 1 January 2007		6,021,084	1,897,919	1,453,842	–	68,089	44,726	3,990,606	13,476,266	2,371,637	15,847,903
Profit for the period		–	–	–	–	–	–	543,451	543,451	166,899	710,350
Transfer to statutory surplus reserve		–	–	6,720	–	–	–	(6,720)	–	–	–
Capital injection from minority equity shareholders of subsidiaries		–	–	–	–	–	–	–	–	56,286	56,286
Dividends approved for equity shareholders of the company	8	–	–	–	–	–	–	(373,307)	(373,307)	–	(373,307)
Dividends approved for minority equity shareholders of subsidiaries		–	–	–	–	–	–	–	–	(13,518)	(13,518)
Acquisition of a subsidiary		–	–	–	–	–	–	–	–	1,338	1,338
Balance at 30 June 2007		6,021,084	1,897,919	1,460,562	–	68,089	44,726	4,154,030	13,848,410	2,582,642	16,229,052
Balance at 1 January 2006		6,021,084	1,897,919	962,219	379,434	68,089	–	3,292,984	12,621,709	1,040,707	13,662,416
Profit for the period		–	–	–	–	–	–	536,042	536,042	65,513	601,555
Transfer to statutory surplus reserve		–	–	379,434	(379,434)	–	–	–	–	–	–
Capital injection from minority equity shareholders of subsidiaries		–	–	–	–	–	–	–	–	476,734	476,734
Dividends approved for equity shareholders of the company	8	–	–	–	–	–	–	(391,370)	(391,370)	–	(391,370)
Dividends approved for minority equity shareholders of subsidiaries		–	–	–	–	–	–	–	–	(11,338)	(11,338)
Acquisition of a subsidiary		–	–	–	–	–	44,726	–	44,726	694,835	739,561
Disposal of subsidiaries		–	–	–	–	–	–	–	–	(7,887)	(7,887)
Balance at 30 June 2006		6,021,084	1,897,919	1,341,653	–	68,089	44,726	3,437,636	12,811,107	2,258,564	15,069,671

The notes on pages 27 to 48 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June 2007 (unaudited)
(Expressed in Renminbi)

		Six months ended 30 June	
		2007	2006 (restated)
	Note	***RMB'000***	*RMB'000*
Net cash from operating activities		**2,179,028**	1,611,691
Net cash used in investing activities		**(5,336,013)**	(5,715,625)
Net cash from financing activities		**2,929,629**	3,910,950
Decrease in cash and cash equivalents		**(227,356)**	(192,984)
Cash and cash equivalents at 1 January		**962,183**	845,642
Cash and cash equivalents at 30 June	14	**734,827**	652,658

The notes on pages 27 to 48 form part of this interim financial report.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Renminbi)

1 Basis of preparation

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board ("IASB"). It was authorised for issuance on 23 August 2007.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

In preparing this interim financial report, the significant judgements made by management in applying the group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2006.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the group since the 2006 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the IASB. IFRS includes all applicable IFRS, IAS and related interpretations.

IASB has issued a number of new and revised IFRS that are effective or available for early adoption for accounting periods beginning on or after 1 January 2007. The Board of Directors has determined the accounting policies to be adopted in the preparation of the group's annual financial statements for the year ending 31 December 2007, on the basis of IFRS currently in issue, which directors believe, do not have a significant impact on the group's prior year financial position and results of operations.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

1 Basis of preparation *(Continued)*

The IFRS that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2007 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of this interim financial report. Therefore the policies that will be applied in the group's financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report. The group has not applied any new standards or interpretations that are not yet effective for the current accounting period (see note 25).

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2006 annual financial statements, except for accounting policy on investment in jointly controlled entities and details are set out in note 2.

The interim financial report set out on pages 22 to 48 is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity", issued by the Hong Kong Institute of Certified Public Accountants. KPMG's independent review report to the Board of Directors is included on page 49.

The financial information relating to the financial year ended 31 December 2006 that is included in the interim financial report as being previously reported information does not constitute the company's annual financial statements prepared under IFRS for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31 December 2006 are available from the company's legal office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 23 March 2007.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

2 Changes in accounting policy

In prior years, investment in jointly controlled entity was accounted for under proportionate consolidation method for consolidated financial statements prepared under IFRS and People's Republic of China ("PRC") Accounting Standards and Regulations. Effective from 1 January 2007, the group adopted the new China's Accounting Standards for Business Enterprises ("ASBE") (2006) for the preparation of PRC financial statements and changed its accounting policy to equity account for the investment in jointly controlled entity in accordance with ASBE 2 "Long-term equity investments".

In order to avoid confusion and to harmonise with existing ASBE (2006), the director believes that the adoption of equity method could provide more relevant information about the group's financial position. As a result, the group has adopted the equity method, which is permitted under IAS 31 "Interests in Joint Ventures", to account for investment in jointly controlled entity for consolidated financial statements prepared under IFRS with effect from 1 January 2007.

The change in accounting policy has been adopted retrospectively but there is no effect on the opening net assets, retained profits nor the profit or loss for the periods presented. The adoption of equity method only resulted in a reclassification of the accounting caption and the effects to the group's consolidated financial statements are set out below:

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

2 Changes in accounting policy *(continued)*

(a) Restatement of prior periods and opening balances

Consolidated income statement for the six months ended 30 June 2006:

	2006 (as previously reported) *RMB'000*	Effect of new policy increase/ (decrease) in profit for the period *RMB'000*	2006 *RMB'000*
Turnover	7,116,054	(204,838)	6,911,216
Operating expenses			
Coal consumption	(3,853,880)	92,268	(3,761,612)
Depreciation and amortisation	(933,666)	38,938	(894,728)
Major overhaul expenses	(137,833)	13,311	(124,522)
Repairs and maintenance	(69,179)	1,409	(67,770)
Personnel costs	(549,666)	8,867	(540,799)
Administrative expenses	(248,602)	5,972	(242,630)
Sales related taxes	(88,209)	1,023	(87,186)
Other operating expenses	(143,866)	3,116	(140,750)
	(6,024,901)	164,904	(5,859,997)
Operating profit	1,091,153	(39,934)	1,051,219
Investment income	19,296	—	19,296
Other net income	14,437	457	14,894
Net finance costs	(253,009)	25,359	(227,650)
Share of profits less losses of associates	(186)	—	(186)
Share of profits less losses of jointly controlled entity	—	19,029	19,029
Profit before taxation	871,691	4,911	876,602
Income tax	(270,136)	(4,911)	(275,047)
Profit for the period	601,555	—	601,555

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

2 Changes in accounting policy *(Continued)*

(a) Restatement of prior periods and opening balances *(Continued)*

Consolidated balance sheet as at 31 December 2006:

	2006 (as previously reported) *RMB'000*	Effect of new policy increase/ (decrease) in net assets *RMB'000*	2006 *RMB'000*
Non-current assets			
Property, plant and equipment	37,046,206	(998,256)	36,047,950
Interest in jointly controlled entity	—	210,481	210,481
Other non-current assets	14,120,645	—	14,120,645
	51,166,851	(787,775)	50,379,076
Current assets			
Inventories	748,511	(17,570)	730,941
Deposits, other receivables and prepayments	111,258	(777)	110,481
Trade and bills receivables	1,575,104	(48,885)	1,526,219
Tax recoverable	16,164	(1,775)	14,389
Guarantee deposits	316,058	—	316,058
Cash and cash equivalents	967,922	(5,739)	962,183
	3,735,017	(74,746)	3,660,271
Current liabilities			
Bank loans	(10,864,955)	60,000	(10,804,955)
Other loans	(1,575,520)	77,500	(1,498,020)
Trade and bills payables	(4,508,415)	51,091	(4,457,324)
Other payables	(1,713,570)	11,952	(1,701,618)
Other current liabilities	(160,212)	—	(160,212)
	(18,822,672)	200,543	(18,622,129)
Net current liabilities	(15,087,655)	125,797	(14,961,858)
Total assets less current liabilities carried forward	36,079,196	(661,978)	35,417,218

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

2 Changes in accounting policy *(Continued)*

(a) Restatement of prior periods and opening balances *(Continued)*

Consolidated balance sheet as at 31 December 2006: (Continued)

	2006 (as previously reported) *RMB'000*	Effect of new policy increase/ (decrease) in net assets *RMB'000*	2006 *RMB'000*
Total assets less current liabilities brought forward	36,079,196	(661,978)	35,417,218
Non-current liabilities			
Bank loans	(17,005,947)	550,500	(16,455,447)
Loans from shareholders	(1,335,000)	100,000	(1,235,000)
Deferred tax liabilities	(780,987)	11,478	(769,509)
Other non-current liabilities	(1,109,359)	—	(1,109,359)
	(20,231,293)	661,978	(19,569,315)
Net assets	15,847,903	—	15,847,903
Capital and reserves	(13,476,266)	—	(13,476,266)
Minority interests	(2,371,637)	—	(2,371,637)
Total equity	(15,847,903)	—	(15,847,903)

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

2 Changes in accounting policy *(Continued)*

(b) Estimated effect of changes in accounting policies on the current period

Estimated effect on the consolidated income statement for the six months ended 30 June 2007:

	2007 *RMB'000*	Effect of new policy increase/ (decrease) in profit for the period *RMB'000*	2007 *RMB'000*
Turnover	8,538,701	201,514	8,740,215
Operating expenses			
Coal consumption	(4,828,048)	(88,493)	(4,916,541)
Depreciation and amortisation	(1,289,775)	(28,163)	(1,317,938)
Major overhaul expenses	(148,645)	(12,689)	(161,334)
Repairs and maintenance	(88,573)	(1,593)	(90,166)
Personnel costs	(458,351)	(9,306)	(467,657)
Administrative expenses	(265,985)	(11,458)	(277,443)
Sales related taxes	(92,306)	(971)	(93,277)
Other operating expenses	(175,412)	(1,462)	(176,874)
	(7,347,095)	(154,135)	(7,501,230)
Operating profit	1,191,606	47,379	1,238,985
Investment income	—	—	—
Other net income	16,689	2,400	19,089
Net finance costs	(561,479)	(24,115)	(585,594)
Share of profits less losses of associates	39,881	—	39,881
Share of profits less losses of jointly controlled entity	25,671	(25,671)	—
Profit before taxation	712,368	(7)	712,361
Income tax	(2,018)	7	(2,011)
Profit for the period	710,350	—	710,350

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

2 Changes in accounting policy *(Continued)*

(b) Estimated effect of changes in accounting policies on the current period *(Continued)*

Estimated effect on the consolidated balance sheet as at 30 June 2007:

	2007 *RMB'000*	Effect of new policy increase/ (decrease) in net assets *RMB'000*	2007 *RMB'000*
Non-current assets			
Property, plant and equipment	41,909,154	970,028	42,879,182
Construction in progress	12,271,587	103	12,271,690
Interest in jointly controlled entity	198,221	(198,221)	—
Other non-current assets	2,615,847	—	2,615,847
	56,994,809	771,910	57,766,719
Current assets			
Inventories	733,897	19,907	753,804
Deposits, other receivables and prepayments	178,330	780	179,110
Trade and bills receivables	1,387,959	41,252	1,429,211
Tax recoverable	15,322	—	15,322
Guarantee deposits	35,361	—	35,361
Cash and cash equivalents	734,827	16,992	751,819
	3,085,696	78,931	3,164,627
Current liabilities			
Bank loans	(7,369,259)	(77,500)	(7,446,759)
Other loans	(1,798,418)	(77,500)	(1,875,918)
Trade and bills payables	(6,307,026)	(23,819)	(6,330,845)
Other payables	(2,432,666)	(30,051)	(2,462,717)
Other current liabilities	(4,054,844)	—	(4,054,844)
	(21,962,213)	(208,870)	(22,171,083)
Net current liabilities	(18,876,517)	(129,939)	(19,006,456)
Total assets less current liabilities carried forward	38,118,292	641,971	38,760,263

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

2 Changes in accounting policy *(Continued)*

(b) Estimated effect of changes in accounting policies on the current period *(Continued)*

Estimated effect on the consolidated balance sheet as at 30 June 2007: (Continued)

	2007 *RMB'000*	Effect of new policy increase/ (decrease) in net assets *RMB'000*	2007 *RMB'000*
Total assets less current liabilities brought forward	38,118,292	641,971	38,760,263
Non-current liabilities			
Bank loans	(19,128,875)	(530,500)	(19,659,375)
Loans from shareholders	(1,235,000)	(100,000)	(1,335,000)
Deferred tax liabilities	(637,119)	(11,471)	(648,590)
Other non-current liabilities	(888,246)	—	(888,246)
	(21,889,240)	(641,971)	(22,531,211)
Net assets	16,229,052	—	16,229,052
Capital and reserves	(13,646,410)	—	(13,646,410)
Minority interests	(2,582,642)	—	(2,582,642)
Total equity	(16,229,052)	—	(16,229,052)

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

3 Acquisitions

In January 2007, the company completed the acquisition of 95% equity interests in Anhui Huadian Wuhu Power Company Limited for a consideration of RMB25.41 million.

The acquisitions had the following effect on the group's assets and liabilities:

	Pre-acquisition carrying amounts *RMB'000*	Fair value adjustments *RMB'000*	Recognised values on acquisitions *RMB'000*
Property, plant and equipment	3,909	—	3,909
Construction in progress	763,347	30,686	794,033
Designated loans	100,000	—	100,000
Deposits, other receivables and prepayments	7,098	—	7,098
Cash and cash equivalents	55,031	—	55,031
Trade payables	(288,470)	—	(288,470)
Other payables	(15,253)	—	(15,253)
Tax payable	(16)	—	(16)
Loans	(625,000)	—	(625,000)
Deferred tax assets/(liabilities)	3,087	(7,671)	(4,584)
Minority interests	(187)	(1,151)	(1,338)
Total	3,546	21,864	25,410
Less: Cash and cash equivalents acquired			(55,031)
Investment deposit paid in 2006			(15,250)
Net cash inflow for the period			(44,871)

The acquisitions contributed unaudited turnover amounting to RMB Nil and unaudited loss after tax amounting to RMB2,886,000 for the six months ended 30 June 2007.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

4 Turnover

Turnover represents the sale of electricity and heat, net of value added tax. Major components of the group's turnover are as follows:

	Six months ended 30 June	
	2007	2006 (restated)
	RMB'000	*RMB'000*
Sale of electricity	**8,356,965**	6,751,257
Sale of heat	**181,736**	159,959
	8,538,701	6,911,216

5 Net finance costs

	Six months ended 30 June	
	2007	2006 (restated)
	RMB'000	*RMB'000*
Interest on bank and other loans	**962,452**	583,545
Less: Interest capitalised	**(368,739)**	(318,218)
Net interest expenses	**593,713**	265,327
Less: Interest income	**(3,799)**	(4,542)
Net foreign exchange gain	**(37,171)**	(14,481)
Net loss/(gain) on derivative financial instruments	**8,736**	(18,654)
Net finance costs	**561,479**	227,650

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

6 Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	Six months ended 30 June	
	2007	2006 (restated)
	RMB'000	*RMB'000*
Cost of inventories	**5,139,497**	4,007,357
Amortisation of intangible assets and lease prepayments	**16,606**	15,844
Depreciation	**1,273,169**	878,884
Dividend income	**—**	(3,140)
Profit on sale of investments	**—**	(16,156)

7 Income tax

	Six months ended 30 June	
	2007	2006 (restated)
	RMB'000	*RMB'000*
Charge for the PRC enterprise income tax	**139,959**	215,363
Deferred tax (income)/expense	**(137,941)**	59,684
	2,018	275,047

The charge for PRC enterprise income tax is calculated at the statutory rate of 33% (six months ended 30 June 2006: 33%) on the estimated assessable profits of the group for the six months ended 30 June 2007 determined in accordance with relevant enterprise income tax rules and regulations, except for a subsidiary of the company which is taxed at a preferential rate of 15%.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

7 Income tax *(Continued)*

On 16 March 2007, the Tenth National People's Congress ("NPC") plenary session passed the enterprise income tax law ("New Tax Law") that imposes a single uniform income tax rate of 25% for most enterprises. According to the New Tax Law, except for a subsidiary of the company which enjoys a preferential rate of 15% until 2010, the group's applicable income tax rate is changed from 33% to 25% from 1 January 2008. Deferred tax income of RMB 196,924,000 has been adjusted based on the tax rate that is expected to apply to the period when the deferred tax asset is realised or the deferred tax liability is settled.

8 Dividends

(i) Dividends attributable to the interim period:

The directors do not recommend the payment of any interim dividend for the six months ended 30 June 2007 (six months ended 30 June 2006: RMB Nil).

(ii) Dividends attributable to the previous financial year, approved and paid during the interim period:

	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
Final dividend in respect of the financial year ended 31 December 2006, approved during the following interim period, of RMB0.062 per share (year ended 31 December 2005: RMB0.065)	373,307	391,370

As at 30 June 2007, the group paid dividends of RMB134,000,000 and the remaining dividend payable was settled on 3 July 2007.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

9 Earnings per share

(i) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the company for the six months ended 30 June 2007 of RMB543,451,000 (six months ended 30 June 2006: RMB536,042,000) and the number of shares in issue during the six months ended 30 June 2007 of 6,021,084,200 (six months ended 30 June 2006: 6,021,084,200).

(ii) Diluted earnings per share

There were no dilutive potential ordinary shares in existence during the six months ended 30 June 2006 and 2007.

10 Property, plant and equipment

During the six months ended 30 June 2007, the group acquired items of property, plant and equipment of RMB7,154,488,000 (six months ended 30 June 2006: RMB1,283,688,000), of which the portions acquired through transfer from construction in progress and through acquisition of a subsidiary were RMB7,118,966,000 (six months ended 30 June 2006: RMB8,683,000) and RMB3,909,000 (six months ended 30 June 2006: RMB1,227,535,000), respectively.

11 Construction in progress

The acquisition and transfer of items of construction in progress during the six months ended 30 June 2006 and 2007 are as follows:

	Six months ended 30 June	
	2007	2006 (restated)
	RMB'000	*RMB'000*
Through acquisition of a subsidiary	**794,031**	1,054,545
Additions	**7,097,359**	5,918,721
Transfer to property, plant and equipment	**(7,118,966)**	(8,683)

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

12 Trade and bills receivables

	At 30 June 2007 *RMB'000*	At 31 December 2006 (restated) *RMB'000*
Trade and bills receivables for sale of electricity	**1,336,927**	1,492,077
Trade and bills receivables for sale of heat	**51,032**	34,142
	1,387,959	1,526,219

Receivables from sale of electricity are due within 30 days from the date of billing. Receivables from sale of heat are due within 90 days from the date of billing.

The ageing analysis of trade and bills receivables is as follows:

	At 30 June 2007 *RMB'000*	At 31 December 2006 (restated) *RMB'000*
Within one year	**1,357,337**	1,498,739
Between one and two years	**14,535**	11,578
Between two and three years	**185**	—
More than three years	**15,902**	15,902
	1,387,959	1,526,219

13 Guarantee deposits

Guarantee deposits represent cash pledged as collateral for bills payable.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

14 Cash and cash equivalents

	At 30 June 2007 *RMB'000*	At 31 December 2006 (restated) *RMB'000*
Cash at bank and in hand	**729,827**	957,183
Deposits with banks and other financial institutions	**5,000**	5,000
	734,827	962,183

15 Bank loans

All of the bank loans are unsecured, except for an amount of RMB5,280,000,000 (31 December 2006: RMB3,290,000,000) in respect of certain subsidiaries, which is secured by the income stream in respect of the sales of electricity of these subsidiaries.

16 Other loans

Other loans included loans from China Huadian Finance Corporation Limited, an associate of the group, of RMB1,815,212,000 (31 December 2006: RMB1,640,037,000).

17 Short-term debenture payables

On 8 May 2007, the group issued short-term debentures of RMB4,000,000,000 at discount with a maturity period of 272 days in the PRC interbank debenture market. The unit par value is RMB100 and the issue price is RMB97.54.

18 Trade and bills payables

All of the trade and bills payables are expected to be settled within one year.

19 Deferred income

Deferred income represents prepayment of heat connection fees received from customers, which is deferred and recognised in profit or loss in equal instalments over the useful lives of the relevant assets.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

20 Material related party transactions

(a) Transactions with China Huadian Corporation ("China Huadian"), fellow subsidiaries, associates and Shandong International Trust and Investment Company Limited ("SITIC")

(i) The group had the following material transactions with China Huadian, fellow subsidiaries, associates and SITIC during the six months ended 30 June 2006 and 2007:

	Six months ended 30 June 2007	2006 (restated)
	RMB'000	*RMB'000*
Construction costs and equipment costs paid and payable to entities controlled by the holding company	**82,979**	45,111
Interest expenses	**85,146**	68,187
Loans obtained from related parties	**1,675,175**	630,000
Loans repaid to related parties	**1,500,000**	375,000
Service fee paid to associates	**15,230**	—

(ii) The balances due to related parties are as follows:

	Nature of transactions	At 30 June 2007	At 31 December 2006 (restated)
		RMB'000	*RMB'000*
Prepayment to a fellow subsidiary	Construction and equipment costs	**170,121**	208,912
Amounts due to shareholders	Loan	**1,286,000**	1,286,000
Amounts due to associates	Loan	**2,115,212**	1,940,037

20 Material related party transactions *(Continued)*

(a) Transactions with China Huadian Corporation ("China Huadian"), fellow subsidiaries, associates and Shandong International Trust and Investment Company Limited ("SITIC") *(Continued)*

(iii) In April 2006, the company contributed RMB315 million to the registered capital of Huadian Coal Industry Group Co., Ltd. ("Huadian Coal"), which was originally a wholly owned subsidiary of China Huadian, for part of the capital enlargement. After the completion of the capital enlargement of Huadian Coal, the company owns 20.19% equity interests in Huadian Coal.

(iv) At 30 June 2007, the subsidiary, Sichuan Guangan Power Generation Company Limited provided guarantees to banks for loans granted to an associate of the company, Sichuan Huayingshan Longtan Coal Company Limited amounting to RMB104,150,000 (31 December 2006: RMB73,400,000).

(v) At 30 June 2007, China Huadian provided guarantee to banks for loans granted to the group amounting to RMB220,000,000 (31 December 2006: RMB220,000,000).

(b) Transactions with key management personnel

Remuneration for key management personnel, including amounts paid to the company's directors and supervisors is as follows:

	Six months ended 30 June	
	2007	2006 (restated)
	RMB'000	*RMB'000*
Salaries and other emoluments	**1,003**	964
Retirement benefits	**153**	105
Bonuses	**739**	406
	1,895	1,475

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

20 Material related party transactions *(Continued)*

(c) Contributions to defined contribution retirement plans

The group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. As at 30 June 2007, there was no material outstanding contribution to post-employment benefit plans.

(d) Transactions with other state-controlled entities in the PRC

The group operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliates and other organisations.

Apart from transactions mentioned in notes 20(a), (b) and (c), the group has transactions with other state-controlled entities include but not limited to the following:

— sales of electricity and heat;

— depositing and borrowing money; and

— purchase of construction materials and receiving construction work services.

These transactions are conducted in the ordinary course of the group's business on terms comparable to those with other entities that are not state-controlled. The group has established its approval process for sales of electricity, purchase of products and services and its financing policy for borrowing. Such approval processes and financing policy do not depend on whether the counterparties are state-controlled entities or not.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

20 Material related party transactions *(Continued)*

(d) Transactions with other state-controlled entities in the PRC *(Continued)*

Having considered the potential for transactions to be impacted by related party relationships, the group's approval processes and financing policy, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that the following transactions require disclosure as related party transactions:

	Six months ended 30 June	
	2007	2006 (restated)
	RMB'000	*RMB'000*
Sale of electricity to the grid	**8,356,965**	6,751,257
Interest expenses	**607,480**	255,242
Purchase of construction materials and receiving construction work service	**6,645,641**	5,555,392

	At 30 June 2007	At 31 December 2006 (restated)
	RMB'000	*RMB'000*
Receivables from sale of electricity	**1,336,927**	1,492,077
Loans payables	**19,661,631**	20,377,024
Cash at bank	**372,984**	944,468
Prepayments	**2,429,124**	5,710,304
Trade and other payables	**5,751,512**	3,981,374

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

21 Capital commitments

(i) The group (excluding jointly controlled entity) had capital commitments outstanding as at 30 June 2007 and 31 December 2006 not provided for in the consolidated financial statements as follows:

	At 30 June 2007 *RMB'000*	At 31 December 2006 *RMB'000*
Contracted for		
— Development of power plants	**7,821,042**	8,972,415
— Investments	**217,200**	170,160
— Technical improvement projects and others	**147,013**	145,256
	8,185,255	9,287,831
Authorised but not contracted for		
— Development of power plants	**6,384,321**	6,349,517
— Technical improvement projects and others	**446,228**	204,159
	6,830,549	6,553,676
	15,015,804	15,841,507

(ii) The group did not have significant proportionate share of the jointly controlled entity's capital expenditure commitments at 30 June 2007 and 31 December 2006.

22 Contingent liabilities

The group did not have any material contingent liabilities as at 30 June 2007 and 31 December 2006, except for those disclosed in note 20(a)(iv).

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT *(Continued)*

23 Segment reporting

The group's profits are almost entirely attributable to the generation and sale of electricity in the PRC. Accordingly, no segmental analysis is provided.

24 Comparative figures

Certain comparative figures have been adjusted as a result of the change in accounting policy. Further details have been disclosed in note 2.

25 Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ending 31 December 2007

Up to the date of issue of this financial report, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the accounting period ending 31 December 2007 and which have not been adopted in these financial statements because the directors expect that the group will not early apply them when preparing the group's annual financial statements for the year ending 31 December 2007.

Of these developments, the following relate to matters that may be relevant to the group's operations and financial statements:

		Effective for accounting periods beginning on or after
IFRIC 12	Service concession arrangements	1 January 2008
IFRS 8	Operating segments	1 January 2009
IAS 23 (Revised)	Borrowing costs	1 January 2009

The group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the group's results of operations and financial position.

Review report to the board of directors of
Huadian Power International Corporation Limited

Introduction

We have reviewed the interim financial report set out on pages 22 to 48 which comprises the balance sheet of Huadian Power International Corporation Limited as of 30 June 2007 and the related statements of income, and changes in equity and condensed statement of cash flows for the six months period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim financial reporting" issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim financial reporting".

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

23 August 2007

CONSOLIDATED BALANCE SHEET

as at 30 June 2007 (unaudited)
(Expressed in Renminbi'000)

ASSETS	Note	30 June 2007	31 December 2006 *(restated)*
Current assets			
Cash at bank and in hand	7	**770,188**	1,333,272
Designated loans		**—**	100,000
Bills receivable	8	**8,604**	7,068
Trade receivables	9	**1,379,355**	1,519,151
Prepayments	10	**93,583**	66,678
Other receivables	11	**81,039**	47,330
Inventories	12	**733,897**	730,941
Total current assets		**3,066,666**	3,804,440
Non-current assets			
Long-term equity investments	13	**1,846,865**	1,832,061
Fixed assets	14	**41,155,664**	35,264,944
Construction in progress	15	**8,863,174**	6,543,890
Construction materials	15	**3,395,885**	5,714,311
Intangible assets	16	**683,575**	695,704
Goodwill	17	**274,209**	274,209
Deferred tax assets	18	**92,236**	131,066
Investment deposit	19	**—**	15,250
Total non-current assets		**56,311,608**	50,471,435
Total assets		**59,378,274**	54,275,875

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpeng
Head of accounting department

The notes on pages 68 to 182 form part of these financial statements.

CONSOLIDATED BALANCE SHEET *(continued)*

as at 30 June 2007 (unaudited)
(Expressed in Renminbi'000)

LIABILITIES AND SHAREHOLDERS' EQUITY	*Note*	30 June 2007	31 December 2006 *(restated)*
Current liabilities			
Short-term loans	21	**8,207,314**	10,119,902
Bills payable	22	**2,431,325**	1,730,686
Trade payables	23	**3,875,701**	3,015,109
Wages payable	24	**179,080**	277,707
Taxes payable	5(3)	**207,613**	319,617
Other payables	25	**2,113,467**	1,232,877
Short-term debenture payables	26	**3,910,894**	—
Long-term loans due within one year	27	**1,021,497**	2,369,078
Total current liabilities		**21,946,891**	19,064,976
Non-current liabilities			
Long-term loans	28	**20,975,662**	19,095,926
Special payables		**—**	15,640
Deferred tax liabilities	18	**464,152**	519,430
Other non-current liabilities		**87,184**	28,360
Total non-current liabilities		**21,526,998**	19,659,356
Total liabilities		**43,473,889**	38,724,332

Cao Peixi	**Zhu Fangxin**	**Tao Yunpeng**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 68 to 182 form part of these financial statements.

CONSOLIDATED BALANCE SHEET *(continued)*

as at 30 June 2007 (unaudited)
(Expressed in Renminbi'000)

LIABILITIES AND SHAREHOLDERS' EQUITY *(continued)*	Note	30 June 2007	31 December 2006 *(restated)*
Shareholders' equity			
Share capital	29	**6,021,084**	6,021,084
Capital reserve	30(1)	**2,017,180**	2,027,690
Surplus reserves	30(2)	**1,528,651**	1,528,651
Retained profits		**4,043,734**	3,870,633
Total equity attributable to equity shareholders of the Company		**13,610,649**	13,448,058
Minority interest		**2,293,736**	2,103,485
Total shareholders' equity		**15,904,385**	15,551,543
Total liabilities and shareholders' equity		**59,378,274**	54,275,875

These financial statements were approved by the Board of Directors on 23 August 2007.

Cao Peixi	**Zhu Fangxin**	**Tao Yunpeng**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 68 to 182 form part of these financial statements.

BALANCE SHEET

as at 30 June 2007 (unaudited)
(Expressed in Renminbi'000)

ASSETS	Note	30 June 2007	31 December 2006 (restated)
Current assets			
Cash at bank and in hand	7	**193,903**	576,989
Trade receivables	9	**478,070**	530,690
Prepayments	10	**35,422**	27,347
Other receivables	11	**117,226**	319,910
Inventories	12	**285,394**	299,032
Total current assets		**1,110,015**	1,753,968
Non-current assets			
Long-term equity investments	13	**7,596,888**	6,809,019
Fixed assets	14	**14,396,171**	14,777,769
Construction in progress	15	**3,131,860**	1,436,132
Construction materials	15	**98,419**	812,632
Intangible assets	16	**191,274**	196,814
Goodwill	17	**7,019**	7,019
Deferred tax assets	18	**38,231**	82,274
Investment deposit	19	**—**	15,250
Total non-current assets		**25,459,862**	24,136,909
Total assets		**26,569,877**	25,890,877

Cao Peixi	**Zhu Fangxin**	**Tao Yunpeng**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 68 to 182 form part of these financial statements.

BALANCE SHEET *(continued)*

as at 30 June 2007 (unaudited)
(Expressed in Renminbi'000)

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	30 June 2007	31 December 2006 *(restated)*
Current liabilities			
Short-term loans	21	**1,937,314**	4,486,902
Bills payable	22	**1,024,429**	480,000
Trade payables	23	**1,484,473**	1,231,025
Wages payable	24	**94,185**	188,655
Taxes payable	5(3)	**117,748**	230,832
Other payables	25	**909,906**	606,535
Short-term debenture payables	26	**3,910,894**	—
Long-term loans due within one year	27	**208,171**	1,479,935
Total current liabilities		**9,687,120**	8,703,884
Non-current liabilities			
Long-term loans	28	**3,505,971**	3,726,841
Special payables		**—**	15,640
Total long-term liabilities		**3,505,971**	3,742,481
Total liabilities		**13,193,091**	12,446,365

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpeng
Head of accounting department

The notes on pages 68 to 182 form part of these financial statements.

BALANCE SHEET *(continued)*
as at 30 June 2007 (unaudited)
(Expressed in Renminbi'000)

LIABILITIES AND SHAREHOLDERS' EQUITY *(continued)*	*Note*	**30 June 2007**	31 December 2006 *(restated)*
Shareholders' equity			
Share capital	29	**6,021,084**	6,021,084
Capital reserve	30(1)	**2,011,226**	2,018,190
Surplus reserves	30(2)	**1,528,651**	1,528,651
Retained profits		**3,815,825**	3,876,587
Total shareholders' equity		**13,376,786**	13,444,512
Total liabilities and shareholders' equity		**26,569,877**	25,890,877

These financial statements were approved by the Board of Directors on 23 August 2007.

Cao Peixi	**Zhu Fangxin**	**Tao Yunpeng**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 68 to 182 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT

for the six months ended
from 1 January 2007 to 30 June 2007 (unaudited)
(Expressed in Renminbi'000)

	Note	For the six months ended 30 June 2007	2006 *(restated)*
Turnover	32	**8,575,132**	6,942,404
Less: Cost of sales	33	**(6,941,893)**	(5,498,669)
Sales taxes and surcharges	34	**(92,492)**	(88,723)
Administrative expenses		**(276,147)**	(259,757)
Financial expenses	35	**(561,479)**	(227,650)
Add: Investment income	36	**66,292**	38,139
Including: investment income from associates and jointly controlled entity		**66,292**	18,843
Operating profit		**769,413**	905,744
Add: Non-operating income		**1,494**	2,899
Less: Non-operating expenses		**(924)**	(807)
Total profit		**769,983**	907,836
Less: Income tax	37	**(76,092)**	(287,175)
Net profit		**693,891**	620,661

Cao Peixi	**Zhu Fangxin**	**Tao Yunpeng**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 68 to 182 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT *(continued)*

for the six months ended
from 1 January 2007 to 30 June 2007 (unaudited)
(Expressed in Renminbi'000)

	Note	For the six months ended 30 June	
		2007	2006 *(restated)*
Including: net profit attributable to equity shareholders of the Company		**546,408**	541,733
Including: loss of acquiree before business combination		—	(1,198)
minority interest		**147,483**	78,928
Including: loss of acquiree before business combination		—	(63)
Earnings per share *(RMB)*:			
Basic earnings per share		**0.091**	0.090
Diluted earnings per share		**0.091**	0.090

These financial statements were approved by the Board of Directors on 23 August 2007.

Cao Peixi	**Zhu Fangxin**	**Tao Yunpeng**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 68 to 182 form part of these financial statements.

INCOME STATEMENT

for the six months ended
from 1 January 2007 to 30 June 2007 (unaudited)
(Expressed in Renminbi'000)

	Note	For the six months ended 30 June 2007	2006 *(restated)*
Turnover	32	**3,932,708**	3,766,710
Less: Cost of sales	33	**(3,224,484)**	(2,953,517)
Sales taxes and surcharges	34	**(43,750)**	(53,713)
Administrative expenses		**(153,354)**	(151,874)
Financial expenses	35	**(182,979)**	(81,327)
Add: Investment income	36	**66,292**	197,058
Including: investment income from associates and jointly controlled entity		**66,292**	18,843
Operating profit		**394,433**	723,337
Add: Non-operating income		**277**	5
Less: Non-operating expenses		**(380)**	(287)
Total profit		**394,330**	723,055
Less: Income tax	37	**(81,785)**	(180,124)
Net profit		**312,545**	542,931

These financial statements were approved by the Board of Directors on 23 August 2007.

Cao Peixi	**Zhu Fangxin**	**Tao Yunpeng**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 68 to 182 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the six months ended
from 1 January 2007 to 30 June 2007 (unaudited)
(Expressed in Renminbi'000)

	Note	For the six months ended 30 June	
		2007	2006 *(restated)*
Cash flow from operating activities:			
Cash received from sales of electricity and heat		**10,285,548**	7,980,053
Other cash received relating to operating activities		**140,372**	22,912
Sub-total of cash inflow from operating activities		**10,425,920**	8,002,965
Cash paid for goods and services		**(5,347,824)**	(3,828,904)
Cash paid to and for employees		**(560,092)**	(515,388)
Cash paid for all types of taxes		**(1,229,486)**	(1,171,780)
Other cash paid relating to operating activities		**(175,624)**	(314,300)
Sub-total of cash outflow from operating activities		**(7,313,026)**	(5,830,372)
Net cash flow from operating activities	38	**3,112,894**	2,172,593

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpeng
Head of accounting department

The notes on pages 68 to 182 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT *(continued)*

for the six months ended
from 1 January 2007 to 30 June 2007 (unaudited)
(Expressed in Renminbi'000)

	Note	For the six months ended 30 June	
		2007	2006 *(restated)*
Cash flow from investing activities:			
Cash received from disposal of investments		—	84,761
Cash received from investment income		**55,748**	15,427
Acquisition of a subsidiary, net of cash required		—	43,178
Other cash received relating to investing activities		**113,700**	5,324
Sub-total of cash inflow from investing activities		**169,448**	148,690
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		**(5,487,054)**	(5,501,839)
Cash paid for acquisitions of investments		**(15,160)**	(510,174)
Other cash paid relating to investing activities		**(3,247)**	(49,553)
Sub-total of cash outflow from investing activities		**(5,505,461)**	(6,061,566)
Net cash flow from investing activities		**(5,336,013)**	(5,912,876)

Cao Peixi	**Zhu Fangxin**	**Tao Yunpeng**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 68 to 182 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT *(continued)*

for the six months ended
from 1 January 2007 to 30 June 2007 (unaudited)
(Expressed in Renminbi'000)

	Note	For the six months ended 30 June	
		2007	2006 *(restated)*
Cash flow from financing activities:			
Proceeds from investments		**56,286**	473,642
Including: proceeds from investments from minority shareholders of subsidiaries		**56,286**	473,642
Proceeds from borrowings		**16,868,977**	11,975,669
Proceeds from special payables		**—**	27,200
Decrease in guarantee deposits of bank acceptance bills		**280,697**	—
Other cash received relating to financing activities		**154,243**	13,380
Sub-total of cash inflow from financing activities		**17,360,203**	12,489,891
Repayment of borrowings		**(14,308,754)**	(7,959,064)
Cash paid for dividends, profits or interest		**(1,071,793)**	(967,736)
Including: dividends and profits paid to minority shareholders		**(7,497)**	(11,338)
Other cash paid relating to financing activities		**(38,924)**	(7,975)
Sub-total of cash outflow from financing activities		**(15,419,471)**	(8,934,775)
Net cash flow from financing activities		**1,940,732**	3,555,116

Cao Peixi	**Zhu Fangxin**	**Tao Yunpeng**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 68 to 182 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT *(continued)*

for the six months ended
from 1 January 2007 to 30 June 2007 (unaudited)
(Expressed in Renminbi'000)

	Note	For the six months ended 30 June	
		2007	2006 *(restated)*
Net decrease in cash and cash equivalents		**(282,387)**	(185,167)
Add:Cash and cash equivalent at the beginning of the period		**1,017,214**	850,524
Cash and cash equivalent at the end of the period		**734,827**	665,357

These financial statements were approved by the Board of Directors on 23 August 2007.

Cao Peixi	**Zhu Fangxin**	**Tao Yunpeng**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 68 to 182 form part of these financial statements.

CASH FLOW STATEMENT

for the six months ended
from 1 January 2007 to 30 June 2007 (unaudited)
(Expressed in Renminbi'000)

	Note	For the six months ended 30 June 2007	2006
Cash flow from operating activities:			
Cash received from sales of electricity and heat		**4,672,696**	4,284,948
Other cash received relating to operating activities		**4,091**	2,206
Sub-total of cash inflow from operating activities		**4,676,787**	4,287,154
Cash paid for goods and services		**(2,636,334)**	(1,780,665)
Cash paid to and for employees		**(310,542)**	(313,301)
Cash paid for all types of taxes		**(612,534)**	(709,292)
Other cash paid relating to operating activities		**(140,213)**	(234,841)
Sub-total of cash outflow from operating activities		**(3,699,623)**	(3,038,099)
Net cash flow from operating activities	38	**977,164**	1,249,055

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpeng
Head of accounting department

The notes on pages 68 to 182 form part of these financial statements.

CASH FLOW STATEMENT *(continued)*

for the six months ended
from 1 January 2007 to 30 June 2007 (unaudited)
(Expressed in Renminbi'000)

	Note	For the six months ended 30 June 2007	2006
Cash flow from investing activities:			
Cash received from disposal of investments		—	84,761
Cash received from investment income		**69,405**	39,731
Other cash received relating to investing activities		**11,733**	624,647
Sub-total of cash inflow from investing activities		**81,138**	749,139
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		**(748,808)**	(1,244,784)
Cash paid for acquisitions of investments		**(798,337)**	(1,520,146)
Other cash paid relating to investing activities		**(1,531)**	—
Sub-total of cash outflow from investing activities		**(1,548,676)**	(2,764,930)
Net cash flow from investing activities		**(1,467,538)**	(2,015,791)

Cao Peixi	**Zhu Fangxin**	**Tao Yunpeng**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 68 to 182 form part of these financial statements.

CASH FLOW STATEMENT *(continued)*

for the six months ended
from 1 January 2007 to 30 June 2007 (unaudited)
(Expressed in Renminbi'000)

	Note	For the six months ended 30 June 2007	2006
Cash flow from financing activities:			
Proceeds from borrowings		**7,937,557**	4,215,699
Proceeds from special payables		**—**	26,200
Other cash received relating to financing activities		**614,914**	13,129
Sub-total of cash inflows		**8,552,471**	4,255,028
Repayment of borrowings		**(8,041,850)**	(3,180,603)
Cash paid for dividends, profits or interest		**(371,855)**	(562,513)
Increase in guarantee deposits for bank acceptance bills		**(67)**	—
Other cash paid relating to financing activities		**(31,478)**	(6,565)
Sub-total of cash outflows		**(8,445,250)**	(3,749,681)
Net cash flow from financing activities		**107,221**	505,347
Net decrease in cash and cash equivalents		**(383,153)**	(261,389)
Add: Cash and cash equivalent at the beginning of the period		**576,670**	484,574
Cash and cash equivalent at the end of the period		**193,517**	223,185

These financial statements were approved by the Board of Directors on 23 August 2007.

Cao Peixi	**Zhu Fangxin**	**Tao Yunpeng**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 68 to 182 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended
from 1 January 2007 to 30 June 2007 (unaudited)
(Expressed in Renminbi'000)

	2007							2006						
	Attributable to equity shareholders of the Company							Attributable to equity shareholders of the Company						
	Share capital	Capital reserve	Surplus reserve	Retained profits	Sub-total	Minority interest	Total equity	Share capital	Capital reserve	Surplus reserve	Retained profits	Sub-total	Minority interest	Total equity
Balance as at last year end	6,021,084	2,018,190	1,521,931	3,816,111	13,377,316	2,081,356	15,458,672	6,021,084	1,897,561	1,409,742	3,197,784	12,526,171	977,006	13,503,177
Change in accounting policies (note 4)	–	–	6,720	60,476	67,196	21,942	89,138	–	–	(3,698)	(33,281)	(36,979)	6,415	(30,564)
Adjustment on capital reserve of business combination involving entities under common control	–	9,500	–	(5,954)	3,546	187	3,733	–	9,500	–	(439)	9,061	477	9,538
Opening balance of the period	6,021,084	2,027,690	1,528,651	3,870,633	13,448,058	2,103,485	15,551,543	6,021,084	1,907,061	1,406,044	3,164,064	12,498,253	983,898	13,482,151
Changes in amount during the period														
Net profit	–	–	–	546,408	546,408	147,483	693,891	–	–	–	542,931	542,931	78,991	621,922
Acquisition of a subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	419,787	419,787
Decrease in investment in subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(7,710)	(7,710)
Capital injection from minority shareholders to subsidiaries	–	–	–	–	–	56,286	56,286	–	–	–	–	–	476,734	476,734
Capital contribution by the state	–	15,640	–	–	15,640	–	15,640	–	–	–	–	–	–	–
Adjustment on capital reserve of business combination involving entities under common control	–	(25,410)	–	–	(25,410)	–	(25,410)	–	–	–	(1,198)	(1,198)	(63)	(1,261)
Profit and loss directly attributable to shareholders' equity														
- Effect on other changes in shareholders' equity of the investee unit under equity method	–	(740)	–	–	(740)	–	(740)	–	–	–	–	–	–	–
Profit distribution	–	–	–	(373,307)	(373,307)	(13,518)	(386,825)	–	–	–	(391,370)	(391,370)	(11,338)	(402,708)
Closing balance of the period	6,021,084	2,017,180	1,528,651	4,043,734	13,610,649	2,293,736	15,904,385	6,021,084	1,907,061	1,406,044	3,314,427	12,648,616	1,943,299	14,588,915

These financial statements were approved by the Board of Directors on 23 August 2007.

Cao Peixi	**Zhu Fangxin**	**Tao Yunpeng**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 68 to 182 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

for the six months ended
from 1 January 2007 to 30 June 2007 (unaudited)
(Expressed in Renminbi'000)

	2007					2006				
	Share capital	Capital reserve	Surplus reserve	Retained profits	Total equity	Share capital	Capital reserve	Surplus reserve	Retained profits	Total equity
Balance as at last year end	6,021,084	2,018,190	1,521,931	3,816,111	13,377,316	6,021,084	1,897,561	1,409,742	3,197,784	12,526,171
Change in accounting policies *(note 4)*	–	–	6,720	60,476	67,196	–	–	(3,698)	(33,281)	(36,979)
Opening balance of the period	6,021,084	2,018,190	1,528,651	3,876,587	13,444,512	6,021,084	1,897,561	1,406,044	3,164,503	12,489,192
Changes in amount during the period										
Net profit	–	–	–	312,545	312,545	–	–	–	542,931	542,931
Adjustment on capital reserve of business combination involving entities under common control	–	(21,864)	–	–	(21,864)	–	–	–	–	–
Capital contribution	–	15,640	–	–	15,640	–	–	–	–	–
Profit and loss directly attributable to shareholders' equity										
- Effect on other changes in shareholders' equity of the investee unit under equity method	–	(740)	–	–	(740)	–	–	–	–	–
Profit distribution	–	–	–	(373,307)	(373,307)	–	–	–	(391,370)	(391,370)
Closing balance of the period	6,021,084	2,011,226	1,528,651	3,815,825	13,376,786	6,021,084	1,897,561	1,406,044	3,316,064	12,640,753

These financial statements were approved by the Board of Directors on 23 August 2007.

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpeng
Head of accounting department

The notes on pages 68 to 182 form part of these financial statements.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED)

(Expressed in Renminbi)

1 Company status

Huadian Power International Corporation Limited (hereinafter referred to as the "Company") is a joint stock company limited by shares established in the People's Republic of China (the "PRC") on 28 June 1994 and has its headoffice at 14 Jingsan Road, Jinan, Shandong Province, PRC. Its parent and ultimate holding company is China Huadian Corporation ("China Huadian").

The Company is a joint stock company limited by shares pursuant to the approval document (Ti Gai Sheng [1994] No. 76 - Reply on the approval for the establishment of Shandong International Power Development Company Limited) issued by the former State Commission for Economic Restructuring of the PRC. The Company had a registered share capital of Rmb 3,825,056,200, divided into 3,825,056,200 ordinary shares of Rmb 1 each. At the same date, the Company's joint promoters, namely Shandong Electric Power (Group) Corporation ("SEPCO"), Shandong International Trust and Investment Corporation, Shandong Luneng Development (Group) Company Limited, China Power Trust and Investment Company Limited and Zaozhuang City Infrastructure Investment Company, injected all assets (except parcels of land) and liabilities, together with certain construction in progress, of two power plants in Zouxian and Shiliquan of Shandong Province into the Company. In return, these joint promoters were being allotted the entire share capital mentioned above.

Pursuant to the document (Zheng Jian Fa [1998] No. 317) issued by the Securities Commission of the State Council on 15 December 1998, the Company was authorised to issue H shares and its registered share capital had been increased to 5,256,084,200 ordinary shares of Rmb 1 each, comprising of 3,825,056,200 domestic shares and 1,431,028,000 H shares. The Company's 1,431,028,000 H shares were successfully listed on The Stock Exchange of Hong Kong Limited in June 1999.

The Company changed its name from "Shandong International Power Development Company Limited" to "Huadian Power International Corporation Limited" pursuant to a resolution passed on the general meeting held on 24 June 2003. On 1 November 2003, the Company obtained a new business licence for body corporate (Qi Gu Lu Zong Zi No. 003922).

In January 2005, the Company was approved by China Securities Regulatory Commission, with Zheng Jian Fa Xing Zi [2005] No. 2, to issue 765,000,000 RMB ordinary shares with par value of RMB 1 each. As a result, the registered capital of the Company was increased to 6,021,084,200 shares. The RMB ordinary shares include 196,000,000 unlisted domestic shares. The remaining 569,000,000 A shares were listed on the Shanghai Stock Exchange on 3 February 2005.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

1 Company status *(continued)*

Pursuant to Guo Zi Chan Quan [2006] No.700 "Notice on Approval of the Share Reform of Huadian Power International Corporation Limited" issued by the State-owned Assets Supervision and Administration Commission of the State Council, the Company implemented a share reform (the "Share Reform") on 28 July 2006. All holders of non-circulating shares transferred 3 shares for every 10 shares held by the registered holders of circulating A shares as at the book closing date of the implementation of the Share Reform (28 July 2006) as consideration, totalling 170,700,000 domestic shares. Effective from 1 August 2006, all domestic shares of the Company became eligible for listing and circulation on the Shanghai Stock Exchange. However, the 3,850,356,200 original domestic shares held by the original domestic shareholders are not yet circulated due to restriction for disposal imposed on these shares.

All A shares and H shares of the Company rank pari passu in all material respects.

The Company and its subsidiaries (the "Group") are principally engaged in power generation and heat supply activities. Electricity generated is transmitted to power grid companies of provinces in which the power plants are located.

2 Basis of preparation of interim financial report

(1) Statement of compliance with the Accounting Standards for Business Enterprises

These financial statements have been prepared in accordance with the requirements of the Accounting Standards for Business Enterprises (2006) ("ASBE") (2006) issued by the Ministry of Finance of the PRC ("MOF"), and present truly and wholly the consolidated financial position and the financial position, the consolidated results of operations and the results of operations, as well as the consolidated cash flows and the cash flows of the Group.

(2) Accounting year

The accounting year of the Group is from 1 January to 31 December.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

2 Basis of preparation of interim financial report and significant accounting policies *(continued)*

(3) Measurement attributes

The measurement basis used in the preparation of the Company's financial statements is the historical cost basis, except for fair value hedges (see note 3(11)(a)).

(4) Reporting currency

The Group's reporting currency is Renminbi. Currency used in preparing the financial statements by the Company is Renminbi.

3 The principal accounting policies

(1) Business combination and consolidated financial statements

(a) Business combination involving entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree's carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is initially recognised in the capital reserve, and the retained earnings of any shortfall. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(1) Business combination and consolidated financial statements *(continued)*

(b) Business combination involving entities not under common control

A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. The Group's asset consideration for the acquisition, and the liabilities incurred or assumed on the purchase date are measured at fair value. The difference between the fair value and the carrying amount is recognised in the profit or loss. The purchase date is the date on which the Group effectively obtains control of the acquiree.

The Group allocates the cost of a business combination on the purchase date and recognises the fair value of the acquiree's various identifiable assets, liabilities or contingent liabilities as they are acquired.

The excess of the cost of a business combination over the acquirer's interest in the fair value of the acquired identifiable net assets is recognised as goodwill.

When the cost of a business combination is less than the fair value of the identifiable net assets acquired, the Group reassess the measurement of the fair value of the various identifiable assets, liabilities or contingent liabilities acquired, as well as the measurement of the combination cost. Any excess remaining after the reassessment must be recognised in profit or loss.

(c) Consolidated financial statements

The scope of the financial statements' consolidation is defined by the controlling interest and includes investee units in which the Company, directly or indirectly through its subsidiaries, holds over 50% of the voting rights (except where evidence indicates that the Company cannot exercise control); or holds 50% or less of the voting rights but can exercise control over the investee units.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(1) Business combination and consolidated financial statements *(continued)*

(c) Consolidated financial statements *(continued)*

A subsidiary acquired by the Company, through a business combination involving entities under common control, is included in the scope of the Company's consolidated financial statements once the Company begins to exercise ultimate control over it. In preparing the consolidated financial statements, the subsidiary's operational results are included in the Company's consolidated income statement once the Company begins to exercise ultimate control over it. The opening balance of the consolidated financial statements and statements from prior periods are adjusted accordingly.

The operational results of a subsidiary acquired by the Company through a business combination involving entities not under common control are included in the Company's consolidated income statement from the purchase date. The operational results of the acquired subsidiary incorporated in the consolidated income statement are measured at the fair value of the various identifiable assets, liabilities, and contingent liabilities acquired on the purchase date.

The equity, as well as the gains and losses attributable to the minority shareholders are presented separately in the consolidated financial statements.

Where the accounting policies or accounting period adopted by the subsidiary are different from those adopted by the Company, necessary adjustments are made to the subsidiary's financial statements according to the Company's accounting policies and accounting period. All significant inter-company transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(2) Translation of foreign currencies

Capital injections by investors in foreign currency are translated into Renminbi at the spot exchange rates prevailing on the transaction dates. Other foreign currency transactions are translated into Renminbi at the spot exchange rates ruling on the transaction dates at initial recognition.

Spot exchange rates are quoted by the People's Bank of China, the State Administration of Foreign Exchange, or other exchange rates based on the published exchange rates.

Foreign currency monetary items are translated at the exchange rates current at the balance sheet date. Exchange gains and losses on foreign currency translation, except for those directly related to the acquisition or construction of qualifying assets (see note 3(17)), are dealt with in the profit or loss. The amount in reporting currency for foreign currency non-monetary items measured at historical cost shall not be changed. Foreign currency non-monetary items measured at fair value are translated using the exchange rates at the valuation date. After translation, the difference between the translated amount and the amount in the original reporting currency is recognised as capital reserve, if classified as available-for-sale financial assets of foreign currency non-monetary items; or dealt with in the profit or loss, if measured at fair value and with changes in the fair value stated in the profit or loss.

(3) Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash, and which are subject to an insignificant risk of change in value.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(4) Inventories

Inventories, comprising coal, fuel oil, materials, components and spare parts for consumption by power plants, are stated at cost, less provision for obsolescence.

The cost of inventories includes cost of purchase and, where applicable, transportation cost and handling fee. The cost of coal and fuel oil is calculated on the weighted monthly average basis. The cost of materials, components and spare parts is calculated on the weighted moving average basis.

The Group adopts a perpetual inventory system.

The Group makes provision for diminution in the value of inventories based on the excess of ending cost over the net realisable value of inventory, and recognise the amount in profit or loss for the period.

(5) Long-term equity investments

(a) Investment in subsidiaries

For a long-term equity investment resulting from a business combination involving entities under common control, the Group's initial investment cost is the carrying amount of its share of the owners' equity in an acquiree on the acquisition date. The difference between the initial investment cost, and the cash paid plus non-monetary assets transferred and the carrying amount of the liabilities assumed by the Group, is recognised as equity in the capital reserve (or capital premium), and in the retained earnings of any shortfall.

For a long-term equity investment resulting from business combination not involving entities under common control, the Group's initial investment cost is the cost of acquisition as determined on the acquisition date.

In terms of a long-term equity investment not resulting from a business combination, the consideration paid for the acquisition is recognised as the Group's initial investment cost.

On the individual financial statements, the cost method is used to account for its long-term equity investment in subsidiaries by the Company and it is recognised at cost less provision for impairment (note 3(10)) in the balance sheet. On the consolidated financial statements, it is accounted for according to note 3(1).

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(5) Long-term equity investments *(continued)*

(b) Investment in jointly controlled entities and associates

Jointly controlled entities are enterprises put under the common control of the Group and other investors as outlined in contractual arrangements. The common control refers to the control exercised over economic activities in accordance with contractual agreements and exists only when the controlling investors concur on significant financial and operational decisions related to economic activities.

Associates are those over which the Group exercises significant influence. The Group has the right to participate in making financial and operating policy decisions, but it has no control or joint control with other parties over the formulation of these policies.

When an investment in a jointly controlled entities and an associate is initially recognised, the Group's initial investment cost is recorded at the actual amount paid if the long-term equity investment was made in cash or at the fair value of securities, where the long-term equity investment has been made with the issue of equity securities. The initial investment cost for a long-term equity investment made by an investor is stated at the agreed price of a contract or an agreement.

The long-term equity investment in investee units under the Group's common control or substantial influence is accounted for using the equity method.

— The initial investment cost of a long-term equity investment is accounted for as the investment cost, if it is greater than the share of the fair value of the acquiree's identifiable net assets at the time of investment. Conversely, the share of the fair value of the acquiree's identifiable net assets at the time of investment is accounted for as the investment cost, if it is greater than the initial investment cost of the long-term equity investment. The difference between the long-term equity investment cost and the initial investment cost is recognised in the profit or loss.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(5) Long-term equity investments *(continued)*

(b) Investment in jointly controlled entities and associates *(continued)*

— After investing in jointly controlled entities and associates, the Group recognises its return on investment in line with its entitlement or assumed share of the investee units' realised net profits or losses, and adjusts the carrying amount of its long-term equity investment accordingly. The Group reduces the carrying amount of its long-term equity investment based on its entitled share of the profits distributed or the cash dividend declared by the investee units.

The Group's entitlement or assumed share of the investee units' realised net profits or losses is measured at the fair value of the investee units' various identifiable assets at the time of investment. Where the accounting policies and the accounting periods of the investee units differ from those of the Group, necessary adjustments are made to the investee units' financial statements in accordance with the Group's accounting policies and accounting period using the equity method.

When the Group's share of losses exceeds its interest in jointly controlled entities or associates, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent the Group has incurred legal or constructive obligations or made payments on behalf of the jointly controlled entities or associates. For this purpose, the Group's interest in jointly controlled entities or associates is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in jointly controlled entities or associate. The Group could continue to recognise the equity income if investment in jointly controlled entities or associates of the Group subsequently incurs net profits exceeds its unrecognised share of losses.

The Group provides for impairment losses from long-term equity investment in jointly controlled entities and associates in accordance with note 3(10).

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(5) Long-term equity investments *(continued)*

(c) Long-term equity investment in investee enterprises not under the Group's control, joint control, or significant influence and without quoted prices in active markets and reliably estimated fair values

The initial cost of investment in these entities is originally recognised in the same way as the initial investment cost and measurement principles for jointly controlled entities and associates. The cost method is used for subsequent calculation.

In accordance with note 3(11)(b), the Group provides for impairment loss for long-term equity investments without quoted prices in active markets or reliably estimated fair values and are accounted for using the cost method.

(6) Fixed assets and construction in progress

Fixed assets are assets with comparatively high unit values held by the Group for use in the generation of electricity and heat and for administrative purposes. They are expected to be used for more than one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 3(10)). Construction in progress is stated in the balance sheet at cost less impairment losses (see note 3(10)).

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalised as construction in progress. Those costs include borrowing costs (including foreign exchange differences arising from the loan principal and the related interest) on specific borrowings for the construction of the fixed assets during the construction period.

Construction in progress is transferred to fixed assets when it is ready for its intended use. No depreciation is provided against construction in progress.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(6) Fixed assets and construction in progress *(continued)*

Fixed assets are depreciated using the straight-line method over their estimated useful lives. The respective estimated useful lives and the estimated rate of residual values on cost adopted for the Group's fixed assets are as follows:

	Estimated useful life	**Estimated rate of residual value**	**Depreciation rate**
Plants and buildings	20 - 35 years	3% - 5%	2.7% - 4.9%
Generators and related machinery and equipment	5 - 20 years	3% - 5%	4.8% - 19.4%
Others	5 - 10 years	3% - 5%	9.5% - 19.4%

The Group reviews the estimated useful lives, estimated rates of residual value and depreciation rates of fixed assets annually and will make any suitable adjustment.

(7) Operating lease charges

Rental payments under operating leases are charged as cost of relevant assets expenses on a straight-line basis over the lease term.

(8) Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see note 3(10)). Intangible assets with fixed useful lives are amortised at cost, less the estimated rate of residual value and the impairment loss provision over their estimated useful lives using the straight-line method, limited to the period stated in the land use right certificates.

Intangible assets whose economic benefit generating periods cannot be foreseen are classified as intangible assets with indefinite useful lives. As at the balance sheet date, no intangible assets with indefinite useful lives were recorded.

The Group reviews the useful lives of intangible assets with indefinite useful lives and the amortisation method annually and will make any suitable adjustment.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(9) Goodwill

In terms of a business combination involving entities not under common control, goodwill represents the excess of the cost of the business combination over the acquirer's interest in the fair value of the acquired identifiable net assets. The Group does not amortise goodwill. Goodwill is tested for impairment at the end of each financial year (see note 3(10)).

(10) Provision for impairment

Internal and external sources of information are reviewed at each balance sheet date for indications of impairment in the following assets:

- fixed assets;
- construction-in-progress;
- intangible assets with definite useful lives; and
- long-term equity investments (aside from long-term equity investments which are accounted for using the cost method, and have neither quoted prices in active markets nor reliably estimated fair values), etc.

Assets with indications of impairment are tested for impairment to estimate the recoverable amount. In addition, the recoverable amount of goodwill is estimated annually whether there is any indication of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or asset units. It comprises assets which generate cash inflows. In identifying an asset unit, the Group primarily considers the asset unit's ability to independently generate cash inflows in addition to the management of production and operational activities, and the use or disposal of assets.

The recoverable amount is the higher of the net amount of the asset's (or asset unit's) fair value less the costs of disposal, and the present value of the asset's (or asset unit's) estimated future cash flows.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(10) Provision for impairment *(continued)*

The net amount of the asset's (or asset unit's) fair value less the costs of disposal is dependent on the selling price in fair trade less the costs of disposal directly attributable to the asset (or asset unit). The present value of the asset's (or asset unit's) estimated future cash flows is calculated based on the estimated future cash flows generated through the process of continuous use of and the disposal of the asset (or asset unit), discounted with an appropriate discount rate after considering factors such as the estimated future cash flows, the useful life, and discount rate.

The calculation of the recoverable amount shows that if the recoverable amount is less than the carrying amount of the asset (or asset unit), its carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is the impairment loss, which is stated in the profit or loss. At the same time, a provision is made for the corresponding asset impairment.

Once the impairment loss is recognised, it cannot be reversed in subsequent accounting periods.

(11) Financial instruments

The Group's financial instruments include monetary funds, bond investment, receivables, payables, loans, and share capital, etc.

(a) Recognition and measurement of financial assets and financial liabilities

Financial assets and financial liabilities are recognised in the balance sheet when the Group becomes a party to the contractual provisions of the instrument.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(11) Financial instruments *(continued)*

(a) Recognition and measurement of financial assets and financial liabilities *(continued)*

On initial recognition, based on its purpose of acquisition of assets and obligation of liabilities, the Group classifies its financial assets and liabilities into following different categories: financial assets and financial liabilities designated to be measured at fair value and with changes in the fair value charged to the profit or loss, loans and receivables, equity securities held to maturity, available-for-sale financial assets and other financial liabilities.

Financial assets and financial liabilities are initially measured at fair value. The transaction costs for financial assets or financial liabilities designated to be measured at fair value, and with changes in the fair value charged to the profit or loss, are directly stated in the profit or loss. The transaction costs for other categories of financial assets or financial liabilities are included in the initially recognised amount.

— Financial assets and financial liabilities designated to be measured at fair value, and with changes in the fair value charged to the profit or loss (including trading financial assets or financial liabilities)

This category includes financial assets, financial liabilities, and derivative instruments held by the Group for sale or repurchase in the short term, but excludes derivative instruments designated as effective hedging tools, derivatives of financial guarantee contracts, derivatives linked to an equity investment which has neither a quoted price in an active market nor a reliably estimated fair value and shall be settled upon delivery of the said equity instrument.

Subsequent to initial recognition, the financial assets and financial liabilities designated to be measured at fair value, and with changes in the fair value charged to profit or loss, are measured at fair value, and the gains or losses arising from changes in the fair value are stated in the profit or loss.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(11) Financial instruments *(continued)*

(a) Recognition and measurement of financial assets and financial liabilities *(continued)*

— Receivables

Receivables are non-derivative financial assets with fixed or determinable payments which are not quoted in active markets.

Subsequent to initial recognition, receivables are measured at amortised cost using the effective interest rate method.

— Available-for-sale financial assets

Financial assets classified as available-for-sale are either designated as available-for-sale non-derivative financial assets, or are not categorised at initial recognition.

Equity instrument investments which have neither quoted prices in active markets nor reliably estimated fair values are measured at cost after initial recognition.

Aside from the above equity instrument investments where the fair value cannot be measured reliably, other available-for-sale financial assets are measured at fair value after initial recognition. The gains or losses arising from changes in the fair value are directly recognised in equity, except for the impairment losses and exchange differences from monetary financial assets denominated in foreign currency, which are stated in the profit or loss. The cumulative gains and losses previously recognised in equity are transferred to the profit or loss when the available-for-sale financial assets are derecognised.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(11) Financial instruments *(continued)*

(a) Recognition and measurement of financial assets and financial liabilities *(continued)*

— Other financial liabilities

Other financial liabilities are financial liabilities aside from those measured at fair value, with changes in the fair value charged to profit and loss. Subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest rate method. The effective interest rate is the interest rate used to discount the financial assets' future cash flows over their anticipated duration or a shorter applicable period, into their current carrying amounts.

(b) Impairment of financial assets

The Group reviews the carrying amount of financial assets (except those measured at fair value, and with changes in the fair value charged to profit or loss) at each balance sheet date, and on objective evidence of impairment, makes provision for it.

— Receivables

If objective evidence suggests that a receivable carried at amortised cost is impaired, its carrying amount is reduced to the present value of its estimated future cash flow (excluding unrealised future credit loss), discounted at the original effective interest rate. This reduced amount is the financial assets' impairment loss and is charged to the profit or loss. Individual significant receivables are tested for impairment separately.

After recognising the impairment loss for a financial asset carried at amortised cost, the impairment loss is reversed through profit or loss if evidence suggests that its carrying amount has increased, and this can be linked objectively to an event after the recognition of the impairment loss. The reversed carrying amount shall not exceed the amortised cost on the reversal date, had no impairment been recognised.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(11) Financial instruments *(continued)*

(b) Impairment of financial assets *(continued)*

— Available-for-sale financial assets

When an available-for-sale financial asset is impaired albeit not derecognised, the cumulative losses from the decrease in fair value which had previously been recognised directly in equity, are reversed and charged to profit or loss.

After recognising the impairment loss for an available-for-sale debt instrument, the impairment loss is reversed through the profit or loss if in subsequent periods, the increase of the fair value can be linked objectively to an event after the recognition of the impairment loss. Impairment loss for an available-for-sale equity instrument investment is not reversed through the profit or loss.

— Investment in equity instruments which have neither quoted prices in active markets nor reliably estimated fair values

When an investment in an equity instrument which has neither quoted prices in active markets nor a reliably estimated fair value is impaired, the difference between the carrying amount of the investment or the derivative financial asset, and the present value of the future cash flows discounted at the market yield rate of similar financial assets at the time, is recognised as impairment loss, and stated in profit or loss. The impairment loss cannot be reversed.

(c) Estimation of fair value

If the market for a financial asset or financial liability is active, the quoted prices in the active market are used to determine its fair value. If the market for a financial instrument is not active, valuation techniques are used to establish its fair value.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(11) Financial instruments *(continued)*

(c) Estimation of fair value *(continued)*

Valuation techniques include using recent arm's length market transactions between knowledgeable, willing parties, with reference to the current fair value of another financial instrument that is substantially the same and discounted cash flow analysis. The Group regularly assesses its valuation methods to test their validity.

(d) Derecognition of financial assets and financial abilities

The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group substantially transfers all risks and rewards of ownership.

Where the entire transfer of financial assets meets conditions applicable to derecognition, the difference between the following amounts is recognised in profit or loss:

— the carrying amount of the transferred financial asset;

— the sum of the consideration received from the transfer and the cumulative changes in the fair value which were previously recognised directly in equity.

Where the obligations for financial liabilities are completely or partially discharged, the entire or part of financial liabilities are derecognised.

(e) Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

The consideration received from the issue of equity instruments, less transaction costs, is recognised in share capital and capital reserve.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(12) Employee benefits

Employee benefits include various payments and other related expenses paid in return for services rendered by employees. All benefits payable (other than termination benefits) in the accounting year in which services are rendered by employees are recognised in liability, and the cost of assets or expenses are correspondingly increased.

(a) Retirement benefits

Pursuant to the relevant laws and regulations in the PRC, the Group has joined a basic social retirement plan for employees set up by the local labour and social security organisation. The Group contributes to the retirement scheme in accordance with the contribution base and proportions set by the local government. The contributions are charged to the profit or loss on an accrual basis. When employees retire, the local labour and social security organisation is responsible for paying their basic social pension. The Group does not have any other obligations in this respect.

(b) Housing accumulation fund and other social insurance

In addition to retirement benefits, the Group pays toward a housing accumulation fund and other social insurance covering basic medical care, unemployment, work injury and maternity, etc. for its employees in accordance with legal and regulatory requirements and policies. The Group makes monthly contributions to the provident fund and the above social insurance based on the employees' salaries. The contributions are charged to the profit or loss on an accrual basis.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(13) Income tax

Current tax and movements in deferred tax (or income) are recognised in the profit or loss except to the extent that they relate to transactions or events recognised directly in equity, in which case they are recognised in equity.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets or liabilities and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits in subsequent years. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset deductible temporary differences.

Temporary differences in a transaction, which is not a business combination, and at the time of transaction, affects neither accounting profit nor taxable profit (or unused tax losses), will not result in deferred tax. Neither will temporary differences arising from the initial recognition of goodwill result in related deferred tax.

Current tax liabilities (assets) for the current and prior periods shall be measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted by the balance sheet date.

The carrying amounts of deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

(14) Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(14) Provisions and contingent liabilities *(continued)*

In terms of a potential obligation resulting from a past transaction or event, yet to be confirmed by uncertain future events that may or may not occur, or a present obligation resulting from a past transaction or event, where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the potential or present obligation is disclosed as a contingent liability.

(15) Revenue recognition

Revenue is the total inflow of economic benefits generated from the Group's normal activities, which causes shareholders' equity to increase but is unrelated to a shareholder's injection of capital. Revenue is recognised only when it is probable that an inflow of economic benefits will cause assets to increase or liabilities to decrease, and that the amount of the economic benefits' inflow can be measured reliably. Revenue is recognised specifically as follows:

(a) Electricity income

Electricity income is recognised when electricity is supplied to the respective provincial grid companies where the power plants are located.

(b) Heat income

Heat income is recognised when heat is supplied to customers.

(c) Interest income

Interest income is recognised as it accrues using the effective interest method.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(16) Government grants

Government grants are gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection from the government as an investor. Special funds injected by the government for investment purposes are deemed as investment injections rather than grants, and are therefore dealt with in the capital reserve in accordance with the regulations specified in related documents issued by the government.

Government grants are recognised when there is reasonable assurance that they will be received and that the Group will comply with their conditions.

Monetary assets of government grants are calculated as the amount received or receivable, whereas non-monetary assets are measured at fair value.

The asset-related government grants received are recognised as deferred income, and carried evenly in the profit or loss over the assets' useful lives. Revenue-related government grants are recognised as deferred income, and stated in the profit or loss for the period in which the costs are charged if the grants compensate the Group for future expenses or losses; or directly recognised in the profit or loss if the grants compensate the Group for past expenses or losses.

(17) Capitalisation of borrowing costs

Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalised as part of the cost of that asset.

Aside from the above, other borrowing costs are charged to financial expenses when incurred.

During the capitalisation period, the amount of interest (including the amortisation of discounts or premiums) eligible for capitalisation in each accounting period is determined as follows:

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(17) Capitalisation of borrowing costs *(continued)*

- For the specific borrowings for the acquisition or construction of a qualifying asset, the interest expenditures are calculated using the effective interest rates current at that time less any interest income on the deposit of the unused borrowings in banks, or any investment income on the temporary investment of those borrowings.

- For the general borrowings for the acquisition or construction of a qualifying asset, the amount of interest eligible for capitalisation is calculated by multiplying the weighted average of the excess of accumulated expenditures on the asset over special borrowings with the capitalisation rate of general borrowings. The capitalisation rate is the weighted average of general borrowing costs using the effective interest rate.

The capitalisation period is the period from the commencement date to the cessation date of the capitalisation of borrowing costs, which does not include the period during which the capitalisation has been suspended. When the process of the acquisition or construction of a qualifying asset is unusually interrupted for more than three consecutive months, the capitalisation is suspended.

(18) Distribution of dividend

Subsequent to the balance sheet date, the dividend or profit proposed for distribution in the approved profit appropriation proposal is not carried as a liability as at the balance sheet date. Instead, it is separately disclosed in the notes.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(19) Related parties

If the Group controls, jointly controls or exercises significant influence over another party, or vice versa, or where the Group and one party are subject to control, joint control or significant influence from another party, they are considered to be the related parties. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. The Group's related parties include, but are not limited to:

(a) the Company's parent company;

(b) the Company's subsidiaries;

(c) other enterprises which are controlled by the Company's parent company;

(d) investors who exercise joint control over the Group;

(e) investors who exercise significant influence over the Group;

(f) the Group's jointly controlled entities;

(g) the Group's associates;

(h) the Group's major investors and their close family members;

(i) the Group's key management personnel and their close family members;

(j) key management personnel from the Company's parent company;

(k) close family members of key management personnel from the Company's parent company; and

(l) other enterprises which are subject to control, joint control or significant influence from the Group's major investors, key management personnel or their close family members.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(19) Related parties *(continued)*

Aside from those identified above as the Group's related parties pursuant to the stipulations of ASBE (2006), the Group's related parties also include (but are not limited to) the following enterprises or individuals in accordance with the requirements of the Administrative Measures for the Disclosure of Information of Listed Companies issued by the China Securities Regulatory Commission:

(m) enterprises or persons acting in concert that hold over 5% of the Company's shares;

(n) individuals and their close family members who, directly or indirectly, hold over 5% of the Company's shares;

(o) those belonging to (a), (c) and (m) in the past 12 months or in the next 12 months under the arrangement of a related agreement;

(p) those belonging to one of the conditions referred to in (i), (j), and (n) in the past 12 months or in the next 12 months under the arrangement of a related agreement; and

(q) enterprises (except for the Company and its holding subsidiaries) directly or indirectly controlled by (i), (j), (n), and (p), or that employ (i), (j), (n), and (p) as directors or senior management personnel.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

3 The principal accounting policies *(continued)*

(20) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

No analysis of the Group's turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Group's operating activities are carried out in the PRC and less than 10 per cent of the turnover and contribution to profit from operations were derived from activities outside the Group's generation and sale of electricity activities. There is no other geographical or business with segment assets equal to or greater than 10 per cent of the Group's total assets.

4 Explanation of changes in accounting policies

(1) Changes in accounting policies and their effects

The Group began to adopt ASBE (2006) on 1 January 2007, with the significant accounting policies summarized in note 3.

The Group has issued H-shares. In previous years, the financial statements were reported using the applicable Accounting Standards for Business Enterprises and International Financial Reporting Standards (IFRS). Pursuant to the requirements of the Opinions of Expert Working Group on Problems in the Implementation of Accounting Standards for Business Enterprises ("the Opinions") issued on 1 February 2007 by the Expert Working Group on Problems in the Implementation of Accounting Standards for Business Enterprises set up by the China Accounting Standards Committee, the Group, on the first day of adopting ASBE (2006), made retrospective adjustments on the following principles to items affected by the changes in the accounting policies.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

4 Explanation of changes in accounting policies *(continued)*

(1) Changes in accounting policies and their effects *(continued)*

Where the principles stipulated in ASBE (2006) differ from those of the accounting standards adopted in prior years, and if the Group had adopted the principles stipulated in ASBE (2006) while preparing the prior years' financial statements in accordance with IFRS, the Group, based on the information used in preparing the prior years' financial statements, made retrospective adjustments to those items affected by the changes in the accounting policies. In addition, retrospective adjustments were made to other items in accordance with the related requirements of ASBE No. 38 - First-time adoption of Accounting Standards for Business Enterprises.

Aside from the retrospective adjustments made in line with the changes in (a), (b), (f) and (g) below in accordance with the requirements of the Opinions and ASBE No. 38, the Group has made no other retrospective adjustments to items affected by the changes in the accounting policies.

The Group's significant accounting policies have changed in the following ways as a result of the adoption of ASBE (2006):

(a) Business combination and goodwill

In a business combination, the combination cost and the debit balance arising from the Group's interest in the owners' equity of an acquiree were previously recognised as the equity investment difference or goodwill, and amortised evenly to the profit or loss over the investment period. The credit balance was recognised in the capital reserve or as negative goodwill. Now, a business combination is accounted for differently depending on whether it involves entities under common control (see note 3(1)). The goodwill of a business combination involving entities not under common control is not amortised. The following adjustments or retrospective adjustments have been made to business combinations carried out prior to 1 January 2007:

— The amortised value of the goodwill of a business combination involving entities under common control carried out prior to 1 January 2007 was fully written off, with retrospective adjustments made to the related items of the 2006 comparative financial statements.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

4 Explanation of changes in accounting policies *(continued)*

(1) Changes in accounting policies and their effects *(continued)*

(b) Investment in subsidiaries, jointly controlled entities and associates

An investment in a subsidiary is now accounted for in the parent company's financial statements using the cost method rather than the previous equity method.

An investment in a jointly controlled entity is now accounted for in the consolidated financial statements using the equity method rather than the previous proportionate consolidation method.

Where the equity method was used to account for an investment in a jointly controlled entity and an associate, the initial investment cost and the debit balance arising from the Group's interest in the owners' equity in an investee unit were previously amortised evenly to the profit or loss over the investment period. The credit balance was recognised in the capital reserve. Now, the initial investment cost of a long-term equity investment is accounted for as the investment cost, if it is greater than the share of the fair value of the acquiree's identifiable net assets at the time of investment. Conversely, the share of the fair value of the acquiree's identifiable net assets at the time of investment is accounted for as the investment cost, if it is greater than the initial investment cost of the long-term equity investment. The difference between the long-term equity investment cost and the initial investment cost is recognised in the profit or loss.

On 1 January 2007, the following retrospective adjustments were made in line with the above changes in the accounting policies:

— The equity investment difference yet to be amortised in a long-term equity investment arising from a business combination involving entities under common control prior to 1 January 2007 was fully written off on 1 January 2007. The book balance of the long-term equity investment after the write-off was recognised as the cost as at 1 January 2007, with retrospective adjustments made to the related items in the financial statements as at 1 January 2007 and the related items in the 2006 comparative financial statements.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

4 Explanation of changes in accounting policies *(continued)*

(1) Changes in accounting policies and their effects *(continued)*

(b) Investment in subsidiaries, jointly controlled entities and associates *(continued)*

— The credit balance of other long-term equity investments using the equity method was fully written off on 1 January 2007. The book balance of the long-term equity investment after the write-off was recognised as the cost as at 1 January 2007, with retrospective adjustments made to the related items in the financial statements as at 1 January 2007 and the related items in the 2006 comparative financial statements.

(c) Financial instruments

Financial assets, financial liabilities and equity instruments were previously accounted for on an historical cost basis. Now, they are carried at fair value, amortised cost, or cost depending on the categories they belong to in accordance with the principles specified in note 3(11).

No major difference was detected between the fair values and the carrying values of the financial assets and liabilities held by the Group on 1 January 2007. Therefore, no retrospective adjustment has been made in line with the changes in the accounting policies for these financial instruments.

(d) Reversal of impairment losses from long-term equity investment, fixed assets, intangible assets, and goodwill

Previously, where indications of changes in various factors that led to the provision of impairment losses, from prior years' long-term equity investment, fixed assets and intangible assets, resulted in the recoverable amount of an asset being higher than its carrying value, the impairment losses recognised in prior years were reversed. Now, they cannot be reversed.

No retrospective adjustment has been made in line with the changes in the accounting policies for the above asset impairment.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

4 Explanation of changes in accounting policies *(continued)*

(1) Changes in accounting policies and their effects *(continued)*

(e) Government grants

Asset-related government grants (excluding government capital injections) were previously recognised in the capital reserve once they met the grants' conditions. Now, they are recognised in deferred income, and credited evenly to the profit or loss over the related assets' useful lives.

No retrospective adjustment has been made in line with the changes in the accounting policies for the above government grants.

(f) Borrowing costs

Borrowing costs on general borrowings for the acquisition and construction of a fixed assets and on unused specific borrowings (after deducting any interest income on the deposit of the unused borrowings in banks, or any investment income on the temporary investment of those borrowings), were previously charged directly to the profit or loss as incurred. Now, borrowing costs which fulfil specific conditions are capitalised as part of that asset's cost.

Retrospective adjustments are made, in line with the changes in the accounting policies for the above borrowing costs, to the related items in the 2006 comparative financial statements based on the information used in preparing the prior years' financial statements in accordance with IFRS.

(g) Pre-operating expenditures

Aside from the acquisition and construction of fixed assets, all expenses incurred during the start-up period were previously aggregated in the long-term deferred expenses and then fully charged to the profit or loss at the month in which operations commenced. Now, the expenses are recognised in the profit or loss as they are incurred.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

4 Explanation of changes in accounting policies *(continued)*

(1) Changes in accounting policies and their effects *(continued)*

(g) Pre-operating expenditures *(continued)*

Pre-operating expenditures of the Group incurred during second half of 2006 and retrospective adjustment has been made in line with the changes in the accounting policies for the above pre-operating expenditures, to the related items in the 2007 opening balance based on the information used in preparing the prior years' financial statements in accordance with IFRS.

(2) The above changes in accounting policies has influence on net profit and shareholders' equity of the Group and the Company for the six months ended 30 June 2006 and prior year as follows:

		The Group			The Company		
		2006	2006 Closing shareholders' equity	2006 Opening shareholders' equity	2006	2006 Closing shareholders' equity	2006 Opening shareholders' equity
	Note	Net profit *RMB'000*	*RMB'000*	*RMB'000*	Net profit *RMB'000*	*RMB'000*	*RMB'000*
Net profit and shareholders' equity before adjustments		507,747	12,642,548	12,526,171	507,747	12,642,548	12,526,171
Long-term equity investment difference from business combination involving entities under common control	4(1)(b)	–	–	–	2,976	(75,491)	(78,467)
Carrying value of goodwill from business combination involving entities under common control	4(1)(a)	2,976	(75,491)	(78,467)	–	–	–
Capitalisation of borrowing costs on general borrowings	4(1)(f)	36,255	84,158	47,903	32,208	73,696	41,488
Minority interest		74,944	1,929,423	977,006	–	–	–
Total		114,175	1,938,090	946,442	35,184	(1,795)	(36,979)
Net profit and shareholders' equity after adjustments		621,922	14,580,638	13,472,613	542,931	12,640,753	12,489,192

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

4 Explanation of changes in accounting policies *(continued)*

(2) The above changes in accounting policies has influence on net profit and shareholders' equity of the Group and the Company for the six months ended 30 June 2006 and prior year as follows: *(continued)*

Assets and liabilities affected as at 31 December 2006

		The Group			The Company		
	Note	Before adjustments *RMB'000*	Adjustments *RMB'000*	After adjustments *RMB'000*	Before adjustments *RMB'000*	Adjustments *RMB'000*	After adjustments *RMB'000*
Cash at bank and in hand		1,283,980	(5,739)	1,278,241	576,989	–	576,989
Bills receivable		8,551	(1,483)	7,068	–	–	–
Trade receivables		1,566,553	(47,402)	1,519,151	530,690	–	530,690
Prepayments		60,567	(60)	60,507	27,347	–	27,347
Other receivables	*	46,978	(575)	46,403	319,910	–	319,910
Inventories		748,511	(17,570)	730,941	299,032	–	299,032
Long-term equity investments		1,968,304	(136,243)	1,832,061	6,845,111	(36,092)	6,809,019
Fixed assets		36,399,959	(1,138,924)	35,261,035	14,756,536	21,233	14,777,769
Construction in progress		6,336,183	(116,526)	6,219,657	1,392,458	43,674	1,436,132
Intangible assets	*	184,270	511,434	695,704	118,037	78,777	196,814
Long-term deferred expenses		25,179	(25,179)	–	–	–	–
Goodwill		–	274,209	274,209	–	7,019	7,019
Deferred tax assets		95,604	32,375	127,979	82,274	–	82,274
Short-term loans		(10,072,402)	77,500	(9,994,902)	(4,486,902)	–	(4,486,902)
Trade payables		(3,061,574)	51,090	(3,010,484)	(1,231,025)	–	(1,231,025)
Salaries and welfare payable	*	(248,173)	(28,487)	(276,660)	(178,056)	(10,599)	(188,655)
Other creditors	*	(28,831)	28,831	–	(12,181)	12,181	–
Other payables	*	(1,257,105)	38,434	(1,218,671)	(611,412)	4,877	(606,535)
Tax payables	*	(262,504)	(57,097)	(319,601)	(176,958)	(53,874)	(230,832)
Long-term loans due within one year		(2,429,078)	60,000	(2,369,078)	(1,479,935)	–	(1,479,935)
Long-term loans		(19,246,426)	650,500	(18,595,926)	(3,726,841)	–	(3,726,841)
Special payables	*	(24,940)	9,300	(15,640)	(15,640)	–	(15,640)
Deferred tax liabilities		(478,540)	(40,890)	(519,430)	–	–	–
Other non-current liabilities	*	–	(28,360)	(28,360)	–	–	–
Surplus reserve		(1,521,931)	(6,720)	(1,528,651)	(1,521,931)	(6,720)	(1,528,651)
Retained profits		(3,816,111)	(60,476)	(3,876,587)	(3,816,111)	(60,476)	(3,876,587)
Minority interest		(2,081,356)	(21,942)	(2,103,298)	–	–	–
Total		4,195,668	–	4,195,668	7,691,392	–	7,691,392

* *Apart from making retrospective adjustment to balance sheet items as at 31 December 2006 according to note 4(1), the Group also reclassify the balance sheet items as at 31 December 2006 according to ABSE No.38 - First-time adoption of Accounting Standards for Business Enterprises.*

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

4 Explanation of changes in accounting policies *(continued)*

(3) The reconciliation of the pro-forma net profit as if the Group had adopted ASBE from 1 January 2006 is as follows:

	The Group For the six months ended 30 June 2006 *RMB'000*
Amount after change in accounting policies	621,922
Loss of acquiree before business combination involving entities under common control	(1,261)
Restated amount according to ASBE	620,661
Difference between long-term equity investment cost	6,720
Pro-forma amount as if first adoption of ASBE from 1 January 2006	627,381

5 Taxation

(1) The types of tax and tax rates applicable to the Group are as follows:

Value added tax ("VAT")	
- Sales of electricity	17%
- Sales of heat	13%
City maintenance and construction tax	1 - 7%

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

5 Taxation *(continued)*

(2) Income tax

The income tax rate applicable to the Group is 33% (2006: 33%), except for Sichuan Guangan Power Generation Company Limited ("Guangan Company").

The preferential tax treatments of the Group are mainly set out below:

Company name	Preferential tax rate	Reasons for preferential treatment
Guangan Company	15%	Enterprise income tax preferential policies on the development of the Western Region (note)

Note: Pursuant to the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Relevant Issues Concerning Tax Preferential Policies on the Development of the Western Region (Cai Shui [2001] No. 202) and the Notice of the State Administration of Taxation on Opinions Regarding the Implementation of Taxation Policies on the Development of the Western Region (Guo Shui Fa [2002] No. 47), during the period from 2001 to 2010, upon verification and confirmation by tax authorities, enterprises may enjoy a reduced enterprise income tax rate of 15%. In accordance with the approval document issued by the State Administration of Taxation of Sichuan Province, Guangan Company's enterprise income tax rate for the six months ended 30 June 2006 and 2007 had been reduced to 15%.

There are no changes in the tax rate and the preferential tax treatments applicable to the Company and its subsidiaries this year when compared with the corresponding period of last year.

Since 1 January 2008, the income tax rate applicable to the Group will be 25%, except for Guangan Company.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

5 Taxation *(continued)*

(3) Taxes payable

	The Group		The Company	
	30 June 2007	31 December 2006	**30 June 2007**	31 December 2006
	RMB'000	*RMB'000* *(restated)*	***RMB'000***	*RMB'000* *(restated)*
VAT payable	**122,795**	141,626	**61,390**	84,564
City maintenance and construction tax payable	**12,490**	22,719	**1,007**	11,304
Enterprise income taxes payable	**71,661**	136,205	**48,217**	116,074
Prepaid enterprise income tax	**(15,322)**	(14,389)	**–**	–
Others	**15,989**	33,456	**7,134**	18,890
Total	**207,613**	319,617	**117,748**	230,832

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

6 Business combination and consolidated financial statements

(1) At 30 June 2007, the following subsidiaries are included in the Company's consolidated financial statements:

(a) Subsidiaries acquired through business combination involving entities under common control:

Investee name	Place of registration	Principal operation	Registered capital RMB'000	Controlling party under common control	Closing effective investment cost RMB'000	Percentage of shares directly and indirectly held by the Company	Percentage of voting power directly and indirectly held by the Company
Guangan Company	Guangan, the PRC	Generation and sale of electricity	1,785,860	China Huadian	1,688,120	80%	80%
Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company")	Xinxiang, the PRC	Generation and sale of electricity	379,000	China Huadian	365,596	90%	90%
Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company")	Suzhou, the PRC	Generation and sale of electricity (under construction)	220,934	China Huadian	208,783	97%	97%
Anhui Huadian Wuhu Power Company Limited ("Wuhu Company")	Wuhu, the PRC	Generation and sale of electricity (under construction)	110,000	China Huadian	98,545	95%	95%

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

6 Business combination and consolidated financial statements *(continued)*

(1) At 30 June 2007, the following subsidiaries are included in the Company's consolidated financial statements: *(continued)*

(b) Subsidiaries acquired through business combination involving entities not under common control:

Investee name	Place of registration	Principal operation	Registered capital *RMB'000*	Closing effective investment cost *RMB'000*	Percentage of shares directly and indirectly held by the Company	Percentage of voting power directly and indirectly held by the Company
Huadian Qingdao Power Company Limited("Qingdao Company")	Qingdao, the PRC	Generation and sale of electricity and heat	700,000	761,034	55%	55%
Huadian Weifang Power Generation Company Limited ("Weifang Company")	Weifang, the PRC	Generation and sale of electricity	1,250,000	971,094	45%	45%
Huadian Zibo Power Company Limited ("Zibo Company")	Zibo, the PRC	Generation and sale of electricity and heat	374,800	461,560	100%	100%
Huadian Zhangqiu Power Company Limited ("Zhangqiu Company")	Zhangqiu, the PRC	Generation and sale of electricity and heat	745,828	670,790	87.5%	87.5%
Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company")	Tengzhou, the PRC	Generation and sale of electricity and heat	274,172	249,880	88.16%	88.16%

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

6 Business combination and consolidated financial statements *(continued)*

(1) At 30 June 2007, the following subsidiaries are included in the Company's consolidated financial statements: *(continued)*

(c) Subsidiaries acquired not through business combination:

Investee name	Place of registration	Principal operation	Registered capital *RMB'000*	Closing effective investment cost *RMB'000*	Percentage of shares directly and indirectly held by the Company	Percentage of voting power directly and indirectly held by the Company
Huadian Ningxia Lingwu Power Generation Company Limited ("Lingwu Company")	Lingwu, the PRC	Generation and sale of electricity and heat	150,000	94,274	65%	65%
Sichuan Huadian Luding Hydropower Company Limited ("Luding Hydropower Company")	Garze Tibetan Autonomous Region, the PRC	Generation and sale of electricity (under construction)	104,290	104,290	100%	100%
Jiangsu Huadian Binhai Wind Power Company Limited ("Binhai Wind Power Company")	Yancheng, the PRC	Generation and sale of electricity (under construction)	10,000	10,000	100%	100%
Huadian Suzhou Biomass Energy Power Company Limited ("Suzhou Biomass Energy Power Company")	Suzhou, the PRC	Generation and sale of electricity (under construction)	24,120	21,840	78%	78%

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

6 Business combination and consolidated financial statements *(continued)*

(1) At 30 June 2007, the following subsidiaries are included in the Company's consolidated financial statements: *(continued)*

(c) Subsidiaries acquired not through business combination: *(continued)*

Investee name	Place of registration	Principal operation	Registered capital *RMB'000*	Closing effective investment cost *RMB'000*	Percentage of shares directly and indirectly held by the Company	Percentage of voting power directly and indirectly held by the Company
Huadian International Shandong Materials Company Limited ("Materials Company")	Jinan, the PRC	Procurement of materials	50,000	55,088	100%	100%
Huadian Qingdao Heat Company Limited ("Qingdao Heat Company")	Qingdao, the PRC	Sale of heat	30,000	16,542	55%	55%
Huadian International Shandong Project Company Limited ("Project Company")	Jinan, the PRC	Management of construction project	3,000	3,716	100%	100%
Huadian International Shandong Information Company Limited ("Information Company")	Jinan, the PRC	Development and maintenance of information system to the Group	3,000	4,370	100%	100%
Huadian Ningxia Ningdong Wind Power Company Limited ("Ningdong Wind Power Company")	Lingwu, the PRC	Generation and sale of electricity (under construction)	10,000	10,000	100%	100%

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

6 Business combination and consolidated financial statements *(continued)*

(1) At 30 June 2007, the following subsidiaries are included in the Company's consolidated financial statements: *(continued)*

(d) Analysis of minority shareholders' equity of major subsidiaries is as follows:

Company name	Minority interest 30 June 2007 RMB'000	Minority interest 1 January 2007 RMB'000
Guangan Company	436,965	382,030
Xinxiang Company	6,443	6,177
Suzhou Company	7,433	7,472
Wuhu Company	5,042	187
Qingdao Company	645,953	588,700
Weifang Company	991,621	934,669
Zhangqiu Company	95,277	85,617
Tengzhou Company	35,244	34,336
Lingwu Company	53,905	50,763
Suzhou Biomass Energy Power Company	2,280	—
Qingdao Heat Company	13,573	13,534
Total	2,293,736	2,103,485

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

6 Business combination and consolidated financial statements *(continued)*

(2) Business combination involving entities under common control during the period

On 1 January 2007 (date of acquisition), the Company acquired 95% equity interest of Wuhu Company, at cash consideration of RMB25,410,000. The carrying value of net assets of the acquiree at the date of acquisition was RMB3,733,000.

Wuhu Company was incorporated in Wuhu, the PRC, on 8 June 2004, where its headquarter was located at Wuhu, the PRC. The principal operation of the company is generation and sale of electricity (under construction). Both Wuhu Company and the Company are under common control of China Huadian.

Wuhu Company adopted Accounting Systems for Business Enterprises before acquisition, which its accounting policies were different from that of the Company. The Company made adjustments on Wuhu Company's financial statements under the Company's accounting policies at the date of acquisition. The financial information of Wuhu Company after adjustment is as follows:

	1 January 2007 and 31 December 2006 Carrying value *RMB'000*
Cash at bank and in hand	55,031
Designated loans	100,000
Prepayments and other receivables	7,098
Fixed assets, construction in progress and construction materials	767,256
Deferred tax assets	3,087
Short-term loans	(125,000)
Bills, trade and other payables	(303,739)
Long-term loans	(500,000)
Net assets	3,733

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

7 Cash at bank and in hand

	30 June 2007			31 December 2006		
	Original currency *'000*	Exchange rate	Renminbi/ Renminbi equivalent *'000*	Original currency *'000*	Exchange rate	Renminbi/ Renminbi equivalent *'000* *(restated)*
The Group						
Cash in hand			2,927			1,217
Cash at bank						
— Renminbi			731,408			1,015,943
— US dollars	64	7.6155	487	6	7.8087	46
— HK dollars	5	0.9744	5	8	1.0047	8
Cash and cash equivalents			734,827			1,017,214
Others			35,361			316,058
Total			770,188			1,333,272
The Company						
Cash in hand			1,117			581
Cash at bank						
— Renminbi			191,908			576,035
— US dollars	64	7.6155	487	6	7.8087	46
— HK dollars	5	0.9744	5	8	1.0047	8
Cash and cash equivalents			193,517			576,670
Others			386			319
Total			193,903			576,989

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

8 Bills receivable

All bills receivable held by the Group were bank acceptance bills at maturity within one year.

There is no amount due from shareholders who holds 5% or more voting right of Company included in balance of bills receivable.

9 Trade receivables

(1) Analysis of trade receivables by customers is as follows:

	The Group		The Company	
	30 June 2007 *RMB'000*	31 December 2006 *RMB'000* *(restated)*	**30 June 2007 *RMB'000***	31 December 2006 *RMB'000*
Customers (non-related party)	**1,398,032**	1,537,828	**478,070**	530,690
Less: Provision for bad and doubtful debts	**(18,677)**	(18,677)	**—**	—
Total	**1,379,355**	1,519,151	**478,070**	530,690

There is no amount due from shareholders who holds 5% or more voting right of Company included in balance of trade receivables.

On 30 June 2007, total of five largest trade receivables are as follows:

	The Group		The Company	
	30 June 2007	31 December 2006 *(restated)*	**30 June 2007**	31 December 2006
Amount *(RMB'000)*	**1,369,931**	1,532,482	**478,070**	530,690
Percentage of total trade receivables	**97.99%**	99.65%	**100%**	100%

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

9 Trade receivables *(continued)*

(2) The ageing analysis of trade receivables is as follows:

	The Group		The Company	
	30 June 2007 *RMB'000*	31 December 2006 *RMB'000* *(restated)*	**30 June 2007** *RMB'000*	31 December 2006 *RMB'000*
Within one year (including one year)	**1,348,733**	1,491,671	**478,070**	530,690
Between one and two years (including two years)	**17,309**	14,352	**—**	—
Between two and three years (including three years)	**185**	—	**—**	—
Over three years	**31,805**	31,805	**—**	—
Sub-total	**1,398,032**	1,537,828	**478,070**	530,690
Less: Provision for bad and doubtful debts	**(18,677)**	(18,677)	**—**	—
Total	**1,379,355**	1,519,151	**478,070**	530,690

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

9 Trade receivables *(continued)*

(3) Analysis of provision for bad and doubtful debts is as follows:

The Group

	30 June 2007				31 December 2006			
	Amount *RMB'000*	Proportion	Provision *RMB'000*	Proportion	Amount *RMB'000*	Proportion	Provision *RMB'000*	Proportion
Trade receivables								
— Individually significant amounts	1,384,408	99.03%	18,677	1.3%	1,521,853	98.96%	18,677	1.2%
— Other insignificant receivables	13,624	0.97%	–	–	15,975	1.04%	–	–
	1,398,032	100.00%	18,677	1.3%	1,537,828	100.00%	18,677	1.2%

The Company

	30 June 2007				31 December 2006			
	Amount *RMB'000*	Proportion	Provision *RMB'000*	Proportion	Amount *RMB'000*	Proportion	Provision *RMB'000*	Proportion
Trade receivables								
— Individually significant amounts	478,070	100.00%	–	–	530,690	100.00%	–	–
	478,070	100.00%	–	–	530,690	100.00%	–	–

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

10 Prepayments

The ageing analysis of prepayments is as follows:

	30 June 2007		31 December 2006	
	Amount *RMB'000*	**Proportion**	Amount *RMB'000* *(restated)*	Proportion
The Group				
Within one year (including one year)	**93,583**	**100%**	66,678	100%
Less: Provision for bad and doubtful debts	—	—	—	—
Total	**93,583**	**100%**	66,678	100%
The Company				
Within one year (including one year)	**35,422**	**100%**	27,347	100%
Less: Provision for bad and doubtful debts	—	—	—	—
Total	**35,422**	**100%**	27,347	100%

There is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of prepayments.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

11 Other receivables

(1) Analysis of other receivables by customers is as follows:

	The Group		The Company	
	30 June 2007 ***RMB'000***	31 December 2006 *RMB'000* *(restated)*	**30 June 2007** ***RMB'000***	31 December 2006 *RMB'000*
Amounts due from subsidiaries	**—**	—	**92,835**	283,717
Others	**86,166**	52,457	**27,673**	39,475
Sub-total	**86,166**	52,457	**120,508**	323,192
Less: Provision for bad and doubtful debts	**(5,127)**	(5,127)	**(3,282)**	(3,282)
Total	**81,039**	47,330	**117,226**	319,910

There is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

On 30 June 2007, total of the five largest other receivables are as follows:

	The Group		The Company	
	30 June 2007	31 December 2006 *(restated)*	**30 June 2007**	31 December 2006
Amount *(RMB'000)*	**36,271**	6,624	**98,074**	207,842
Percentage of other receivables	**42.1%**	12.6%	**81.4%**	64.3%

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

11 Other receivables *(continued)*

(2) The ageing analysis of other receivables is as follows:

	The Group		The Company	
	30 June 2007 *RMB'000*	31 December 2006 *RMB'000* *(restated)*	**30 June 2007** *RMB'000*	31 December 2006 *RMB'000*
Within one year (including one year)	**71,204**	43,580	**111,813**	318,256
Between one and two years (including two years)	**8,096**	3,214	**3,999**	1,302
Between two and three years (including three years)	**1,555**	297	**1,359**	297
Over three years	**5,311**	5,366	**3,337**	3,337
Sub-total	**86,166**	52,457	**120,508**	323,192
Less: Provision for bad and doubtful debts	**(5,127)**	(5,127)	**(3,282)**	(3,282)
Total	**81,039**	47,330	**117,226**	319,910

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

11 Other receivables *(continued)*

(3) Analysis of provision for bad and doubtful debts is as follows:

The Group

	30 June 2007				31 December 2006			
	Amount *RMB'000*	Proportion	Provision *RMB'000*	Proportion	Amount *RMB'000*	Proportion	Provision *RMB'000*	Proportion
Other receivables								
— Individually significant amounts	20,525	23.82%	–	–	14,636	27.90%	–	–
— Other insignificant receivables	65,641	76.18%	5,127	7.8%	37,821	72.10%	5,127	13.6%
Total	86,166	100%	5,127	6.0%	52,457	100%	5,127	9.8%

The Company

	30 June 2007				31 December 2006			
	Amount *RMB'000*	Proportion	Provision *RMB'000*	Proportion	Amount *RMB'000*	Proportion	Provision *RMB'000*	Proportion
Other receivables								
— Individually significant amounts	83,835	69.57%	–	–	296,226	91.66%	–	–
— Other insignificant receivables	36,673	30.43%	3,282	8.9%	26,966	8.34%	3,282	12.17%
Total	120,508	100%	3,282	2.7%	323,192	100%	3,282	1.0%

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

12 Inventories

(1) The movement analysis of inventories during the period is as follows:

	Opening balance RMB'000 (restated)	Increase during the period RMB'000	Decrease during the period RMB'000	Closing balance RMB'000
The Group				
Coal	481,982	5,016,699	(5,026,414)	472,267
Fuel oil	49,806	148,535	(161,455)	36,886
Materials, components and spare parts	271,435	201,496	(175,905)	297,026
Sub-total	803,223	5,366,730	(5,363,774)	806,179
Less: Provision for diminution in value of inventories	(72,282)	–	–	(72,282)
Total	730,941	5,366,730	(5,363,774)	733,897
The Company				
Coal	150,632	2,238,059	(2,247,308)	141,383
Fuel oil	25,230	37,550	(48,730)	14,050
Materials, components and spare parts	181,372	85,712	(78,921)	188,163
Sub-total	357,234	2,361,321	(2,374,959)	343,596
Less: Provision for diminution in value of inventories	(58,202)	–	–	(58,202)
Total	299,032	2,361,321	(2,374,959)	285,394

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

12 Inventories *(continued)*

(2) Provision for diminution in value of inventories:

	The Group *RMB'000*	The Company *RMB'000*
Opening and closing balance — Materials, components and spare parts	72,282	58,202

13 Long-term equity investments

	The Group		The Company	
	30 June 2007 ***RMB'000***	31 December 2006 *RMB'000* *(restated)*	**30 June 2007** ***RMB'000***	31 December 2006 *RMB'000* *(restated)*
Investments in subsidiaries	**—**	—	**5,795,523**	5,022,458
Investments in jointly controlled entity	**198,221**	210,481	**198,221**	210,481
Investments in associates	**1,508,105**	1,486,041	**1,467,605**	1,445,541
Other equity investments	**140,539**	135,539	**135,539**	130,539
Sub-total	**1,846,865**	1,832,061	**7,596,888**	6,809,019
Less: Provision for impairment	**—**	—	**—**	—
Total	**1,846,865**	1,832,061	**7,596,888**	6,809,019

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

13 Long-term equity investments *(continued)*

(1) At 30 June 2007, the investment in principal subsidiaries of the Company are analysed as follows:

	Guangan Company RMB'000	Qingdao Company RMB'000	Weifang Company RMB'000	Zibo Company RMB'000	Zhangqiu Company RMB'000	Tengzhou Company RMB'000	Xinxiang Company RMB'000	Suzhou Company RMB'000	Lingwu Company RMB'000	Luding Company RMB'000	Wuhu Company RMB'000	Other subsidiaries RMB'000	Total RMB'000
Initial investment cost (restated) (note)	1,688,120	761,834	971,094	461,560	670,790	249,880	365,596	208,703	94,274	104,290	98,546	121,556	5,795,523
Change in cost of investment													
Opening balance	1,528,120	761,834	980,127	461,560	459,453	249,880	105,596	208,703	94,274	79,290	–	94,341	5,022,458
Add: Additions	160,000	–	–	–	211,337	–	260,000	–	–	25,000	98,546	31,840	786,723
Less: Dividends received	–	–	(9,033)	–	–	–	–	–	–	–	–	(4,625)	(13,658)
Closing balance	1,688,120	761,834	971,094	461,560	670,790	249,880	365,596	208,703	94,274	104,290	98,546	121,556	5,795,523

Please see note 6 for detailed information of the corresponding subsidiaries.

Note: *The initial investment cost of subsidiaries is recognised based on the carrying value, after reduction of dividend, of long-term equity investment according to the requirements of ASBE No. 38 - First-time adoption of Accounting Standards for Business Enterprises and the Working Memoranda on 2006 Annual Report issued by listing division of Shanghai Stock Exchange.*

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

13 Long-term equity investments *(continued)*

(2) At 30 June 2007, the investment in the jointly controlled entity of the Group and the Company is analysed as follows:

	Ningxia Zhongning Power Company Limited ("Zhongning Company") *RMB'000*
Initial investment cost	142,800
Movement of cost of investment	
Opening balance	210,481
Add: Adjustments under equity method	25,671
Less: Cash dividends received	(37,931)
Closing balance	198,221

The interest in the jointly controlled entity of the Group and the Company is analysed as follow:

Name of investee enterprise	Place of registration	Principal operation	Registered capital *RMB'000*	Percentage of equity interest held by the Group and the Company	Percentage of voting power in investee unit held by the Group and the Company	Closing balance of total assets *RMB'000*	Closing balance of total liabilities *RMB'000*	Total revenue *RMB'000*	Net profit during the period *RMB'000*
Zhongning Company	Yinchuan, the PRC	Generation and sale of electricity	285,600	50%	50%	2,098,122	1,701,681	403,027	51,341

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

13 Long-term equity investments *(continued)*

(3) At 30 June 2007, the investment in principal associates of the Group and the Company are listed as follows:

The principal associate corporations of the Group and the Company

Associates	Initial investment cost RMB'000 (restated) (note)	Opening balance RMB'000 (restated)	Adjustments under equity method: Gain/(loss) in investment RMB'000	Adjustments under equity method: Transfer of capital reserve RMB'000	Cash dividends received RMB'000	Closing balance RMB'000
Ningxia Power Generation (Group) Company Limited ("Ningxia Power Company")	311,187	311,187	2,619	(740)	(9,167)	303,899
Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company")	250,392	250,392	(11,425)	—	—	238,967
Huadian Property Co. Ltd. ("Huadian Property")	165,000	165,000	—	—	—	165,000
Sichuan Luzhou Chuannan Power Generation Company Limited ("Luzhou Company")	240,000	240,000	—	—	—	240,000
Huadian Coal Industry Group Company Limited ("Huadian Coal")	329,299	329,299	15,289	—	(8,650)	335,938

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

13 Long-term equity investments *(continued)*

(3) At 30 June 2007, the investment in principal associates of the Group and the Company are listed as follows: *(continued)*

The principal associate corporations of the Group and the Company *(continued)*

Associates	Initial investment cost RMB'000 (restated) (note)	Opening balance RMB'000 (restated)	Adjustments under equity method: Gain/(loss) in investment RMB'000	Adjustments under equity method: Transfer of capital reserve RMB'000	Cash dividends received RMB'000	Closing balance RMB'000
Zoucheng Lunan Electric Power Technology Development Company Limited ("Zoucheng Lunan")	2,303	2,303	(167)	–	–	2,136
China Huadian Finance Corporation Limited ("China Huadian Finance")	147,360	147,360	34,305	–	–	181,665
Total of the Company	1,445,541	1,445,541	40,621	(740)	(17,817)	1,467,605
Sichuan Huayingshan Longtan Coal Company Limited ("Longtan Coal Company")	40,500	40,500	–	–	–	40,500
Total of the Group	1,486,041	1,486,041	40,621	(740)	(17,817)	1,508,105

Note: *The initial investment cost of associates of the Group and the Company is recognised based on the carrying value of long-term equity investment according to the requirements of ASBE No. 38 - First-time adoption of Accounting Standards for Business Enterprises.*

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

13 Long-term equity investments *(continued)*

(3) At 30 June 2007, the investment in principal associates of the Group and the Company are listed as follows: *(continued)*

The principal associate corporations of the Group and the Company *(continued)*

Name of investee enterprise	Place of registration	Principal operation	Registered capital *RMB'000*	Percentage of equity interest held by the Group and the Company	Percentage of voting power in investee unit held by the Group and the Company	Closing balance of total assets *RMB'000*	Closing balance of total liabilities *RMB'000*	Total revenue *RMB'000*	Net profit/ (loss) during the period *RMB'000*
The Company and the Group									
Ningxia Power Company	Yinchuan, the PRC	Generation and sale of electricity, and investment holding	900,000	31.11%	31.11%	7,878,708	6,901,852	1,101,240	8,423
Chizhou Company	Chizhou, the PRC	Generation and sale of electricity	640,000	40%	40%	2,456,216	1,864,372	392,104	(28,563)
Huadian Property	Beijing, the PRC	Property development	350,000	30%	30%	1,943,963	1,393,963	–	–

13 Long-term equity investments *(continued)*

(3) At 30 June 2007, the investment in principal associates of the Group and the Company are listed as follows: *(continued)*

The principal associate corporations of the Group and the Company *(continued)*

Name of investee enterprise	Place of registration	Principal operation	Registered capital *RMB'000*	Percentage of equity interest held by the Group and the Company	Percentage of voting power in investee unit held by the Group and the Company	Closing balance of total assets *RMB'000*	Closing balance of total liabilities *RMB'000*	Total revenue *RMB'000*	Net profit/ (loss) during the period *RMB'000*
The Company and the Group *(continued)*									
Luzhou Company	Luzhou, the PRC	Generation and sale of electricity (under construction)	600,000	40%	40%	3,553,390	2,953,390	–	–
Huadian Coal	Beijing, the PRC	Provision of coal procurement service	1,560,000	20.19%	20.19%	2,746,831	1,028,387	1,021,701	75,728
Zoucheng Lunan	Zoucheng, the PRC	Provision of technical service for electricity and other services	4,333	40%	40%	11,806	6,465	22,193	(416)

13 Long-term equity investments *(continued)*

(3) At 30 June 2007, the investment in principal associates of the Group and the Company are listed as follows: *(continued)*

The principal associate corporations of the Group and the Company *(continued)*

Name of investee enterprise	Place of registration	Principal operation	Registered capital *RMB'000*	Percentage of equity interest held by the Group and the Company	Percentage of voting power in investee unit held by the Group and the Company	Closing balance of total assets *RMB'000*	Closing balance of total liabilities *RMB'000*	Total revenue *RMB'000*	Net profit/ (loss) during the period *RMB'000*
The Company and the Group *(continued)*									
China Huadian Finance	Beijing, the PRC	Provision of corporate financial service to its group companies	800,000	15%	15%	6,827,991	5,629,098	365,138	228,697
The Group									
Longtan Coal Company	Guangan, the PRC	Development of coal mines and sale of coal	90,000	36%	45%	340,395	250,131	–	–

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

13 Long-term equity investments *(continued)*

(4) At 30 June 2007, the investment in principal other equity investments of the Group and the Company are listed as follows:

Name of investee enterprise	Initial investment cost RMB'000	Opening balance RMB'000	Addition in investment RMB'000	Closing balance RMB'000
Shandong Luneng Heze Coal Power Development Company Limited	91,339	91,339	—	91,339
Shanxi Jinzhongnan Railway Coal Distribution Company Limited	39,200	39,200	—	39,200
CHD Power Plant Operation Co., Ltd.	5,000	—	—	5,000
Total of the Company	135,539	130,539	5,000	135,539
Others	5,000	5,000	—	5,000
Total of the Group	140,539	135,539	5,000	140,539

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

14 Fixed assets

	The Group			
	Plant and buildings *RMB'000*	Generators and related machinery and equipment *RMB'000*	Others *RMB'000*	Total *RMB'000*
Cost:				
Opening balance for the period *(restated)*	12,146,762	36,602,634	905,463	49,654,859
Additions for the period	—	7,572	22,185	29,757
Transfer from construction in progress *(note 15)*	1,735,935	5,325,167	34,647	7,095,749
Disposals for the period	—	(466)	(2,992)	(3,458)
Closing balance for the period	13,882,697	41,934,907	959,303	56,776,907
Accumulated depreciation:				
Opening balance for the period *(restated)*	3,110,443	10,798,594	480,878	14,389,915
Charge for the period	238,567	958,721	36,980	1,234,268
Written back on disposal	—	(466)	(2,474)	(2,940)
Closing balance for the period	3,349,010	11,756,849	515,384	15,621,243
Net book value:				
Closing balance for the period	10,533,687	30,178,058	443,919	41,155,664
Opening balance for the period *(restated)*	9,036,319	25,804,040	424,585	35,264,944

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

14 Fixed assets *(Continued)*

	The Company			
	Plant and buildings *RMB'000*	Generators and related machinery and equipment *RMB'000*	Others *RMB'000*	Total *RMB'000*
Cost:				
Opening balance for the period *(restated)*	5,977,240	17,122,230	513,224	23,612,694
Additions for the period	—	461	8,533	8,994
Transfer from construction in progress *(note 15)*	36,909	179,696	5,016	221,621
Disposals for the period	—	—	(422)	(422)
Closing balance for the period	6,014,149	17,302,387	526,351	23,842,887
Accumulated depreciation:				
Opening balance for the period *(restated)*	1,771,386	6,806,145	257,394	8,834,925
Charge for the period	119,475	475,007	17,462	611,944
Written back on disposal	—	—	(153)	(153)
Closing balance for the period	1,890,861	7,281,152	274,703	9,446,716
Net book value:				
Closing balance for the period	4,123,288	10,021,235	251,648	14,396,171
Opening balance for the period *(restated)*	4,205,854	10,316,085	255,830	14,777,769

At 30 June 2007, the Group have no temporarily idle fixed assets.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

15 Construction materials and construction in progress

Construction materials of the Company and the Group are mainly prepayment for purchase of equipment.

Major construction materials and construction in progress of the Company and the Group are as follows:

Project	Budgeted amount *RMB'000*	Opening balance *RMB'000* *(restated)*	Additions for the period *RMB'000*	Transfer to fixed assets *RMB'000*	Transfer to subsidiaries *RMB'000*	Closing balance *RMB'000*	Proportion to budget	Source of funds
The Company								
Zouxian Power Plant Phase IV generating units	7,264,140	977,197	1,696,798	–	–	2,673,995	95.0%	Self-financing and bank loans
Ningdong Wind Power Phase I	409,970	1,058	273	–	(1,331)	–		Self-financing and bank loans
Construction materials		812,632	(714,213)	–	–	98,419		Self-financing and bank loans
Desulphurisation, technical improvement projects and others		457,877	221,609	(221,621)	–	457,865		Self-financing and bank loans
Total for the Company		2,248,764	1,204,467	(221,621)	(1,331)	3,230,279		
Subsidiaries								
Guangan Company Phase III generating units	3,979,150	188,416	875,031	–	–	1,063,447	86.6%	Self-financing and bank loans
Weitang Company Phase II generating units	4,506,160	642,850	1,051,371	(1,694,221)	–	–	90.6%	Self-financing and bank loans
Ningwu Company generating units	4,592,110	1,239,013	1,624,294	(2,526,322)	–	336,985	62.4%	Self-financing and bank loans
Xinxiang Company Baoshan Power Plant generating units	4,788,980	919,178	2,225,788	(2,564,031)	–	580,935	65.7%	Self-financing and bank loans
Suzhou Company generating units	4,274,510	1,096,142	892,810	–	–	1,988,952	46.5%	Self-financing and bank loans

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

15 Construction materials and construction in progress *(Continued)*

Major construction materials and construction in progress of the Group and the Company are as follows: *(Continued)*

Project	Budgeted amount *RMB'000*	Opening balance *RMB'000* *(restated)*	Additions for the period *RMB'000*	Transfer to fixed assets *RMB'000*	Transfer to subsidiaries *RMB'000*	Closing balance *RMB'000*	Proportion to budget	Source of funds
Subsidiaries *(continued)*								
Suzhou Biomass Energy Power Company straw-fixed thermal power plant project	275,660	1,497	1,550	–	–	3,047	1.1%	Self-financing and bank loans
Wuhu Company Phase I	4,999,800	318,556	493,003	–	–	811,559	16.2%	Self-financing and bank loans
Ningdong Company Phase I	409,970	–	5,862	–	1,331	7,193	1.8%	Self-financing and bank loans
Construction materials		4,901,679	(1,604,213)	–	–	3,297,466		Self-financing and bank loans
Desulphurisation, technical improvement projects and others		702,106	326,644	(89,554)	–	939,196		Self-financing and bank loans
Total for subsidiaries		10,009,437	5,892,140	(6,874,128)	1,331	9,028,780		
Total for the Group		12,258,201	7,096,607	(7,095,749) *(Note 14)*	–	12,259,059		

The borrowing costs for the period of RMB368,739,000 (2006 (restated): RMB325,653,000) was capitalised as part of the closing balance of construction in progress. The average interest capitalisation rate for the period was 5.62% (2006 (restated): 5.45%).

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

16 Intangible assets

	The Group *RMB'000*	The Company *RMB'000*
Cost:		
Opening balance *(restated)*	770,392	247,550
Additions for the period	533	426
Closing balance	770,925	247,976
Accumulated depreciation:		
Opening balance *(restated)*	74,688	50,736
Charge for the period	12,662	5,966
Closing balance	87,350	56,702
Net book value:		
Closing balance	683,575	191,274
Opening balance *(restated)*	695,704	196,814

Intangible assets mainly represent land use rights. All land use rights are mainly obtained through acquisition, except for those in Weifang Company, Qingdao Company, Lingwu Company and Guangan Company, which are granted by the state.

At 30 June 2007, the remaining amortisation period of land use rights are ranging from 5 to 65 years.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

17 Goodwill

	The Group *RMB'000*	The Company *RMB'000*
Opening and closing balance	274,209	7,019

Goodwill in the Company's balance sheet was transferred from a subsidiary. This subsidiary transferred all its business, including assets and liabilities to the Company and was dissolved at the same time in 2000.

18 Deferred tax assets and liabilities

	The Group				The Company			
	30 June 2007		31 December 2006		30 June 2007		31 December 2006	
	Deductible temporary difference *RMB'000*	Deferred tax assets *RMB'000*	Deductible temporary difference *RMB'000*	Deferred tax assets *RMB'000*	Deductible temporary difference *RMB'000*	Deferred tax assets *RMB'000*	Deductible temporary difference *RMB'000*	Deferred tax assets *RMB'000*
Deferred tax assets								
Provision for stock and trade receivables	95,729	22,290	95,729	28,608	61,489	15,372	61,489	20,291
Amortisation of preliminary expenses	65,894	17,213	73,906	24,389	9,533	2,511	11,586	3,824
Accrued expenses	135,495	39,171	238,662	78,016	76,170	20,336	176,170	58,137
Loss before tax	50,435	13,013	–	–	–	–	–	–
Other	2,262	549	166	53	37	12	73	22
Total	349,815	92,236	408,463	131,066	147,229	38,231	249,318	82,274

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

18 Deferred tax assets and liabilities *(Continued)*

	The Group				The Company			
	30 June 2007		31 December 2006		30 June 2007		31 December 2006	
	Taxable temporary difference RMB'000	Deferred tax liabilities RMB'000	Taxable temporary difference RMB'000	Deferred tax liabilities RMB'000	Taxable temporary difference RMB'000	Deferred tax liabilities RMB'000	Taxable temporary difference RMB'000	Deferred tax liabilities RMB'000
Deferred tax liabilities								
Depreciation of fixed assets	(1,751,356)	(437,839)	(1,488,283)	(491,128)	–	–	–	–
Capitalised interests	(107,888)	(26,313)	(110,557)	(28,302)	–	–	–	–
Total	(1,859,244)	(464,152)	(1,598,840)	(519,430)	–	–	–	–

19 Investment deposit

The investment deposit represents investment deposit paid to China Huadian for a consideration of acquisition of its 95% equity interests in Wuhu Company by the Company. The Company completed such transaction in January 2007. China Huadian holds more than 5% voting right of the Company.

20 Impairment of assets

Impairment of assets of the Group and the Company as at 30 June 2007 is summarised as follow:

Items	Note	Opening and closing balance of the Group RMB'000	Opening and closing balance of the Company RMB'000
Bad debt provision			
— Trade receivables	9	18,677	—
— Other receivables	11	5,127	3,282
Provision for diminution in value of inventories	12	72,282	58,202
Total		96,086	61,484

21 Short-term loans

	The Group		The Company	
	30 June 2007 RMB'000	31 December 2006 RMB'000	30 June 2007 RMB'000	31 December 2006 RMB'000
Unsecured loans	8,207,314	10,089,902	1,937,314	4,486,902
Pledged loans	—	—	—	—
Secured loans	—	—	—	—
Guaranteed loans	—	30,000	—	—
Total	8,207,314	10,119,902	1,937,314	4,486,902

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

21 Short-term loans *(Continued)*

	The Group					
	30 June 2007			31 December 2006		
	Interest rate	**Original currency** *RMB'000*	**Renminbi/ Renminbi equivalent** *RMB'000*	Interest rate	Original currency *RMB'000*	Renminbi/ Renminbi equivalent *RMB'000* *(restated)*
Short-term bank loans						
— Renminbi	**5.02% - 5.91%**		**6,160,247**	4.86% - 6.12%		8,760,250
— US dollars	**6.14% - 6.46%**	**65,139**	**496,067**	5.60% - 6.46%	65,139	508,652
Short-term Renminbi other loans *(note)*	**5.27% - 5.91%**		**1,500,000**	5.00% - 5.58%		800,000
Short-term Renminbi shareholders loans	**5.27%**		**51,000**	5.27%		51,000
			8,207,314			10,119,902

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

21 Short-term loans *(Continued)*

	The Company					
	30 June 2007			31 December 2006		
	Interest rate	Original currency *RMB'000*	Renminbi/ Renminbi equivalent *RMB'000*	Interest rate	Original currency *RMB'000*	Renminbi/ Renminbi equivalent *RMB'000*
Short-term bank loans						
— Renminbi	5.02% - 5.91%		991,247	4.86% - 5.58%		3,928,250
— US dollars	6.14% - 6.46%	65,139	496,067	5.60% - 6.46%	65,139	508,652
Short-term Renminbi other loans *(note)*	5.91%		450,000	5.27%		50,000
			1,937,314			4,486,902

Note: Short-term Renminbi other loans

	The Group		*The Company*	
	30 June 2007 RMB'000	*31 December 2006* RMB'000 *(restated)*	*30 June 2007* RMB'000	*31 December 2006* RMB'000
China Huadian Finance	*1,200,000*	*500,000*	*400,000*	—
Huadian Coal	*300,000*	*300,000*	—	—
Loans from subsidiaries	—	—	*50,000*	*50,000*
	1,500,000	*800,000*	*450,000*	*50,000*

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

21 Short-term loans *(Continued)*

The other loans borrowed from Huadian Finance, an associate of the Company, bear interest at rates quoted from the People's Bank of China for same periods less 10%.

The other loans borrowed from Huadian Coal, an associate of the Company, bear interest rates at 5.85%.

The above foreign currency loans are translated into Renminbi at the following exchange rate:

	30 June 2007	31 December 2006
US dollars	**7.6155**	7.8087

All the above short-term loans are unsecured, except for a short-term loan as at 31 December 2006 amounting to RMB30,000,000 which is guaranteed by Zibo Luneng Industrial Company Limited.

Except for the shareholder loan, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

22 Bills payable

All bills payable of the Group and the Company are bank acceptance bills due within one year. There is no bills issued by shareholders who hold 5% or more voting right of the Company included in the balance.

23 Trade payables

There is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of trade payables.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

24 Wages payable

	Opening balance *RMB'000*	Addition for the period *RMB'000*	Payment for the period *RMB'000*	Closing balance *RMB'000*
The Group				
Wages, bonuses, allowances and subsidies	241,360	304,411	(405,707)	140,064
Staff welfare	4,935	—	(4,935)	—
Social insurance expenses				
— Medical insurance	8,022	38,069	(32,507)	13,584
— Pension	3,353	87,553	(89,767)	1,139
— Additional pension	309	61,816	(61,319)	806
— Unemployment insurance	2,400	9,710	(8,860)	3,250
— Industrial injury insurance	304	2,241	(2,091)	454
— Maternity insurance	138	1,123	(1,053)	208
Housing fund	3,690	69,944	(71,739)	1,895
Labour union and staff education fund	12,362	15,218	(9,936)	17,644
Others	834	49,573	(50,371)	36
Total	277,707	639,658	(738,285)	179,080

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

24 Wages payable *(Continued)*

	Opening balance *RMB'000*	Addition for the period *RMB'000*	Payment for the period *RMB'000*	Closing balance *RMB'000*
The Company				
Wages, bonuses, allowances and subsidies	176,170	109,421	(206,612)	78,979
Staff welfare	1,886	—	(1,886)	—
Social insurance expenses				
— Medical insurance	5,757	19,066	(17,401)	7,422
— Pension	138	46,644	(46,983)	(201)
— Additional pension	32	33,137	(32,855)	314
— Unemployment insurance	1,585	5,831	(5,149)	2,267
— Industrial injury insurance	—	851	(847)	4
— Maternity insurance	—	301	(301)	—
Housing fund	215	38,728	(37,577)	1,366
Labour union and staff education fund	2,762	7,150	(5,914)	3,998
Others	110	23,100	(23,174)	36
Total	188,655	284,229	(378,699)	94,185

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

25 Other payables

	The Group		The Company	
	30 June 2007 *RMB'000*	31 December 2006 *RMB'000* *(restated)*	**30 June 2007** *RMB'000*	31 December 2006 *RMB'000* *(restated)*
Amount due to China Huadian	**11,155**	10,415	**740**	—
Amounts due to other related parties	**14,051**	—	**212,127**	375,639
Amounts due to independent construction companies	**1,469,079**	851,564	**332,853**	114,397
Others	**619,182**	370,898	**364,186**	116,499
	2,113,467	1,232,877	**909,906**	606,535

Amounts due to independent construction companies mainly represent quality guarantee deposits.

Except for amount due to China Huadian, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other payables.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

26 Short-term debenture payables

	Opening balance *RMB'000*	Addition for the period *RMB'000*	Payment for the period *RMB'000*	Closing balance *RMB'000*
Short-term debenture of the Group and the Company	—	3,910,894	—	3,910,894

Details of short-term debenture payables are as follows:

	Period and interest rate	Date of issuance	Total face amount *RMB'000*	Discount *RMB'000*	Amortisation *RMB'000*	Closing balance *RMB'000*
The Group and the Company						
The first tranche of 2007 short-term debenture	From 9 May 2007 to 5 February 2008 effective annual interest rate of 3.74%	8 May 2007	4,000,000	(110,670)	21,564	3,910,894

On 8 May 2007, the Company issued 272-day short-term debentures with face value of RMB100, totalling RMB4 billion, at discount. The coupon rate is 3.38% per annum and repayable on the maturity date.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

27 Long-term loans due within one year

	The Group				The Company			
	30 June 2007		31 December 2006		30 June 2007		31 December 2006	
	Original currency *RMB'000*	Renminbi/ Renminbi equivalent *RMB'000*	Original currency *RMB'000*	Renminbi/ Renminbi equivalent *RMB'000* *(restated)*	Original currency *RMB'000*	Renminbi/ Renminbi equivalent *RMB'000*	Original currency *RMB'000*	Renminbi/ Renminbi equivalent *RMB'000*
Bank loans due within one year								
— Renminbi		709,137		877,060		–		189,060
— US dollars	500	3,808	100,400	783,993		–	100,000	780,870
State loans due within one year								
— US dollars	1,331	10,134	1,281	10,005	1,331	10,134	1,281	10,005
Other loans due within one year								
— Renminbi		280,845		680,000		198,037		500,000
— US dollars	2,037	17,573	2,307	18,020		–	–	–
		1,021,497		2,369,078		208,171		1,479,935
		(note 28(2))		*(note 28(2))*		*(note 28(2))*		*(note 28(2))*

The above foreign currency loans are translated into Renminbi at the following exchange rate:

	30 June 2007	31 December 2006
US dollars	7.6155	7.8087

Please refer to note 28 for details of loans.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

28 Long-term loans

(1) Details of repayment terms of long-term loans are as follows:

	The Group		The Company	
	30 June 2007 *RMB'000*	31 December 2006 *RMB'000* *(restated)*	30 June 2007 *RMB'000*	31 December 2006 *RMB'000*
Bank loans				
— Between one and two years	2,807,541	1,752,420	1,206,989	884,880
— Between two and five years	6,959,580	6,996,909	1,053,600	1,452,000
— Over five years	9,361,754	8,171,118	500,000	440,000
	19,128,875	16,920,447	2,760,589	2,776,880
Shareholder loans				
— Between two and five years	585,000	585,000	585,000	585,000
— Over five years	650,000	650,000	—	—
	1,235,000	1,235,000	585,000	585,000
State loans				
— Between one and two years	10,933	10,792	10,933	10,792
— Between two and five years	41,649	41,155	40,285	39,791
— Over five years	15,300	22,477	9,164	16,341
	67,882	74,424	60,382	66,924
Other loans				
— Between one and two years	55,611	252,221	—	198,037
— Between two and five years	382,399	536,477	100,000	100,000
— Over five years	105,895	77,357	—	—
	543,905	866,055	100,000	298,037
	20,975,662	19,095,926	3,505,971	3,726,841

Except for the shareholder loans, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

28 Long-term loans *(Continued)*

(2) Details of long-term loans are as follows:

The Group

	Interest rates and periods	30 June 2007 Original currency *RMB'000*	30 June 2007 Renminbi/ Renminbi equivalent *RMB'000*	31 December 2006 Original currency *RMB'000*	31 December 2006 Renminbi/ Renminbi equivalent *RMB'000* *(restated)*
Long-term bank loans					
— Renminbi loans	Interest rates mainly ranging from 3.60% to 6.48% per annum as at 30 June 2007 (2006: 3.60% to 6.39%), with maturity up to 2025		18,914,095		17,628,680
— US dollars loans	Interest rates mainly ranging from 5.96% to 6.22% per annum as at 30 June 2007 (2006: 6.14% to 6.38%), with maturity up to 2017	121,827	927,725	122,020	952,820
			19,841,820		18,581,500
Shareholder loans *(note (i))*					
— Renminbi loans	Interest rates mainly ranging from 4.15% to 5.83% per annum as at 30 June 2007 (2006: 4.15% to 5.83%), with maturity up to 2021		1,235,000		1,235,000
State loans *(note (ii))*					
— Renminbi loans	Interest rates mainly at 2.55% per annum as at 30 June 2007 (2006: 2.55%), with maturity up to 2020		18,700		18,700
— US dollars loans	Interest rates mainly at 5.49% per annum as at 30 June 2007 (2006: 5.51%), with maturity up to 2012	7,789	59,316	8,417	65,729
			78,016		84,429

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

28 Long-term loans *(Continued)*

(2) Details of long-term loans are as follows: *(Continued)*

The Group *(Continued)*

	Interest rates and periods	30 June 2007		31 December 2006	
		Original currency *RMB'000*	Renminbi/ Renminbi equivalent *RMB'000*	Original currency *RMB'000*	Renminbi/ Renminbi equivalent *RMB'000* *(restated)*
Other loans *(note (iii))*					
— Renminbi loans	Interest rates mainly ranging from 5.67% to 6.48% per annum as at 30 June 2007 (2006: 5.18% to 6.16%), with maturity up to 2021		789,593		1,500,998
— US dollars loans	Interest rates mainly at 7.55% per annum as at 30 June 2007 (2006: 7.02%), with maturity up to 2010	6,924	52,730	8,078	63,077
			842,323		1,564,075
			21,997,159		21,465,004
Less: Long-term loans due within one year *(note 27)*			(1,021,497)		(2,369,078)
			20,975,662		19,095,926

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

28 Long-term loans *(Continued)*

(2) Details of long-term loans are as follows: *(Continued)*

The Company

	Interest rates and periods	30 June 2007 Original currency RMB'000	30 June 2007 Renminbi/ Renminbi equivalent RMB'000	31 December 2006 Original currency RMB'000	31 December 2006 Renminbi/ Renminbi equivalent RMB'000
Long-term bank loans					
— Renminbi loans	Interest rates mainly ranging from 5.18% to 6.16% per annum as at 30 June 2007 (2006: 5.18% to 6.16%), with maturity up to 2016		1,887,000		2,851,060
— US dollars loans	Interest rates mainly ranging from 5.96% to 6.22% per annum as at 30 June 2007 (2006: 6.18% to 6.38%), with maturity up to 2009	114,712	873,589	114,712	895,750
			2,760,589		3,746,810
Shareholder loans *(note (i))*					
— Renminbi loans	Interest rates mainly ranging from 5.27% to 5.83% per annum as at 30 June 2007 (2006: 5.27% to 5.83%), with maturity up to 2011		585,000		585,000

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

28 Long-term loans *(Continued)*

(2) Details of long-term loans are as follows: *(Continued)*

The Company *(Continued)*

	Interest rates and periods	30 June 2007 Original currency RMB'000	30 June 2007 Renminbi/ Renminbi equivalent RMB'000	31 December 2006 Original currency RMB'000	31 December 2006 Renminbi/ Renminbi equivalent RMB'000
State loans *(note (ii))*					
— Renminbi loans	Interest rates mainly at 2.55% per annum as at 30 June 2007 (2006: 2.55%), with maturity up to 2020		11,200		11,200
— US dollars loans	Interest rates mainly at 5.49% per annum as at 30 June 2007 (2006: 5.51%), with maturity up to 2012	7,789	59,316	8,417	65,729
			70,516		76,929
Other loans *(note (iii))*					
— Renminbi loans	Interest rates mainly ranging from 5.67% to 5.91% per annum as at 30 June 2007 (2006: 5.18% to 5.67%), with maturity up to 2009		298,037		798,037
			3,714,142		5,206,776
Less: Long-term loans due within one year *(note 27)*			(208,171)		(1,479,935)
			3,505,971		3,726,841

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

28 Long-term loans *(Continued)*

(2) Details of long-term loans are as follows: *(Continued)*

The above foreign currency loans are translated into Renminbi at the following exchange rate:

	30 June 2007	31 December 2006
US dollars	**7.6155**	7.8087

Note (i) Shareholder loans

Balance of shareholder loans is analysed as follows:

	The Group		The Company	
	30 June 2007 RMB'000	31 December 2006 RMB'000 (restated)	**30 June 2007 RMB'000**	31 December 2006 RMB'000
Shandong International Trust and Investment Company Limited ("SITIC")	**585,000**	585,000	**585,000**	585,000
China Huadian	**650,000**	650,000	**–**	–
	1,235,000	1,235,000	**585,000**	585,000

Shareholder loan borrowed from SITIC bear interest at rates quoted from the People's Bank of China for same periods less 10%.

Shareholder loans borrowed from China Huadian bear interest rates at 4.15% - 4.98% (2006 (restated): 4.15% - 4.98%).

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

28 Long-term loans *(Continued)*

(2) Details of long-term loans are as follows: *(Continued)*

Note (ii) State loans

The loans mainly represent a loan facility of US$310,000,000 granted by the International Bank for Reconstruction and Development (the "World Bank") to the PRC state government pursuant to a loan agreement entered into 1992, to finance the Zouxian Phase III project. According to the terms of the aforesaid loan agreement, the PRC state government on-lent the loan facility to the Shandong Provincial Government which in turn on-lent it to Shandong Electric Power (Group) Corporation ("SEPCO"). Pursuant to a notice from the Finance Office of Shandong Province dated 5 August 1997 and as formally agreed by the World Bank, part of the loan facility in the principal amount of US$278,250,000 was made available by the Shandong Provincial Government to the Company. The repayment of this loan is guaranteed by SEPCO.

In 2006, a loan of RMB11,200,000 was granted to the Group by the MOF as funding for certain environmental and comprehensive resources utilisation construction projects.

Note (iii) Other loans

Balance of other loans is analysed as follows:

	The Group		The Company	
	30 June 2007 RMB'000	31 December 2006 RMB'000 (restated)	30 June 2007 RMB'000	31 December 2006 RMB'000
Huadian Finance	615,212	1,175,037	298,037	798,037
Others	227,111	389,038	–	–
	842,323	1,564,075	298,037	798,037

Other loans borrowed from Huadian Finance bear interest at rates quoted from the People's Bank of China for same periods less 10%.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

28 Long-term loans *(Continued)*

(3) Terms of long-term loans are analysed as follows:

	The Group		The Company	
	30 June 2007 *RMB'000*	31 December 2006 *RMB'000* *(restated)*	**30 June 2007 *RMB'000***	31 December 2006 *RMB'000*
Unsecured loans	**15,670,002**	16,939,765	**3,654,825**	5,141,047
Loans guaranteed by SEPCO	**59,317**	65,729	**59,317**	65,729
Loans guaranteed by China Huadian	**220,000**	220,000	**—**	—
Loans guaranteed by third parties	**767,840**	949,510	**—**	—
Secured loans	**5,280,000**	3,290,000	**—**	—
	21,997,159	21,465,004	**3,714,142**	5,206,776
Less: Long-term loans due within one year	**(1,021,497)**	(2,369,078)	**(208,171)**	(1,479,935)
	20,975,662	19,095,926	**3,505,971**	3,726,841

The secured loans are secured by the income stream in respect of the sale of electricity of a subsidiary.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

29 Share capital

	30 June 2007 *RMB'000*	31 December 2006 *RMB'000*
(1) Share with selling restriction		
— A shares	**3,850,356**	3,894,121
(2) Share without selling restriction		
— A shares	**739,700**	695,935
— H shares	**1,431,028**	1,431,028
	6,021,084	6,021,084

All H shares and A shares rank pari passu in all material respects.

In January 2005, the Company was approved by China Securities Regulatory Commission, with Zheng Jian Fa Xing Zi [2005] No. 2, to further issue 765,000,000 RMB ordinary shares with par value of RMB1 each. As a result, the registered capital of the Company was increased to 6,021,084,200 shares. The RMB ordinary shares issued in 2005 included 196,000,000 unlisted domestic shares. The remaining 569,000,000 A shares were listed on the Shanghai Stock Exchange on 3 February 2005.

Since the implementation of the Share Reform on 1 August 2006, all domestic shares became eligible for listing and circulation on the Shanghai Stock Exchange. However, the 3,850,356,200 original domestic shares held by the original domestic shareholders have a period of restriction for disposal ranging from 1 to 3 years. In addition, the non-circulating shareholders of the Company have promised not to dispose of the shares acquired in the circulating A shares market totalling 43,764,920 shares within 6 months after the completion of the Share Reform. Details of the Share Reform are set out in note 1.

The paid up share capital included RMB3,825,056,200 paid up domestic shares capital which has been verified by Shandong Jining Public Accounting Firm on 18 June 1994 and capital verification report has been issued. The capital verification report was Kuai Shi (Zou) Yan Zi No. 102. The paid up H shares capital of RMB1,431,028,000 has been verified by KPMG Huazhen on 30 August 1999 and capital verification report has been issued. The report number of the capital verification report was KPMG-C-(1999) CV No. 0005. The paid up A shares capital of 569,000,000 and paid up domestic shares capital of RMB196,000,000 have been verified by KPMG Huazhen on 28 January 2005 and capital verification report has been issued. The report number of the capital verification report was KPMG-A-(2005) CR No. 0005.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

30 Capital reserve, statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve

(1) Capital reserve

The movement of capital reserve is as follows:

	The Group		
	Share premium *RMB'000*	**Others** *RMB'000*	**Total** *RMB'000*
At 1 January 2006	1,868,442	29,119	1,897,561
Adjustment of capital reserve of business combination involving entities under common control	9,500	—	9,500
At 1 January 2006 *(restated)*	1,877,942	29,119	1,907,061
Addition for the year	—	120,629	120,629
At 31 December 2006 and at 1 January 2007 *(restated)*	1,877,942	149,748	2,027,690
Addition for the period	—	15,640	15,640
Decrease for the period	—	(740)	(740)
Adjustment on capital reserve of business combination involving entities under common control	(25,410)	—	(25,410)
At 30 June 2007	1,852,532	164,648	2,017,180

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

30 Capital reserve, statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve *(Continued)*

(1) Capital reserve *(Continued)*

The movement of capital reserve is as follows: *(Continued)*

	The Company		
	Share premium *RMB'000*	**Others** *RMB'000*	**Total** *RMB'000*
At 1 January 2006	1,868,442	29,119	1,897,561
Addition for the year	—	120,629	120,629
At 31 December 2006 and at 1 January 2007	1,868,442	149,748	2,018,190
Addition for the period	—	15,640	15,640
Decrease for the period	—	(740)	(740)
Adjustment on capital reserve of business combination involving entities under common control	(21,864)	—	(21,864)
At 30 June 2007	1,846,578	164,648	2,011,226

Share premium represents the net premium received from the issuance of H Shares in June 1999 and the issuance of RMB ordinary shares in January 2005. It also represents the difference between the consideration paid and the carrying value the acquired shareholders' equity at acquisition date for business combination involving entities under common control. Other capital reserves mainly represent the transfer of government grants from special payables after completion of the relevant projects.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

30 Capital reserve, statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve *(Continued)*

(2) The movement of statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve are as follow:

	The Group and the Company			
	Statutory surplus reserve *RMB'000*	Statutory public welfare fund *RMB'000*	Discretionary surplus reserve *RMB'000*	Total *RMB'000*
At 1 January 2006	962,219	379,434	68,089	1,409,742
Change in accounting policies	(3,698)	–	–	(3,698)
	958,521	379,434	68,089	1,406,444
Transfer to statutory surplus reserve	379,434	(379,434)	–	–
Profit appropriations	122,607	–	–	122,607
At 31 December 2006 and at 30 June 2007	1,460,562	–	68,089	1,528,651

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

30 Capital reserve, statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve *(Continued)*

(3) Profit appropriations

(i) Appropriation is determined in accordance with the related rules and terms in the Company's articles of association.

(ii) According to the Company's articles of association, the Company is required to appropriate at least 10% of its profit after taxation, as determined under PRC Accounting Standards and Regulations, to the statutory surplus reserve until the reserve balance reaches 50% of the registered share capital. The appropriation to the statutory surplus reserve must be made before distribution of dividend to shareholders.

The statutory surplus reserve can be used to make good previous years' losses, if any, or to increase the share capital provided that the balance after such issue is not less than 25% of the registered share capital.

(iii) According to the Notice of the Ministry of Finance on accounting issues relating to the implementation of the Company Law of the PRC (Cai Qi [2006] No. 67), the Company transferred the balance of the statutory public welfare fund as at 31 December 2005 to statutory surplus reserve.

(iv) For the six months ended 30 June 2007, the Company did not make appropriations to statutory surplus reserve or discretionary surplus reserve.

For details of distribution of dividend, please refer to note 31.

(v) According to the articles of association of the Company, the retained profits available for distribution are the lower of the amounts determined under PRC Accounting Standards and Regulations applicable to the Company and the amount determined under IFRS or the applicable financial regulations of the place in which the Company is listed (if the financial statements of the Group is not prepared under IFRS).

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

31 Dividends

(1) Dividends declared and recognised for the six months ended 30 June 2006 and 2007 are as follows:

	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
Final dividend of RMB0.062 per share for year 2006	**373,307**	—
Final dividend of RMB0.065 per share for year 2005	**—**	391,370
	373,307	391,370

(2) The Company did not recognise any dividends purposed for the six months ended 30 June 2006 and 2007.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

32 Turnover

Turnover mainly represents revenues from sale of electricity and heat, net of VAT, and is summarised as follows:

	The Group		The Company	
	Six months ended 30 June		Six months ended 30 June	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000* (restated)	***RMB'000***	*RMB'000* (restated)
Sales from principal activities				
—Revenue from sales of electricity heat	**8,356,965**	6,751,257	**3,929,589**	3,763,357
—Revenue from sales of heat	**181,736**	159,959	**2,559**	2,479
Sub-total	**8,538,701**	6,911,216	**3,932,148**	3,765,836
Other revenue	**36,431**	31,188	**560**	874
Total	**8,575,132**	6,942,404	**3,932,708**	3,766,710

Revenues from sale of electricity and heat of the Group are subject to VAT based on the invoiced amounts at 17% and 13% respectively (output VAT). SEPCO, Sichuan Electric Power Corporation, Ningxia Electric Power Corporation, Electric Power of Henan and purchasers of heat are liable to pay output VAT together with the invoiced amounts. VAT from purchase of raw materials by the Group (input VAT) can be netted off against output VAT received from sale of electricity and heat.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

32 Turnover *(Continued)*

Total sales from top five customers of the Group, and the percentage over sales from principal activities are as follow:

	Six months ended 30 June			
	2007		2006	
	Sales *RMB'000*	Percentage over sales from principal activities	Sales *RMB'000* *(restated)*	Percentage over sales from principal activities
The Group	8,420,106	98.6%	6,856,206	99.2%
The Company	3,932,148	100%	3,765,836	100%

33 Cost of sales

	The Group		The Company	
	Six months ended 30 June		Six months ended 30 June	
	2007 *RMB'000*	2006 *RMB'000* *(restated)*	2007 *RMB'000*	2006 *RMB'000* *(restated)*
Cost of sales from principal activities				
— Cost of sale of electricity	6,694,605	5,283,092	3,221,537	2,950,875
— Cost of sale of heat	221,860	196,917	2,314	1,833
Sub-total	6,916,465	5,480,009	3,223,851	2,952,708
Cost of sales of other operating activities	25,428	18,660	632	809
Total	6,941,893	5,498,669	3,224,484	2,953,517

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

34 Sales taxes and surcharges

		The Group		The Company	
		Six months ended 30 June		Six months ended 30 June	
	Basis	**2007** **RMB'000**	2006 RMB'000 (restated)	**2007** **RMB'000**	2006 RMB'000 (restated)
City maintenance and construction tax	1 - 7% on VAT payable	**58,470**	55,983	**27,840**	34,181
Education surcharge	3 - 4% on VAT payable	**34,022**	32,740	**15,910**	19,532
		92,492	88,723	**43,750**	53,713

35 Financial expenses

	The Group		The Company	
	Six months ended 30 June		Six months ended 30 June	
	2007 **RMB'000**	2006 RMB'000 (restated)	**2007** **RMB'000**	2006 RMB'000 (restated)
Interest incurred	**962,452**	590,809	**271,398**	191,016
Less: Interest capitalised	**(368,739)**	(325,653)	**(60,995)**	(75,848)
Net interest expenses	**593,713**	265,156	**210,403**	115,168
Interest income on deposits	**(3,799)**	(4,371)	**(1,715)**	(1,825)
Net exchange gain	**(37,171)**	(14,481)	**(34,445)**	(13,362)
Net loss/(gain) on derivative financial instruments	**8,736**	(18,654)	**8,736**	(18,654)
Total	**561,479**	227,650	**182,979**	81,327

Interest expenses are capitalised in construction in progress at an average annual rate of 5.62% (2006 (restated): 5.45%).

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

36 Investment income

	The Group		The Company	
	Six months ended 30 June		Six months ended 30 June	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
		(restated)		*(restated)*
Long-term equity investment income				
— Accounted for under the cost method	**—**	3,140	**—**	3,140
— Accounted for under the equity method	**66,292**	18,990	**66,292**	184,158
Amortisation of equity investment difference	**—**	(147)	**—**	(6,396)
Gain on disposal of investment	**—**	16,156	**—**	16,156
Total	**66,292**	38,139	**66,292**	197,058

There was no material restriction on the Group and the Company to receive the remittance of investment income.

37 Income tax

(1) Income tax in the income statement represents:

	The Group		The Company	
	Six months ended 30 June		Six months ended 30 June	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
		(restated)		*(restated)*
Charge for PRC enterprise income tax for the period	**92,540**	224,911	**37,742**	179,768
Deferred taxation	**(16,448)**	62,264	**44,043**	356
	76,092	287,175	**81,785**	180,124

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

37 Income tax *(Continued)*

(2) The relationship between income tax and accounting profits of the Group and the Company is as follows:

	The Group		The Company	
	Six months ended 30 June		Six months ended 30 June	
	2007 **RMB'000**	2006 RMB'000	**2007** **RMB'000**	2006 RMB'000
Profit before taxation	**769,983**	907,836	**394,330**	723,055
Expected income tax expense at a tax rate of 33%	**254,094**	299,586	**130,129**	238,608
Change in tax rate	**(125,721)**	—	**10,354**	—
Non-deductible expenses	**—**	2,112	**—**	2,112
Non-taxable income	**(24,723)**	(7,713)	**(23,331)**	(62,073)
Differential tax rate on subsidiary's income	**3,980**	(8,352)	**—**	—
Tax credit *(note (i))*	**(35,367)**	—	**(35,367)**	—
Under-provision in respect of previous year	**3,829**	1,542	**—**	1,477
	76,092	287,175	**81,785**	180,124

Note :

(i) Pursuant to CaiShuiZi [1999] No.290 issued by the MOF and the State Administration of Taxation, tax credit is granted for purchases of domestic equipments for technical improvement project. The tax credit is calculated as 40% of the current year's purchase amount of domestic equipments for technical improvement project, but is limited to the increase in enterprise income tax of the year of purchase from the preceding year.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

38 Note to the cash flow statement

Reconciliation of net profit to cash flows from operating activities:

	The Group		The Company	
	Six months ended 30 June		Six months ended 30 June	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Net profit attributable to equity shareholders of the Company	**546,408**	541,733	**312,545**	542,931
Add: Depreciation of fixed assets	**1,221,845**	848,033	**599,524**	483,933
Amortisation of intangible assets	**9,737**	8,290	**4,736**	4,751
Financial expenses	**561,479**	227,650	**182,978**	81,327
Investment income	**(66,292)**	(38,285)	**(66,292)**	(197,058)
Decrease in deferred tax assets	**38,830**	13,332	**44,043**	356
(Decrease)/increase in deferred tax liabilities	**(55,278)**	54,417	**—**	—
(Increase)/decrease in inventories	**(2,956)**	115,592	**13,638**	114,479
(Increase)/decrease in operating receivables	**(27,968)**	(274,459)	**215,697**	(299,851)
Increase/(decrease) in operating payables	**739,606**	597,362	**(329,705)**	518,187
Minority interests	**147,483**	78,928	**—**	—
Net cash flow from operating activities	**3,112,894**	2,172,593	**977,164**	1,249,055

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

39 Financial instruments

Exposure to interest rate, credit, currency and liquidity risks arises in the normal course of the Group's business. Derivative financial instruments are used to hedge exposure to fluctuation in foreign exchange rates. These risks are limited by the Group's financial management policies and practices described below.

(1) Interest rate risks

The interest rates and terms of repayment of the outstanding loans of the Group and the Company are disclosed in note 28.

(2) Credit risks

Substantially all of the Group's cash and cash equivalents are deposited with the four largest state-controlled banks of the PRC.

SEPCO, Sichuan Electric Power Corporation and Ningxia Electric Power Corporation and Electric Power of Henan, the provincial grid companies, are the purchasers of electricity supplied by the Group. The details of sale and receivables from sale of electricity are as follows:

	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
Sale of electricity to:		
— SEPCO	**7,322,463**	5,928,504
— Sichuan Electric Power Corporation	**960,813**	822,753
— Ningxia Electric Power Corporation	**49,941**	—
— Electric Power of Henan	**23,748**	—

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

39 Financial Instruments *(Continued)*

(2) Credit risks *(Continued)*

	30 June 2007 *RMB'000*	31 December 2006 *RMB'000*
Receivables from sale of electricity:		
— SEPCO	**964,696**	1,166,477
— Sichuan Electric Power Corporation	**203,289**	341,503
— Ningxia Electric Power Corporation	**76,413**	—
— Electric Power of Henan	**108,432**	—

The maximum exposure to credit is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

No other financial assets carry a significant exposure to credit risk.

(3) Foreign currency risk

The Group has foreign currency risk as certain loans are denominated in US dollars. Depreciation or appreciation of US dollars against the Renminbi will affect the Group's financial position and results of operations.

The Group used forward contracts to hedge certain anticipated loan repayment and interest expenses. As these forward contracts are not designated as hedges for accounting purposes, changes in the fair value of these forward contracts are recognised in profit or loss (see note 35). The net fair value of these forward contracts at 30 June 2007 was RMB(4,759,000) (31 December 2006: RMB3,354,000).

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

39 Financial instruments *(Continued)*

(4) Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the short term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to approval by the parent company's board when the borrowings exceed certain predetermined levels of authority. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and readily realisable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

(5) Fair value

The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following summarise the major methods and assumptions used in estimating the fair values of the Group's financial instruments.

The carrying values of the Group's current financial assets and liabilities approximate to their fair value due to the relatively short-term nature of these instruments.

The forward exchange contracts are stated at their fair values based on quoted market price.

The carrying values of the Group's non-current financial liabilities approximate to their fair value based on a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

40 Commitments

(1) Capital commitments

The capital commitments of the Group and the Company are as follows:

	The Group		The Company	
	30 June 2007	31 December 2006	**30 June 2007**	31 December 2006
	RMB'000	*RMB'000* *(restated)*	***RMB'000***	*RMB'000*
Contracted for	**8,185,255**	11,853,732	**2,844,290**	4,301,709
Authorised but not contracted for	**6,830,549**	8,577,015	**382,297**	733,675
	15,015,804	20,430,747	**3,226,587**	5,035,384

These capital commitments relate to purchase of fixed assets and capital contributions to the Group's investments and associates.

At 30 June 2007, the Group did not have any proportionate share of the jointly controlled entity's capital expenditure commitments (31 December 2006: RMBNil).

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

40 Commitments *(Continued)*

(2) Operating lease commitments

According to those non-cancellable operating lease agreements in respect of land and buildings, the total future minimum lease payments of the Group and the Company as at period end/year end are as follows:

	30 June 2007 *RMB'000*	31 December 2006 *RMB'000*
Within one year	**31,339**	31,674
Over one year and within two years	**30,178**	30,178
Over two years and within three years	**30,178**	30,178
Over three years	**518,056**	533,145
	609,751	625,175

Pursuant to an agreement, the Company is leasing certain land from the Shandong Provincial Government for a term of 30 years with effect from 1 September 1997. The annual rental will be adjusted every five years thereafter with an upward adjustment of not more than 30% of the previous year's rental. The current annual rental effective from 1 January 2001 is Rmb 30,178,000. The future minimum lease payments in respect of the land is calculated based on the existing annual rental of Rmb 30,178,000 as the revision of annual rental is still under negotiation.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

41 Related parties and material related party transactions

(1) Parent company of the Company

Company name	Place of registration	Principal operation	Registered capital *RMB'000*	Equity interest to the Company	Voting right to the Company
China Huadian	Beijing, the PRC	Development, construction and operation management of electricity related business, organisation of production and sale of electricity and heat	12,000,000	49.18%	49.18%

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

41 Related parties and material related party transactions *(Continued)*

(2) Transactions between the Group and the Company

Please refer to note 6 for the information about subsidiaries of the Company.

Material transactions and balances between the Company and its subsidiaries are as follows:

	Note	**30 June 2007** ***RMB'000***	31 December 2006 *RMB'000*
Settlement of coal costs	(a)		
— Other receivables		**83,835**	277,048
— Other payables		**181,594**	286,813
Purchase of materials	(b)		
— Other receivables		**5,000**	—
— Trade payables		**31,849**	9,223
— Bank acceptance bills payable		**10,000**	—
— Other payables		**23,899**	89,026
Short-term loans	(c)	**50,000**	50,000

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

41 Related parties and material related party transactions *(Continued)*

(2) Transactions between the Group and the Company *(Continued)*

(a) During the six months ended 30 June 2007 and 30 June 2006, the Company settled coal costs on behalf of its subsidiaries.

(b) During the six months ended 30 June 2007, the Company purchased materials, components, spare parts and construction materials from a subsidiary totalling RMB179,705,000 (six months ended 30 June 2006: RMB107,764,000).

(c) As at 31 December 2006 and 30 June 2007, the Company had a short-term loan payable to a subsidiary amounting to RMB50,000,000. The loan was disclosed in note 21.

The above transactions and balances between the Company and its subsidiaries were fully eliminated in the consolidated financial statements of the Company and its subsidiaries.

(3) Transactions between the Group and key management personnel

	The Group		The Company	
	Six months ended 30 June		Six months ended 30 June	
	2007 *RMB'000*	2006 *RMB'000*	2007 *RMB'000*	2006 *RMB'000*
Remuneration for key management personnel	1,895	1,475	1,895	1,475

The above material transactions with key management personnel were conducted in ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

41 Related parties and material related party transactions *(Continued)*

(4) Transactions between the Group and other related parties

(a) Related parties that do not control/are not controlled by the Group but had related party transactions were:

Company name	Relationship with the Company
SITIC	holding 14.11% shareholding of the Company
China Huadian Engineering (Group) Corporation	Controlled by China Huadian
Huadian Finance	Associate
Huadian Coal	Associate

Please refer to note 13 for information related to jointly controlled entity and associates of the Group.

(b) Transaction amounts with parties other than key management personnel are set out as follows:

		Six months ended 30 June	
	Note	2007 *RMB'000*	2006 *RMB'000*
Construction costs	(i)	**82,979**	45,111
Interest expenses	(ii)	**85,146**	68,187
Loans borrowed from related parties	(ii)	**1,675,175**	630,700
Loans repaid to related parties	(ii)	**1,500,000**	375,000
Service contracts	(iii)	**15,230**	—

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

41 Related parties and material related party transactions *(Continued)*

(4) Transactions between the Group and other related parties *(Continued)*

(b) Transaction amounts with parties other than key management personnel are set out as follows: *(Continued)*

(i) The amount represented construction cost and equipment cost paid and payables to China Huadian Engineering (Group) Corporation.

(ii) Loans borrowed from SITIC, China Huadian, China Huadian Finance and Huadian Coal are set out in notes 21 and 28.

(iii) Service fees represented amount paid to Huadian Coal for provision of management and co-ordination services in relation to coal procurement in the PRC.

(c) In April 2006, the Company contributed RMB315,000,000 to the registered capital of Huadian Coal, which was originally a wholly owned subsidiary of China Huadian, for part of the capital enlargement. After the completion of the capital enlargement of Huadian Coal, the Company owns about 20.19% equity interest in Huadian Coal.

(d) Apart from the amount due to related parties mentioned in notes 21 and 28 and other receivables/payables from/to related parties mentioned in notes 11 and 25, the Group did not have any other receivables/payables from/to related parties at 31 December 2006 and 30 June 2007.

(e) At 30 June 2007, Guangan Company provided guarantees to banks for loans granted to Longtan Coal Company amounting to RMB104,150,000 (31 December 2006: RMB73,400,000).

(f) In December 2006, the Company contributed RMB147,360,000 to China Huadian Finance, a subsidiary of China Huadian, to participate in the capital enlargement of China Huadian Finance. After the completion of the capital enlargement of Chain Huadian Finance, the Company owns 15% equity interests in China Huadian Finance.

All of the above related party transactions were conducted in the ordinary course of business terms.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

42 Contingent liabilities

Apart from those disclosed in note 41(4)(e), at 30 June 2007, the Group has no major contingent liabilities.

43 Extraordinary gain and loss

According to requirements of "Questions and answers on the preparation of information disclosures of companies issuing public shares No. 1 - extraordinary gain and loss" (2007 revised), extraordinary gain and loss of the Group and the Company are set out below:

	The Group		The Company	
	Six months ended 30 June		Six months ended 30 June	
	2007 *RMB'000*	2006 *RMB'000* *(restated)*	**2007** *RMB'000*	2006 *RMB'000*
Extraordinary gain and loss for the period				
Non-operating income	**1,494**	2,899	**277**	5
Non-operating expenses	**(924)**	(807)	**(380)**	(287)
Net loss of acquiree before business combination due to business combination involving entities under common control	**—**	(1,882)	**—**	—
Net (loss)/gain on derivative financial instruments	**(8,736)**	18,654	**(8,736)**	18,654
	(8,166)	18,864	**(8,839)**	18,372
Less: Tax effect of the above items	**2,701**	(6,227)	**2,917**	(6,063)
Total	**(5,465)**	12,637	**(5,922)**	12,309

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

44 Earnings per share and return on net assets

According to requirements of "Regulation on the preparation of information disclosures of companies issuing public shares No. 9 - return on net assets and earnings per share" (2007 revised), earnings per share and return on net assets are set out below:

	Return on net assets		Earnings per share	
Profit during the period	**Diluted**	**Weighted average**	**Basic earnings per share** *RMB*	**Diluted earnings per share** *RMB*
Net profit attributable to ordinary shareholders of the Company	4.01%	4.01%	0.091	0.091
Net profit less extraordinary gain and loss attributable to ordinary shareholders of the Company	4.05%	4.05%	0.092	0.092

45 Post balance sheet event

Up to the approval date of these financial statements, there was no material post balance sheet event required to be disclosed by the Group.

46 Segment reporting

The Group's profits are almost entirely attributable to the generation and sale of electricity in the PRC. Accordingly, no segmental analysis is provided.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

47 Reconciliation of the Group's financial statements prepared under different accounting standards

(1) Effects of major differences between the ASBE (2006) and IFRS on net profit are analysed as follows:

	Note	Six months ended 30 June 2007 RMB'000	2006 RMB'000
Amount under ASBE (2006)		**693,891**	620,661
Adjustments:			
Net fair value adjustment	(a)	**(62,178)**	(40,435)
Adjustment of goodwill/ consolidation difference	(b)	**—**	6,719
Government grants	(c)	**5,303**	600
Business combination involving entities under common control	(d)	**—**	1,261
Other adjustments	(e)	**(740)**	—
Taxation impact of the adjustments		**74,074**	12,749
Total		**16,459**	(19,106)
Amount under IFRS		**710,350**	601,555

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

47 Reconciliation of the Group's financial statements prepared under different accounting standards *(Continued)*

(2) Effects of major differences between ASBE (2006) and IFRS on shareholders' equity are analysed as follows:

	Note	**30 June 2007** ***RMB'000***	31 December 2006 *RMB'000*
Amount under ASBE (2006)		**15,904,385**	15,551,543
Adjustments:			
Net fair value adjustment	(a)	**969,514**	1,001,008
Adjustment on goodwill/consolidation difference	(b)	**(229,778)**	(229,778)
Government grants	(c)	**(189,275)**	(178,940)
Business combination involving entities under common control	(d)	**—**	(3,735)
Other adjustments	(e)	**(6,504)**	(6,504)
Taxation impact of the adjustments		**(219,290)**	(285,691)
Total		**324,667**	296,360
Amount under IFRS		**16,229,052**	15,847,903

KPMG is the outland organisation reviewing the financial statements prepared under IFRS.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

47 Reconciliation of the Group's financial statements prepared under different accounting standards *(Continued)*

Notes:

(a) *According to the accounting policies adopted in the Group's financial statements prepared under IFRS, assets and liabilities acquired by the Group during business combination, irrespective of whether such business combination is under common control or not, are measured at the fair value of identifiable assets and liabilities of the acquiree at the date of acquisition. In preparing the consolidated financial statements, the respective financial statements of subsidiaries are adjusted based on the fair value of individual identifiable assets and liabilities at the date of acquisition.*

Prior to 31 December 2006, according to the PRC Accounting Standards and Regulations (abbreviated as "old PRC GAAP" below), assets and liabilities acquired by the Group under business combination, irrespective of whether such business combination is under common control or not, was measured at the carrying value of assets and liabilities of the acquiree at the date of acquisition. Consolidated financial statements were prepared based on the respective financial statements of the Company and subsidiaries.

According to the requirement of "ASBE 38 - First-time adoption of ASBE", the Group is not required to adjust the aforesaid stipulation in respect of business combination under the old PRC GAAP retrospectively. As a result, differences between business combination as stipulated in the old PRC GAAP and IFRS remains after the adoption of ASBE (2006).

Since 1 January 2007, in accordance with ASBE (2006), assets and liabilities acquired by the Group under business combination are measured at their carrying value at the date of combination if they are under common control. Consolidated financial statements are prepared based on the financial statements of the Company and subsidiaries. There is a difference for business combination under common control under ASBE (2006) and IFRS.

Net fair value adjustments of the Group mainly represent the difference between the fair value and the carrying value of fixed assets at the date of consolidation (or date of acquisition) and the subsequent depreciation adjustment of the difference between the fair value and carrying value of fixed assets of such subsidiaries acquired during business combination under common control before the adoption of ASBE (2006).

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

47 Reconciliation of the Group's financial statements prepared under different accounting standards *(Continued)*

Notes: (Continued)

(b) *According to IFRS, goodwill of the Group represents the excess of purchase consideration paid by the Company over its share of fair value of identifiable net assets of the acquired. Sine 2005, goodwill is not amortised and is tested for impairment annually.*

As mentioned in note (a), according to old PRC GAAP, goodwill or consolidation difference of the Group, irrespective of whether such business combination is under common control or not, is the excess of purchase consideration paid by the Company over its share of net assets of the acquiree. Goodwill or consolidation is amortised over a certain period.

In accordance with the requirement of "ASBE 38 - First-time adoption of ASBE", for business combination occurred before 31 December 2006, the Group has to adjust the following items retrospectively: wrote off the unamortised value of goodwill recognised for business combination under common control to retained profits; recognised the unamortised value at the first adoption date of the existing goodwill recognised for business combination not under common control as its deemed cost, and it is not amortised. As a result, after the adoption of ASBE (2006), difference in goodwill arising before the 31 December 2006 and the goodwill recognised under IFRS remains in existence.

Since 1 January 2007, according to ASBE (2006), the addition to goodwill of the Group only represents the excess of purchase consideration paid by the Company over its share of fair value of identifiable net assets of the acquiree for business combination not under common control. As mentioned in note (a), no goodwill should exist for business combination under common control, and it is different from the accounting policies adopted in the Group's financial statements prepared under IFRS.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

47 Reconciliation of the Group's financial statements prepared under different accounting standards *(Continued)*

Notes: (Continued)

(c) *According to IFRS, conditional government grants should be first recorded in long-term liabilities and amortised to profit or loss using the straight line method over the useful lives of the relevant assets after fulfilling the requirements from the government in respect of the construction projects.*

According to old PRC GAAP, conditional government grants should be first recorded in long-term liabilities and transferred to capital reserve after fulfilling the requirements from the government in respect of the construction projects.

Since 1 January 2007, according to ASBE (2006), government grants related to assets (not including capital contribution by the government) are recognised as deferred income and amortised to profit or loss over the useful lives of the related assets.

According to "ASBE 38 - First-time adoption of ASBE", the Group is not required to adjust retrospectively for government grants existed before 31 December 2006. As a result, after the adoption of ASBE (2006), differences in government grants between ASBE and IFRS remains.

(d) *According to ASBE (2006), in preparing consolidated financial statements, the opening balances as well as the comparative figures of the financial statements should be adjusted as if the current structure and operations resulting from the acquisitions had been in existence since prior periods in respect of business combination under common control. Accordingly, the capital reserve was adjusted for its increase in net assets due to business combination. According to IFRS, the comparative figures of consolidated financial statements should not be restated for business combination under common control.*

(e) *Other adjustments are not material individually.*

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

48 Comparative figures

The Group began to adopt ASBE (2006) on 1 January 2006 and the adjustments of comparative figures are set out as follows:

	The Group		
	After adjustments of change in accounting policies *RMB'000*	Business combination involving entities under common control *RMB'000*	Restated *RMB'000*
Cash at bank and in hand	1,278,241	55,031	1,333,272
Designated loans	—	100,000	100,000
Prepayments	60,507	6,171	66,678
Other receivables	46,403	927	47,330
Fixed assets	35,261,035	3,909	35,264,944
Construction in progress	11,494,854	763,347	12,258,201
Deferred tax assets	127,979	3,087	131,066
Short-term loans	(9,994,902)	(125,000)	(10,119,902)
Trade payables	(3,010,484)	(4,625)	(3,015,109)
Bank acceptance bills payable	(1,446,841)	(283,845)	(1,730,686)
Wages payable	(276,660)	(1,047)	(277,707)
Other payables	(1,218,671)	(14,206)	(1,232,877)
Taxes payable	(319,601)	(16)	(319,617)
Long-term loans	(18,595,926)	(500,000)	(19,095,926)
Capital reserve	(2,018,190)	(9,500)	(2,027,690)
Retained profits	(3,876,587)	5,954	(3,870,633)
Minority interest	(2,103,298)	(187)	(2,103,485)
Total	5,407,859	—	5,407,859

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

49 Accounting estimates and judgements

The Group's financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(1) Impairment for non-current assets

If circumstances indicate that the net book value of a non-current asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised. The carrying amounts of non-current assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group's assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of sale volume, tariff and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, tariff and amount of operating costs.

NOTES ON THE FINANCIAL STATEMENTS (UNAUDITED) *(continued)*

49 Accounting estimates and judgements *(Continued)*

(2) Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account upgrading and improvement work performed, and anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(3) Impairment for bad and doubtful debts

The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases the estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

財務報表附註(未經審計)*(續)*

49 主要會計估計及判斷*(續)*

(2) 折舊

物業、機械裝置及設備是按其預計可用年限，經計及其估計剩餘價值後以直線法計算其折舊。本集團定期審閱資產的預計可用年限以確定報告期內的折舊費用。可用年限是按本集團以往的經驗，並考慮已進行的升級和改善工作及預期的技術改變後所估計的。將來期間的折舊費用會因以前估計的重大改變而作出調整。

(3) 呆壞賬減值

本集團估計客戶不可還款的能力以作出減值損失。本集團根據應收賬款的賬齡，客戶的信用情況及以往沖銷的經驗為基準作出估計。如果客戶財務狀況下滑，實際沖銷可能比估計為高。

財務報表附註(未經審計)*(續)*

49 主要會計估計及判斷

本集團的財務狀況和經營結果很容易受編製財務報表時所採用的會計方法、假設和估計所影響。本集團對這些假設和估計是基於以往的經驗及各種其它假設,而本集團亦相信這是合理的。本集團亦按這些假設和估計為基準,對一些不明顯地能從其它來源確定的事項作出判斷。管理層會不斷評估這些估計。實際結果可能因事實、情況和條件的改變與估計金額有異。

重大會計政策的選擇,影響這些政策應用的判斷及其他不能確定的情況及條件和假設的改變對匯報結果的敏感性都是在審閱財務報表時須考慮的因素。主要會計政策已列示於附註3。本集團相信下列重大會計政策於編製財務報表時涉及最主要的判斷和估計。

(1) 非流動資產的減值

如果有跡象顯示長期資產的淨賬面值不能收回,則資產可能已「減值」,並需確認減值虧損。長期資產的賬面值會被定期審閱以確定其可收回數額是否已低於賬面值。當有事件或情況的改變顯示資產的賬面值可能不可收回,則會作出減值測試。若減值出現,其賬面值將被減至其可收回數額。可收回數額是淨售價與使用價值兩者中的較高額。本集團很難準確估計資產的售價因為不容易取得報價的市場價格。在確定使用價值時,資產所產生的預計現金流將折現其現值,當中需要對銷售額、價格及經營成本作出重大判斷。本集團將用所有可取得的數據去對可收回數額作出合理的估計,當中包括按合理可支持的假設為基準的估計及對預期的銷售額、價格及經營成本的估計。

財務報表附註(未經審計)(續)

48 上年比較數字

本集團於2007年1月1日首次執行企業會計準則(2006)，有關比較數字的調整如下:

	本集團		
	調整會計政策變更後	同一控制下企業合併	調整後
	人民幣千元	*人民幣千元*	*人民幣千元*
貨幣資金	1,278,241	55,031	1,333,272
委託貸款	—	100,000	100,000
預付賬款	60,507	6,171	66,678
其他應收款	46,403	927	47,330
固定資產	35,261,035	3,909	35,264,944
在建工程	11,494,854	763,347	12,258,201
遞延所得稅資產	127,979	3,087	131,066
短期借款	(9,994,902)	(125,000)	(10,119,902)
應付賬款	(3,010,484)	(4,625)	(3,015,109)
應付票據	(1,446,841)	(283,845)	(1,730,686)
應付工資及福利費	(276,660)	(1,047)	(277,707)
其他應付款	(1,218,671)	(14,206)	(1,232,877)
應交稅金	(319,601)	(16)	(319,617)
長期借款	(18,595,926)	(500,000)	(19,095,926)
資本公積	(2,018,190)	(9,500)	(2,027,690)
未分配利潤	(3,876,587)	5,954	(3,870,633)
少數股東	(2,103,298)	(187)	(2,103,485)
合計	5,407,859	—	5,407,859

財務報表附註(未經審計)*(續)*

47 本集團按不同準則編製財務報表差異調節表*(續)*

附註:(續)

(c) *根據《國際財務報告準則》,須滿足一定條件的政府補助會先記於長期負債,並當有關的工程符合政府補助的要求時,將根據其有關資產的使用年限內按直線法攤銷記入利潤表內。*

根據舊會計準則,須滿足一定條件的政府補助會先記於長期負債,當有關的工程符合政府補助的要求時,政府補助會轉入資本公積。

自2007年1月1日,根據企業會計準則(2006),與資產相關的政府補助(但不包括政府資本性投入)將確認為遞延收益,並在相關資產使用壽命內平均分配,計入當期損益。

根據《企業會計準則第38號 —— 首次執行企業會計準則》的有關規定,對於2006年12月31日之前發生的政府補助,本集團無須追溯調整。因此,舊會計準則對於政府補助的上述規定在執行企業會計準則(2006)後與《國際財務報告準則》的差異依然存在。而企業會計準則(2006)中對政府資本性投入性質的政府補助的規定也與《國際財務報告準則》存在差異。

(d) *根據企業會計準則(2006),同一控制下的控股合併,在合併當期編製合併財務報表時,應當對合併資產負債表的期初數進行調整,同時應當對比較報表的相關項目進行調整,視同合併後的報告主體在以前期間一直存在,因合併而增加的淨資產須調整資本公積。而根據《國際財務報告準則》,對於同一控制下的控股合併,在編製合併報表時無須調整比較數字。*

(e) *其他每個單項調整金額並不重大。*

財務報表附註(未經審計)(續)

47 本集團按不同準則編製財務報表差異調節表(續)

附註:(續)

(b) *按照《國際財務報告準則》,本集團的商譽為本公司在企業合併中所支付的合併成本大於被購買方可辨認淨資產公允價值份額的差額。商譽自2005年起不進行攤銷,而是每年進行減值測試。*

如註(a)所述,根據舊會計準則,無論同一控制下企業合併還是非同一控制下企業合併,本集團的商譽或合併價差均為在企業合併中本公司支付的合併成本與應享有被合併方淨資產份額的差額。商譽或合併價差要在一定期限內攤銷。

根據《企業會計準則第38號 —— 首次執行企業會計準則》的有關規定,對於2006年12月31日之前發生的企業合併,本集團須追溯調整的事項包括:將同一控制下企業合併中原已確認商譽的攤余價值全額沖銷並調整留存收益,將非同一控制下企業合併中確認的商譽在首次執行日的攤余價值作為認定成本,不再進行攤銷。因此,本集團執行企業會計準則(2006)後,2006年12月31日之前產生的商譽與按照《國際財務報告準則》的規定產生的商譽依然存在差異。

自2007年1月1日起,根據企業會計準則(2006),本集團新增的商譽僅可能為非同一控制下企業合併中本公司支付的合併成本大於合併中取得的被購買方可辨認淨資產公允價值份額的差額,如註(a)所述,同一控制下的企業合併不會產生商譽,這也與本集團按照《國際財務報告準則》編製的財務報表中所採用的會計政策存在差異。

財務報表附註(未經審計)(續)

47 本集團按不同準則編製財務報表差異調節表(續)

附註：

(a) 根據本集團按照《國際財務報告準則》編製的財務報表中所採用的會計政策，無論同一控制下企業合併還是非同一控制下企業合併，本集團在企業合併中取得的資產和負債，均是按照購買日被購買方可辨認資產和負債的公允價值計量；在編製合併財務報表時，以購買日確定的各項可辨認資產、負債的公允價值為基礎對子公司的財務報表進行調整。

2006年12月31日之前，根據企業會計準則和《企業會計制度》(以下簡稱「舊會計準則」)，無論同一控制下企業合併還是非同一控制下企業合併，本集團在企業合併中取得的資產和負債，均是按照購買日被購買方資產和負債的賬面價值計量。在編製合併財務報表時，以母公司及子公司的財務報表為基礎。

根據《企業會計準則第38號 —— 首次執行企業會計準則》的有關規定，對於2006年12月31日之前發生的企業合併，本集團無須追溯調整舊會計準則關於企業合併的上述規定。因此，舊會計準則對於企業合併的上述規定與《國際財務報告準則》的差異在執行企業會計準則 (2006) 後依然存在。

2007年1月1日之後，根據企業會計準則 (2006)，對於同一控制下企業合併，本集團在企業合併中取得的資產和負債，是按照合併日被合併方的賬面價值計量，編製合併財務報表時，以母公司及子公司的財務報表為基礎編製。企業會計準則 (2006) 對於同一控制下企業合併的規定與《國際財務報告準則》也存在差異。

本集團淨資產公允價值調整項目主要為執行企業會計準則 (2006) 前所購買的子公司及執行企業會計準則 (2006) 後同一控制下的企業合併所合併的子公司於合併日 (或購買日) 的固定資產公允價值與其賬面值之差及合併日 (或購買日) 後對公允價值及賬面值之差所作的折舊調整。

財務報表附註(未經審計)(續)

47 本集團按不同準則編製財務報表差異調節表(續)

(2) 企業會計準則(2006)和《國際財務報告準則》之重大差異對股東權益的影響分析如下：

	附註	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元
企業會計準則(2006)下的金額		**15,904,385**	15,551,543
調整：			
淨資產公允價值調整	(a)	**969,514**	1,001,008
商譽／合併價差調整	(b)	**(229,778)**	(229,778)
政府補助	(c)	**(189,275)**	(178,940)
同一控制下的企業合併	(d)	**—**	(3,735)
其他調整	(e)	**(6,504)**	(6,504)
調整對稅務的影響		**(219,290)**	(285,691)
合計		**324,667**	296,360
《國際財務報告準則》下的金額		**16,229,052**	15,847,903

對按《國際財務報告準則》編製的財務報表進行審閱的境外機構為畢馬威會計師事務所。

財務報表附註(未經審計)*(續)*

47 本集團按不同準則編製財務報表差異調節表

(1) 企業會計準則(2006)和《國際財務報告準則》之重大差異對淨利潤的影響分析如下：

		截至6月30日止6個月期間	
	附註	**2007年** **人民幣千元**	2006年 人民幣千元
企業會計準則(2006)下的金額		**693,891**	620,661
調整：			
淨資產公允價值調整	(a)	**(62,178)**	(40,435)
商譽／合併價差調整	(b)	**—**	6,719
政府補助	(c)	**5,303**	600
同一控制下的企業合併	(d)	**—**	1,261
其他調整	(e)	**(740)**	—
調整對稅務的影響		**74,074**	12,749
合計		**16,459**	(19,106)
《國際財務報告準則》下的金額		**710,350**	601,555

財務報表附註(未經審計)(續)

44 每股收益率及淨資產收益率

本集團按照中國證監會頒佈的《公開發行證券公司信息披露編報規則第9號 — 淨資產收益率和每股收益的計算及披露》(2007年修訂)計算的每股收益及淨資產收益率如下：

報告期利潤	淨資產收益率		每股收益	
	全面攤薄	加權平均	基本 每股收益 *人民幣元*	稀釋 每股收益 *人民幣元*
歸屬於母公司普通股股東的淨利潤	4.01%	4.01%	0.091	0.091
扣除非經常性損益後歸屬於公司普通股股東的淨利潤	4.05%	4.05%	0.092	0.092

45 資產負債表日後事項

截至本財務報表批准日，本集團無重大需要呈報的資產負債表日後事項。

46 分部報告

本集團的盈利主要來自中國的發電業務。因此，無需編製分部報告。

財務報表附註（未經審計）*(續)*

42 或有負債

除了附註41(4)(e)中所刊載外，於2007年6月30日，本集團並無重大或有負債。

43 非經常性損益

根據《公開發行證券的公司信息披露規範問答第1號 —— 非經常性損益》(2007年修訂）的規定，本集團及本公司非經常性損益列示如下：

	本集團		本公司	
	截至6月30日止6個月期間		截至6月30日止6個月期間	
	2007年	2006年	**2007年**	2006年
	人民幣千元	*人民幣千元* *(重報)*	***人民幣千元***	*人民幣千元*
本期非經常性損益				
營業外收入	**1,494**	2,899	**277**	5
營業外支出	**(924)**	(807)	**(380)**	(287)
同一控制下企業合併產生的子公司期初至合併日當期的淨損益	**—**	(1,882)	**—**	—
衍生金融工具淨(損失)/收益	**(8,736)**	18,654	**(8,736)**	18,654
	(8,166)	18,864	**(8,839)**	18,372
減：以上各項對稅務的影響	**2,701**	(6,227)	**2,917**	(6,063)
合計	**(5,465)**	12,637	**(5,922)**	12,309

財務報表附註(未經審計)*(續)*

41 關聯方關係及其交易*(續)*

(4) 本集團與其他關聯方之間的交易：*(續)*

(b) 與關鍵管理人員以外的其他關聯方之間的交易金額如下：*(續)*

(i) 該金額是指應付/已付中國華電工程(集團)公司的建築費及設備款。

(ii) 山東國際信託投資有限公司、中國華電、中國華電財務及華電煤業提供的貸款詳情，載於附註21及28。

(iii) 該金額是指本公司聘用華電煤業提供有關在國內採購煤炭的管理及協調服務的服務費。

(c) 於2006年4月，本公司以人民幣315,000,000元投入原由中國華電全資擁有的華電煤業，參與華電煤業的資本擴充。完成擴資後，本公司擁有華電煤業擴大後註冊資本的20.19% 權益。

(d) 於2006年12月31日及2007年6月30日，除列於附註21及28的應付關聯方貸款和附註11及25的其他應收/應付關聯方往來款外，本集團並無其他應收/應付關聯方的往來賬餘額。

(e) 於2007年6月30日，廣安公司向龍灘煤電公司提供銀行借款的擔保為人民幣104,150,000元(於2006年12月31日：人民幣73,400,000元)。

(f) 於2006年12月，本公司以人民幣147,360,000元投入中國華電的控股子公司中國華電財務，參與中國華電財務的資本擴充。完成擴資後，本公司擁有中國華電財務擴大後註冊資本的15%權益。

上述與關聯方進行的交易是按一般正常商業條款或按相關協議進行。

財務報表附註(未經審計)*(續)*

41 關聯方關係及其交易*(續)*

(4) 本集團與其他關聯方之間的交易

(a) 與本集團不存在控制關係且發生關聯交易的其他關聯方：

公司名稱	**與本公司關係**
山東省國際信託投資有限公司	持有本公司14.11%股權
中國華電工程(集團)公司	此公司由中國華電控制
華電財務	聯營公司
華電煤業	聯營公司

有關本集團合營公司和聯營公司的信息參見附註13。

(b) 與關鍵管理人員以外的其他關聯方之間的交易金額如下：

		截至6月30日止 6個月期間	
	附註	**2007年 *人民幣千元***	2006年 *人民幣千元*
建築費及設備款	(i)	**82,979**	45,111
利息支出	(ii)	**85,146**	68,187
來自關聯方貸款額	(ii)	**1,675,175**	630,700
償還關聯方貸款額	(ii)	**1,500,000**	375,000
服務合同	(iii)	**15,230**	—

財務報表附註(未經審計)*(續)*

41 關聯方關係及其交易*(續)*

(2) 本公司與子公司之間的交易*(續)*

(a) *截至2007年6月30日止及2006年6月30日止6個月期間，本公司代子公司結算燃煤款。*

(b) *截至2007年6月30日止6個月期間，本公司向一家子公司購買耗用物料、組件、零件及工程物資共人民幣179,705,000元(截至2006年6月30日止6個月期間:人民幣107,764,000元)。*

(c) *於2006年12月31日及2007年6月30日，本公司應欠子公司一筆人民幣50,000,000元短期借款，該借款列於附註21。*

上述本公司與子公司之間的交易及餘額在本公司及其子公司的合併財務報表中已全額抵銷。

(3) 本集團與關鍵管理人員之間的交易

	本集團		本公司	
	截至6月30日止6個月期間		截至6月30日止6個月期間	
	2007年	2006年	**2007年**	2006年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
支付關鍵管理人員薪酬	**1,895**	1,475	**1,895**	1,475

上述與關鍵管理人員進行的交易是按一般正常商業條款或按相關協議進行。

財務報表附註(未經審計)(續)

41 關聯方關係及其交易(續)

(2) 本公司與子公司之間的交易

有關本公司子公司的信息參見附註6。

本公司與子公司的主要交易及餘額如下：

	附註	**2007年 6月30日 人民幣千元**	2006年 12月31日 人民幣千元
代結算煤款	(a)		
其他應收款		**83,835**	277,048
其他應付款		**181,594**	286,813
購買物資款	(b)		
其他應收款		**5,000**	—
應付賬款		**31,849**	9,223
應付票據		**10,000**	—
其他應付款		**23,899**	89,026
短期貸款	(c)	**50,000**	50,000

財務報表附註(未經審計)(續)

41 關聯方關係及其交易

(1) 本企業的母公司

公司名稱	註冊地址	主要業務	註冊資本 人民幣千元	對本公司的持股比例	對本公司的表決權比例
中國華電	中國北京市	進行電源及電力相關產業的開發建設和經營管理,組織電力熱力生產和銷售	12,000,000	49.18%	49.18%

財務報表附註(未經審計)*(續)*

40 承擔*(續)*

(2) 經營租賃承擔

根據不可撤銷的有關土地和房屋經營租賃協議，本集團及本公司於期／年末以後的最低租賃付款額如下：

	2007年 6月30日 ***人民幣千元***	2006年 12月31日 *人民幣千元*
1年以內	**31,339**	31,674
1年以上2年以內	**30,178**	30,178
2年以上3年以內	**30,178**	30,178
3年以上	**518,056**	533,145
	609,751	625,175

根據簽定的協議，本公司由1997年9月1日起向山東省人民政府租用有關的土地，為期30年。年租金每5年調整一次，但上調幅度不得超過前一年租金的30%。自2001年1月1日起生效的年租金為人民幣30,178,000元。因租金的調整仍在商議中，土地的最低租賃付款額是按現時年租人民幣30,178,000元計算的。

財務報表附註(未經審計)*(續)*

40 承擔

(1) 資本承擔

本集團及本公司的資本承擔如下：

	本集團		本公司	
	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元 (重報)	**2007年 6月30日 人民幣千元**	2006年 12月31日 人民幣千元
已簽訂合同	**8,185,255**	11,853,732	**2,844,290**	4,301,709
已批准但未簽訂合同	**6,830,549**	8,577,015	**382,297**	733,675
	15,015,804	20,430,747	**3,226,587**	5,035,384

該等資本承擔是關於已承諾將為購買固定資產支付的金額和對本集團的投資及聯營公司權益的資本性支出。

本集團於2007年6月30日並無須要分攤在合營公司的資本開支承擔(2006年12月31：無)。

財務報表附註(未經審計)*(續)*

39　金融工具*(續)*

(4)　流動資金風險

本集團內的個別營運實體須負責本身的現金管理工作，包括現金盈餘的短期投資和籌借貸款以應付預計現金需求（如果借款額超過某些預設授權上限時，須尋求母公司董事會的批核）。本集團的政策是定期監察實際和預計的流動資金需求，以及是否符合借款契約的規定，以確保維持充裕的現金儲備和可供隨時變現的有價證券，同時獲得大型金融機構承諾提供足夠的備用資金，以滿足短期和較長期的流動資金需求。

(5)　公允價值

本集團按適當的市場資料及評估方法來評估公允價值。但是分析市場數據時需要用相當的判斷來估計公允價值。所以，現在所披露的估計並不一定能顯示本集團能在現在的市場交易中所變現的金額。採用不同的市場假設及／或估計的方法可能會對估計的公允價值有重大的影響。

以下為本集團用於估計金融工具的公允價值時所採用的主要方法及假設。

由於本集團的流動金融資產及負債於短期內到期，故這些工具的賬面值估計約相等於公允價值。

遠期外匯合同是以根據市場報價釐定的公允價值入賬。

長期金融負債的賬面價值估計約相等於公允價值，其公允價值是採用提供予本集團大致上相同性質及還款期的貸款的現行市場利率，就已貼現的日後現金流量作出估計。

財務報表附註(未經審計)*(續)*

39 金融工具 *(續)*

(2) 信貸風險 *(續)*

	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元
售電應收款：		
山東電力集團公司	**964,696**	1,166,477
四川省電力公司	**203,289**	341,503
寧夏電力公司	**76,413**	—
河南電力公司	**108,432**	—

資產負債表上列示的各金融資產(包括衍生金融工具)的賬面值為本集團對於金融資產的最大信貸風險。

沒有其他金融資產具有重大的信貸風險。

(3) 外匯風險

由於本集團部分貸款是以美元為單位，故本集團須承擔外匯風險。美元兑人民幣的匯率貶值或增值均會影響本集團的財務狀況及經營業績。

為規避償還美元貸款及利息支出的外匯風險，本集團與銀行已簽訂若干遠期外匯合同。衍生金融工具的公允價值變動已記入損益（見附註35）。確認為金融資產的衍生金融工具於2007年6月30日的淨公允價值為人民幣(4,759,000) 元（2006年12月31日：人民幣3,354,000元）。

財務報表附註(未經審計)(續)

39 金融工具

本集團於日常業務過程中將面對利率、信貸、外匯及流動性風險。本集團使用衍生金融工具用作規避外幣匯率變動的風險。本集團亦通過財務管理政策及應用去限制上述風險，詳情如下：

(1) 利率風險

本集團及本公司的未償還貸款的利率和還款期載於附註28 。

(2) 信貸風險

本集團大部分的現金及現金等價物均存放於中國的四大國營銀行。

山東電力集團公司、四川省電力公司、寧夏電力公司及河南電力公司均為省電網公司，是本集團所供應電力的購買方。售電及售電應收款的詳情如下：

	截至6月30日止6個月期間	
	2007年	2006年
	人民幣千元	*人民幣千元*
售電至：		
山東電力集團公司	**7,322,463**	5,928,504
四川省電力公司	**960,813**	822,753
寧夏電力公司	**49,941**	—
河南電力公司	**23,748**	—

財務報表附註(未經審計)(續)

38 現金流量表補充資料

將淨利潤調節為經營活動的現金流量：

	本集團 截至6月30日止6個月期間		本公司 截至6月30日止6個月期間	
	2007年	2006年	**2007年**	2006年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
歸屬於母公司股東的淨利潤	**546,408**	541,733	**312,545**	542,931
加：固定資產折舊	**1,221,845**	848,033	**599,524**	483,933
無形資產攤銷	**9,737**	8,290	**4,736**	4,751
財務費用	**561,479**	227,650	**182,978**	81,327
投資收益	**(66,292)**	(38,285)	**(66,292)**	(197,058)
遞延所得税資產減少	**38,830**	13,332	**44,043**	356
遞延所得税負債(減少)/增加	**(55,278)**	54,417	**—**	—
存貨的(增加)/減少	**(2,956)**	115,592	**13,638**	114,479
經營性應收項目的(增加)/減少	**(27,968)**	(274,459)	**215,697**	(299,851)
經營性應付項目的增加/(減少)	**739,606**	597,362	**(329,705)**	518,187
少數股東損益	**147,483**	78,928	**—**	—
經營活動產生的現金流量淨額	**3,112,894**	2,172,593	**977,164**	1,249,055

財務報表附註(未經審計)*(續)*

37 所得稅費用*(續)*

(2) 所得稅費用與本集團及本公司會計利潤的關係如下：

	本集團		本公司	
	截至6月30日止6個月期間		截至6月30日止6個月期間	
	2007年	2006年	**2007年**	2006年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
稅前利潤	**769,983**	907,836	**394,330**	723,055
按稅率33% 計算的預期所得稅	**254,094**	299,586	**130,129**	238,608
稅率變更	**(125,721)**	—	**10,354**	—
不可抵稅的支出	**—**	2,112	**—**	2,112
不用徵稅的收入	**(24,723)**	(7,713)	**(23,331)**	(62,073)
子公司的優惠稅率對所得稅的影響	**3,980**	(8,352)	**—**	—
抵免所得稅*(註(i))*	**(35,367)**	—	**(35,367)**	—
以前年度少提	**3,829**	1,542	**—**	1,477
	76,092	287,175	**81,785**	180,124

註：

(i) *根據財務部及國家稅務總局所頒佈的財稅字[1999] 290號，技術改造國產設備投資享有所得稅抵免。該抵免金額是按技術項目所屬國產設備的實際投資金額的40% 計算，但不得超過購置當年比前一年新增的企業所得稅。*

財務報表附註(未經審計)(續)

36 投資收益

	本集團		本公司	
	截至6月30日止6個月期間		截至6月30日止6個月期間	
	2007年	2006年	**2007年**	2006年
	人民幣千元	人民幣千元 (重報)	**人民幣千元**	人民幣千元 (重報)
長期股權投資收益				
— 按成本法	**—**	3,140	**—**	3,140
— 按權益法	**66,292**	18,990	**66,292**	184,158
股權投資差額攤銷	**—**	(147)	**—**	(6,396)
投資轉讓收益	**—**	16,156	**—**	16,156
合計	**66,292**	38,139	**66,292**	197,058

本集團及本公司投資收益的匯回並沒有任何重大限制。

37 所得稅費用

(1) 本年所得稅費用組成

	本集團		本公司	
	截至6月30日止6個月期間		截至6月30日止6個月期間	
	2007年	2006年	**2007年**	2006年
	人民幣千元	人民幣千元 (重報)	**人民幣千元**	人民幣千元 (重報)
本期中國企業所得稅	**92,540**	224,911	**37,742**	179,768
遞延所得稅	**(16,448)**	62,264	**44,043**	356
	76,092	287,175	**81,785**	180,124

財務報表附註(未經審計)(續)

34 營業稅金及附加

	計繳標準	本集團 截至6月30日止6個月期間 2007年 人民幣千元	本集團 截至6月30日止6個月期間 2006年 人民幣千元 (重報)	本公司 截至6月30日止6個月期間 2007年 人民幣千元	本公司 截至6月30日止6個月期間 2006年 人民幣千元 (重報)
城市維護建設稅	繳納增值稅的1 - 7%	**58,470**	55,983	**27,840**	34,181
教育費附加	繳納增值稅的3 - 4%	**34,022**	32,740	**15,910**	19,532
		92,492	88,723	**43,750**	53,713

35 財務費用

	本集團 截至6月30日止6個月期間 2007年 人民幣千元	本集團 截至6月30日止6個月期間 2006年 人民幣千元 (重報)	本公司 截至6月30日止6個月期間 2007年 人民幣千元	本公司 截至6月30日止6個月期間 2006年 人民幣千元 (重報)
貸款的利息支出	**962,452**	590,809	**271,398**	191,016
減:資本化的利息支出	**(368,739)**	(325,653)	**(60,995)**	(75,848)
淨利息支出	**593,713**	265,156	**210,403**	115,168
存款的利息收入	**(3,799)**	(4,371)	**(1,715)**	(1,825)
淨匯兑收益	**(37,171)**	(14,481)	**(34,445)**	(13,362)
衍生金融工具淨虧損/(收益)	**8,736**	(18,654)	**8,736**	(18,654)
合計	**561,479**	227,650	**182,979**	81,327

利息成本已就在建工程按每年5.62% (2006年(重報):5.45%)的平均比率資本化。

財務報表附註(未經審計)(續)

32 營業收入(續)

本集團從前五名客戶獲得收入總額，以及其佔本集團主營業務收入百分比如下：

	截至6月30日止6個月期間			
	2007年		2006年	
	收入金額 人民幣千元	佔主營業務收入比例	收入金額 人民幣千元 (重報)	佔主營業務收入比例
本集團	8,420,106	98.6%	6,856,206	99.2%
本公司	3,932,148	100%	3,765,836	100%

33 營業成本

	本集團 截至6月30日止6個月期間		本公司 截至6月30日止6個月期間	
	2007年 人民幣千元	2006年 人民幣千元 (重報)	2007年 人民幣千元	2006年 人民幣千元 (重報)
主營業務成本				
一 售電成本	6,694,605	5,283,092	3,221,537	2,950,875
一 供熱成本	221,860	196,917	2,314	1,833
小計	6,916,465	5,480,009	3,223,851	2,952,708
其他業務成本	25,428	18,660	633	809
合計	6,941,893	5,498,669	3,224,484	2,953,517

財務報表附註(未經審計)*(續)*

32 營業收入

營業收入主要為售電及供熱的收入，並已扣除增值税，列示如下：

	本集團 截至6月30日止6個月期間		本公司 截至6月30日止6個月期間	
	2007年 人民幣千元	2006年 人民幣千元 *(重報)*	**2007年 人民幣千元**	2006年 人民幣千元 *(重報)*
主營業務收入				
一售電收入	**8,356,965**	6,751,257	**3,929,589**	3,763,357
一供熱收入	**181,736**	159,959	**2,559**	2,479
小計	**8,538,701**	6,911,216	**3,932,148**	3,765,836
其他業務收入	**36,431**	31,188	**560**	874
合計	**8,575,132**	6,942,404	**3,932,708**	3,766,710

本集團須就售電及供熱收入分別按銷售發票價的17% 及13% 計繳增值税（銷項增值税）。銷項增值税由山東電力集團公司、四川省電力公司、寧夏電力公司、河南電力公司或購熱方負擔，連同發票價一起支付。本集團在採購物料時所繳付之增值税(進項增值税)，可從售電及售熱時收到的銷項增值税中扣除。

財務報表附註(未經審計)(續)

31 股利

(1) 已記入截至2006年和2007年6月30日止6個月期間股利分配的已分配股利如下：

	截至6月30日止6個月期間	
	2007年	2006年
	人民幣千元	*人民幣千元*
2006年度末期股利		
每股人民幣0.062元	**373,307**	—
2005年度末期股利		
每股人民幣0.065元	**—**	391,370
	373,307	391,370

(2) 本公司並無未記入截至2006年和2007年6月30日止6個月期間股利分配的擬派發股利。

財務報表附註(未經審計)*(續)*

30 資本公積、法定盈餘公積、法定公益金及任意盈餘公積*(續)*

(3) 利潤分配

(i) 利潤分配是根據本公司章程的有關規定及條款而作出的。

(ii) 根據本公司的公司章程,本公司需要按中國會計準則及制度確定的稅後利潤提取至少10% 作為法定盈餘公積,直至其餘額達到註冊股本的50% 為止。法定盈餘公積必須在向股東分派股息前提取。

法定盈餘公積可以用作彌補以往年度的虧損(如有),也可轉增股本,但轉增股本後的餘額不得少於註冊股本的25% 。

(iii) 根據中華人民共和國財政部頒佈的《關於〈公司法〉施行後有關企業財務處理問題的通知》(財企 [2006] 67號)規定,本公司將2005年12月31日的公益金結餘轉作盈餘公積金管理使用。

(iv) 截至2007年6月30日止6個月期間,本公司未有提取法定盈餘公積或任意盈餘公積。

有關股利分配的詳情,見附註31 。

(v) 根據本公司的公司章程,可用作分派的未分配利潤是指按適用於本公司的中國會計準則確定的數額與按《國際財務報告準則》或按本公司股份上市當地的會計準則(如本集團的財務報表不是按照《國際財務報告準則》編製)確定的數額兩者中的較低數額。

財務報表附註(未經審計)(續)

30 資本公積、法定盈餘公積、法定公益金及任意盈餘公積(續)

(2) 法定盈餘公積、法定公益金及任意盈餘公積變動情況如下：

	本集團及本公司			
	法定盈餘公積	法定公益金	任意盈餘公積	總額
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
2006年1月1日	962,219	379,434	68,089	1,409,742
會計政策變更	(3,698)	—	—	(3,698)
	958,521	379,434	68,089	1,406,044
轉入法定盈餘公積	379,434	(379,434)	—	—
利潤分配	122,607	—	—	122,607
2006年12月31日及2007年6月30日	1,460,562	—	68,089	1,528,651

財務報表附註(未經審計)*(續)*

30 資本公積、法定盈餘公積、法定公益金及任意盈餘公積*(續)*

(1) 資本公積*(續)*

資本公積變動情況如下：*(續)*

	本公司		
	股本溢價 *人民幣千元*	其他 *人民幣千元*	總額 *人民幣千元*
2006年1月1日	1,868,442	29,119	1,897,561
本年增加	—	120,629	120,629
2006年12月31日及 2007年1月1日	1,868,442	149,748	2,018,190
本期增加	—	15,640	15,640
本期減少	—	(740)	(740)
同一控制下企業合併的 資本公積調整	(21,864)	—	(21,864)
2007年6月30日	1,846,578	164,648	2,011,226

股本溢價主要是本公司於1999年6月份發行H股及2005年1月份發行人民幣普通股所收到的溢價淨額及同一控制下企業合併的合併對價與在合併日被合併方所有者權益賬面價值的份額之間的差額。其他資本公積主要是國家撥款項目完成後從專項應付款轉入的款項。

財務報表附註(未經審計)(續)

30 資本公積、法定盈餘公積、法定公益金及任意盈餘公積

(1) 資本公積

資本公積變動情況如下：

	本集團		
	股本溢價 人民幣千元	其他 人民幣千元	總額 人民幣千元
2006年1月1日	1,868,442	29,119	1,897,561
同一控制下企業合併的資本公積調整	9,500	—	9,500
2006年1月1日(重報)	1,877,942	29,119	1,907,061
本年增加	—	120,629	120,629
2006年12月31日及2007年1月1日(重報)	1,877,942	149,748	2,027,690
本期增加	—	15,640	15,640
本期減少	—	(740)	(740)
同一控制下企業合並的資本公積調整	(25,410)	—	(25,410)
2007年6月30日	1,852,532	164,648	2,017,180

財務報表附註(未經審計)(續)

29 股本

	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元
(1) 有限售條件股份		
—A股	**3,850,356**	3,894,121
(2) 無限售條件股份		
—A股	**739,700**	695,935
—H股	**1,431,028**	1,431,028
	6,021,084	6,021,084

上述各類股本在各重要方面均享有相等權益。

本公司經中國證券監督管理委員會於2005年1月以證監發行字[2005] 2號文批准增發765,000,000股人民幣普通股，每股面值人民幣1元，註冊股本因此增加至6,021,084,200股。2005年發行的人民幣普通股包括196,000,000股非流通企業法人股，其餘的569,000,000股A股於2005年2月3日在上海證券交易所掛牌上市。

自本公司股權分置方案於2006年8月1日實施後，本公司所有企業法人股即獲得上交所上市流通權。但由原非流通股股東所持有的3,850,356,200股原企業法人股設有1至3年不等的限售期，目前暫時沒有實際流通。此外，本公司原非流通股股東亦承諾其於股權分置方案後從流通A股市場增持本公司共43,764,920股A股將不會於增持計劃完成後的6個月內出售。有關股權分置方案的詳情參見附註1 。

已繳足股本中3,825,056,200元企業法人股股本已於1994年6月18日由山東濟寧會計師事務所驗證，並出具驗資報告。驗資報告文號為會師(鄒)驗字第102號；1,431,028,000元H股的股本已於1999年8月30日由畢馬威華振會計師事務所驗證，並出具驗資報告。驗資報告文號為KPMG - C - (1999) CV No. 0005；569,000,000元A股及196,000,000元企業法人股的股本已於2005年1月28日由畢馬威華振會計師事務所驗證，並出具驗資報告。驗資報告文號為KPMG - A - (2005) CR No. 0005 。

財務報表附註(未經審計)*(續)*

28 長期借款*(續)*

(3) 長期借款擔保或抵押的情況分析如下：

	本集團		本公司	
	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元 *(重報)*	**2007年 6月30日 人民幣千元**	2006年 12月31日 人民幣千元
信用借款	**15,670,002**	16,939,765	**3,654,825**	5,141,047
由山東電力集團公司提供擔保的借款	**59,317**	65,729	**59,317**	65,729
由中國華電提供擔保的借款	**220,000**	220,000	**—**	—
由第三方企業提供擔保的借款	**767,840**	949,510	**—**	—
質押借款	**5,280,000**	3,290,000	**—**	—
	21,997,159	21,465,004	**3,714,142**	5,206,776
減：一年內到期的長期借款	**(1,021,497)**	(2,369,078)	**(208,171)**	(1,479,935)
	20,975,662	19,095,926	**3,505,971**	3,726,841

上述質押借款由本集團子公司的電費收費權作質押擔保。

財務報表附註(未經審計)*(續)*

28 長期借款 *(續)*

(2) 長期借款具體情況如下：*(續)*

註(ii) 國家借款

國家借款主要來自國際復興開發銀行(「世界銀行」)，根據1992年訂立的借款協議授予中國政府以提供鄒縣第三期項目所需資金的310,000,000美元信貸。根據上述借款協議的條款，中國政府將該項信貸轉貸予山東省政府，而山東省政府再將該項信貸轉貸予山東電力集團公司。根據山東省財政廳於1997年8月5日的通知，並獲世界銀行正式同意，本金278,250,000美元之信貸部分由山東省政府提供予本公司，並由山東電力集團公司提供擔保。

此外，財政部於2006年借予本集團國債專項資金借款人民幣11,200,000元作為某些環境和資源綜合利用項目建設的資金。

註(iii) 其他借款

其他借款餘額分析如下：

	本集團		本公司	
	2007年6月30日人民幣千元	2006年12月31日人民幣千元(重報)	**2007年6月30日人民幣千元**	2006年12月31日人民幣千元
華電財務	615,212	1,175,037	298,037	798,037
其他	227,111	389,038	—	—
	842,323	1,564,075	298,037	798,037

從華電財務借入的其他借款的利率是按中國人民銀行同期的長期借款利率下浮10%執行。

財務報表附註(未經審計)(續)

28 長期借款(續)

(2) 長期借款具體情況如下:(續)

以上的外幣借款按以下匯率折算為人民幣:

	2007年6月30日	2006年12月31日
美元	**7.6155**	7.8087

註(i) 股東借款

股東借款餘額分析如下:

	本集團		本公司	
	2007年6月30日 人民幣千元	2006年12月31日 人民幣千元 (重報)	2007年6月30日 人民幣千元	2006年12月31日 人民幣千元
山東省國際信託投資有限公司	585,000	585,000	585,000	585,000
中國華電	650,000	650,000	—	—
	1,235,000	1,235,000	585,000	585,000

從山東省國際信託投資有限公司借入的股東借款的利率是執行中國人民銀行同期的長期借款利率下浮10%。

從中國華電借入的股東借款的利率是根據其各自的融資成本而定,分別為4.15% - 4.98% (2006年度(重報):4.15% - 4.98%)。

財務報表附註(未經審計)*(續)*

28 長期借款*(續)*

(2) 長期借款具體情況如下：*(續)*

本公司*(續)*

	利率及期限	2007年6月30日 原幣 千元	2007年6月30日 人民幣/人民幣等值 千元	2006年12月31日 原幣 千元	2006年12月31日 人民幣/人民幣等值 千元
國家借款*(註(ii))*					
人民幣借款	於2007年6月30日的年利率主要為2.55% (2006年度：2.55%)，在2020年或以前到期		11,200		11,200
美元借款	於2007年6月30日的年利率主要為5.49% (2006年度：5.51%)，在2012年或以前到期	7,789	59,316	8,417	65,729
			70,516		76,929
其他借款*(註(iii))*					
人民幣借款	於2007年6月30日的年利率主要為5.67%至5.91%不等 (2006年度：5.18%至5.67%)，在2009年或以前到期		298,037		798,037
			3,714,142		5,206,776
減：一年內到期的長期借款*(附註27)*			(208,171)		(1,479,935)
			3,505,971		3,726,841

財務報表附註(未經審計)*(續)*

28 長期借款*(續)*

(2) 長期借款具體情況如下:*(續)*

本公司

	利率及期限	2007年6月30日 原幣 千元	2007年6月30日 人民幣/人民幣等值 千元	2006年12月31日 原幣 千元	2006年12月31日 人民幣/人民幣等值 千元
長期銀行借款					
人民幣借款	於2007年6月30日的年利率主要為5.18%至6.16%不等(2006年度:5.18%至6.16%),在2016年或以前到期		1,887,000		2,851,060
美元借款	於2007年6月30日的年利率主要為5.96%至6.22%不等(2006年度:6.18%至6.38%),在2009年或以前到期	114,712	873,589	114,712	895,750
			2,760,589		3,746,810
股東借款*(註(i))*					
人民幣借款	於2007年6月30日的年利率主要為5.27%至5.83%不等(2006年度:5.27%至5.83%),在2011年或以前到期		585,000		585,000

財務報表附註（未經審計）*(續)*

28 長期借款 *(續)*

(2) 長期借款具體情況如下：*(續)*

本集團 *(續)*

	利率及期限	2007年6月30日 原幣 千元	2007年6月30日 人民幣/人民幣等值 千元	2006年12月31日 原幣 千元	2006年12月31日 人民幣/人民幣等值 千元 *(重報)*
其他借款 *(註(iii))*					
人民幣借款	於2007年6月30日的年利率主要為5.67%至6.48%不等(2006年度：5.18%至6.16%)，在2021年或以前到期		789,593		1,500,998
美元借款	於2007年6月30日的年利率主要為7.55%(2006年度：7.02%)，在2010年或以前到期	6,924	52,730	8,078	63,077
			842,323		1,564,075
			21,997,159		21,465,004
減：一年內到期的長期借款 *(附註27)*			(1,021,497)		(2,369,078)
			20,975,662		19,095,926

財務報表附註(未經審計)*(續)*

28 長期借款*(續)*

(2) 長期借款具體情況如下：

本集團

	利率及期限	2007年6月30日 原幣 千元	2007年6月30日 人民幣/人民幣等值 千元	2006年12月31日 原幣 千元	2006年12月31日 人民幣/人民幣等值 千元 (重報)
長期銀行借款					
人民幣借款	於2007年6月30日的年利率主要為3.60%至6.48%不等(2006年度：3.60%至6.39%)，在2025年或以前到期		18,914,095		17,628,680
美元借款	於2007年6月30日的年利率主要為5.96%至6.22%不等(2006年度：6.14%至6.38%)，在2017年或以前到期	121,827	927,725	122,020	952,820
			19,841,820		18,581,500
股東借款*(註(i))*					
人民幣借款	於2007年6月30日的年利率主要為4.15%至5.83%不等(2006年度：4.15%至5.83%)，在2021年或以前到期		1,235,000		1,235,000
國家借款*(註(ii))*					
人民幣借款	於2007年6月30日的年利率主要為2.55%(2006年度：2.55%)，在2020年或以前到期		18,700		18,700
美元借款	於2007年6月30日的年利率主要為5.49%(2006年度：5.51%)，在2012年或以前到期	7,789	59,316	8,417	65,729
			78,016		84,429

財務報表附註(未經審計)*(續)*

28 長期借款

(1) 長期借款按還款期分析如下：

	本集團		本公司	
	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元 (重報)	**2007年 6月30日 人民幣千元**	2006年 12月31日 人民幣千元
銀行借款				
1至2年	**2,807,541**	1,752,420	**1,206,989**	884,880
2至5年	**6,959,580**	6,996,909	**1,053,600**	1,452,000
5年以上	**9,361,754**	8,171,118	**500,000**	440,000
	19,128,875	16,920,447	**2,760,589**	2,776,880
股東借款				
2至5年	**585,000**	585,000	**585,000**	585,000
5年以上	**650,000**	650,000	**—**	—
	1,235,000	1,235,000	**585,000**	585,000
國家借款				
1至2年	**10,933**	10,792	**10,933**	10,792
2至5年	**41,649**	41,155	**40,285**	39,791
5年以上	**15,300**	22,477	**9,164**	16,341
	67,882	74,424	**60,382**	66,924
其他借款				
1至2年	**55,611**	252,221	**—**	198,037
2至5年	**382,399**	536,477	**100,000**	100,000
5年以上	**105,895**	77,357	**—**	—
	543,905	866,055	**100,000**	298,037
	20,975,662	19,095,926	**3,505,971**	3,726,841

除股東借款外，上述餘額中無其他對持有本公司5%或以上表決權股份的股東的長期借款。

財務報表附註(未經審計)(續)

27 一年內到期的長期借款

	本集團				本公司			
	2007年6月30日		2006年12月31日		2007年6月30日		2006年12月31日	
	原幣	人民幣/人民幣等值	原幣	人民幣/人民幣等值	原幣	人民幣/人民幣等值	原幣	人民幣/人民幣等值
	千元	千元	千元	千元 (重報)	千元	千元	千元	千元
1年內到期的銀行借款								
—人民幣		709,137		877,060		–		189,060
—美元	500	3,808	100,400	783,993		–	100,000	780,870
1年內到期的國家借款								
—美元	1,331	10,134	1,281	10,005	1,331	10,134	1,281	10,005
1年內到期的其他借款								
—人民幣		280,845		680,000		198,037		500,000
—美元	2,307	17,573	2,307	18,020		–		–
		1,021,497		2,369,078		208,171		1,479,935
		(附註28(2))		(附註28(2))		(附註28(2))		(附註28(2))

以上的外幣借款按以下匯率折算為人民幣：

	2007年6月30日	2006年12月31日
美元	7.6155	7.8087

借款的情況分析列於附註28。

財務報表附註(未經審計)*(續)*

26 應付短期融資券

	期初餘額 *人民幣千元*	本期增加 *人民幣千元*	本期減少 *人民幣千元*	期末餘額 *人民幣千元*
本集團及本公司				
短期融資券	—	3,910,894	—	3,910,894

應付短期融資券分析如下：

	期限及年利率	發行日期	面值總額 *人民幣千元*	折價額 *人民幣千元*	攤余成本差額攤銷 *人民幣千元*	期末餘額 *人民幣千元*
本集團及本公司						
2007年第1期短期融資券	2007年5月9日至2008年2月5日實際年利率為3.74%	2007年5月8日	4,000,000	(110,670)	21,564	3,910,894

本公司於2007年5月8日貼現發行面值人民幣100元面值總額人民幣40億元的272天期短期融資券，其券面利率為3.38% ，於到期日還本。

財務報表附註(未經審計)*(續)*

25 其他應付款

	本集團		本公司	
	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元 *(重報)*	**2007年 6月30日 人民幣千元**	2006年 12月31日 人民幣千元 *(重報)*
應付中國華電	**11,155**	10,415	**740**	—
應付其他關聯單位往來款	**14,051**	—	**212,127**	375,639
應付非關聯施工單位賬款	**1,469,079**	851,564	**332,853**	114,397
其他	**619,182**	370,898	**364,186**	116,499
	2,113,467	1,232,877	**909,906**	606,535

應付非關聯施工單位賬款主要為應付工程質量保證金。

除應付中國華電外,其他應付款期末餘額中無其他對持有本公司5% 或以上表決權股份的股東的其他應付款。

財務報表附註(未經審計)*(續)*

24 應付職工薪酬*(續)*

	期初餘額 *人民幣千元*	本期發生額 *人民幣千元*	本期支付額 *人民幣千元*	期末餘額 *人民幣千元*
本公司				
工資、獎金、津貼和補貼	176,170	109,421	(206,612)	78,979
職工福利費	1,886	—	(1,886)	—
社會保險費				
醫療保險費	5,757	19,066	(17,401)	7,422
基本養老保險費	138	46,644	(46,983)	(201)
企業年金	32	33,137	(32,855)	314
失業保險費	1,585	5,831	(5,149)	2,267
工傷保險費	—	851	(847)	4
生育保險費	—	301	(301)	—
住房公積金	215	38,728	(37,577)	1,366
工會經費和職工教育經費	2,762	7,150	(5,914)	3,998
其他	110	23,100	(23,174)	36
合計	188,655	284,229	(378,699)	94,185

財務報表附註(未經審計)*(續)*

24 應付職工薪酬

	期初餘額 *人民幣千元*	本期發生額 *人民幣千元*	本期支付額 *人民幣千元*	期末餘額 *人民幣千元*
本集團				
工資、獎金、				
津貼和補貼	241,360	304,411	(405,707)	140,064
職工福利費	4,935	—	(4,935)	—
社會保險費				
醫療保險費	8,022	38,069	(32,507)	13,584
基本養老保險費	3,353	87,553	(89,767)	1,139
企業年金	309	61,816	(61,319)	806
失業保險費	2,400	9,710	(8,860)	3,250
工傷保險費	304	2,241	(2,091)	454
生育保險費	138	1,123	(1,053)	208
住房公積金	3,690	69,944	(71,739)	1,895
工會經費和職工				
教育經費	12,362	15,218	(9,936)	17,644
其他	834	49,573	(50,371)	36
合計	277,707	639,658	(738,285)	179,080

財務報表附註(未經審計)*(續)*

21 短期借款*(續)*

從本公司的聯營公司——中國華電財務借入的其他借款的利率是按中國人民銀行同期的借款利率下浮10%執行。

從本公司的聯營公司——華電煤業借入的其他借款的年利率為5.85%。

以上的外幣借款按以下匯率折算為人民幣：

	2007年 6月30日	2006年 12月31日
美元	**7.6155**	7.8087

除了一筆於2006年12月31日的人民幣30,000,000元短期銀行借款是由淄博魯能實業有限責任公司擔保外，以上其它所有短期借款均為信用借款。

除股東借款外，上述餘額中無其它對持有本公司5%或以上表決股份股東的短期借款。

22 應付票據

所有本集團及本公司的應付票據均為一年內到期的銀行承兑匯票。其餘額中無持有本公司5%以上表決權股份的股東的應付票據。

23 應付賬款

應付賬款期末餘額中無對持有本公司5%或以上表決權股份的股東的應付款項。

財務報表附註(未經審計)(續)

21 短期借款(續)

	本公司					
	2007年6月30日			2006年12月31日		
	利率	**原幣 千元**	**人民幣/ 人民幣等值 千元**	利率	原幣 千元	人民幣/ 人民幣等值 千元
短期銀行借款						
人民幣	**5.02% - 5.91%**		**991,247**	4.86% - 5.58%		3,928,250
美元	**6.14% - 6.46%**	**65,139**	**496,067**	5.60% - 6.46%	65,139	508,652
短期人民幣其他借款(註)	**5.91%**		**450,000**	5.27%		50,000
			1,937,314			4,486,902

註:短期人民幣其他借款

	本集團		本公司	
	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元 (重報)	**2007年 6月30日 人民幣千元**	2006年 12月31日 人民幣千元
中國華電財務	**1,200,000**	500,000	**400,000**	—
華電煤業	**300,000**	300,000	**—**	—
子公司借款	**—**	—	**50,000**	50,000
	1,500,000	800,000	**450,000**	50,000

財務報表附註(未經審計)*(續)*

21 短期借款*(續)*

	本集團					
	2007年6月30日			2006年12月31日		
	利率	原幣	人民幣/人民幣等值	利率	原幣	人民幣/人民幣等值
		千元	千元		千元	千元 *(重報)*
短期銀行借款						
人民幣	5.02% - 5.91%		6,160,247	4.86% - 6.12%		8,760,250
美元	6.14% - 6.46%	65,139	496,067	5.60% - 6.46%	65,139	508,652
短期人民幣其他借款 *(註)*	5.27% - 5.91%		1,500,000	5.00% - 5.58%		800,000
短期人民幣股東借款	5.27%		51,000	5.27%		51,000
			8,207,314			10,119,902

財務報表附註(未經審計)(續)

20 資產減值準備

本集團及本公司於2007年6月30日，資產減值情況匯總如下：

	附註	本集團期初及期末餘額 人民幣千元	本公司期初及期末餘額 人民幣千元
壞賬準備			
—應收賬款	9	18,677	—
—其它應收款	11	5,127	3,282
存貨跌價準備	12	72,282	58,202
合計		96,086	61,484

21 短期借款

	本集團		本公司	
	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元	**2007年 6月30日 人民幣千元**	2006年 12月31日 人民幣千元
信用借款	**8,207,314**	10,089,902	**1,937,314**	4,486,902
抵押借款	—	—	—	—
質押借款	—	—	—	—
保證借款	—	30,000	—	—
合計	**8,207,314**	10,119,902	**1,937,314**	4,486,902

財務報表附註(未經審計)*(續)*

18 遞延所得稅資產及負債*(續)*

	本集團				本公司			
	2007年6月30日		2006年12月31日		2007年6月30日		2006年12月31日	
	應納稅暫時性差異 人民幣千元	遞延所得稅負債 人民幣千元	應納稅暫時性差異 人民幣千元	遞延所得稅負債 人民幣千元	應納稅暫時性差異 人民幣千元	遞延所得稅負債 人民幣千元	應納稅暫時性差異 人民幣千元	遞延所得稅負債 人民幣千元
遞延所得稅負債								
固定資產折舊	(1,751,356)	(437,839)	(1,488,283)	(491,128)	–	–	–	–
資本化利息	(107,888)	(26,313)	(110,557)	(28,302)	–	–	–	
合計	(1,859,244)	(464,152)	(1,598,840)	(519,430)	–	–	–	–

19 預付投資款

該餘額是指本公司向中國華電所支付的預付投資款，以收購其持有的蕪湖公司95% 的權益。本公司於2007年1月完成該項收購。中國華電為持有本公司5%以上表決權股份的股東。

財務報表附註(未經審計)(續)

17 商譽

	本集團 人民幣千元	本公司 人民幣千元
期初餘額及期末餘額(重報)	274,209	7,019

本公司資產負債表中的商譽是從一家子公司所轉入的。該子公司將其所有業務，包括資產及負債轉入本公司後，同時於2000年解散。

18 遞延所得稅資產及負債

	本集團				本公司			
	2007年6月30日		2006年12月31日		2007年6月30日		2006年12月31日	
	可抵扣暫時性差異 人民幣千元	遞延所得稅資產 人民幣千元	可抵扣暫時性差異 人民幣千元	遞延所得稅資產 人民幣千元	可抵扣暫時性差異 人民幣千元	遞延所得稅資產 人民幣千元	可抵扣暫時性差異 人民幣千元	遞延所得稅資產 人民幣千元
遞延所得稅資產								
存貨跌價準備和壞賬準備	95,729	22,290	95,729	28,608	61,489	15,372	61,489	20,291
開辦費攤銷	65,894	17,213	73,906	24,389	9,533	2,511	11,586	3,824
預提費用	135,495	39,171	238,662	78,016	76,170	20,336	176,170	58,137
稅前虧損	50,435	13,013	—	—	—	—	—	—
其他	2,262	549	166	53	37	12	73	22
合計	349,815	92,236	408,463	131,066	147,229	38,231	249,318	82,274

財務報表附註(未經審計)*(續)*

16 無形資產

	本集團 *人民幣千元*	本公司 *人民幣千元*
成本：		
期初餘額*(重報)*	770,392	247,550
本期增加	533	426
期末餘額	770,925	247,976
累計攤銷：		
期初餘額*(重報)*	74,688	50,736
本期攤銷	12,662	5,966
期末餘額	87,350	56,702
賬面價值：		
期末餘額	683,575	191,274
期初餘額*(重報)*	695,704	196,814

無形資產主要為土地使用權。除濰坊公司、青島公司、寧武公司和廣安公司的土地使用權主要為行政劃撥取得外，本集團土地使用權主要為通過購買方式取得。

於2007年6月30日，土地使用權的剩餘攤銷年限為5年至65年。

財務報表附註(未經審計) *(續)*

15 在建工程及工程物資 *(續)*

本公司及本集團的主要工程物資及在建工程分析如下：*(續)*

工程項目	預算金額	期初餘額	本期增加	本期轉入固定資產	轉至子公司	工程投入期末餘額	佔預算比例	資金來源
	人民幣千元	人民幣千元 *(重報)*	人民幣千元	人民幣千元	人民幣千元	人民幣千元		
子公司 *(續)*								
宿州生物質能公司秸稈熱電項目	275,660	1,497	1,550	–	–	3,047	1.1%	自有資金及銀行貸款
蕪湖公司一期	4,999,800	318,556	493,003	–	–	811,559	16.2%	自有資金及銀行貸款
寧東風電一期	409,970	–	5,862	–	1,331	7,193	1.8%	自有資金及銀行貸款
工程物資	–	4,901,679	(1,604,213)	–	–	3,297,466		自有資金及銀行貸款
脫硫、技改工程及其他	–	702,106	326,644	(89,554)	–	939,196		自有資金及銀行貸款
子公司小計		10,009,437	5,892,140	(6,874,128)	1,331	9,028,780		
本集團合計		12,258,201	7,096,607	(7,095,749) *(附註14)*	–	12,259,059		

在建工程期末賬面價值中包含本期間借款費用資本化金額人民幣368,739千元(2006年(重報)：人民幣325,653千元)。本集團本期間用於確定借款利息資本化金額的資本化率為5.62%(2006年(重報)：5.45%)。

財務報表附註(未經審計)(續)

15　在建工程及工程物資

本公司及本集團的工程物資主要為預付購買設備款。

本公司及本集團的主要工程物資及在建工程分析如下：

工程項目	預算金額	期初餘額	本期增加	本期轉入固定資產	轉至子公司	期末餘額	工程投入佔預算比例	資金來源
	人民幣千元	人民幣千元 (重列)	人民幣千元	人民幣千元	人民幣千元	人民幣千元		
本公司								
鄒縣發電廠第四期發電機組	7,264,140	977,197	1,696,798	–	–	2,673,995	95.0%	自有資金及銀行貸款
寧東風電一期	409,970	1,058	273	–	(1,331)	–		自有資金及銀行貸款
工程物資		812,632	(714,213)	–	–	98,419		自有資金及銀行貸款
脫硫、技改工程及其他		457,877	221,609	(221,621)	–	457,865		自有資金及銀行貸款
本公司合計		2,248,764	1,204,467	(221,621)	(1,331)	3,230,279		
子公司								
廣安公司第三期發電機組	3,979,150	188,416	875,031	–	–	1,063,447	86.6%	自有資金及銀行貸款
濰坊公司第二期發電機組	4,506,160	642,850	1,051,371	(1,694,221)	–	–	90.6%	自有資金及銀行貸款
靈武公司發電機組	4,592,110	1,239,013	1,624,294	(2,526,322)	–	336,985	62.4%	自有資金及銀行貸款
新鄉公司寶山發電廠發電機組	4,788,980	919,178	2,225,788	(2,564,031)	–	580,935	65.7%	自有資金及銀行貸款
宿州公司發電機組	4,274,510	1,096,142	892,810	–	–	1,988,952	46.5%	自有資金及銀行貸款

財務報表附註(未經審計)*(續)*

14 固定資產*(續)*

	本公司			
	廠房及建築物 *人民幣千元*	發電機組 *人民幣千元*	其他 *人民幣千元*	合計 *人民幣千元*
原價：				
期初餘額*(重報)*	5,977,240	17,122,230	513,224	23,612,694
本期增加	—	461	8,533	8,994
在建工程轉入*(附註15)*	36,909	179,696	5,016	221,621
本期減少	—	—	(422)	(422)
期末餘額	6,014,149	17,302,387	526,351	23,842,887
累計折舊：				
期初餘額*(重報)*	1,771,386	6,806,145	257,394	8,834,925
本期計提折舊	119,475	475,007	17,462	611,944
處理變賣沖回	—	—	(153)	(153)
期末餘額	1,890,861	7,281,152	274,703	9,446,716
淨額：				
期末餘額	4,123,288	10,021,235	251,648	14,396,171
期初餘額*(重報)*	4,205,854	10,316,085	255,830	14,777,769

於2007年6月30日，本集團並無暫時閒置的固定資產。

財務報表附註(未經審計)*(續)*

14 固定資產

	本集團			
	廠房及建築物	發電機組	其他	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
原價：				
期初餘額*(重報)*	12,146,762	36,602,634	905,463	49,654,859
本期增加	—	7,572	22,185	29,757
在建工程轉入*(附註15)*	1,735,935	5,325,167	34,647	7,095,749
本期減少	—	(466)	(2,992)	(3,458)
期末餘額	13,882,697	41,934,907	959,303	56,776,907
累計折舊：				
期初餘額*(重報)*	3,110,443	10,798,594	480,878	14,389,915
本期計提折舊	238,567	958,721	36,980	1,234,268
處理變賣沖回	—	(466)	(2,474)	(2,940)
期末餘額	3,349,010	11,756,849	515,384	15,621,243
淨額：				
期末餘額	10,533,687	30,178,058	443,919	41,155,664
期初餘額*(重報)*	9,036,319	25,804,040	424,585	35,264,944

財務報表附註(未經審計)(續)

13 長期股權投資(續)

(4) 於2007年6月30日，本集團及本公司對主要其他股權投資列示如下：

被投資單位名稱	初始投資成本 人民幣千元	期初餘額 人民幣千元	增加投資 人民幣千元	期末餘額 人民幣千元
山東魯能菏澤煤電開發有限公司	91,339	91,339	—	91,339
山西省煤炭運銷集團晉中南鐵路煤炭銷售有限公司	39,200	39,200	—	39,200
中國華電集團發電運營有限公司	5,000	—	5,000	5,000
本公司合計	135,539	130,539	5,000	135,539
其他	5,000	5,000	—	5,000
本集團合計	140,539	135,539	5,000	140,539

財務報表附註(未經審計)*(續)*

13 長期股權投資*(續)*

(3) 於2007年6月30日，本集團及本公司對主要聯營公司投資列示如下：*(續)*

本集團及本公司主要聯營企業*(續)*

被投資單位名稱	註冊地	主要業務	註冊資本 人民幣千元	本集團/本公司持股比例	本集團/本公司在被投資單位的表決權比例	期末資產總額 人民幣千元	期末負債總額 人民幣千元	收入總額 人民幣千元	本期淨利潤/(虧損) 人民幣千元
本公司及本集團*(續)*									
中國華電財務	中國北京市	為集團公司各單位提供財務服務	800,000	15%	15%	6,827,991	5,629,098	365,138	228,697
本集團									
[illegible]	中國[illegible]安市	煤炭開採與銷售	90,000	36%	45%	340,395	250,131	–	–

財務報表附註(未經審計)(續)

13 長期股權投資(續)

(3) 於2007年6月30日，本集團及本公司對主要聯營公司投資列示如下：(續)

本集團及本公司主要聯營企業(續)

被投資單位名稱	註冊地	主要業務	註冊資本	本集團/本公司持股比例	本集團/本公司在被投資單位的表決權比例	期末資產總額	期末負債總額	收入總額	本期淨利潤/(虧損)
			人民幣千元			人民幣千元	人民幣千元	人民幣千元	人民幣千元
本公司及本集團(續)									
瀘州公司	中國瀘州市	發電及售電(在建)	600,000	40%	40%	3,553,390	2,953,390	—	—
華電煤業	中國北京市	煤炭採購服務	1,560,000	20.19%	20.19%	2,746,831	1,028,387	1,021,701	75,728
鄒城魯南	中國鄒城市	電力技術與服務	4,333	40%	40%	11,806	6,465	22,193	(416)

財務報表附註(未經審計) *(續)*

13 長期股權投資 *(續)*

(3) 於2007年6月30日，本集團及本公司對主要聯營公司投資列示如下：*(續)*

本集團及本公司主要聯營企業 *(續)*

被投資單位名稱	註冊地	主要業務	註冊資本	本集團/本公司持股比例	本集團/本公司在被投資單位的表決權比例	期末資產總額	期末負債總額	收入總額	本期淨利潤/(虧損)
			人民幣千元			人民幣千元	人民幣千元	人民幣千元	人民幣千元
本公司及本集團									
寧夏發電公司	中國銀川市	發電、售電和投資控股	900,000	31.11%	31.11%	7,878,708	6,901,852	1,101,240	8,423
滄州公司	中國滄州市	發電及售電	640,000	40%	40%	2,456,216	1,864,372	392,104	(28,563)
華電置業	中國北京市	物業開發	350,000	30%	30%	1,943,963	1,393,963	–	–

財務報表附註(未經審計)*(續)*

13 長期股權投資*(續)*

(3) 於2007年6月30日，本集團及本公司對主要聯營公司投資列示如下：*(續)*

本集團及本公司主要聯營企業*(續)*

聯營公司	初始投資成本	期初餘額	按權益法核算調整數 投資收益/(損失)	按權益法核算調整數 應佔聯營公司資本公積變動	已收現金股利	期末餘額
	人民幣千元 (重報)(註)	人民幣千元 (重報)	人民幣千元	人民幣千元	人民幣千元	人民幣千元
鄒城魯南電力技術有限公司(「鄒城魯南」)	2,303	2,303	(167)	—	—	2,136
中國華電集團財務有限公司(「中國華電財務」)	147,360	147,360	34,305	—	—	181,665
本公司合計	1,445,541	1,445,541	40,621	(740)	(17,817)	1,467,605
四川華鎣山龍灘煤電有限責任公司(「龍灘煤電公司」)	40,500	40,500	—	—	—	40,500
本集團合計	1,486,041	1,486,041	40,621	(740)	(17,817)	1,508,105

註：本集團及本公司對聯營公司投資的初始投資成本是按照《企業會計準則第38號 — 首次執行企業會計準則》的有關規定，將長期股權投資的賬面餘額作為認定成本。

財務報表附註(未經審計)*(續)*

13 長期股權投資*(續)*

(3) 於2007年6月30日，本集團及本公司對主要聯營公司投資列示如下：

本集團及本公司主要聯營企業

聯營公司	初始投資成本 人民幣千元 *(重報)(註)*	期初餘額 人民幣千元 *(重報)*	按權益法核算調整數		已收現金股利 人民幣千元	期末餘額 人民幣千元
			投資收益/(損失) 人民幣千元	應佔聯營公司資本公積變動 人民幣千元		
寧夏發電集團有限責任公司(「寧夏發電公司」)	311,187	311,187	2,619	(740)	(9,167)	303,899
安徽池州九華發電有限公司(「池州公司」)	250,392	250,392	(11,425)	—	—	238,967
華電置業有限公司(「華電置業」)	165,000	165,000	—	—	—	165,000
四川瀘州川南發電有限公司(「瀘州公司」)	240,000	240,000	—	—	—	240,000
華電煤業集團有限公司(「華電煤業」)	329,299	329,299	15,289	—	(8,650)	335,938

財務報表附註(未經審計)*(續)*

13 長期股權投資*(續)*

(2) 於2007年6月30日，本集團及本公司對合營公司投資分析如下：

	寧夏中寧發電有限責任公司 (「中寧公司」) *人民幣千元*
初始投資成本	142,800
投資餘額變動	
期初餘額	210,481
加：按權益法核算調整數	25,671
減：已收現金股利	(37,931)
期末餘額	198,221

本集團及本公司合營公司的基本情況如下：

被投資單位名稱	註冊地	主要業務	註冊資本	本集團/本公司持股比例	本集團/本公司在被投資單位的表決權比例	期末資產總額	期末負債總額	收入總額	本期淨利潤
			人民幣千元			*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
中寧公司	中國銀川市	發電及售電	285,600	50%	50%	2,098,122	1,701,681	403,027	51,341

財務報表附註(未經審計)(續)

13 長期股權投資(續)

(1) 於2007年6月30日，本公司對主要子公司投資分析如下：



	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
[illegible]													
[illegible]	1,680,120	761,034	971,094	461,560	670,790	249,830	385,596	208,783	94,274	104,290	98,546	121,556	5,795,523
[illegible]													
[illegible]	1,520,120	761,034	980,127	461,560	459,453	249,830	125,596	208,783	94,274	79,290	–	94,341	5,022,458
加：增加投資	160,000	–	–	–	211,337	–	260,000	–	–	25,000	98,546	31,840	786,723
減：已收股利	–	–	(9,033)	–	–	–	–	–	–	–	–	(4,625)	(13,658)
期末餘額	1,680,120	761,034	971,094	461,560	670,790	249,830	385,596	208,783	94,274	104,290	98,546	121,556	5,795,523

有關各子公司的詳細資料，參見附註6。

註：本公司對子公司的初始投資成本是按照《企業會計準則第38號 — 首次執行企業會計準則》及上海證券交易所上市公司部2006年年度報告工作備忘錄的有關規定，將長期股權投資的賬面餘額(扣除已收股利後)作為認定成本。

財務報表附註(未經審計)(續)

12 存貨(續)

(2) 存貨跌價準備分析如下：

	本集團 人民幣千元	本公司 人民幣千元
期初及期末餘額 - 物料、組件及零件	72,282	58,202

13 長期股權投資

	本集團		本公司	
	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元 *(重報)*	**2007年 6月30日 人民幣千元**	2006年 12月31日 人民幣千元 *(重報)*
對子公司的投資	**—**	—	**5,795,523**	5,022,458
對合營公司的投資	**198,221**	210,481	**198,221**	210,481
對聯營公司的投資	**1,508,105**	1,486,041	**1,467,605**	1,445,541
其他股權投資	**140,539**	135,539	**135,539**	130,539
小計	**1,846,865**	1,832,061	**7,596,888**	6,809,019
減：減值準備	**—**	—	**—**	—
合計	**1,846,865**	1,832,061	**7,596,888**	6,809,019

財務報表附註(未經審計)(續)

12 存貨

(1) 存貨本期間變動情況分析如下：

	期初餘額 人民幣千元 (重報)	本期增加額 人民幣千元	本期減少額 人民幣千元	期末餘額 人民幣千元
本集團				
煤	481,982	5,016,699	(5,026,414)	472,267
燃油	49,806	148,535	(161,455)	36,886
物料、組件及零件	271,435	201,496	(175,905)	297,026
小計	803,223	5,366,730	(5,363,774)	806,179
減：存貨跌價準備	(72,282)	—	—	(72,282)
合計	730,941	5,366,730	(5,363,774)	733,897
本公司				
煤	150,632	2,238,059	(2,247,308)	141,383
燃油	25,230	37,550	(48,730)	14,050
物料、組件及零件	181,372	85,712	(78,921)	188,163
小計	357,234	2,361,321	(2,374,959)	343,596
減：存貨跌價準備	(58,202)	—	—	(58,202)
合計	299,032	2,361,321	(2,374,959)	285,394

財務報表附註(未經審計)(續)

11 其他應收款(續)

(3) 其他應收款壞賬準備分析如下：

本集團

	2007年6月30日				2006年12月31日			
	金額 人民幣 千元	佔總額 比例	壞賬準備 人民幣 千元	壞賬準備 提取比例	金額 人民幣 千元	佔總額 比例	壞賬準備 人民幣 千元	壞賬準備 提取比例
應收賬款								
－單項金額重大	20,525	23.82%	—	—	14,636	27.90%	—	—
－其他不重大 應收款項	65,641	76.18%	5,127	7.8%	37,821	72.10%	5,127	13.6%
合計	86,166	100.00%	5,127	6.0%	52,457	100.00%	5,127	9.8%

本公司

	2007年6月30日				2006年12月31日			
	金額 人民幣 千元	佔總額 比例	壞賬準備 人民幣 千元	壞賬準備 提取比例	金額 人民幣 千元	佔總額 比例	壞賬準備 人民幣 千元	壞賬準備 提取比例
應收賬款								
－單項金額重大	83,835	69.57%	—	—	296,226	91.66%	—	—
－其他不重大 應收款項	36,673	30.43%	3,282	8.9%	26,966	8.34%	3,282	12.17%
合計	120,508	100.00%	3,282	2.7%	323,192	100.00%	3,282	1.0%

財務報表附註(未經審計)*(續)*

11 其他應收款*(續)*

(2) 其他應收款賬齡分析如下：

	本集團		本公司	
	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元 (重報)	**2007年 6月30日 人民幣千元**	2006年 12月31日 人民幣千元
1年以內(含1年)	**71,204**	43,580	**111,813**	318,256
1年至2年(含2年)	**8,096**	3,214	**3,999**	1,302
2年至3年(含3年)	**1,555**	297	**1,359**	297
3年以上	**5,311**	5,366	**3,337**	3,337
小計	**86,166**	52,457	**120,508**	323,192
減：壞賬準備	**(5,127)**	(5,127)	**(3,282)**	(3,282)
合計	**81,039**	47,330	**117,226**	319,910

財務報表附註(未經審計)*(續)*

11 其他應收款

(1) 其他應收款按客戶類別分析如下：

	本集團		本公司	
	2007年6月30日 人民幣千元	2006年12月31日 *人民幣千元 (重報)*	**2007年6月30日 人民幣千元**	2006年12月31日 *人民幣千元*
應收子公司	**—**	—	**92,835**	283,717
其他	**86,166**	52,457	**27,673**	39,475
小計	**86,166**	52,457	**120,508**	323,192
減：壞賬準備	**(5,127)**	(5,127)	**(3,282)**	(3,282)
合計	**81,039**	47,330	**117,226**	319,910

上述餘額中無應收持有本公司5%或以上表決權股份的股東的款項。

於2007年6月30日，其他應收款前五名單位的應收款總額如下：

	本集團		本公司	
	2007年6月30日	2006年12月31日 *(重報)*	**2007年6月30日**	2006年12月31日
金額*(人民幣千元)*	**36,271**	6,624	**98,074**	207,842
佔其他應收款總額比例	**42.1%**	12.6%	**81.4%**	64.3%

財務報表附註(未經審計)*(續)*

10 預付款項

預付款項賬齡分析如下：

	2007年6月30日		2006年12月31日	
	金額 ***人民幣千元***	**比例**	金額 *人民幣千元* *(重報)*	比例
本集團				
1年以內(含1年)	**93,583**	**100%**	66,678	100%
減：壞賬準備	**—**	**—**	—	—
合計	**93,583**	**100%**	66,678	100%
本公司				
1年以內(含1年)	**35,422**	**100%**	27,347	100%
減：壞賬準備	**—**	**—**	—	—
合計	**35,422**	**100%**	27,347	100%

上述餘額中無預付持有本公司5%或以上表決權股份的股東的款項。

財務報表附註(未經審計)(續)

9 應收賬款(續)

(3) 應收賬款壞賬準備分析如下：

本集團

	2007年6月30日				2006年12月31日			
	金額 人民幣 千元	佔總額 比例	壞賬準備 人民幣 千元	壞賬準備 提取比例	金額 人民幣 千元	佔總額 比例	壞賬準備 人民幣 千元	壞賬準備 提取比例
應收賬款								
一單項金額重大	1,384,408	99.03%	18,677	1.3%	1,521,853	98.96%	18,677	1.2%
一其他不重大應收款項	13,624	0.97%	—	—	15,975	1.04%	—	—
合計	1,398,032	100.00%	18,677	1.3%	1,537,828	100.00%	18,677	1.2%

本公司

	2007年6月30日				2006年12月31日			
	金額 人民幣 千元	佔總額 比例	壞賬準備 人民幣 千元	壞賬準備 提取比例	金額 人民幣 千元	佔總額 比例	壞賬準備 人民幣 千元	壞賬準備 提取比例
應收賬款								
一單項金額重大	478,070	100.00%	—	—	530,690	100.00%	—	—

財務報表附註(未經審計)*(續)*

9 應收賬款*(續)*

(2) 應收賬款賬齡分析如下：

	本集團		本公司	
	2007年 6月30日 *人民幣千元*	2006年 12月31日 *人民幣千元* *(重報)*	**2007年 6月30日 *人民幣千元***	2006年 12月31日 *人民幣千元*
1年以內(含1年)	**1,348,733**	1,491,671	**478,070**	530,690
1年至2年(含2年)	**17,309**	14,352	**—**	—
2年至3年(含3年)	**185**	—	**—**	—
3年以上	**31,805**	31,805	**—**	—
小計	**1,398,032**	1,537,828	**478,070**	530,690
減：壞賬準備	**(18,677)**	(18,677)	**—**	—
合計	**1,379,355**	1,519,151	**478,070**	530,690

財務報表附註(未經審計)*(續)*

8 應收票據

本集團所持有的應收票據均為一年內到期的銀行承兑匯票。

應收票據餘額中無對持有本公司5%或以上表決權股份的股東的應收匯票。

9 應收賬款

(1) 應收賬款按客戶類別分析如下：

	本集團		本公司	
	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元 (重報)	**2007年 6月30日 人民幣千元**	2006年 12月31日 人民幣千元
非關聯方客戶	**1,398,032**	1,537,828	**478,070**	530,690
減：壞賬準備	**(18,677)**	(18,677)	**—**	—
合計	**1,379,355**	1,519,151	**478,070**	530,690

上述餘額中無應收持有本公司5%或以上表決權股份的股東的款項。

於2007年6月30日，應收賬款前五名單位的應收賬款總額如下：

	本集團		本公司	
	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元 (重報)	**2007年 6月30日 人民幣千元**	2006年 12月31日 人民幣千元
金額(人民幣千元)	**1,369,931**	1,532,482	**478,070**	530,690
佔應收賬款總額比例	**97.99%**	99.65%	**100%**	100%

財務報表附註(未經審計)(續)

7 貨幣資金

	2007年6月30日			2006年12月31日		
	原幣金額 千元	匯率	人民幣/ 人民幣等值 千元	原幣金額 千元	匯率	人民幣/ 人民幣等值 千元 (重報)
本集團						
現金			2,927			1,217
銀行存款						
- 人民幣			731,408			1,015,943
- 美元	64	7.6155	487	6	7.8087	46
- 港幣	5	0.9744	5	8	1.0047	8
現金及現金等價物			734,827			1,017,214
其他貨幣資金			35,361			316,058
合計			770,188			1,333,272
本公司						
現金			1,117			581
銀行存款						
- 人民幣			191,908			576,035
- 美元	64	7.6155	487	6	7.8087	46
- 港幣	5	0.9744	5	8	1.0047	8
現金及現金等價物			193,517			576,670
其他貨幣資金			386			319
合計			193,903			576,989

財務報表附註(未經審計)*(續)*

6 企業合併及合併財務報表*(續)*

(2) 本年發生的同一控制下企業合併

於2007年1月1日(合併日)本公司以現金人民幣25,410,000元作為對價，取得了蕪湖公司95%的權益。被合併方在合併日的賬面淨資產為人民幣3,733,000元。

蕪湖公司是於2004年6月8日在中國蕪湖市成立的公司，總部位於中國蕪湖市，主要從事發電及售電(在建)。蕪湖公司與本公司同受中國華電最終控制。

蕪湖公司在合併前執行《企業會計制度》，其採用的會計政策與本公司不同。本公司在合併日按本公司會計政策調整了蕪湖公司的財務報表。調整後蕪湖公司的財務情況如下：

	2007年1月1日及 2006年12月31日 賬面價值 *人民幣千元*
貨幣資金	55,031
委託貸款	100,000
預付款項及其他應收款	7,098
固定資產、在建工程及工程物資	767,256
遞延所得稅資產	3,087
短期借款	(125,000)
應付票據、應付賬款及其他應付款	(303,739)
長期借款	(500,000)
淨資產	3,733

財務報表附註(未經審計) *(續)*

6　企業合併及合併財務報表 *(續)*

(1)　於2007年6月30日，納入本公司合併財務報表範圍的子公司如下：*(續)*

(d)　各重要子公司少數股東權益分析如下：

公司名稱	**少數股東權益 2007年 6月30日** *人民幣千元*	少數股東權益 2007年 1月1日 *人民幣千元*
廣安公司	**436,965**	382,030
新鄉公司	**6,443**	6,177
宿州公司	**7,433**	7,472
蕪湖公司	**5,042**	187
青島公司	**645,953**	588,700
濰坊公司	**991,621**	934,669
章丘公司	**95,277**	85,617
滕州公司	**35,244**	34,336
羅武公司	**53,905**	50,763
宿州生物質能發電公司	**2,280**	—
青島熱力公司	**13,573**	13,534
合計	**2,293,736**	2,103,485

財務報表附註(未經審計)*(續)*

6 企業合併及合併財務報表*(續)*

(1) 於2007年6月30日，納入本公司合併財務報表範圍的子公司如下：*(續)*

(c) 通過非企業合併形成的子公司：*(續)*

被投資單位名稱	註冊地	主要業務	註冊資本	期末實際投資額	本公司直接和間接持股比例	本公司直接和間接表決權比例
			人民幣千元	人民幣千元		
華電國際山東物資有限公司(「物資公司」)	中國濟南市	物資採購	50,000	55,068	100%	100%
華電青島熱力有限公司(「青島熱力公司」)	中國青島市	供熱	30,000	16,542	55%	55%
華電國際山東項目管理有限公司(「項目公司」)	中國濟南市	建設項目管理	3,000	3,716	100%	100%
華電國際山東信息管理有限公司(「信息公司」)	中國濟南市	為本集團提供網絡信息系統建設及維護	3,000	4,370	100%	100%
華電寧夏寧東風電有限公司(「寧東風電公司」)	中國靈武市	發電及售電(在建)	10,000	10,000	100%	100%

財務報表附註(未經審計)*(續)*

6 企業合併及合併財務報表*(續)*

(1) 於2007年6月30日，納入本公司合併財務報表範圍的子公司如下：*(續)*

(c) 通過非企業合併形成的子公司：

被投資單位名稱	註冊地	主要業務	註冊資本	期末實際投資額	本公司直接和間接持股比例	本公司直接和間接表決權比例
			人民幣千元	*人民幣千元*		
華電寧夏靈武發電有限公司(「靈武公司」)	中國靈武市	發電及售電和發熱及供熱	150,000	94,274	65%	65%
四川華電瀘定水電有限公司(「瀘定水電公司」)	中國甘孜藏族自治州	發電及售電(在建)	104,290	104,290	100%	100%
江蘇華電濱海風電有限公司(「濱海風電公司」)	中國鹽城市	發電及售電(在建)	10,000	10,000	100%	100%
華電宿州生物質能發電有限公司(「宿州生物質能發電公司」)	中國宿州市	發電及售電(在建)	24,120	21,840	78%	78%

財務報表附註(未經審計)*(續)*

6 企業合併及合併財務報表*(續)*

(1) 於2007年6月30日，納入本公司合併財務報表範圍的子公司如下：*(續)*

(b) 通過非同一控制企業合併取得的子公司：

被投資單位名稱	註冊地	主要業務	註冊資本 *人民幣千元*	期末實際投資額 *人民幣千元*	本公司直接和間接持股比例	本公司直接和間接表決權比例
華電青島發電有限公司(「青島公司」)	中國青島市	發電及售電和發熱及供熱	700,000	761,034	55%	55%
華電濰坊發電有限公司(「濰坊公司」)	中國濰坊市	發電及售電	1,250,000	971,094	45%	45%
華電淄博熱電有限公司(「淄博公司」)	中國淄博市	發電及售電和發熱及供熱	374,800	461,560	100%	100%
華電章丘發電有限公司(「章丘公司」)	中國章丘市	發電及售電和發熱及供熱	745,828	670,790	87.5%	87.5%
華電滕州新源熱電有限公司(「滕州公司」)	中國滕州市	發電及售電和發熱及供熱	274,172	249,880	88.16%	88.16%

財務報表附註(未經審計)(續)

6　企業合併及合併財務報表

(1)　於2007年6月30日，納入本公司合併財務報表範圍的子公司如下：

(a)　通過同一控制企業合併取得的子公司：

被投資單位名稱	註冊地	主營業務	註冊資本 人民幣千元	同一控制的實際控制人	期末實際投資額 人民幣千元	本公司直接和間接持股比例	本公司直接和間接表決權比例
廣安公司	中國廣安市	發電及售電	1,785,860	中國華電	1,688,120	80%	80%
華電新鄉發電有限公司(「新鄉公司」)	中國新鄉市	發電及售電	379,000	中國華電	365,596	90%	90%
安徽華電宿州發電有限公司(「宿州公司」)	中國宿州市	發電及售電(在建)	220,934	中國華電	208,783	97%	97%
安徽華電蕪湖發電有限公司(「蕪湖公司」)	中國蕪湖市	發電及售電(在建)	110,000	中國華電	98,546	95%	95%

財務報表附註(未經審計)*(續)*

5 稅項 *(續)*

(3) 應交稅費

	本集團		本公司	
	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元 (重報)	**2007年 6月30日 人民幣千元**	2006年 12月31日 人民幣千元 (重報)
應交增值稅	**122,795**	141,626	**61,390**	84,564
應交城市維護建設稅	**12,490**	22,719	**1,007**	11,304
應交企業所得稅	**71,661**	136,205	**48,217**	116,074
預付企業所得稅	**(15,322)**	(14,389)	**—**	—
其他	**15,989**	33,456	**7,134**	18,890
合計	**207,613**	319,617	**117,748**	230,832

財務報表附註(未經審計)(續)

5 稅項(續)

(2) 所得稅

除四川廣安發電有限責任公司(「廣安公司」)外,本集團本期間適用的所得稅率為33%(2006年:33%)。

本集團享受主要稅收優惠的子公司資料列示如下:

公司名稱	優惠稅率	優惠原因
廣安公司	15%	享受西部大開發企業所得稅優惠政策(註)

註: 按照《財政部、國家稅務總局、海關總署關於西部大開發稅收優惠政策問題的通知》(財稅[2001]202號)及《國家稅務局關於落實西部大開發有關稅收政策具體實施意見的通知》(國稅發[2002]47號)規定,在2001年至2010年期間,企業經稅務機關審核確認後,可減按15%稅率繳納企業所得稅。根據四川省國家稅務局出具的批准文件,廣安公司於截至2006年及2007年6月30日止6個月期間減按15%的稅率繳納企業所得稅。

本年度,本公司及其子公司適用的稅率和稅率優惠政策較上年度沒有發生變化。

2008年1月1日起,除廣安公司外,本集團適用的所得稅稅率為25%。

財務報表附註(未經審計)(續)

4 會計政策變更的說明(續)

(3) 如果假設2006年1月1日為首次執行日，自2006年1月1日起全面執行企業會計準則，將按照企業會計準則重新列報的淨利潤調整為假定2006年1月1日起全面執行企業會計準則的模擬淨利潤的調節項目列示如下：

	本集團 截至2006年 6月30日止 6個月期間 人民幣千元
會計政策變更調整後的金額	621,922
同一控制下被合併企業在合併前實現虧損	(1,261)
按企業會計準則重報的金額	620,661
長期股權投資差額	6,720
假設2006年1月1日起全面執行企業會計準則的模擬金額	627,381

5 稅項

(1) 本集團適用的與售電和供熱相關的稅費有增值稅、城市維護建設稅等主要稅種及稅率如下：

增值稅	
— 售電	17%
— 供熱	13%
城市維護建設稅	1 - 7%

財務報表附註(未經審計) *(續)*

4 會計政策變更的說明 *(續)*

(2) 上述會計政策變更對本集團2006年度及以前年度淨利潤及股東權益的影響匯總如下：*(續)*

2006年12月31日受影響的資產與負債項目

		本集團			本公司		
	附註	調整前 人民幣千元	調整數 人民幣千元	調整後 人民幣千元	調整前 人民幣千元	調整數 人民幣千元	調整後 人民幣千元
貨幣資金		1,283,980	(5,739)	1,278,241	576,989	—	576,989
應收票據		8,551	(1,483)	7,068	—	—	—
應收賬款		1,566,553	(47,402)	1,519,151	530,690	—	530,690
預付賬款		60,567	(60)	60,507	27,347	—	27,347
其他應收款	*	46,978	(575)	46,403	319,910	—	319,910
存貨		748,511	(17,570)	730,941	299,032	—	299,032
長期股權投資		1,968,304	(136,243)	1,832,061	6,845,111	(36,092)	6,809,019
固定資產		36,399,959	(1,138,924)	35,261,035	14,756,536	21,233	14,777,769
在建工程		6,336,183	(116,526)	6,219,657	1,392,458	43,674	1,436,132
無形資產	*	184,270	511,434	695,704	118,037	78,777	196,814
長期待攤費用		25,179	(25,179)	—	—	—	
商譽		—	274,209	274,209	—	7,019	7,019
遞延所得稅資產		95,604	32,375	127,979	82,274	—	82,274
短期借款		(10,072,402)	77,500	(9,994,902)	(4,486,902)	—	(4,486,902)
應付賬款		(3,061,574)	51,090	(3,010,484)	(1,231,025)	—	(1,231,025)
應付工資及福利費	*	(248,173)	(28,487)	(276,660)	(178,056)	(10,599)	(188,655)
其他應交款	*	(28,831)	28,831	—	(12,181)	12,181	—
其他應付款	*	(1,257,105)	38,434	(1,218,671)	(611,412)	4,877	(606,535)
應交稅金	*	(262,504)	(57,097)	(319,601)	(176,958)	(53,874)	(230,832)
一年內到期的長期借款		(2,429,078)	60,000	(2,369,078)	(1,479,935)	—	(1,479,935)
長期借款		(19,246,426)	650,500	(18,595,926)	(3,726,841)	—	(3,726,841)
專項應付款	*	(24,940)	9,300	(15,640)	(15,640)	—	(15,640)
遞延所得稅負債		(478,540)	(40,890)	(519,430)	—	—	—
其他非流動負債	*	—	(28,360)	(28,360)	—	—	—
盈餘公積		(1,521,931)	(6,720)	(1,528,651)	(1,521,931)	(6,720)	(1,528,651)
未分配利潤		(3,816,111)	(60,476)	(3,876,587)	(3,816,111)	(60,476)	(3,876,587)
少數股東		(2,081,356)	(21,942)	(2,103,298)	—	—	—
合計		4,195,668	—	4,195,668	7,691,392	—	7,691,392

* *本集團除根據附註4(1)對2006年12月31日的資產負債表項目進行追溯調整外，還按照《企業會計準則第38號——首次執行企業會計準則》的要求對2006年12月31日的資產負債表項目進行了重分類。*

財務報表附註(未經審計)(續)

4 會計政策變更的說明(續)

(1) 會計政策變更及影響(續)

(g) 開辦費(續)

本集團的開辦費發生於2006年下半年，本集團對上述開辦費的會計政策變更採用追溯調整法，按照本集團以前年度按國際財務報告準則編製的財務報表內的信息對2007年的相關期初項目進行調整。

(2) 上述會計政策變更對本集團及本公司2006年6月30日止6個月期間及以前年度淨利潤及股東權益的影響匯總如下：

		本集團			本公司		
		2006年 淨利潤	2006年 期末 股東權益	2006年 期初 股東權益	2006年 淨利潤	2006年 期末 股東權益	2006年 期初 股東權益
	附註	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
調整前之淨利潤及股東權益		507,747	12,642,548	12,526,171	507,747	12,642,548	12,526,171
同一控制下企業合併形成的長期股權投資差額	4(1)(b)	—	—	—	2,976	(75,491)	(78,467)
同一控制下企業合併商譽的賬面價值	4(1)(a)	2,976	(75,491)	(78,467)	—	—	—
一般借款利息資本化	4(1)(f)	36,255	84,158	47,903	32,208	73,696	41,488
少數股東權益		74,944	1,929,423	977,006	—	—	—
合計		114,175	1,938,090	946,442	35,184	(1,795)	(36,979)
調整後之淨利潤及股東權益		621,922	14,580,638	13,472,613	542,931	12,640,753	12,489,192

財務報表附註(未經審計)*(續)*

4 會計政策變更的說明*(續)*

(1) 會計政策變更及影響*(續)*

(e) 政府補助

對於與資產相關的政府補助(不包含政府資本性投入),在滿足補助所附條件時原將補助確認在資本公積中,現改為確認在遞延收益中,並在相關資產使用壽命內平均分配計入損益。

本集團沒有對上述政府補助的會計政策變更進行追溯調整。

(f) 借款費用

用於購建固定資產的一般借款的借款費用和專門借款中尚未使用部分產生的借款費用(扣除尚未動用的借款資金存入銀行取得的利息收入或進行暫時性投資取得的投資收益)原在發生時直接計入當期損益,現在符合一定條件時予以資本化,計入相關資產的成本。

本集團對上述借款費用的會計政策變更採用追溯調整法按照本集團以前年度按國際財務報告準則編製的財務報表內的信息對2006年的比較財務報表的相關項目進行調整。

(g) 開辦費

除購建固定資產以外,籌建期間所發生的費用原先在長期待攤費用中歸集,於企業開始生產經營當月一次計入當月的損益;現改為在費用發生時直接計入當期損益。

財務報表附註(未經審計)*(續)*

4 會計政策變更的說明*(續)*

(1) 會計政策變更及影響*(續)*

(b) 對子公司、合營企業和聯營企業的投資*(續)*

– 2007年1月1日,對於其他採用權益法核算的長期股權投資中存在的股權投資貸方差額全額沖銷,以沖銷貸方差額後的長期股權投資賬面餘額作為2007年1月1日的認定成本,並採用追溯調整法對2007年1月1日的報表相關項目和2006年的比較財務報表的相關項目進行調整。

(c) 金融工具

對於金融資產、金融負債和權益工具,原以歷史成本為基礎進行會計處理,現按附註3(11)的原則區分不同類別分別以公允價值、攤余成本或成本為基礎進行會計處理。

本集團在2007年1月1日所持有的金融資產和負債的公允價值與其賬面值並沒有重大差異,故此未對於金融工具的會計政策變更進行任何追溯調整。

(d) 長期股權投資、固定資產、無形資產、商譽等資產減值損失的轉回

對於長期股權投資、固定資產、無形資產等資產,如果有跡象表明以前年度據以計提資產減值的各種因素發生變化,使得資產的可收回金額大於其賬面價值時,原將以前年度已確認的資產減值損失轉回,現不允許轉回。

本集團沒有對上述資產減值的會計政策變更進行追溯調整。

財務報表附註(未經審計)*(續)*

4 會計政策變更的說明*(續)*

(1) 會計政策變更及影響*(續)*

(b) 對子公司、合營企業和聯營企業的投資

對子公司的投資原在母公司報表中按權益法核算，現改按成本法核算。

對合營企業的投資原在合併財務報表中按比例合併法核算，現改按權益法核算。

採用權益法核算對合營企業和聯營企業投資時，原將初始投資成本與應享有被投資單位所有者權益份額的借方差額分期平均攤銷，計入損益，將貸方差額計入資本公積。現改為，對於長期股權投資的初始投資成本大於投資時應享有被投資單位可辨認淨資產公允價值份額的，以前者作為長期股權投資的成本；對於長期股權投資的初始投資成本小於投資時應享有被投資單位可辨認淨資產公允價值份額的，以後者作為長期股權投資的成本，長期股權投資的成本與初始投資成本的差額計入當期損益。

本集團在2007年1月1日對以上會計政策變更進行了下述追溯調整：

— 對於2007年1月1日之前同一控制下企業合併產生的長期股權投資，本集團在2007年1月1日將尚未攤銷完畢的股權投資差額全額沖銷，以沖銷股權投資差額後的長期股權投資賬面餘額作為2007年1月1日的認定成本，並採用追溯調整法對2007年1月1日的報表相關項目和2006年的比較財務報表的相關項目進行調整。

財務報表附註(未經審計)*(續)*

4 會計政策變更的說明*(續)*

(1) 會計政策變更及影響*(續)*

對於企業會計準則(2006)規定的與以前年度採用的會計準則不同的原則，如果本集團在以前年度按國際財務報告準則編製財務報表時已採用了企業會計準則(2006)規定的原則，則本集團會依據以前年度按國際財務報告準則編製財務報表時所依據的信息，對企業會計準則(2006)引起的會計政策變更進行追溯調整。此外，本集團還根據《企業會計準則第38號 — 首次執行企業會計準則》的有關規定，對其他項目進行了追溯調整。

除根據《意見》和《企業會計準則第38號——首次執行企業會計準則》要求對下述(a)、(b)、(f)及(g)四項進行了追溯調整外，本集團沒有對其他項目的會計政策變更進行追溯調整。

由於採用企業會計準則(2006)，本集團的主要會計政策發生如下變更：

(a) 企業合併及商譽

對於企業合併，原將合併成本與應享有被合併企業所有者權益份額的借方差額確認為股權投資差額或商譽，分期平均攤銷，計入損益，將貸方差額計入資本公積或負商譽。現區分同一控制下企業合併和非同一控制下企業合併分別進行會計處理(參見附註3(1))，非同一控制下企業合併中確認的商譽不攤銷。本集團對2007年1月1日之前發生的企業合併進行了下述調整或追溯調整：

— 對於2007年1月1日之前同一控制下企業合併中確認的商譽，本集團全額沖銷原已確認商譽的攤餘價值，並採用追溯調整法對2006年的比較財務報表的相關項目進行調整。

財務報表附註(未經審計)*(續)*

3 主要會計政策*(續)*

(20) 分部報告

分部是本集團負責提供產品或服務之可辨識部份(業務分部)或負責在特定之經濟環境中提供產品或服務之可辦識部分(地域分部),各分部所承擔及獲得之風險及回報並不相同。

由於本集團所有經營活動全部在中國進行及來自本集團發電及售電業務以外活動之營業額及利潤貢獻均少於10%,因此並未提供本集團營業額及利潤貢獻的地域或業務分析。本集團並無其他佔本集團總資產10%以上的地域或業務分部。

4 會計政策變更的說明

(1) 會計政策變更及影響

本集團於2007年1月1日起開始執行企業會計準則(2006),採用企業會計準則(2006)後的主要會計政策已在附註3中列示。

本集團已發行H股,以前年度同時按照適用的中國會計準則及國際財務報告準則對外提供財務報表。根據財政部會計準則委員會成立的「企業會計準則實施問題專家工作組」2007年2月1日公佈的《企業會計準則實施問題專家工作組意見》(以下簡稱「《意見》」)要求,本集團在首次執行日對執行企業會計準則(2006)引起的會計政策變更所涉及的有關項目,按以下原則進行追溯調整。

財務報表附註(未經審計)*(續)*

3 主要會計政策*(續)*

(19) 關聯方*(續)*

除上述按照企業會計準則2006的有關要求被確定為本集團的關聯方外，根據證監會頒佈的《上市公司信息披露管理辦法》的要求，以下企業或個人(包括但不限於)也屬於本集團的關聯方：

(m) 持有本公司5%以上股份的企業或者一致行動人；

(n) 直接或者間接持有本公司5%以上股份的個人及其關係密切的家庭成員；

(o) 在過去12個月內或者根據相關協議安排在未來12月內，存在上述(a)、(c)和(m)；

(p) 在過去12個月內或者根據相關協議安排在未來12月內，存在(i)、(j)和(n)情形之一的；及

(q) 由(i)、(j)、(n)和(p)直接或者間接控制的、或者擔任董事、高級管理人員的，除本公司及其控股子公司以外的企業。

財務報表附註(未經審計)*(續)*

3 主要會計政策*(續)*

(19) 關聯方

本集團控制、共同控制另一方或對另一方施加重大影響；或另一方控制、共同控制本集團或對本集團施加重大影響；或本集團與另一方同受一方控制、共同控制或重大影響被視為關聯方。關聯方可為個人或企業。僅僅同受國家控制而不存在其他關聯方關係的企業，不構成本集團的關聯方。本集團的關聯方包括但不限於：

(a) 本公司的母公司；

(b) 本公司的子公司；

(c) 與本公司受同一母公司控制的其他企業；

(d) 對本集團實施共同控制的投資方；

(e) 對本集團施加重大影響的投資方；

(f) 本集團的合營企業；

(g) 本集團的聯營企業；

(h) 本集團的主要投資者個人及與其關係密切的家庭成員；

(i) 本集團的關鍵管理人員及與其關係密切的家庭成員；

(j) 本公司母公司的關鍵管理人員；

(k) 與本公司母公司關鍵管理人員關係密切的家庭成員；及

(l) 本集團的主要投資者個人、關鍵管理人員或與其關係密切的家庭成員控制、共同控制或施加重大影響的其他企業。

財務報表附註(未經審計)*(續)*

3 主要會計政策*(續)*

(17) 借款費用*(續)*

- 對於為購建符合資本化條件的資產而借入的專門借款，本集團以專門借款當期按實際利率計算的利息費用，減去將尚未動用的借款資金存入銀行取得的利息收入或進行暫時性投資取得的投資收益後的金額確定。

- 對於為購建符合資本化條件的資產而佔用的一般借款，本集團根據累計資產支出超過專門借款部分的資產支出的加權平均數乘以所佔用一般借款的資本化率，計算確定一般借款應予資本化的利息金額。資本化率是根據一般借款加權平均的實際利率計算確定。

資本化期間是指本集團從借款費用開始資本化時點到停止資本化時點的期間，借款費用暫停資本化的期間不包括在內。對於符合資本化條件的資產在購建過程中發生非正常中斷、且中斷時間連續超過3個月的，本集團暫停借款費用的資本化。

(18) 股利分配

資產負債表日後，經審議批准的利潤分配方案中擬分配的股利或利潤，不確認為資產負債表日的負債，在附註中單獨披露。

財務報表附註(未經審計)*(續)*

3 主要會計政策*(續)*

(16) 政府補助

政府補助是本集團從政府無償取得的貨幣性資產或非貨幣性資產，但不包括政府以投資者身份向本集團投入的資本。政府撥入的投資補助等專項撥款中，國家相關文件規定作為資本公積處理的，也屬於資本性投入的性質，不屬於政府補助。

政府補助在能夠滿足政府補助所附條件，並能夠收到時，予以確認。

政府補助為貨幣性資產的，按照收到或應收的金額計量。政府補助為非貨幣性資產的，按照公允價值計量。

與資產相關的政府補助，本集團將其確認為遞延收益，並在相關資產使用壽命內平均分配，計入當期損益。與收益相關的政府補助，如果用於補償本集團以後期間的相關費用或損失的，本集團將其確認為遞延收益，並在確認相關費用的期間，計入當期損益；如果用於補償本集團已發生的相關費用或損失的，則直接計入當期損益。

(17) 借款費用

本集團發生的可直接歸屬於符合資本化條件的資產的購建借款費用，予以資本化並計入相關資產的成本。

除上述借款費用外，其他借款費用均於發生當期確認為財務費用。

在資本化期間內，本集團按照下列方法確定每一會計期間的利息資本化金額(包括折價或溢價的攤銷)：

財務報表附註(未經審計) *(續)*

3 主要會計政策 *(續)*

(14) 預計負債及或有負債 *(續)*

對過去的交易或者事項形成的潛在義務，其存在須通過未來不確定事項的發生或不發生予以證實；或過去的交易或者事項形成的現時義務，履行該義務不是很可能導致經濟利益流出本集團或該義務的金額不能可靠計量，則本集團會將該潛在義務或現時義務披露為或有負債。

(15) 收入確認

收入是本集團在日常活動中形成的、會導致股東權益增加且與股東投入資本無關的經濟利益的總流入。收入只有在經濟利益很可能流入從而導致集團資產增加或者負債減少、且經濟利益的流入額能夠可靠計量時才能予以確認。收入根據以下具體方法確認：

(a) 電力收入

電力收入於電力供應至各電廠所在地的省電網公司時確認。

(b) 熱力收入

熱力收入於熱力供應至客戶時確認。

(c) 利息收入

利息收入是按存款的存放時間和實際利率計算確定的。

財務報表附註(未經審計)*(續)*

3 主要會計政策*(續)*

(13) 所得税

本集團除了將與直接計入股東權益的交易或者事項有關的所得税影響計入股東權益外，當期所得税和遞延所得税費用(或收益)計入當期損益。

遞延所得税資產與遞延所得税負債分別根據可抵扣暫時性差異和應納税暫時性差異確定。暫時性差異是指資產或負債的賬面價值與其計税基礎之間的差額，包括能夠結轉以後年度的可抵扣虧損和税款抵減。遞延所得税資產的確認以很可能取得用來抵扣可抵扣暫時性差異的應納税所得額為限。

如果不屬於企業合併交易且交易發生時既不影響會計利潤也不影響應納税所得額(或可抵扣虧損)，則該項交易中產生的暫時性差異不會產生遞延所得税。商譽的初始確認導致的暫時性差異也不產生相關的遞延所得税。

資產負債表日，本集團對於當期和以前期間形成的當期所得税負債(或資產)，按照税法規定計算的預期應交納(或返還)的所得税金額計量。

資產負債表日，本集團根據遞延所得税資產和負債的預期實現或結算方式，依據已頒佈的税法規定，按照預期收回該資產或清償該負債期間的適用税率計量該遞延所得税資產和負債的賬面金額。

(14) 預計負債及或有負債

如果與或有事項相關的義務是本集團承擔的現時義務，且該義務的履行很可能會導致經濟利益流出本集團，以及有關金額能夠可靠地計量，則本集團會確認預計負債。

財務報表附註(未經審計) *(續)*

3 主要會計政策 *(續)*

(12) 職工薪酬

職工薪酬是本集團為獲得員工提供的服務而給予的各種形式報酬以及其他相關支出。除因辭退福利外，本集團在員工提供服務的會計期間，將應付的職工薪酬確認為負債，並相應增加資產成本或當期費用。

(a) 退休福利

按照中國有關法規，本集團員工參加了由當地勞動和社會保障部門組織實施的社會基本養老保險。本集團以當地規定的社會基本養老保險繳納基數和比例，向當地社會基本養老保險經辦機構繳納養老保險費。上述繳納的社會基本養老保險按照權責發生制原則計入當期損益。員工退休後，各地勞動及社會保障部門有責任向已退休員工支付社會基本養老金。本集團不再有其他的支付義務。

(b) 住房公積金及其他社會保險費用

除退休福利外，本集團根據有關法律、法規和政策的規定，為在職員工繳納住房公積金及基本醫療保險、失業保險、工傷保險和生育保險等社會保險費用。本集團每月按照員工工資的一定比例向相關部門支付住房公積金及上述社會保險費用，並按照權責發生制原則計入當期損益。

財務報表附註(未經審計)*(續)*

3 主要會計政策*(續)*

(11) 金融工具*(續)*

(c) 公允價值的確定*(續)*

所採用的估值方法包括參考熟悉情況並自願交易的各方最近進行的市場交易中使用的價格、參照實質上相同的其他金融工具的當前公允價值和現金流量折現。本集團定期評估估值方法，並測試其有效性。

(d) 金融資產和金融負債的終止確認

當收取某項金融資產的現金流量的合同權利終止或將所有權上幾乎所有的風險和報酬轉移時，本集團終止確認該金融資產。

金融資產整體轉移滿足終止確認條件的，本集團將下列兩項金額的差額計入當期損益：

— 所轉移金融資產的賬面價值；

— 因轉移而收到的對價，與原直接計入股東權益的公允價值變動累計額之和。

金融負債的現時義務全部或部分已經解除的，本集團終止確認該金融資負債或其一部分。

(e) 權益工具

權益工具是指能證明擁有本集團在扣除所有負債後的資產中的剩餘權益的合同。

本集團發行權益工具收到的對價扣除交易費用後，確認為股本、資本公積。

財務報表附註(未經審計)*(續)*

3 主要會計政策*(續)*

(11) 金融工具*(續)*

(b) 金融資產的減值*(續)*

– 可供出售金融資產

如果可供出售金融資產發生減值時，即使該金融資產沒有終止確認，本集團將原直接計入股東權益的因公允價值下降形成的累計損失從股東權益轉出，計入當期損益。

對於已確認減值損失的可供出售債務工具，在隨後的會計期間公允價值已上升且客觀上與確認原減值損失確認後發生的事項有關的，原確認的減值損失應當予以轉回，計入當期損益。可供出售權益工具投資發生的減值損失，不通過損益轉回。

– 在活躍市場中沒有報價且公允價值不能可靠計量的權益工具投資

在活躍市場中沒有報價且公允價值不能可靠計量的權益工具投資發生減值時，本集團將該權益工具投資或衍生金融資產的賬面價值，與按照類似金融資產當時市場收益率對未來現金流量折現確定的現值之間的差額，確認為減值損失，計入當期損益。該減值損失不能轉回。

(c) 公允價值的確定

本集團對存在活躍市場的金融資產或金融負債，用活躍市場中的報價確定其公允價值。對金融工具不存在活躍市場的，採用估值技術確定其公允價值。

財務報表附註(未經審計)*(續)*

3 主要會計政策 *(續)*

(11) 金融工具 *(續)*

(a) 金融資產及金融負債的確認和計量 *(續)*

— 其他金融負債

其他金融負債是指除以公允價值計量且其變動計入當期損益的金融負債以外的金融負債。其他金融負債於初始確認後採用實際利率法按攤余成本計量。實際利率,是指將金融負債在預期存續期間或適用的更短期間內的未來現金流量,折現為該金融負債當前賬面價值所使用的利率。

(b) 金融資產的減值

本集團在資產負債表日對以公允價值計量且其變動計入當期損益的金融資產以外的金融資產的賬面價值進行檢查,有客觀證據表明該金融資產發生減值的,計提減值準備。

— 應收款項

當應收款項的預計未來現金流量(不包括尚未發生的未來信用損失)按原實際利率折現的現值低於其賬面價值時,本集團將應收款項的賬面價值減記至該現值,減記的金額確認為資產減值損失,計入當期損益。對單項金額重大的應收款項,單獨進行減值測試。

在應收款項確認減值損失後,如有客觀證據表明該金融資產價值已恢復,且客觀上與確認該損失後發生的事項有關,本集團將原確認的減值損失予以轉回,計入當期損益。該轉回後的賬面價值不超過假定不計提減值準備情況下該金融資產在轉回日的攤余成本。

財務報表附註(未經審計)*(續)*

3 主要會計政策*(續)*

(11) 金融工具*(續)*

(a) 金融資產及金融負債的確認和計量*(續)*

— 應收款項

應收款項是指在活躍市場中沒有報價、回收金額固定或可確定的非衍生金融資產。

初始確認後,應收款項以實際利率法按攤余成本計量。

— 可供出售金融資產

本集團將在初始確認時即被指定為可供出售的非衍生金融資產以及沒有歸類到其他類別的金融資產分類為可供出售金融資產。

對於在活躍市場中沒有報價且其公允價值不能可靠計量的權益工具投資,初始確認後按成本計量。

除上述公允價值不能可靠計量的權益工具投資外,其他可供出售金融資產,初始確認後以公允價值計量,公允價值變動形成的利得或損失,除減值損失和外幣貨幣性金融資產形成的匯兑差額計入當期損益外,其他利得或損失直接計入股東權益,在可供出售金融資產終止確認時轉出,計入當期損益。

財務報表附註(未經審計)(續)

3 主要會計政策(續)

(11) 金融工具(續)

(a) 金融資產及金融負債的確認和計量(續)

本集團在初始確認時按取得資產或承擔負債的目的，把金融工具分為不同類別：以公允價值計量且其變動計入當期損益的金融資產和金融負債、貸款及應收款項、持有至到期投資、可供出售金融資產和其他金融負債。

在初始確認時，金融資產及金融負債均以公允價值計量。對於以公允價值計量且其變動計入當期損益的金融資產或金融負債，相關交易費用直接計入當期損益；對於其他類別的金融資產或金融負債，相關交易費用計入初始確認金額。

— 以公允價值計量且其變動計入當期損益的金融資產和金融負債(包括交易性金融資產或金融負債)

本集團持有為了近期內出售或回購的金融資產和金融負債及衍生工具屬於此類。但是被指定且為有效套期工具的衍生工具、屬於財務擔保合同的衍生工具、與在活躍市場中沒有報價且其公允價值不能可靠計量的權益工具投資掛鈎並須通過交付該權益工具結算的衍生工具除外。

初始確認後，以公允價值計量且其變動計入當期損益的金融資產和金融負債以公允價值計量，公允價值變動形成的利得或損失計入當期損益。

財務報表附註(未經審計)*(續)*

3 主要會計政策*(續)*

(10) 資產減值準備*(續)*

資產(或資產組)的公允價值減去處置費用後的淨額，是根據公平交易中銷售協議價格減去可直接歸屬於該資產(或資產組)處置費用的金額確定。資產(或資產組)預計未來現金流量的現值，按照資產(或資產組)在持續使用過程中和最終處置時所產生的預計未來現金流量，綜合考慮資產(或資產組)的預計未來現金流量、使用壽命和折現率等因素選擇恰當的折現率對其進行折現後的金額加以確定。

可收回金額的計量結果表明，資產(或資產組)的可收回金額低於其賬面價值的，資產(或資產組)的賬面價值會減記至可收回金額，減記的金額確認為資產減值損失，計入當期損益，同時計提相應的資產減值準備。

資產減值損失一經確認，在以後會計期間不會轉回。

(11) 金融工具

本集團的金融工具包括貨幣資金、債券投資、應收款項、應付款項、借款及股本等。

(a) 金融資產及金融負債的確認和計量

金融資產和金融負債在本集團成為相關金融工具合同條款的一方時，於資產負債表內確認。

財務報表附註(未經審計)(續)

3 主要會計政策(續)

(9) 商譽

在非同一控制下企業合併中，本集團將合併成本大於合併中取得的被購買方可辨認淨資產公允價值份額的差額，確認為商譽。本集團對商譽不攤銷。每年年度終了對商譽進行減值測試(參見附註3(10))。

(10) 資產減值準備

本集團在資產負債表日根據內部及外部信息以確定下列資產是否存在減值的跡象，包括：

- 固定資產；
- 在建工程；
- 使用壽命有限的無形資產；及
- 長期股權投資(除成本法核算的、在活躍市場中沒有報價、公允價值不能可靠計量的長期股權投資)等。

本集團對存在減值跡象的資產進行減值測試，估計資產的可收回金額。此外，對於商譽，無論是否存在減值跡象，本集團也會每年估計其可收回金額。商譽的測試是結合與其相關的資產組或者資產組組合進行的。

資產組是本集團可以認定的最小資產組合，其產生的現金流入基本上獨立於其他資產或者資產組。資產組由創造現金流入相關的資產組成。本集團在認定資產組時，主要考慮該資產組能否獨立產生現金流入，同時考慮本集團對生產經營活動的管理方式、以及對資產使用或者處置的決策方式等。

可收回金額是指資產(或資產組)的公允價值減去處置費用後的淨額與資產(或資產組)預計未來現金流量的現值兩者之間較高者。

財務報表附註(未經審計)*(續)*

3 主要會計政策*(續)*

(6) 固定資產及在建工程*(續)*

本集團對固定資產在固定資產使用壽命內按直線法計提折舊，各類固定資產的使用壽命和預計淨殘值分別為：

	使用壽命	預計淨殘值	折舊率
廠房及建築物	20至35年	3% - 5%	2.7% - 4.9%
發電機組	5至20年	3% - 5%	4.8% - 19.4%
其他	5至10年	3% - 5%	9.5% - 19.4%

本集團每年對固定資產的使用壽命、預計淨殘值和折舊方法進行覆核並在必要時作適當調整。

(7) 經營租賃費用

經營租賃的租金費用在租賃期內按直線法確認為相關資產成本或費用。

(8) 無形資產

無形資產以成本減累計攤銷及減值準備(參見附註3(10))記入資產負債表內。對於使用壽命有限的無形資產，本集團將無形資產的成本扣除殘值和減值準備按直線法在預計使用壽命期內攤銷。土地使用權的攤銷年限以土地使用權證規定年限為準。

對於將無法預見為企業帶來經濟利益期限的無形資產，本集團視其為使用壽命不確定的無形資產，截至資產負債表日，本集團沒有使用壽命不確定的無形資產。

本集團每年對使用壽命有限的無形資產的使用壽命及攤銷方法進行覆核並在必要時作適當調整。

財務報表附註(未經審計)(續)

3 主要會計政策(續)

(5) 長期股權投資(續)

(c) 對被投資企業沒有控制、共同控制、重大影響，且在活躍市場中沒有報價、公允價值不能可靠計量的長期股權投資

按照上述對合營企業和聯營企業投資的初始成本確認和計量原則確認本類投資的初始投資成本，並採用成本法進行後續計量。

本集團對成本法核算的、在活躍市場中沒有報價、公允價值不能可靠計量的長期股權投資按照附註3(11)(b)計提減值準備。

(6) 固定資產及在建工程

固定資產指本集團為生產電力及熱力和經營管理而持有的，使用壽命超過一個會計年度的有形資產。

固定資產以成本減累計折舊及減值準備(參見附註3(10))記入資產負債表內。在建工程以成本減減值準備(參見附註3(10))記入資產負債表內。

在有關建造的資產達到預定可使用狀態之前發生的與購建固定資產有關的一切直接或間接成本，包括用於購建符合資本化條件的固定資產的借款費用，全部資本化為在建工程。

在建工程於達到預定可使用狀態時轉入固定資產。在建工程不計提折舊。

財務報表附註(未經審計)*(續)*

3 主要會計政策*(續)*

(5) 長期股權投資*(續)*

(b) 對合營企業和聯營企業的投資*(續)*

— 取得對合營企業和聯營企業投資後，本集團按照應享有或應分擔的被投資單位實現的淨損益的份額，確認投資損益並調整長期股權投資的賬面價值；按照被投資單位宣告分派的利潤或現金股利計算應分得的部分，相應減少長期股權投資的賬面價值。

在計算應享有或應分擔的被投資單位實現的淨損益的份額時，本集團以取得投資時被投資單位各項可辨認資產等的公允價值為基礎，對於被投資單位的會計政策或會計期間與本集團不同的，權益法核算時已按照本集團的會計政策或會計期間對被投資單位的財務報表進行必要調整。

本集團對合營企業或聯營企業發生的淨虧損，除本集團負有承擔額外損失義務外，以長期股權投資的賬面價值以及其他實質上構成對合營企業或聯營企業淨投資的長期權益減記至零為限。合營企業或聯營企業以後實現淨利潤的，本集團在收益分享額彌補未確認的虧損分擔額後，恢復確認收益分享額。

對合營企業和聯營企業的長期股權投資，本集團按照附註3(10)計提減值準備。

財務報表附註(未經審計)*(續)*

3 主要會計政策*(續)*

(5) 長期股權投資*(續)*

(b) 對合營企業和聯營企業的投資

合營企業指本集團與其他投資方根據合約安排對其實施共同控制的企業。共同控制指按照合同約定對經濟活動所共有的控制，僅在與經濟活動相關的重要財務和經營決策需要分享控制權的投資方一致同意時存在。

聯營企業指本集團能夠對其施加重大影響的企業。重大影響指，對被投資單位的財務和經營政策有參與決策的權力，但並不能夠控制或者與其他方一起共同控制這些政策的制定。

在初始確認對合營企業和聯營企業投資時，對於以支付現金取得的長期股權投資，本集團按照實際支付的購買價款作為初始投資成本。對於發行權益性證券取得的長期股權投資，本集團按照發行權益性證券的公允價值作為初始投資成本。對於投資者投入的長期股權投資，本集團按照投資合同或協議約定的價值作為初始投資成本。

本集團對被投資單位具有共同控制或重大影響的長期股權投資採用權益法核算。

— 對於長期股權投資的初始投資成本大於投資時應享有被投資單位可辨認淨資產公允價值份額的，以前者作為長期股權投資的成本；對於長期股權投資的初始投資成本小於投資時應享有被投資單位可辨認淨資產公允價值份額的，以後者作為長期股權投資的成本，長期股權投資的成本與初始投資成本的差額計入當期損益。

財務報表附註(未經審計)(續)

3 主要會計政策(續)

(4) 存貨

存貨包括煤、燃油、物料、組件及零件。存貨以成本值減存貨陳舊準備入賬。

存貨成本包括採購成本及運輸成本和處理費用(以適用者為準)。存貨在取得時按實際成本入賬。耗用煤及燃油的成本按月末一次加權平均法計算;耗用物料、組件及零件的成本按移動加權平均法計算。

本集團存貨盤存制度為永續盤存制。

本集團按期末存貨成本高於可變現淨值的差額計提存貨跌價準備,計入當期損益。

(5) 長期股權投資

(a) 對子公司的投資

對於同一控制下的企業合併形成的對子公司的長期股權投資,本集團按照合併日取得的被合併方所有者權益賬面價值的份額作為長期股權投資的初始投資成本。對於長期股權投資初始投資成本與支付的現金、轉讓的非現金資產以及所承擔債務賬面價值之間的差額,調整資本公積中的股本溢價(或資本溢價);資本公積中的股本溢價(或資本溢價)不足沖減時,調整留存收益。

對於非同一控制下的企業合併形成的對子公司的長期股權投資,本集團按照購買日確定的合併成本作為長期股權投資的初始投資成本。

對於企業合併以外形成的長期股權投資,本集團按取得時支付的對價確認初始投資成本。

本公司對子公司的長期股權投資在個別財務報表中採用成本法核算,期末按照成本減去減值準備(附註3(10))後記入資產負債表內;在合併財務報表中,按附註3(1)進行處理。

財務報表附註（未經審計）*(續)*

3 主要會計政策 *(續)*

(2) 外幣折算

本集團收到投資者以外幣投入資本時按當日即期匯率折合為人民幣，其他外幣交易在初始確認時按交易發生日的即期匯率折合為人民幣。

即期匯率是中國人民銀行公佈的人民幣外匯牌價、國家外匯管理局公佈的外匯牌價或根據公佈的外匯牌價套算的匯率。

期末外幣貨幣性項目，採用資產負債表日的即期匯率折算。除與購建符合資本化條件資產有關專門外幣借款本金和利息的匯兑差額(參見附註3(17))外，其他匯兑差額計入當期損益。以歷史成本計量的外幣非貨幣性項目，不改變其記賬本位幣金額。以公允價值計量的外幣非貨幣性項目，採用公允價值確定日的即期匯率折算，折算後的記賬本位幣金額與原記賬本位幣金額的差額，屬於可供出售金融資產的外幣非貨幣性項目，其差額計入資本公積；屬於以公允價值計量且其變動計入當期損益的外幣非貨幣性項目，其差額計入當期損益。

(3) 現金等價物

現金等價物指本集團持有期限短、流動性強、易於轉換為已知金額現金、價值變動風險很小的投資。

財務報表附註(未經審計)*(續)*

3 主要會計政策*(續)*

(1) 企業合併及合併財務報表*(續)*

(c) 合併財務報表*(續)*

本公司通過同一控制下企業合併取得的子公司，在編製合併當期財務報表時，視同被合併子公司在本公司最終控制方對其開始實施控制時納入本公司合併範圍。因此本公司在編製合併當期財務報表時，將被合併子公司的經營成果自本公司最終控制方開始實施控制時起納入本公司合併利潤表中，並對合併財務報表的期初數以及前期比較報表進行相應調整。

本公司通過非同一控制下企業合併取得的子公司，自購買日起將被購買子公司的經營成果納入本公司合併利潤表中。納入合併利潤表中的被購買子公司的經營成果是以被購買方各項可辨認資產、負債及或有負債在購買日的公允價值為基礎確定。

子公司少數股東應佔的權益和損益分別在合併資產負債表中股東權益項目下和合併利潤表中淨利潤項目下單獨列示。

當子公司所採用的會計期間或會計政策與本公司不一致時，合併時已按照本公司的會計期間或會計政策對子公司財務報表進行必要的調整。合併時所有集團內重大交易，包括集團內未實現利潤及往來餘額均已抵銷。

財務報表附註(未經審計)*(續)*

3 主要會計政策*(續)*

(1) 企業合併及合併財務報表*(續)*

(b) 非同一控制下的企業合併

參與合併的各方在合併前後不受同一方或相同的多方最終控制的，為非同一控制下的企業合併。本集團在購買日對作為企業合併對價付出的資產、發生或承擔的負債按照公允價值計量，公允價值與其賬面價值的差額，計入當期損益。購買日是指本集團實際取得對被購買方控制權的日期。

本集團在購買日對合併成本進行分配，確認所取得的被購買方各項可辨認資產、負債及或有負債的公允價值。

當合併成本大於合併中取得的被購買方可辨認淨資產公允價值份額時，其差額確認為商譽。

當合併成本小於合併中取得的被購買方可辨認淨資產公允價值份額時，本集團對取得的被購買方各項可辨認資產、負債及或有負債的公允價值以及合併成本的計量進行覆核；經覆核後合併成本仍小於合併中取得的被購買方可辨認淨資產公允價值份額的，其差額計入當期損益。

(c) 合併財務報表

合併財務報表的合併範圍以控制為基礎確定，包括本公司直接或通過子公司間接擁有其半數以上表決權的被投資單位(有證據表明本公司不能實施控制的除外)，或本公司擁有其半數或以下的表決權但能夠實施控制的被投資單位。

財務報表附註(未經審計)*(續)*

2 財務報表編製基礎 *(續)*

(3) 計量屬性

除公允價值套期(參見附註3(11)(a))外，本公司編製財務報表時採用歷史成本進行計量。

(4) 記賬本位幣

本集團的記賬本位幣為人民幣。本公司編製財務報表採用的貨幣為人民幣。

3 主要會計政策

(1) 企業合併及合併財務報表

(a) 同一控制下的企業合併

參與合併的企業在合併前後均受同一方或相同的多方最終控制且該控制並非暫時性的，為同一控制下的企業合併。合併方在企業合併中取得的資產和負債，按照合併日在被合併方的賬面價值計量。取得的淨資產賬面價值與支付的合併對價賬面價值(或發行股份面值總額)的差額，調整資本公積；資本公積不足沖減的，調整留存收益。合併日為合併方實際取得對被合併方控制權的日期。

財務報表附註(未經審計)*(續)*

1 公司基本狀況 *(續)*

根據國務院國有資產監督管理委員會國資產權[2006]700號文《關於華電國際電力股份有限公司股權分置改革有關問題的批覆》，本公司於2006年7月28日進行股權分置改革。本公司全體非流通股股東向股權分置改革方案實施的股份變更登記日(2006年7月28日)登記在冊的流通A股股東每10股支付3股對價股份，共170,700,000股企業法人股。自2006年8月1日起，本公司所有企業法人股即獲得上交所上市流通權，但由於有限售條件，由原非流通股股東所持有的3,850,356,200股原企業法人股目前暫時沒有實際流通。

本公司所有A股及H股在各重大方面均享有同等權利。

本公司及其子公司(「本集團」)主要從事發電及供熱業務，所發的電力全部輸往各電廠所在地的省電網公司。

2 財務報表編製基礎

(1) 遵循企業會計準則的聲明

本公司編製的財務報表符合中國財政部(以下簡稱「財政部」)頒佈的企業會計準則(2006)的要求，真實、完整地反映了本集團的合併財務狀況和財務狀況、合併經營成果和經營成果以及合併現金流量和現金流量。

(2) 會計年度

本集團的會計年度自公曆1月1日起至12月31日止。

財務報表附註(未經審計)

(金額單位：人民幣)

1 公司基本狀況

華電國際電力股份有限公司(以下簡稱「本公司」)是於1994年6月28日在中華人民共和國(「中國」)成立的股份有限公司，總部位於中國山東省濟南市經三路14號。本公司的母公司和最終控股公司為中國華電集團公司(「中國華電」)。

本公司是經原中華人民共和國國家經濟體制改革委員會體改生[1994]76號文《關於設立山東國際電源開發股份有限公司的批覆》批准成立的股份有限公司，註冊股本為每股面值人民幣1元的普通股3,825,056,200股，計人民幣3,825,056,200元。同日，本公司的發起人山東電力集團公司、山東省國際信託投資公司、山東魯能開發總公司、中國電力信託投資有限公司及棗莊市基本建設投資公司投入本公司有關兩家位於中國山東省鄒縣及十里泉的發電廠的所有資產(土地除外)及負債，連同兩家發電廠的若干有關在建工程，代價為將上述全部股本配發予有關的發起人。

本公司經國務院證券委員會於1998年12月15日以證監發[1998]317號文件批准發行境外股(H股)，註冊股本每股面值人民幣1元的普通股因此增加至5,256,084,200股，其中內資股為3,825,056,200股，境外股(H股)為1,431,028,000股。本公司於1999年6月成功地將本公司的1,431,028,000股境外股(H股)在香港聯合交易所掛牌上市。

根據股東大會於2003年6月24日通過的決議，本公司的名稱由「山東國際電源開發股份有限公司」改為「華電國際電力股份有限公司」，並於2003年11月1日取得了更新的企股魯總字第003922號企業法人營業執照。

本公司經中國證券監督管理委員會於2005年1月以證監發行字[2005]2號文批准發行765,000,000股人民幣普通股，每股面值人民幣1元，本公司的註冊股本因此增加至6,021,084,200股。新發行的人民幣普通股包括196,000,000非流通企業法人股。其餘的569,000,000 A股於2005年2月3日在上海證券交易所(「上交所」)掛牌上市。

股東權益變動表（未經審計）

自2007年1月1日至2007年6月30日止6個月期間

（金額單位：人民幣千元）

	2007年					2006年				
	股本	資本公積	盈餘公積	未分配利潤	股東權益合計	股本	資本公積	盈餘公積	未分配利潤	股東權益合計
上年末餘額	6,021,084	2,018,190	1,521,931	3,816,111	13,377,316	6,021,084	1,897,561	1,409,742	3,197,784	12,526,171
會計政策變更										
（附註4）	–	–	6,720	60,476	67,196	–	–	(3,698)	(33,281)	(36,979)
本期初餘額	6,021,084	2,018,190	1,528,651	3,876,587	13,444,512	6,021,084	1,897,561	1,406,044	3,164,503	12,489,192
本期增減變動金額										
淨利潤	–	–	–	312,545	312,545	–	–	–	542,931	542,931
同一控制下										
企業合併的										
資本公積調整	–	(21,864)	–	–	(21,864)	–	–	–	–	–
國家資本性投入	–	15,640	–	–	15,640	–	–	–	–	–
直接計入股東權益										
的利得損失										
－權益法下被投資										
單位其他股東										
權益變動的影響	–	(740)	–	–	(740)	–	–	–	–	–
利潤分配	–	–	–	(373,307)	(373,307)	–	–	–	(391,370)	(391,370)
本期末餘額	6,021,084	2,011,226	1,528,651	3,815,825	13,376,766	6,021,084	1,897,561	1,406,044	3,316,064	12,640,753

此財務報表已於2007年8月23日獲董事會批准。

曹培璽
法定代表人

祝方新
主管會計工作的公司負責人

陶雲鵬
會計機構負責人

刊載於第68頁至第182頁的財務報表附註為本財務報表的組成部分。

合併股東權益變動表（未經審計）

自2007年1月1日至2007年6月30日止6個月期間

(金額單位：人民幣千元)

	2007年							2006年						
	歸屬於母公司股東權益							歸屬於母公司股東權益						
	股本	資本公積	盈餘公積	未分配利潤	小計	少數股東權益	股東權益合計	股本	資本公積	盈餘公積	未分配利潤	小計	少數股東權益	股東權益合計
上年末餘額	6,021,084	2,018,190	1,521,931	3,816,111	13,377,316	2,081,356	15,458,672	6,021,084	1,897,561	1,409,742	3,197,784	12,526,171	977,006	13,503,177
會計政策變更 *(附註4)*	–	–	6,720	60,476	67,196	21,942	89,138	–	–	(3,698)	(33,281)	(36,979)	6,415	(30,564)
同一控制下企業合併的資本公積調整	–	9,500	–	(5,954)	3,546	187	3,733	–	9,500	–	(439)	9,061	477	9,538
本期初餘額	6,021,084	2,027,690	1,528,651	3,870,633	13,448,058	2,103,485	15,551,543	6,021,084	1,907,061	1,406,044	3,164,064	12,498,253	983,898	13,482,151
本期增減變動金額														
淨利潤	–	–	–	546,408	546,408	147,483	693,891	–	–	–	542,931	542,931	78,991	621,922
收購附屬公司	–	–	–	–	–	–	–	–	–	–	–	–	419,787	419,787
減少於附屬公司投資	–	–	–	–	–	–	–	–	–	–	–	–	(7,710)	(7,710)
少數股東注入附屬公司資本	–	–	–	–	–	56,286	56,286	–	–	–	–	–	476,734	476,734
國家資本性投入	–	15,640	–	–	15,640	–	15,640	–	–	–	–	–	–	–
同一控制下企業合併的資本公積調整	–	(25,410)	–	–	(25,410)	–	(25,410)	–	–	–	(1,198)	(1,198)	(63)	(1,261)
直接計入股東權益的利得和損失 一權益法下被投資單位其他所有者權益變動的影響	–	(740)	–	–	(740)	–	(740)	–	–	–	–	–	–	–
利潤分配	–	–	–	(373,307)	(373,307)	(13,518)	(386,825)	–	–	–	(391,370)	(391,370)	(11,338)	(402,708)
本期末餘額	6,021,084	2,017,180	1,528,651	4,043,734	13,610,649	2,293,736	15,904,385	6,021,084	1,907,061	1,406,044	3,314,427	12,648,616	1,940,299	14,588,915

此財務報表已於2007年8月23日獲董事會批准。

曹培璽
法定代表人

祝方新
主管會計工作的公司負責人

陶雲鵬
會計機構負責人

刊載於第68頁至第182頁的財務報表附註為本財務報表的組成部分。

現金流量表(未經審計)*(續)*

自2007年1月1日至2007年6月30日止6個月期間

(金額單位：人民幣千元)

	附註	截至6月30日止6個月期間	
		2007年	2006年
籌資活動產生的現金流量：			
取得借款收到的現金		**7,937,557**	4,215,699
專項應付款所收到的現金		**—**	26,200
收到其他與籌資活動有關的現金		**614,914**	13,129
籌資活動現金流入小計		**8,552,471**	4,255,028
償還債務支付的現金		**(8,041,850)**	(3,180,603)
分配股利、利潤或償付利息支付的現金		**(371,855)**	(562,513)
銀行承兑匯票保證金存款的增加		**(67)**	—
支付其他與籌資活動有關的現金		**(31,478)**	(6,565)
籌資活動現金流出小計		**(8,445,250)**	(3,749,681)
籌資活動產生的現金流量淨額		**107,221**	505,347
現金及現金等價物淨減少額		**(383,153)**	(261,389)
加：期初現金及現金等價物餘額		**576,670**	484,574
期末現金及現金等價物餘額		**193,517**	223,185

此財務報表已於2007年8月23日獲董事會批准。

曹培璽
法定代表人

祝方新
主管會計工作的公司負責人

陶雲鵬
會計機構負責人

刊載於第68頁至第182頁的財務報表附註為本財務報表的組成部分。

現金流量表（未經審計）(續)

自2007年1月1日至2007年6月30日止6個月期間

(金額單位：人民幣千元)

	附註	截至6月30日止6個月期間 2007年	2006年
投資活動產生的現金流量：			
收回投資所收到的現金		—	84,761
取得投資收益收到的現金		**69,405**	39,731
收到其他與投資活動有關的現金		**11,733**	624,647
投資活動現金流入小計		**81,138**	749,139
購建固定資產、無形資產和其他長期資產支付的現金		**(748,808)**	(1,244,784)
投資支付的現金		**(798,337)**	(1,520,146)
支付其他與投資活動有關的現金		**(1,531)**	—
投資活動現金流出小計		**(1,548,676)**	(2,764,930)
投資活動產生的現金流量淨額		**(1,467,538)**	(2,015,791)

曹培璽
法定代表人

稅方新
主管會計工作的公司負責人

陶雲鵬
會計機構負責人

刊載於第68頁至第182頁的財務報表附註為本財務報表的組成部分。

現金流量表（未經審計）

自2007年1月1日至2007年6月30日止6個月期間

（金額單位：人民幣千元）

	附註	截至6月30日止6個月期間	
		2007年	2006年
經營活動產生的現金流量：			
售電及供熱收到的現金		**4,672,696**	4,284,948
收到其他與經營活動有關的現金		**4,091**	2,206
經營活動現金流入小計		**4,676,787**	4,287,154
購買商品和接受勞務支付的現金		**(2,636,334)**	(1,780,665)
支付給職工以及為職工支付的現金		**(310,542)**	(313,301)
支付的各項稅費		**(612,534)**	(709,292)
支付其他與經營活動有關的現金		**(140,213)**	(234,841)
經營活動現金流出小計		**(3,699,623)**	(3,038,099)
經營活動產生的現金流量淨額	38	**977,164**	1,249,055

曹培璽
法定代表人

穀方新
主管會計工作的公司負責人

陶雲鵬
會計機構負責人

刊載於第68頁至第182頁的財務報表附註為本財務報表的組成部分。

合併現金流量表（未經審計）*(續)*

自2007年1月1日至2007年6月30日止6個月期間

(金額單位：人民幣千元)

	附註	截至6月30日止6個月期間	
		2007年	2006年 *(重報)*
現金及現金等價物淨減少額		**(282,387)**	(185,167)
加：期初現金及現金等價物餘額		**1,017,214**	850,524
期末現金及現金等價物餘額		**734,827**	665,357

此財務報表已於2007年8月23日獲董事會批准。

曹培璽	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

刊載於第68頁至第182頁的財務報表附註為本財務報表的組成部分。

合併現金流量表（未經審計）(續)

自2007年1月1日至2007年6月30日止6個月期間
(金額單位：人民幣千元)

	附註	截至6月30日止6個月期間 2007年	2006年 (重報)
籌資活動產生的現金流量：			
吸收投資收到的現金		**56,286**	473,642
其中：子公司吸收少數股東投資收到的現金		**56,286**	473,642
借款所收到的現金		**16,868,977**	11,975,669
專項應付款所收到的現金		**—**	27,200
銀行承兑匯票保證金存款的減少		**280,697**	—
收到其他與籌資活動有關的現金		**154,243**	13,380
籌資活動現金流入小計		**17,360,203**	12,489,891
償還債務支付的現金		**(14,308,754)**	(7,959,064)
分配股利、利潤或償付利息支付的現金		**(1,071,793)**	(967,736)
其中：子公司支付給少數股東的股利、利潤		**(7,497)**	(11,338)
支付其他與籌資活動有關的現金		**(38,924)**	(7,975)
籌資活動現金流出小計		**(15,419,471)**	(8,934,775)
籌資活動產生的現金流量淨額		**1,940,732**	3,555,116

曹培璽
法定代表人

穀方新
主管會計工作的公司負責人

陶雲鵬
會計機構負責人

刊載於第68頁至第182頁的財務報表附註為本財務報表的組成部分。

合併現金流量表（未經審計）(續)

自2007年1月1日至2007年6月30日止6個月期間
(金額單位：人民幣千元)

	附註	截至6月30日止6個月期間 2007年	2006年 (重報)
投資活動產生的現金流量：			
收回投資收到的現金		—	84,761
取得投資收益收到的現金		**55,748**	15,427
購買子公司所收到的現金淨額		—	43,178
收到其他與投資活動有關的現金		**113,700**	5,324
投資活動現金流入小計		**169,448**	148,690
購建固定資產、無形資產和其他長期資產支付的現金		**(5,487,054)**	(5,501,839)
投資支付的現金		**(15,160)**	(510,174)
支付其他與投資活動有關的現金		**(3,247)**	(49,553)
投資活動現金流出小計		**(5,505,461)**	(6,061,566)
投資活動產生的現金流量淨額		**(5,336,013)**	(5,912,876)

曹培璽
法定代表人

稅方新
主管會計工作的公司負責人

陶雲鵬
會計機構負責人

刊載於第68頁至第182頁的財務報表附註為本財務報表的組成部分。

合併現金流量表（未經審計）

自2007年1月1日至2007年6月30日止6個月期間
(金額單位：人民幣千元)

	附註	截至6月30日止6個月期間 2007年	2006年 (重報)
經營活動產生的現金流量：			
售電及供熱收到的現金		**10,285,548**	7,980,053
收到其他與經營活動有關的現金		**140,372**	22,912
經營活動現金流入小計		**10,425,920**	8,002,965
購買商品和接受勞務支付的現金		**(5,347,824)**	(3,828,904)
支付給職工以及為職工支付的現金		**(560,092)**	(515,388)
支付的各項稅費		**(1,229,486)**	(1,171,780)
支付其他與經營活動有關的現金		**(175,624)**	(314,300)
經營活動現金流出小計		**(7,313,026)**	(5,830,372)
經營活動產生的現金流量淨額	38	**3,112,894**	2,172,593

曹培璽
法定代表人

祝方新
主管會計工作的公司負責人

陶雲鵬
會計機構負責人

刊載於第68頁至第182頁的財務報表附註為本財務報表的組成部分。

利潤表（未經審計）

自2007年1月1日至2007年6月30日止6個月期間

（金額單位：人民幣千元）

	附註	截至6月30日止6個月期間 2007年	2006年 (重報)
營業收入	32	**3,932,708**	3,766,710
減：營業成本	33	**(3,224,484)**	(2,953,517)
營業稅金及附加	34	**(43,750)**	(53,713)
管理費用		**(153,354)**	(151,874)
財務費用	35	**(182,979)**	(81,327)
加：投資收益	36	**66,292**	197,058
其中：對聯營企業和合營企業的投資收益		**66,292**	18,843
營業利潤		**394,433**	723,337
加：營業外收入		**277**	5
減：營業外支出		**(380)**	(287)
利潤總額		**394,330**	723,055
減：所得稅費用	37	**(81,785)**	(180,124)
淨利潤		**312,545**	542,931

此財務報表已於2007年8月23日獲董事會批准。

曹培璽	**耿方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

刊載於第68頁至第182頁的財務報表附註為本財務報表的組成部分。

合併利潤表（未經審計）*(續)*

自2007年1月1日至2007年6月30日止6個月期間
(金額單位：人民幣千元)

	附註	截至6月30日止6個月期間	
		2007年	2006年 *(重報)*
其中：歸屬於母公司股東的淨利潤		**546,408**	541,733
其中：被合併方在合併前實現虧損		—	(1,198)
少數股東損益		**147,483**	78,928
其中：被合併方在合併前實現虧損		—	(63)
每股收益 *(人民幣元)*：			
基本每股收益		**0.091**	0.090
稀釋每股收益		**0.091**	0.090

此財務報表已於2007年8月23日獲董事會批准。

曹培璽	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

刊載於第68頁至第182頁的財務報表附註為本財務報表的組成部分。

合併利潤表（未經審計）

自2007年1月1日至2007年6月30日止6個月期間

（金額單位：人民幣千元）

	附註	截至6月30日止6個月期間	
		2007年	2006年 （重報）
營業收入	32	**8,575,132**	6,942,404
減：營業成本	33	**(6,941,893)**	(5,498,669)
營業税金及附加	34	**(92,492)**	(88,723)
管理費用		**(276,147)**	(259,757)
財務費用	35	**(561,479)**	(227,650)
加：投資收益	36	**66,292**	38,139
其中：對聯營企業和合營企業的投資收益		**66,292**	18,843
營業利潤		**769,413**	905,744
加：營業外收入		**1,494**	2,899
減：營業外支出		**(924)**	(807)
利潤總額		**769,983**	907,836
減：所得税費用	37	**(76,092)**	(287,175)
淨利潤		**693,891**	620,661

曹培璽
法定代表人

祝方新
主管會計工作的公司負責人

陶雲鵬
會計機構負責人

刊載於第68頁至第182頁的財務報表附註為本財務報表的組成部分。

資產負債表（未經審計）*（續）*

2007年6月30日

（金額單位：人民幣千元）

負債和股東權益*（續）*	*附註*	**2007年 6月30日**	2006年 12月31日 *（重報）*
股東權益			
股本	29	**6,021,084**	6,021,084
資本公積	30(1)	**2,011,226**	2,018,190
盈餘公積	30(2)	**1,528,651**	1,528,651
未分配利潤		**3,815,825**	3,876,587
股東權益合計		**13,376,786**	13,444,512
負債和股東權益總計		**26,569,877**	25,890,877

此財務報表已於2007年8月23日獲董事會批准。

曹培璽	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的 公司負責人*	*會計機構負責人*

刊載於第68頁至第182頁的財務報表附註為本財務報表的組成部分。

資產負債表（未經審計）*(續)*

2007年6月30日

(金額單位：人民幣千元)

負債和股東權益	*附註*	2007年6月30日	2006年12月31日 *(重報)*
流動負債			
短期借款	21	**1,937,314**	4,486,902
應付票據	22	**1,024,429**	480,000
應付賬款	23	**1,484,473**	1,231,025
應付職工薪酬	24	**94,185**	188,655
應交税費	5(3)	**117,748**	230,832
其他應付款	25	**909,906**	606,535
應付短期融資券	26	**3,910,894**	—
一年內到期的長期借款	27	**208,171**	1,479,935
流動負債合計		**9,687,120**	8,703,884
非流動負債			
長期借款	28	**3,505,971**	3,726,841
專項應付款		**—**	15,640
非流動負債合計		**3,505,971**	3,742,481
負債合計		**13,193,091**	12,446,365

曹培璽
法定代表人

硯方新
主管會計工作的公司負責人

陶雲鵬
會計機構負責人

刊載於第68頁至第182頁的財務報表附註為本財務報表的組成部分。

資產負債表（未經審計）

2007年6月30日

（金額單位：人民幣千元）

資產	附註	2007年 6月30日	2006年 12月31日 (重報)
流動資產			
貨幣資金	7	**193,903**	576,989
應收賬款	9	**478,070**	530,690
預付款項	10	**35,422**	27,347
其他應收款	11	**117,226**	319,910
存貨	12	**285,394**	299,032
流動資產合計		**1,110,015**	1,753,968
非流動資產			
長期股權投資	13	**7,596,888**	6,809,019
固定資產	14	**14,396,171**	14,777,769
在建工程	15	**3,131,860**	1,436,132
工程物資	15	**98,419**	812,632
無形資產	16	**191,274**	196,814
商譽	17	**7,019**	7,019
遞延所得稅資產	18	**38,231**	82,274
預付投資款	19	**—**	15,250
非流動資產合計		**25,459,862**	24,136,909
資產總計		**26,569,877**	25,890,877

曹培璽	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

刊載於第68頁至第182頁的財務報表附註為本財務報表的組成部分。

合併資產負債表（未經審計）（續）

2007年6月30日

（金額單位：人民幣千元）

負債和股東權益 *（續）*	*附註*	**2007年 6月30日**	2006年 12月31日 *（重報）*
股東權益			
股本	29	**6,021,084**	6,021,084
資本公積	30(1)	**2,017,180**	2,027,690
盈餘公積	30(2)	**1,528,651**	1,528,651
未分配利潤		**4,043,734**	3,870,633
歸屬於母公司股東權益合計		**13,610,649**	13,448,058
少數股東權益		**2,293,736**	2,103,485
股東權益合計		**15,904,385**	15,551,543
負債和股東權益總計		**59,378,274**	54,275,875

此財務報表已於2007年8月23日獲董事會批准。

曹培璽	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

刊載於第68頁至第182頁的財務報表附註為本財務報表的組成部分。

合併資產負債表（未經審計）(續)

2007年6月30日

(金額單位：人民幣千元)

負債和股東權益	附註	2007年 6月30日	2006年 12月31日 (重報)
流動負債			
短期借款	21	**8,207,314**	10,119,902
應付票據	22	**2,431,325**	1,730,686
應付賬款	23	**3,875,701**	3,015,109
應付職工薪酬	24	**179,080**	277,707
應交稅費	5(3)	**207,613**	319,617
其他應付款	25	**2,113,467**	1,232,877
應付短期融資券	26	**3,910,894**	—
一年內到期的長期借款	27	**1,021,497**	2,369,078
流動負債合計		**21,946,891**	19,064,976
非流動負債			
長期借款	28	**20,975,662**	19,095,926
專項應付款		**—**	15,640
遞延所得稅負債	18	**464,152**	519,430
其他非流動負債		**87,184**	28,360
非流動負債合計		**21,526,998**	19,659,356
負債合計		**43,473,889**	38,724,332

曹培璽	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

刊載於第68頁至第182頁的財務報表附註為本財務報表的組成部分。

合併資產負債表（未經審計）

2007年6月30日

（金額單位：人民幣千元）

資產	附註	2007年 6月30日	2006年 12月31日 (重報)
流動資產			
貨幣資金	7	**770,188**	1,333,272
委託貸款		**—**	100,000
應收票據	8	**8,604**	7,068
應收賬款	9	**1,379,355**	1,519,151
預付款項	10	**93,583**	66,678
其他應收款	11	**81,039**	47,330
存貨	12	**733,897**	730,941
流動資產合計		**3,066,666**	3,804,440
非流動資產			
長期股權投資	13	**1,846,865**	1,832,061
固定資產	14	**41,155,664**	35,264,944
在建工程	15	**8,863,174**	6,543,890
工程物資	15	**3,395,885**	5,714,311
無形資產	16	**683,575**	695,704
商譽	17	**274,209**	274,209
遞延所得稅資產	18	**92,236**	131,066
預付投資款	19	**—**	15,250
非流動資產合計		**56,311,608**	50,471,435
資產總計		**59,378,274**	54,275,875

曹培璽
法定代表人

耿方新
主管會計工作的公司負責人

陶雲鵬
會計機構負責人

刊載於第68頁至第182頁的財務報表附註為本財務報表的組成部分。

審閱報告

致華電國際電力股份有限公司董事會

引言

我們已審閱列載於第22頁至第48頁華電國際電力股份有限公司的中期財務報告，此中期財務報告包括於2007年6月30日的綜合資產負債表與截至該日止6個月期間的綜合損益表、綜合權益變動表和簡略綜合現金流量表以及附註解釋。根據《香港聯合交易所有限公司證券上市規則》(「《上市規則》」)，上市公司必須符合《上市規則》中的相關規定和國際會計準則委員會頒佈的《國際會計準則》第34號「中期財務報告」的規定編製中期財務報告。董事須負責根據《國際會計準則》第34號編製及列報中期財務報告。

我們的責任是根據我們的審閱對中期財務報告作出結論，並按照我們雙方所協議的應聘條款，僅向全體董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱範圍

我們已根據香港會計師公會頒佈的《香港審閱工作準則》第2410號「獨立核數師對中期財務信息的審閱」進行審閱。中期財務報告審閱工作包括主要向負責財務會計事項的人員詢問，並實施分析和其他審閱程序。由於審閱的範圍遠較按照香港審計準則進行審核的範圍為小，所以不能保證我們會注意到在審核中可能會被發現的所有重大事項。因此我們不會發表任何審核意見。

結論

根據我們的審閱工作，我們並沒有注意到任何事項使我們相信於2007年6月30日的中期財務報告在所有重大方面沒有按照《國際會計準則》第34號「中期財務報告」的規定編製。

畢馬威會計師事務所
執業會計師

香港中環
遮打道10號
太子大廈8樓

2007年8月23日

未經審計中期財務報告附註(續)

23 分部報告

本集團的溢利差不多全部來自於中國的發電及售電業務。因此,不用提供分部分析。

24 比較數字

因為會計政策的修訂,某些比較數字已經調整。詳情已列示於附註2。

25 已頒佈但在截至2007年12月31日止會計期間尚未生效之修訂、新準則及詮釋可能產生之影響

截至此中期財務報告刊發日,國際會計委員會已頒佈若干新增及修訂準則及詮釋,但於2007年12月31日止會計期間尚未生效。董事認為該等新增及修訂準則及詮釋將不會在編製2007年12月31日止年報時獲本集團提早採納,故此亦未在此財務報表中採用。

在這些發展中,下列列示可能會適用於本集團的經營及財務報表:

		在此日期或之後開始年度期間生效
國際財務報告詮釋委員會—詮釋第12號	服務經營權安排	2008年1月1日
國際財務報告準則第8號	經營分部	2009年1月1日
國際會計準則第23號(經修訂)	借貸成本	2009年1月1日

本集團正評估上述修訂、新準則及新詮釋於初始採用時之預期影響。迄今得出之結論為採用該等修訂、全新準則及詮釋可能會導致新或修訂的披露,但對本集團之經營成績及財務狀況產生重大影響之可能性不大。

未經審計中期財務報告附註(續)

21 資本承擔

(i) 本集團(不包括合營公司)在2007年6月30日及2006年12月31日未償付亦未在綜合財務報表內提撥準備的資本承擔如下：

	2007年 6月30日 人民幣千元	2006年 12月31日 人民幣千元
已訂約		
— 興建電廠	**7,821,042**	8,972,415
— 投資	**217,200**	170,160
— 技改工程及其他	**147,013**	145,256
	8,185,255	9,287,831
已獲授權但未訂約		
— 興建電廠	**6,384,321**	6,349,517
— 技改工程及其他	**446,228**	204,159
	6,830,549	6,553,676
	15,015,804	15,841,507

(ii) 於2007年6月30日及2006年12月31日，本集團並沒有重大的合營公司資本開支承擔分攤。

22 或有負債

除了附註20(a)(iv)中所刊載外，於2007年6月30日及2006年12月31日，本集團並無重大或有負債。

未經審計中期財務報告附註 *(續)*

20 重大關聯方交易 *(續)*

(d) 與中國的其他國有企業的交易 *(續)*

考慮到關聯方可能對其交易的潛在影響，本集團的審批程序及融資政策及對瞭解其財政報告具有潛在影響的所需資料，董事認為以下交易須視作關聯方交易披露：

	截至6月30日止6個月	
	2007年	2006年
		(重報)
	人民幣千元	*人民幣千元*
售電予電網公司	**8,356,965**	6,751,257
利息支出	**607,480**	255,242
購買工程物資及接受工程項目服務	**6,645,641**	5,555,392

	2007年 6月30日	2006年 12月31日
		(重報)
	人民幣千元	*人民幣千元*
售電應收賬款	**1,336,927**	1,492,077
應付貸款	**19,661,631**	20,377,024
銀行存款	**372,984**	944,468
預付款	**2,429,124**	5,710,304
應付賬款和其他應付款	**5,751,512**	3,981,374

未經審計中期財務報告附註 *(續)*

20 重大關聯方交易 *(續)*

(c) 對界定供款計劃的供款

本集團為員工參與各市及省政府所管理的多個界定供款計劃。於2007年6月30日，本集團並沒有對退休計劃的重大未付供款。

(d) 與中國的其他國有企業的交易

本集團現階段在一個以中國政府直接或通過眾多的政府機關和機構間接擁有或控制的企業(統稱為「國有企業」)為主的經濟體制中運營。

除了附註20(a)、(b) 及 (c) 中所述的交易外，本集團尚有但並不限於以下的與國有企業進行的交易：

— 電力銷售；

— 存款及借款；及

— 購買工程物資及接受工程項目服務。

這些交易都是根據與其他非國有企業間的一般交易條款在日常業務過程中進行。本集團已設立其電力銷售、購買產品和服務的審批程序及融資政策，這些審批程序及融資政策並不會因對方是否國有企業而有所不同。

未經審計中期財務報告附註(續)

20 重大關聯方交易(續)

(a) 與中國華電集團公司(「中國華電」)、同系附屬公司、聯營公司及山東省國際信託投資有限公司(「山東省國際信託」)的交易(續)

(iii) 於2006年4月，本公司向原是中國華電的全資附屬公司 — 華電煤業集團有限公司(「華電煤業」)注資人民幣315,000,000元，以作其擴增資本之用。華電煤業完成擴增資本後，本公司擁有華電煤業約20.19%的權益。

(iv) 於2007年6月30日，附屬公司四川廣安發電有限責任公司向本公司的一間聯營公司 — 四川華鎣山龍灘煤電有限責任公司提供銀行貸款的擔保為人民幣104,150,000元(於2006年12月31日：人民幣73,400,000元)。

(v) 於2007年6月30日，中國華電向本集團提供銀行貸款擔保為人民幣220,000,000元(於2006年12月31日：人民幣220,000,000元)。

(b) 與主要管理人員的交易

主要管理人員的薪酬包括已支付本公司的董事和監事的金額，其詳情如下：

	截至6月30日止6個月	
	2007年	2006年
		(重報)
	人民幣千元	*人民幣千元*
薪金及其他酬金	**1,003**	964
退休福利	**153**	105
獎金	**739**	406
	1,895	1,475

未經審計中期財務報告附註(續)

20 重大關聯方交易

(a) 與中國華電集團公司(「中國華電」)、同系附屬公司、聯營公司及山東省國際信託投資有限公司(「山東省國際信託」)的交易

(i) 本集團與中國華電、同系附屬公司、聯營公司及山東省國際信託於截至2006年和2007年6月30日止6個月進行的重大關聯方交易列示如下：

	截至6月30日止6個月	
	2007年	2006年 *(重報)*
	人民幣千元	*人民幣千元*
已付及應付受控股公司控制的企業之建築費及設備費	**82,979**	45,111
利息支出	**85,146**	68,187
來自關聯方貸款額	**1,675,175**	630,000
償還關聯方貸款額	**1,500,000**	375,000
已付聯營公司服務費	**15,230**	—

(ii) 應付關聯方的餘額如下：

	交易性質	**2007年 6月30日**	2006年 12月31日 *(重報)*
		人民幣千元	*人民幣千元*
預付同系附屬公司款	建築費及設備費	**170,121**	208,912
應付股東款	借款	**1,286,000**	1,286,000
應付聯營公司款	借款	**2,115,212**	1,940,037

未經審計中期財務報告附註(續)

14 現金及現金等價物

	2007年 6月30日 人民幣千元	2006年 12月31日 (重報) 人民幣千元
現金及銀行結餘	**729,827**	957,183
銀行及其他財務機構存款	**5,000**	5,000
	734,827	962,183

15 銀行貸款

除本集團某些附屬公司為數人民幣5,280,000,000元(2006年12月31日：人民幣3,290,000,000元)的銀行貸款是以其售電收入收益權作為抵押外，所有銀行貸款均為無抵押貸款。

16 其他貸款

其他貸款包括由本集團從聯營公司——中國華電財務有限公司借入之貸款為人民幣1,815,212,000元(2006年12月31日：人民幣1,640,037,000元)。

17 短期應付債券

於2007年5月8日，本集團以貼現方式於中國債券市場發行有效期272日的短期應付債券共人民幣4,000,000,000元。每單位面值人民幣100元，發行價格則為人民幣97.54元。

18 應付賬款及應付票據

所有應付賬款及應付票據將於一年內到期。

19 遞延收入

遞延收入為客戶預付之供熱接駁費。此預付費是確認為遞延收入並按有關資產之年限，平均分攤及確認損益。

未經審計中期財務報告附註(續)

12 應收賬款及應收票據

	2007年 6月30日 人民幣千元	2006年 12月31日 (重報) 人民幣千元
售電應收賬款及應收票據	**1,336,927**	1,492,077
售熱應收賬款及應收票據	**51,032**	34,142
	1,387,959	1,526,219

應收售電款自發票日起計30天內到期。應收售熱款自發票日起計90天內到期。

應收賬款及應收票據的賬齡分析如下:

	2007年 6月30日 人民幣千元	2006年 12月31日 (重報) 人民幣千元
1年以內	**1,357,337**	1,498,739
1至2年	**14,535**	11,578
2至3年	**185**	—
3年以上	**15,902**	15,902
	1,387,959	1,526,219

13 保證金存款

保證金存款為應付票據質押之存款。

未經審計中期財務報告附註(續)

9 每股盈利

(i) 每股基本盈利

每股基本盈利是按照截至2007年6月30日止6個月的普通股股東應佔溢利人民幣543,451,000元(截至2006年6月30日止6個月:人民幣536,042,000元),及截至2007年6月30日止6個月內已發行的股數6,021,084,200股(截至2006年6月30日止6個月:6,021,084,200股)計算。

(ii) 每股攤薄盈利

截至2006年和2007年6月30日止6個月均沒有可能造成攤薄影響的股份。

10 物業、機械裝置及設備

截至2007年6月30日止6個月,本集團增加物業、機械裝置及設備總值為人民幣7,154,488,000元(截至2006年6月30日止6個月:人民幣1,283,688,000元),其中由在建工程轉入和通過購入附屬公司的金額分別為人民幣7,118,966,000元(截至2006年6月30日止6個月:人民幣8,683,000元)及人民幣3,909,000元(截至2006年6月30日止6個月:人民幣1,227,535,000元)。

11 在建工程

截至2006年和2007年6月30日止6個月,增加及結轉的在建工程如下:

	截至6月30日止6個月	
	2007年	2006年 *(重報)*
	人民幣千元	*人民幣千元*
通過收購附屬公司	**794,031**	1,054,545
增加	**7,097,359**	5,918,721
轉往物業、機械裝置及設備	**(7,118,966)**	(8,683)

未經審計中期財務報告附註(續)

7 所得稅(續)

於2007年3月16日，第十屆全國人大常委會通過企業所得稅法(「新稅法」)將一般企業所得稅率統一為25%。根據新稅法，本集團(除其中一間附屬公司享有優惠稅率15%至2010年外)的適用稅率將於2008年1月1日起由33% 改為25%。遞延稅項已按實現遞延稅資產或結算遞延稅負債時的適用稅率作出調整，遞延稅項收入為人民幣196,924,000元。

8 股息

(i) 中期股息：

截至2007年6月30日止6個月，董事並無提議任何中期股息(截至2006年6月30日止6個月：人民幣0元)。

(ii) 屬於上一財政年度，並於中期核准及支付的股息：

	截至6月30日止6個月	
	2007年	2006年
	人民幣千元	*人民幣千元*
屬於截至2006年12月31日止年度，並於下一中期核准末期股息每股人民幣0.062元(截至2005年12月31日止年度：人民幣0.065元)	**373,307**	391,370

於2007年6月30日，本集團已付人民幣134,000,000元的股息，餘下的應付股息已於2007年7月3日付清。

未經審計中期財務報告附註(續)

6 除稅前溢利

計算除稅前溢利時已扣除/(計入):

	截至6月30日止6個月	
	2007年	2006年 *(重報)*
	人民幣千元	*人民幣千元*
存貨成本	**5,139,497**	4,007,357
無形資產及預付租賃攤銷	**16,606**	15,844
折舊	**1,273,169**	878,884
股息收入	**—**	(3,140)
出售投資收益	**—**	(16,156)

7 所得稅

	截至6月30日止6個月	
	2007年	2006年 *(重報)*
	人民幣千元	*人民幣千元*
中國企業所得稅準備	**139,959**	215,363
遞延稅項(收入)/支出	**(137,941)**	59,684
	2,018	275,047

除其中一間附屬公司享有優惠稅率15%外,本集團的中國企業所得稅乃按照相關的企業所得稅法,以法定稅率33%(截至2006年6月30日止6個月:33%)及截至2007年6月30日止6個月的估計應課稅溢利計算。

未經審計中期財務報告附註(續)

4 營業額

營業額是指扣除增值稅後的售電及售熱的收入。本集團營業額的重要類別列示如下：

	截至6月30日止6個月	
	2007年	2006年 *(重報)*
	人民幣千元	*人民幣千元*
售電收入	**8,356,965**	6,751,257
售熱收入	**181,736**	159,959
	8,538,701	6,911,216

5 財務費用淨額

	截至6月30日止6個月	
	2007年	2006年 *(重報)*
	人民幣千元	*人民幣千元*
銀行及其他貸款的利息	**962,452**	583,545
減：利息資本化	**(368,739)**	(318,218)
利息支出淨額	**593,713**	265,327
減：利息收入	**(3,799)**	(4,542)
外幣匯兑淨收益	**(37,171)**	(14,481)
衍生金融工具淨虧損/(收益)	**8,736**	(18,654)
財務費用淨額	**561,479**	227,650

未經審計中期財務報告附註(續)

3 收購

於2007年1月，本公司已完成對安徽華電蕪湖發電有限公司95% 股權的收購，代價為人民幣25,410,000元。

此收購對本集團的資產及負債的影響如下：

	收購前賬面值 *人民幣千元*	公允值調整 *人民幣千元*	收購確認值 *人民幣千元*
物業、機械裝置 及設備	3,909	—	3,909
在建工程	763,347	30,686	794,033
委託貸款	100,000	—	100,000
訂金、其他應 收款及預付款	7,098	—	7,098
現金及現金等價物	55,031	—	55,031
應付賬款	(288,470)	—	(288,470)
其他應付款	(15,253)	—	(15,253)
應付税項	(16)	—	(16)
貸款	(625,000)	—	(625,000)
遞延税項資產 /(負債)	3,087	(7,671)	(4,584)
少數股東權益	(187)	(1,151)	(1,338)
合計	3,546	21,864	25,410
減：所購入的現金 及現金等價物			(55,031)
2006年所付的 預付投資款			(15,250)
本期現金流入淨額			(44,871)

此收購為本集團帶來截至2007年6月30日止6個月未經審計的營業額為零；而截至2007年6月30日止6個月未經審計的除税後虧損為人民幣2,886,000元。

未經審計中期財務報告附註(續)

2 會計政策的修訂(續)

(b) 會計政策的修訂對本期影響的估計(續)

對於2007年6月30日的綜合資產負債表影響的估計：(續)

	2007年 *人民幣千元*	新會計政策對淨資產增加/(減少)的影響 *人民幣千元*	2007年 *人民幣千元*
總資產減流動負債承前	38,118,292	641,971	38,760,263
非流動負債			
銀行貸款	(19,128,875)	(530,500)	(19,659,375)
股東貸款	(1,235,000)	(100,000)	(1,335,000)
遞延税項負債	(637,119)	(11,471)	(648,590)
其他非流動負債	(888,246)	—	(888,246)
	(21,889,240)	(641,971)	(22,531,211)
資產淨額	16,229,052	—	16,229,052
資本及儲備	(13,646,410)	—	(13,646,410)
少數股東權益	(2,582,642)	—	(2,582,642)
總權益	(16,229,052)	—	(16,229,052)

未經審計中期財務報告附註(續)

2 會計政策的修訂(續)

(b) 會計政策的修訂對本期影響的估計(續)

對於2007年6月30日的綜合資產負債表影響的估計：

	2007年 人民幣千元	新會計政策對淨資產增加/(減少)的影響 人民幣千元	2007年 人民幣千元
非流動資產			
物業、機械裝置及設備	41,909,154	970,028	42,879,182
在建工程	12,271,587	103	12,271,690
合營公司權益	198,221	(198,221)	—
其他非流動資產	2,615,847	—	2,615,847
	56,994,809	771,910	57,766,719
流動資產			
存貨	733,897	19,907	753,804
訂金、其他應收款及預付款	178,330	780	179,110
應收賬款及應收票據	1,387,959	41,252	1,429,211
可收回稅項	15,322	—	15,322
保證金存款	35,361	—	35,361
現金及現金等價物	734,827	16,992	751,819
	3,085,696	78,931	3,164,627
流動負債			
銀行貸款	(7,369,259)	(77,500)	(7,446,759)
其他貸款	(1,798,418)	(77,500)	(1,875,918)
應付賬款及應付票據	(6,307,026)	(23,819)	(6,330,845)
其他應付款	(2,432,666)	(30,051)	(2,462,717)
其他流動負債	(4,054,844)	—	(4,054,844)
	(21,962,213)	(208,870)	(22,171,083)
淨流動負債	(18,876,517)	(129,939)	(19,006,456)
總資產減流動負債結轉	38,118,292	641,971	38,760,263

未經審計中期財務報告附註(續)

2 會計政策的修訂(續)

(b) 會計政策的修訂對本期影響的估計

對截至2007年6月30日止6個月的綜合損益表影響的估計:

	2007年 人民幣千元	新會計政策對本期溢利增加/(減少)的影響 人民幣千元	2007年 人民幣千元
營業額	8,538,701	201,514	8,740,215
經營費用			
耗煤	(4,828,048)	(88,493)	(4,916,541)
折舊及攤銷	(1,289,775)	(28,163)	(1,317,938)
大修費用	(148,645)	(12,689)	(161,334)
維修保養費用	(88,573)	(1,593)	(90,166)
員工成本	(458,351)	(9,306)	(467,657)
行政費用	(265,985)	(11,458)	(277,443)
銷售有關稅項	(92,306)	(971)	(93,277)
其他經營費用	(175,412)	(1,462)	(176,874)
	(7,347,095)	(154,135)	(7,501,230)
經營溢利	1,191,606	47,379	1,238,985
投資收益	—	—	—
其他收益淨額	16,689	2,400	19,089
財務費用淨額	(561,479)	(24,115)	(585,594)
應佔聯營公司溢利減虧損	39,881	—	39,881
應佔合營公司溢利減虧損	25,671	(25,671)	—
除稅前溢利	712,368	(7)	712,361
所得稅	(2,018)	7	(2,011)
本期間溢利	710,350	—	710,350

未經審計中期財務報告附註（續）

2 會計政策的修訂（續）

(a) 以往年度及期初結餘重報（續）

於2006年12月31日的綜合資產負債表：（續）

	2006年 （以往年度匯報） 人民幣千元	新會計政策對淨資產增加/(減少)的影響 人民幣千元	2006年 人民幣千元
總資產減流動負債承前	36,079,196	(661,978)	35,417,218
非流動負債			
銀行貸款	(17,005,947)	550,500	(16,455,447)
股東貸款	(1,335,000)	100,000	(1,235,000)
遞延税項負債	(780,987)	11,478	(769,509)
其他非流動負債	(1,109,359)	—	(1,109,359)
	(20,231,293)	661,978	(19,569,315)
資產淨額	15,847,903	—	15,847,903
資本及儲備	(13,476,266)	—	(13,476,266)
少數股東權益	(2,371,637)	—	(2,371,637)
總權益	(15,847,903)	—	(15,847,903)

未經審計中期財務報告附註(續)

2 會計政策的修訂(續)

(a) 以往年度及期初結餘重報(續)

於2006年12月31日的綜合資產負債表：

	2006年 (以往年度匯報) 人民幣千元	新會計政策 對淨資產 增加/(減少) 的影響 人民幣千元	2006年 人民幣千元
非流動資產			
物業、機械裝置及設備	37,046,206	(998,256)	36,047,950
合營公司權益	—	210,481	210,481
其他非流動資產	14,120,645	—	14,120,645
	51,166,851	(787,775)	50,379,076
流動資產			
存貨	748,511	(17,570)	730,941
訂金、其他應收款及預付款	111,258	(777)	110,481
應收賬款及應收票據	1,575,104	(48,885)	1,526,219
可收回稅項	16,164	(1,775)	14,389
保證金存款	316,058	—	316,058
現金及現金等價物	967,922	(5,739)	962,183
	3,735,017	(74,746)	3,660,271
流動負債			
銀行貸款	(10,864,955)	60,000	(10,804,955)
其他貸款	(1,575,520)	77,500	(1,498,020)
應付賬款及應付票據	(4,508,415)	51,091	(4,457,324)
其他應付款	(1,713,570)	11,952	(1,701,618)
其他流動負債	(160,212)	—	(160,212)
	(18,822,672)	200,543	(18,622,129)
淨流動負債	(15,087,655)	125,797	(14,961,858)
總資產減流動負債結轉	36,079,196	(661,978)	35,417,218

未經審計中期財務報告附註（續）

2 會計政策的修訂（續）

(a) 以往年度及期初結餘重報

截至2006年6月30日止6個月的綜合損益表：

	2006年 (以往年度匯報) *人民幣千元*	新會計政策 對本期溢利 增加/(減少) 的影響 *人民幣千元*	2006年 *人民幣千元*
營業額	7,116,054	(204,838)	6,911,216
經營費用			
耗煤	(3,853,880)	92,268	(3,761,612)
折舊及攤銷	(933,666)	38,938	(894,728)
大修費用	(137,833)	13,311	(124,522)
維修保養費用	(69,179)	1,409	(67,770)
員工成本	(549,666)	8,867	(540,799)
行政費用	(248,602)	5,972	(242,630)
銷售有關稅項	(88,209)	1,023	(87,186)
其他經營費用	(143,866)	3,116	(140,750)
	(6,024,901)	164,904	(5,859,997)
經營溢利	1,091,153	(39,934)	1,051,219
投資收益	19,296	—	19,296
其他收益淨額	14,437	457	14,894
財務費用淨額	(253,009)	25,359	(227,650)
應佔聯營公司溢利減虧損	(186)	—	(186)
應佔合營公司溢利減虧損	—	19,029	19,029
除稅前溢利	871,691	4,911	876,602
所得稅	(270,136)	(4,911)	(275,047)
本期間溢利	601,555	—	601,555

未經審計中期財務報告附註(續)

2　會計政策的修訂

在以往年度，根據國際財務報告準則和中華人民共和國(「中國」)會計準則及制度，合營公司的投資是在本集團的綜合財務報表內按比例合併法核算。本集團由2007年1月1日起已採用新的中國企業會計準則 (2006) 編製中國財務報表，並按照企業會計準則第2號 ——《長期股權投資》的規定，修訂其會計政策以按權益法核算合營公司的投資。

為免產生混淆及與企業會計準則 (2006) 達成一致，董事認為採用權益法能夠提供更相關的信息。因此，本集團由2007年1月1日起，在國際會計準則第31號《合資企業利益》的允許下，在按國際財務報告準則編製的綜合財務報告內以權益法核算合營公司的投資。

此會計政策的修訂已按追溯調整法進行，但對期初淨資產、保留溢利或本報告所披露的本期損益均沒有影響。採用權益法只會令會計分錄作出重分類。此會計政策的修定對本集團的綜合財務報表的影響如下：

未經審計中期財務報告附註(續)

1 編製基準(續)

於編製截至2007年12月31日止年度財務報表時生效或可自願提早採用的《國際財務報告準則》，可能會受到國際會計準則委員會在中期財務報表發出後公佈的補充詮釋或其他變更所影響。因此，本集團編製2007年年度財務報表時將會採用的會計政策未能於中期財務報表發出時明確地確定。本集團並無採用任何在當前會計期間尚未生效的新準則或詮釋(見附註25)。

本中期財務報告，除了合營公司的投資外，已按照2006年年度財務報表所採用的會計政策編製。詳情已於附註2中説明。

刊於第22至第48頁的中期財務報告雖未經審計，但已由畢馬威會計師事務所按照香港會計師公會所頒布的《香港審閱工作準則》第2410號 —「獨立核數師對中期財務信息的審閱」進行審閱。畢馬威會計師事務所致董事會的獨立審閱報告載於第49頁。

雖然中期財務報告所載有關截至2006年12月31日止財政年度的財務資料並不構成本公司在該財政年度根據《國際財務報告準則》編製的財務報表，但這些財務資料均取自該等財務報表。截至2006年12月31日止年度的財務報表可於本公司的法定地址索取。審計師已在其2007年3月23日的報告中對這些財務報表發表了無保留意見。

未經審計中期財務報告附註

(以人民幣列示)

1 編製基準

本中期財務報告已按照《香港聯合交易所有限公司證券上市規則》適用的披露條文編製，包括符合國際會計準則委員會所頒佈的《國際會計準則》第34號「中期財務報告」的規定。本中期財務報告於2007年8月23日許可發出。

編製符合《國際會計準則》第34號規定的中期財務報告時需要管理層作出判斷、估計和假設，該等判斷、估計和假設會影響會計政策的應用及直至目前為止的資產及負債的匯報數額以及收入和支出的匯報數額。實際結果可能與估計金額有異。

在編製中期財務報告時，管理層在採用會計政策時所作的重要判斷及其估計的不確定性的主要來源，是與本集團截至2006年12月31日止年度的綜合財務報表中所採用的一致。

本中期財務報告包括簡略綜合財務報表和若干選定的解釋附註。這些附註闡述了自2006年年度財務報表刊發以來，在瞭解本集團的財務狀況和業績方面的變動確屬重要的若干事件和交易。本簡略綜合中期財務報表和其中所載的附註並未載有已按照國際會計準則委員會所採納的《國際財務報告準則》的要求編製完整財務報表所需的一切資料。《國際財務報告準則》包括所有適用的《國際財務報告準則》、《國際會計準則》及相關的詮釋。

國際會計準則委員會頒布了多項新定及經修訂的《國際財務報告準則》。這些準則在由2007年1月1日或以後開始的會計期間生效或可供提早採用。根據已頒布的《國際財務報告準則》，董事會已確定預期在編製本集團截至2007年12月31日止年度財務報表時採用這些會計政策，並認為這些會計政策不會對本集團以前年度的財務狀況和營運結果產生重大影響。

簡略綜合現金流量表

截至2007年6月30日止6個月(未經審計)
(以人民幣列示)

		截至6月30日止6個月	
		2007年	2006年 *(重報)*
	附註	***人民幣千元***	*人民幣千元*
來自經營活動的現金淨額		**2,179,028**	1,611,691
用於投資活動的現金淨額		**(5,336,013)**	(5,715,625)
來自籌資活動的現金淨額		**2,929,629**	3,910,950
現金及現金等價物減少		**(227,356)**	(192,984)
於1月1日的現金及現金等價物		**962,183**	845,642
於6月30日的現金及現金等價物	14	**734,827**	652,658

第27至第48頁的附註屬本中期財務報告一部分。

綜合權益變動表

截至2007年6月30日止6個月(未經審計)

(以人民幣列示)

		歸屬於本公司股東權益持有人									
	附註	股本 人民幣千元	資本儲備 人民幣千元	法定盈餘公積 人民幣千元	法定公益金 人民幣千元	任意盈餘公積 人民幣千元	重估盈餘 人民幣千元	保留溢利 人民幣千元	合計 人民幣千元	少數股東權益 人民幣千元	總權益 人民幣千元
2007年1月1日結餘		6,021,084	1,897,919	1,453,842	—	68,089	44,726	3,990,606	13,476,266	2,371,637	15,847,903
本期間溢利		—	—	—	—	—	—	543,451	543,451	166,899	710,350
轉入法定盈餘公積		—	—	6,720	—	—	—	(6,720)	—	—	—
附屬公司少數股東的注入資本		—	—	—	—	—	—	—	—	56,286	56,286
已核准本公司股東權益持有人的股息	6	—	—	—	—	—	—	(373,307)	(373,307)	—	(373,307)
已核准附屬公司少數股東的股息		—	—	—	—	—	—	—	—	(13,518)	(13,518)
收購附屬公司		—	—	—	—	—	—	—	—	1,338	1,338
2007年6月30日結餘		6,021,084	1,897,919	1,460,562	—	68,089	44,726	4,154,030	13,646,410	2,582,642	16,229,052
2006年1月1日結餘		6,021,084	1,897,919	962,219	379,434	68,089	—	3,292,964	12,621,709	1,040,707	13,662,416
本期間溢利		—	—	—	—	—	—	536,042	536,042	65,513	601,555
轉入法定盈餘公積		—	—	379,434	(379,434)	—	—	—	—	—	—
附屬公司少數股東的注入資本		—	—	—	—	—	—	—	—	476,734	476,734
已核准本公司股東權益持有人的股息	8	—	—	—	—	—	—	(391,370)	(391,370)	—	(391,370)
已核准附屬公司少數股東的股息		—	—	—	—	—	—	—	—	(11,338)	(11,338)
收購附屬公司		—	—	—	—	—	44,726	—	44,726	694,835	739,561
出售附屬公司		—	—	—	—	—	—	—	—	(7,887)	(7,887)
2006年6月30日結餘		6,021,084	1,897,919	1,341,653	—	68,089	44,726	3,437,636	12,811,107	2,258,564	15,069,671

第27至第48頁的附註屬本中期財務報告一部分。

綜合資產負債表(續)

於2007年6月30日(未經審計)
(以人民幣列示)

	附註	**2007年 6月30日 人民幣千元**	2006年 12月31日 (重報) 人民幣千元
總資產減流動負債承前		**38,118,292**	35,417,218
非流動負債			
銀行貸款	15	**19,128,875**	16,455,447
股東貸款		**1,235,000**	1,235,000
國家貸款		**67,882**	74,424
其他貸款	16	**543,905**	831,055
遞延政府補助		**201,701**	203,880
遞延税項負債		**637,119**	769,509
遞延收入	19	**74,758**	—
		21,889,240	19,569,315
資產淨額		**16,229,052**	15,847,903
資本及儲備			
股本		**6,021,084**	6,021,084
儲備		**7,625,326**	7,455,182
歸屬於本公司股東權益持有人的權益		**13,646,410**	13,476,266
少數股東權益		**2,582,642**	2,371,637
總權益		**16,229,052**	15,847,903

第27至第48頁的附註屬本中期財務報告一部分。

綜合資產負債表

於2007年6月30日(未經審計)
(以人民幣列示)

	附註	2007年 6月30日 人民幣千元	2006年 12月31日 (重報) 人民幣千元
非流動資產			
物業、機械裝置及設備	10	**41,909,154**	36,047,950
在建工程	11	**12,271,587**	11,499,163
預付租賃		**876,859**	895,275
無形資產		**44,431**	44,431
聯營公司權益		**1,508,105**	1,486,041
合營公司權益		**198,221**	210,481
其他投資		**140,539**	135,539
預付投資款		**—**	15,250
遞延税項資產		**45,913**	44,946
		56,994,809	50,379,076
流動資產			
存貨		**733,897**	730,941
訂金、其他應收款及預付款		**178,330**	110,481
應收賬款及應收票據	12	**1,387,959**	1,526,219
可收回税項		**15,322**	14,389
保證金存款	13	**35,361**	316,058
現金及現金等價物	14	**734,827**	962,183
		3,085,696	3,660,271
流動負債			
銀行貸款	15	**7,369,259**	10,804,955
股東貸款的本期部分		**51,000**	51,000
國家貸款的本期部分		**10,134**	10,005
其他貸款	16	**1,798,418**	1,498,020
短期應付債券	17	**3,910,894**	—
應付控股公司款		**11,155**	10,415
應付賬款及應付票據	18	**6,307,026**	4,457,324
其他應付款		**2,432,666**	1,701,618
應付税項		**71,661**	88,792
		21,962,213	18,622,129
淨流動負債		**(18,876,517)**	(14,961,858)
總資產減流動負債結轉		**38,118,292**	35,417,218

綜合損益表

截至2007年6月30日止6個月(未經審計)
(以人民幣列示)

	附註	截至6月30日止6個月 2007年 人民幣千元	2006年 (重報) 人民幣千元
營業額	4	**8,538,701**	6,911,216
經營費用			
耗煤		**(4,828,048)**	(3,761,612)
折舊及攤銷		**(1,289,775)**	(894,728)
大修費用		**(148,645)**	(124,522)
維修保養費用		**(88,573)**	(67,770)
員工成本		**(458,351)**	(540,799)
行政費用		**(265,985)**	(242,630)
銷售有關稅項		**(92,306)**	(87,186)
其他經營費用		**(175,412)**	(140,750)
		(7,347,095)	(5,859,997)
經營溢利		**1,191,606**	1,051,219
投資收益		**—**	19,296
其他收益淨額		**16,689**	14,894
財務費用淨額	5	**(561,479)**	(227,650)
應佔聯營公司溢利減虧損		**39,881**	(186)
應佔合營公司溢利減虧損		**25,671**	19,029
除稅前溢利	6	**712,368**	876,602
所得稅	7	**(2,018)**	(275,047)
本期間溢利		**710,350**	601,555
歸屬於：			
本公司股東權益持有人		**543,451**	536,042
少數股東權益		**166,899**	65,513
本期間溢利		**710,350**	601,555
每股基本和攤薄盈利	9	**人民幣0.090元**	人民幣0.089元

第27至第48頁的附註屬本中期財務報告一部分。

— 除了審核(審計)委員會和薪酬及考核委員會之外，公司設立了戰略委員會，並制定了《戰略委員會工作細則》。主要負責：

1. 對公司長期發展戰略規劃進行研究並提出建議；

2. 對須經董事會批准的重大投資融資方案進行研究並提出建議；

3. 對須經董事會批准的重大生產經營決策項目進行研究並提出建議；

4. 對其他影響公司發展的重大事項進行研究並提出建議；

5. 對以上事項的實施進行檢查；及

6. 董事會要求的其他事宜。

截至目前，本公司沒有與《管治守則》的「守則條文」有偏離的地方。

審核委員會

本公司的審核委員會已審閱按《國際會計準則》第34號「中期財務報告」編製的截至二零零七年六月三十日止六個月期間的未經審計財務報表。

企業管治

本公司的企業管治守則包括但不限於本公司公司章程、審核委員會議事守則、股東大會議事規則、董事會議事規則及監事會議事規則等文件。

本公司董事會已檢討本公司採納的企業管治守則文件下的有關規定和公司實務情況，認為本公司於二零零七年上半年的企業管治水平已達到《上市規則》附錄十四所載《企業管治常規守則》(「《管治守則》」)下「守則條文」的要求，無與該等條文偏離的地方。在某些方面，本公司採納的企業管治守則比《管治守則》的「守則條文」更為嚴格。下面就主要方面列出本公司的企業管治比《管治守則》的「守則條文」更為嚴格的地方：

比《管治守則》的「守則條文」更為嚴格的主要方面包括：

— 在二零零七年上半年，本公司共舉行了五次董事會會議。

— 公司已經為董事及監事制定了《華電國際電力股份有限公司董(監)事買賣本公司證券守則》，同時還為員工制定了《華電國際電力股份有限公司員工買賣本公司證券守則》。這些規定並不比《上市規則》附錄十的《標準守則》寬鬆。

— 審核(審計)委員會共有五名成員，其中兩名為非執行董事，三名為獨立非執行董事。審核(審計)委員會主席由獨立非執行董事胡元木先生擔任。包括四名委員，即獨立非執行董事丁慧平和王傳順以及非執行董事彭興宇和王映黎。審核(審計)委員會主要負責公司內、外部審計的溝通、監督和核查工作並向董事提出有關審計、內部控制及企業管治的意見。

董事、監事、行政總裁或高級管理人員的證券權益

於二零零七年六月三十日，本公司各董事、監事、行政總裁或高級管理人員及彼等各自的聯繫人，概無在本公司及／或其任何相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及／或債券證(視情況而定)中擁有任何(i)根據《證券及期貨條例》第XV部第7和第8分部的規定需知會本公司及聯交所的權益或淡倉(包括根據《證券及期貨條例》該些章節的規定而被視為或當作這些董事、監事、行政總裁或高級管理人員擁有的權益或淡倉)，或(ii)根據《證券及期貨條例》第352條規定須記錄於本公司保存的登記冊的權益或淡倉，或(iii)根據《上市規則》附錄十中的《上市公司董事進行證券交易的標準守則》(「標準守則」)須知會本公司及聯交所的權益或淡倉(就此而言須被視為按適用於董事的相同程度適用於本公司的監事)。

有關截至二零零七年六月三十日止六個月期間，本公司已按標準守則相同的條款採納有關董事進行本公司證券交易的行為守則。經向所有董事仔細查詢後，本公司理解所有董事已遵守標準守則所載的所需準則。

購入、出售或贖回上市證券

在本期間，本公司及其各附屬公司並無購入、出售或贖回任何其已發行證券(「證券」一詞的涵義見《上市規則》附錄十六第1條)。

委託存款及逾期定期存款

於二零零七年六月三十日，本集團存放於財務機構或其他方的存款並沒有任何委託或信託存款，或本集團在到期時未能收回的任何重大定期存款。

重大訴訟

於二零零七年六月三十日，本集團並無涉及任何重大法律訴訟或仲裁事項。此外，據本公司董事所知，本集團亦無任何尚未了結或可能提出或被控的重大訴訟或索償。

4. 由香港中央結算(代理人)有限公司持有的1,425,957,900股H股中，The Goldman Sachs Group, Inc.透過控制法團合共持有本公司107,572,800股H股(佔本公司當時已發行H股總數約7.52%)。根據在聯交所網站所披露的資料及就董事所知悉，於二零零七年六月三十日，The Goldman Sachs Group, Inc.透過以下方式持有本公司上述107,572,800股H股：

   (a) 107,504,000股H股(佔本公司當時已發行H股總數約7.51%)由Goldman Sachs Asset Management International持有，而該公司由Goldman Sachs Holdings (U.K.)控制其99%權益。Goldman Sachs Holdings (U.K.)由Goldman Sachs Group Holdings (U.K.)全權控制，Goldman Sachs Group Holdings (U.K.)則由Goldman Sachs (UK) L.L.C.全權控制，Goldman Sachs (UK) L.L.C.由The Goldman Sachs Group, Inc.全權控制；及

   (b) 68,800股H股(佔本公司當時已發行H股總數約0.0048%)是由Goldman Sachs (Asia) Finance持有，而該公司則由Goldman Sachs (Asia) Finance Holdings LLC控制其99%權益。Goldman Sachs & Co 持有Goldman Sachs (Asia) Finance Holdings LLC 99%的權益，而The Goldman Sachs Group, Inc. 持有Goldman Sachs & Co. 99.8%的權益。

   根據在聯交所網站所披露的資料及就董事所知悉及瞭解，於二零零七年六月三十日，The Goldman Sachs Group, Inc. 亦透過控制法團持有本公司10,461,000股H股的淡倉(佔本公司當時已發行H股總數約0.73%)。

   (a) 7,224,000股H股的淡倉(佔本公司當時已發行H股總數約0.50%)由Goldman Sachs International持有，而該公司由Goldman Sachs Holdings (U.K.)控制其99%權益。Goldman Sachs Holdings (U.K.)由Goldman Sachs Group Holdings (U.K.)全權控制，Goldman Sachs Group Holdings (U.K.)則由Goldman Sachs (UK) L.L.C.全權控制，Goldman Sachs (UK) L.L.C.由The Goldman Sachs Group, Inc.全權控制；及

   (b) 3,237,000股H股的淡倉(佔本公司當時已發行H股總數約0.23%)由Goldman Sachs & Co.持有，而該公司則由The Goldman Sachs Group, Inc.控制其99.8%權益。

除上文所披露者外，根據於二零零七年六月三十日香港中央結算(代理人)有限公司的記錄及董事所獲得的其它資料，香港中央結算(代理人)有限公司持有的其他H股是代表多名人士持有的，而據董事所知悉，該等人士各自並未持有本公司於二零零七年六月三十日已發行H股總數的5%或以上的股份。

除上文所披露者外，據董事所知，於二零零七年六月三十日，並無任何其它人士(非本公司董事、監事、行政總裁或高級管理人員)在本公司股份或相關股份(視情況而定)中擁有根據《證券及期貨條例》第XV部第2和第3分部之規定須向本公司及聯交所披露並記錄於根據《證券及期貨條例》第336條規定而備存的登記冊的權益或淡倉，或為本公司的主要股東(定義見《上市規則》)。

(c) 15,126,000股H股(佔本公司當時已發行H股總數約1.06%)由J.P.Morgan Securities Ltd.持有,而該公司則由J.P.Morgan Chase International Holdings Limited 控制其98.95%權益。J.P.Morgan Chase International Holdings Limited 由J.P.Morgan Chase (UK) Holdings Limited控制其97.58%權益,而J.P.Morgan Chase (UK) Holdings Limited則由J.P.Morgan Capital Holdings Limited全權控制。J.P.Morgan Capital Holdings Limited由J.P.Morgan International Finance Limited全權控制,而J.P.Morgan International Finance Limited則由Bank One International Holdings Corporation全權控制,Bank One International Holdings Corporation由J.P. Morgan International Inc.全權控制,J.P. Morgan International Inc.由JPMorgan Chase Bank, N.A.全權控制,JPMorgan Chase Bank, N.A.則由JPMorgan Chase & Co.全權控制;

本公司126,832,100股H股的好倉中,8,048,000股H股的好倉(佔本公司當時已發行H股總數約0.56%)屬於在股票交易所上市或買賣或在期貨交易所買賣並以現金交收的衍生工具。

根據在聯交所網站所披露的資料及就董事所知悉及瞭解,於二零零七年六月三十日,JPMorgan Chase & Co.透過以下方式持有本公司15,380,400股H股的淡倉(佔本公司當時已發行H股總數約1.08%):

(a) 254,400股H股的淡倉(佔本公司當時已發行H股總數約0.02%)由J.P.Morgan Whitefriars Inc.持有,而該公司則由J.P.Morgan Overseas Capital Corporation全權控制。J.P.Morgan Overseas Capital Corporation由J.P.Morgan International Finance Limited全權控制,而J.P.Morgan International Finance Limited則由Bank One International Holdings Corporation全權控制。Bank One International Holdings Corporation由J.P.Morgan International Inc.全權控制,而J.P.Morgan International Inc. 則由JPMorgan Chase Bank, N.A.全權控制, J.P.Morgan Chase Bank, N.A.由JPMorgan Chase & Co.全權控制;及

(b) 15,126,000股H股的淡倉(佔本公司當時已發行H股總數約1.06%)由J.P.Morgan Securities Ltd.持有,而該公司則由J.P.Morgan Chase International Holdings Limited 控制其98.95%權益。J.P.Morgan Chase International Holdings Limited 由J.P.Morgan Chase (UK) Holdings Limited持有其97.58%股權,而J.P.Morgan Chase (UK) Holdings Limited則由J.P.Morgan Capital Holdings Limited全權控制。J.P.Morgan Capital Holdings Limited由J.P.Morgan International Finance Limited全權控制,而J.P.Morgan International Finance Limited則由Bank One International Holdings Corporation全權控制,Bank One International Holdings Corporation由J.P. Morgan International Inc.全權控制,J.P. Morgan International Inc.由JPMorgan Chase Bank, N.A.全權控制,JPMorgan Chase Bank, N.A.則由JPMorgan Chase & Co.全權控制。

本公司15,380,400股H股的淡倉中, 254,400股H股的淡倉(佔本公司當時已發行H股總數約0.02%)屬於在股票交易所上市或買賣、或在期貨交易所買賣並以現金交收的衍生工具。

根據在聯交所網站所披露的資料及就董事所知悉及瞭解，於二零零七年六月三十日，Deutsche Bank Aktiengesellschaft 合共持有本公司5,020,000股H股的淡倉(佔本公司當時已發行H股總數約0.35%)。在該5,020,000股H股之中，Deutsche Bank Aktiengesellschaft 以實益擁有人身份直接持有60,000股H股的淡倉(佔本公司當時已發行H股總數約0.0042%)，作為對股份持有保證權益的人直接持有4,960,000股H股的淡倉(佔本公司當時已發行H股總數約0.35%)。在該5,020,000股H股之中,30,000股H股的淡倉(佔本公司當時已發行H股總數約0.0021%)屬於以現金交收的非上市衍生工具。

2. 由香港中央結算(代理人)有限公司持有的1,425,957,900股H股中，The Children's Investment Fund Management (UK) LLP以投資經理的身份合共擁有本公司150,669,000股H股(佔本公司當時已發行H股總數約10.53%)，該股份由 The Children's Investment Master Fund持有，而The Children's Investment Master Fund則由The Children's Investment Fund Management (UK) LLP控制。

3. 由香港中央結算(代理人)有限公司持有的1,425,957,900股H股中， JPMorgan Chase & Co.合共持有本公司126,832,100股H股(佔本公司當時已發行H股總數約8.86%)。在該126,832,100股H股之中，JPMorgan Chase & Co.在可供借出的股份中持有98,226,100股H股(佔本公司當時已發行H股總數約6.86%)，以實益擁有人身份持有28,606,000股H股(佔本公司當時已發行H股總數約2.00%)。根據在聯交所網站所披露的資料及就董事所知悉，於二零零七年六月三十日， JPMorgan Chase & Co.，透過以下方式持有本公司上述126,832,100股H股：

   (a) 98,226,100股H股(佔本公司當時已發行H股總數約6.86%)由JPMorgan Chase Bank, N.A.(於可供借出股份中)以保管人法團的身份持有，該公司則由JPMorgan Chase & Co.全權控制；

   (b) 13,480,000股H股(佔本公司當時已發行H股總數約0.94%)由J.P.Morgan Whitefriars Inc.持有，而該公司則由J.P.Morgan Overseas Capital Corporation全權控制。J.P.Morgan Overseas Capital Corporation由J.P.Morgan International Finance Limited全權控制，而J.P.Morgan International Finance Limited則由Bank One International Holdings Corporation全權控制。Bank One International Holdings Corporation由J.P.Morgan International Inc.全權控制，而J.P.Morgan International Inc. 則由JPMorgan Chase Bank, N.A.全權控制， 而J.P.Morgan Chase Bank, N.A.則由JPMorgan Chase & Co.全權控制；及

主要股東持股情況

就董事所知悉，以下為並非本公司董事、監事、行政總裁或高級管理人員，而於二零零七年六月三十日在本公司股份或相關股份(視乎情況而定)中擁有根據《證券及期貨條例》(「《證券及期貨條例》」)第XV部第2和第3分部的規定須向本公司及香港聯合交易所有限公司(「聯交所」)披露其於本公司的權益或淡倉的人士，或其他於二零零七年六月三十日在本公司當時任何類別已發行股本中持有5%或以上權益的人士，或於二零零七年六月三十日本公司的其他主要股東(定義見《上市規則》)：

			權益 於二零零七年六月三十日			
股東名稱	股份類別	持股數目	約佔本公司已發行股份總數的百分比	約佔本公司已發行A股總數的百分比	約佔本公司已發行H股總數的百分比	淡倉
中國華電	A股	2,961,061,853	49.18%	64.51%	—	—
山東省國際信託投資有限公司	A股	849,240,728	14.11%	18.50%	—	—
香港中央結算(代理人)有限公司*(附註)*	H股	1,425,957,900	23.68%	—	99.65%	見附註

附註：

根據董事於二零零七年六月三十日可獲得及已獲悉的資料、在聯交所網站可獲得的資料及就董事所知悉及瞭解，於二零零七年六月三十日(按聯交所網站所顯示的次序)：

1. *由香港中央結算(代理人)有限公司持有的1,425,957,900股H股中，Deutsche Bank Aktiengesellschaft共持有本公司154,729,400股H股(佔本公司當時已發行H股總數約10.81%)。在該154,729,400股H股之中，Deutsche Bank Aktiengesellschaft 以實益擁有人身份持有2,938,000股H股(佔本公司當時已發行H股總數約0.20%)，並作為對股份持有保證權益的人持有151,791,400股H股(佔本公司當時已發行H股總數約10.61%)。*

二零零六年七月三十一日，蕪湖公司與華電工程簽訂《門輪堆取料機設備採購合同》。根據該合同，蕪湖公司須根據協議履行進度向華電工程支付價款共計人民幣18,800,000元。截至二零零七年六月三十日，蕪湖公司已向華電工程支付了價款共計人民幣1,840,000元。

二零零六年八月二十一日，蕪湖公司與華電工程簽訂《進口管道管材採購合同》。根據該合同，蕪湖公司須根據協議履行進度向華電工程支付價款共計人民幣107,180,000元。截至二零零七年六月三十日，蕪湖公司已向華電工程支付了價款共計人民幣96,492,000元。

二零零六年八月二十一日，蕪湖公司與華電工程簽訂《高溫高壓管件採購合同》。根據該合同，蕪湖公司須根據協議履行進度向華電工程支付價款共計人民幣40,780,000元。截至二零零七年六月三十日，蕪湖公司已向華電工程支付了價款共計人民幣12,234,000元。

二零零六年十一月三十日，蕪湖公司與華電工程簽訂《工廠化配管採購合同》。根據該合同，蕪湖公司須根據協議履行進度向華電工程支付價款共計人民幣5,400,000元。截至二零零七年六月三十日，蕪湖公司尚未向華電工程支付了價款。

本公司之獨立非執行董事已審核此項持續關連交易，並確認：

(a) 該交易是本公司在一般正常業務範圍內訂立；

(b) 該交易之協議的條款並不遜於從獨立第三方服務供應商就相若服務按相若的煤炭採購規模而言一般可能獲得的條款；及

(c) 該交易乃按正常的商業條款進行，條款屬公平合理，符合本公司及其股東的整體利益。

(3) 蕪湖公司與中國華電工程（集團）有限公司（「華電工程」）之間的交易

二零零六年九月二十六日，本公司與中國華電訂立協議。據此協議本公司以代價人民幣2,541萬元自中國華電收購蕪湖公司95%股權。該股權轉讓協議於二零零六年十二月三十一日獲得國務院國有資產監督管理委員會的有關批文。本公司於二零零七年一月按該股轉讓協議規定付足轉讓價款後，蕪湖公司成為本公司的附屬公司。詳情載於本公司日期為二零零六年九月二十六日和二零零七年一月一日的公告。

蕪湖公司於二零零六年，成為本公司的附屬公司之前，與本公司之關連人士華電工程簽訂以下合同，並根據該等合同向華電工程付款：

二零零六年六月二十日，蕪湖公司與華電工程簽訂《凝結水精處理設備採購合同》。根據該合同，蕪湖公司須根據工程進度向華電工程支付價款約人民幣12,980,000元。截至二零零七年六月三十日，蕪湖公司向華電工程支付了價款共計人民幣5,144,000元。

重大事項

(1) 發行第一期短期融資券

根據《短期融資券管理辦法》和中國人民銀行有關文件的規定，本公司於二零零七年五月八日在全國銀行間債券市場公開發行了二零零七年第一期短期融資券。本期短期融資券以貼現方式發行，發行額為人民幣40億元，期限為272天，單位面值為人民幣100元，發行價格為人民幣97.54元，年利率為3.38%。本期短期融資券由中國工商銀行股份有限公司作為主承銷商組織承銷團，通過簿記建檔集中配售的方式在全國銀行間債券市場公開發行。本次短期融資券的發行有效降低了公司的融資成本，預計全年將節約財務費用人民幣4,432萬元。詳情請參見日期為二零零七年四月二十六日和二零零七年五月九日的有關公告。

(2) 與華電煤業集團有限公司(「華電煤業」)之間的持續關連交易

於二零零七年六月二十八日，本公司與華電煤業訂立協議。根據該協議，本公司聘用華電煤業提供有關在國內採購煤炭的管理及協調服務，而二零零七年度的總服務費為人民幣3,600萬元。

本公司控股股東中國華電直接持有華電煤業51.28%股權，因此，就《上市規則》而言，華電煤業為本公司關連人士，訂立該協議構成本公司的持續關連交易。由於本公司支付的總服務費所代表的有關「百分比率」低於2.5%，故該交易歸屬於《上市規則》第14A.34條的規定，有關交易只須符合《上市規則》第14A.45至14A.47條項下報告及公告的規定，無須遵守《上市規則》第14A章須獲獨立股東批准的規定。

有關事宜的詳情載於本公司日期為二零零七年六月二十八日的公告。

業務展望

根據有關數據，二零零七年國民經濟將持續平穩較快發展，電力需求仍將保持較快的增長態勢，同時國家將加大實施節能型、環保型社會的建設力度。本集團容量大、效率高、節能環保的機組比例較高，該等優勢將逐步發揮。經過多年發展，本集團綜合實力顯著提升，並將繼續鞏固和保持在全國的優勢地位。

二零零七下半年本集團重點工作目標如下：

1. 確保所屬電廠繼續保持安全穩定運營，完成本集團二零零七年的經營目標，嚴格控制成本，確保所屬發電廠各項技術經濟指標繼續保持在行業的領先水平。

2. 確保在建工程進展順利，按期投產，有效控制工程進度，保證工程質量，控制單位造價。

3. 積極推進本集團前期項目的進展工作，進一步優化電源結構和區域結構，積極開發新能源項目，加快水電項目的開發，積極推進風電項目建設和開發。

4. 繼續善用中國華電集團公司(「中國華電」)在全國範圍內開發電源項目的優勢，爭取更多新項目的開發和建設，加快本集團發電業務全國發展的步伐。

5. 大力加強煤炭成本控制力度，繼續加強與煤礦方面的長期戰略合作夥伴關係，以便提高煤炭質量，保證煤炭供應。積極與大型煤礦企業加強戰略合作關係。

6. 繼續實施低成本戰略，進一步提升公司的盈利能力。

7. 積極探討多渠道債務融資方式，降低融資成本，滿足本集團業務加速發展而對資金的需求。

財務費用

本期間，本集團財務費用淨額約為人民幣5.61億元，比二零零六年同期增加146.64%。其中，扣除利息資本化後的利息支出約人民幣5.94億元，比二零零六年同期增長123.77%，主要是因為貸款金額增加，新增機組投產後貸款利息損益化比例提高，以及從二零零六年開始的多次加息等影響。

債務

於二零零七年六月三十日，本集團總借款金額為人民幣341.15億元，其中美元貸款為2.02億美元，短期融資券為人民幣39.11億元，資產負債率(即總負債/總資產)為72.99%。

本集團及本公司於二零零七年六月三十日的銀行貸款及其他貸款詳情載於本報告按《國際會計準則》第三十四號「中期財務報告」編製的中期財務報告附註15及16。

現金及現金等價物

於二零零七年六月三十日，本集團擁有現金及現金等價物約人民幣7.35億元。

除於本報告披露的資料外，有關《香港聯合交易所有限公司證券上市規則》(「《上市規則》」)附錄十六第 32 段所載有關本集團其他事宜的相關資料，與本公司二零零六年度報告所載的資料並無重大分別。

經營費用

本期間，本集團經營費用約為人民幣73.47億元，比二零零六年同期增長約25.38%，主要原因是發電量增長及煤價上漲。

煤炭費用是本集團最主要的經營費用。由於煤炭價格上漲及發電量的增長，本期間，本集團煤炭費用約為人民幣48.28億元，比二零零六年同期增長28.35%；單位發電煤炭成本為人民幣173.33元／兆瓦時，比二零零六年同期上漲約6.03%。

本期間，本集團折舊及攤銷約為人民幣12.90億元，比二零零六年同期增加人民幣3.95億元，增長約44.15%，主要原因是新投產機組增加，相對使折舊增加。

本期間，本集團已為其發電機組進行共計四次大修及十七次小修，計劃檢修率5.77%。本集團大修費用約為人民幣1.49億元，比二零零六年同期增加人民幣約2,412萬元，增長約19.37%，主要原因是新增機組的影響。

本期間，本集團維修保養費用約為人民幣8,857萬元，比二零零六年同期增加人民幣約2,080萬元，增長約30.70%，但低於發電容量增長的百分比，主要原因是新增機組的影響。

本期間，本集團員工成本約為人民幣4.58億元，比二零零六年同期減少人民幣約8,245萬元，降低約15.25%。

本期間，本集團行政費用約為人民幣2.66億元，比二零零六年同期增加人民幣2,327萬元，增長約9.6%，主要原因是新增機組增加房產稅、技術監督服務費和灰渣運輸費等相關費用。

本期間，本集團其他經營費用為人民幣1.75億元，比二零零六年同期增加人民幣3,466萬元，增長約24.63%，主要是新增機組增加了發電燃油成本、發電水費、水源地電費、委託運行費等費用。

管理層討論與分析

宏觀經濟與電力需求

據國家統計局的統計資料，二零零七年上半年，全國國內生產總值(GDP)約達到人民幣106,768億元，按可比價格計算，比二零零六年同期增長11.5%。全社會用電總計1,515百萬兆瓦時，比二零零六年同期增長15.56%。其中，第一產業用電量為39.3百萬兆瓦時，比二零零六年同期增長2.67%；第二產業用電量為1,166.4百萬兆瓦時，比二零零六年同期增長17.18%；第三產業用電量為145.1百萬兆瓦時，比二零零六年同期增長12.16%。

本集團目前運營及在建的發電機組分佈於山東、四川、寧夏、安徽及河南省／自治區，近幾年這些地區經濟發展迅速，GDP始終保持較高的增長勢頭。二零零七年上半年山東、四川、寧夏、安徽及河南省／自治區GDP按可比價格計算的增長率分別為14.7%、13.7%、12.8%、 13.2%和14.7%，比全國平均水準分別高出3.2 、2.2 、1.3 、1.7 和 3.2個百分點。

營業額及利潤

本期間，本集團向電網售電26.92百萬兆瓦時，比二零零六年同期增長21.52% ，增長的主要原因是新投產機組的電量貢獻。本期間，本集團實現營業額約為人民幣85.39億元，比二零零六年同期增長約23.55%，主要原因是發電量的增長及平均上網電價比二零零六年同期增長約1.79%。其中，售電收入約為人民幣83.57億元，比二零零六年同期增長約23.78%；售熱收入約為人民幣1.82億元，比二零零六年同期增長約13.61% 。

本集團在本期間之經營溢利約為人民幣11.92億元，比二零零六年同期增長約13.35%；實現本公司股東權益持有人應佔除稅後溢利約為人民幣5.43億元，比二零零六年同期增長約1.38%；每股盈利約為人民幣0.090元；每股淨資產值(不含少數股東權益)約為人民幣2.27元。

二零零七年上半年，本集團繼續加大在環保方面的工作力度。截至目前，本集團共投運脱硫機組36台，總計13,970MW，佔本集團總裝機容量的76.2%，形成二氧化硫年減排能力50萬噸。同時本集團根據國家「上大壓小」的有關政策，對部分小火電進行了關停。二零零七年上半年共計關停容量為33MW，下半年本集團還將關停25MW的容量。

1. 在建工程

截至目前，本集團在建項目有：鹽武公司1台600MW機組、宿州公司一期工程2台600MW機組、新鄉公司寶山一期工程1台660MW機組、蕪湖公司2台660MW機組、瀘州公司2台600MW機組、瀘定水電公司4台230MW水電機組、寧東風電公司45MW風電機組及宿州生物質能公司2台12.5MW秸稈發電機組。以上機組預期將於二零零七年下半年至二零零九年陸續投產。

2. 前期項目

二零零七年上半年，本公司繼續大力實施「穩固山東，拓展全國，走向世界」的發展戰略，加大前期項目的儲備開發力度，為本公司可持續發展奠定基礎。本公司分別在山東、四川、河南、安徽、寧夏、江蘇、河北和天津等地區儲備了包括火電、水電、風電、生物質能發電和核電多個領域的電源項目，合計總容量達到24,000MW。

主要運作統計資料

以下是本集團發電廠於二零零七年上半年的主要運營資料：

項目	鄒縣發電廠	十里泉發電廠	萊城發電廠	青島公司	濰坊公司	淄博公司	章丘公司	滕州公司	廣安公司	新鄉公司	靈武公司	總計
所有權益(%)	100	100	100	55	45	100	87.5	88.16	80	90	65	—
裝機容量(MW)	4,540	1,300	1,200	1,260	2,000	467	890	930	2,400	660	600	16,247
平均利用小時	2,127	2,368	2,385	2,252	2,234	2,689	2,135	2,341	2,041	1,144	3,523	2,225
總發電量(百萬兆瓦時)	7.53	3.08	2.86	2.84	3.15	1.26	1.90	2.25	3.68	0.09	0.26	28.90
總供電量(百萬兆瓦時)	7.07	2.88	2.70	2.62	2.95	1.10	1.76	2.09	3.43	0.09	0.23	26.92

基建工程項目與未來發展項目

本集團各在建項目均按照計劃順利進行。截至目前，本集團於二零零七年共有五台發電機組投產：本公司持有90%權益的新鄉公司寶山一期工程第一台660MW機組、本公司持有65%權益的靈武公司新建工程第一台600MW機組、本公司擁有45%權益的濰坊公司二期工程第二台670MW機組、本公司擁有80%權益的廣安公司三期工程第二台600MW機組及本公司所屬的鄒縣發電廠四期擴建工程第二台1,000MW機組分別於二零零七年四月十九日、六月八日、六月九日、六月三十及七月五日完成國家規定的168小時滿負荷試運行。以上機組均為大容量、高效率、節能環保型機組，該等機組的投產將為本公司提升管理能力和盈利能力發揮重要作用。上述新投產機組的電價全部按照當地電價的標桿電價執行。並且，靈武公司1號機組，濰坊公司3、4號機組及廣安公司1至6號機組的脫硫電價已全部落實到位，在原執行電價的基礎上增加15元/兆瓦時。

註2：　滕州公司四號機組於二零零七年六月二十九日順利關停，關停容量達33MW。

註3：　本公司對章丘公司的持股比例，自二零零七年六月八日起，從84.45%變為87.5%。

註4：　宿州生物質能公司於二零零七年六月十五日註冊成立，本公司持有其78%的權益，並從成立之日起列入本集團合併報表範圍。

註5：　寧東風電公司於二零零七年三月十九日註冊成立，本公司持有其100%的權益，並從成立之日起列入本集團合併報表範圍。

註6：　本公司及本公司的附屬公司、合營公司及聯營公司裝機容量之和。其中寧夏發電公司扣除了其持有50%權益的合營公司-中寧公司660MW的容量併入。

註7：　本公司及控參股公司裝機容量按持股比例計算之和。其中寧夏發電公司是按其權益容量1,116.75MW的31.11%併入。

本集團在本期間所屬機組安全穩定運行。本集團管理的青島公司、滕州公司、淄博公司連續安全生產超過3,200天，鄒縣發電廠、濰坊公司、萊城發電廠連續安全生產超過2,400天，章丘公司連續安全生產超過1,700天。

在二零零七年全國火電大機組競賽評比中，本集團鄒縣發電廠6號機組榮獲600MW級發電機組一等獎並被授予「全國發電可靠性金牌機組」、十里泉發電廠4號機組榮獲100MW級發電機組一等獎、十里泉發電廠5號機組榮獲100MW級發電機組三等獎。

發電廠／公司名稱	容量 (MW) (截至本報告日)	本公司擁有權益	機組構成	備注
寧夏中寧發電有限責任公司 (簡稱「中寧公司」)	660	50%	2 x 330MW	
寧夏發電集團有限責任公司 (簡稱「寧夏發電公司」)	1,481.7	31.11%	4 x 330MW + 161.7MW	161.7MW 為風電 4台330MW 為火電
四川瀘州川南發電有限責任公司 (簡稱「瀘州公司」)	—	40%	—	2台600MW 機組在建
四川華電瀘定水電有限公司 (簡稱「瀘定水電公司」)	—	100%	—	4台230MW 水電機組在建
江蘇華電濱海風電有限公司	—	100%	—	規劃容量為 200MW風電機組
華電寧夏寧東風電有限公司 (簡稱「寧東風電公司」) *(註5)*	—	100%	—	45MW 風電機組在建
控參股總裝機容量 *(註6)*	18,328.7			
權益裝機容量 *(註7)*	14,520			

註1： 新鄉公司寶山一期工程第一台660MW機組、靈武公司新建工程第一台600MW機組、濰坊公司二期擴建工程第二台670MW機組、廣安公司三期工程第二台600MW機組及鄒縣發電廠四期擴建工程第二台1,000MW機組分別於二零零七年四月十九日、六月八日、六月九日、六月三十日及七月五日完成國家規定的168小時滿負荷試運行。

發電廠／公司名稱	容量 (MW) (截至本報告日)	本公司 擁有權益	機組構成	備註
安徽華電宿州發電有限公司 (簡稱「宿州公司」)	—	97%	—	2台600MW 機組在建
安徽華電蕪湖發電有限公司 (簡稱「蕪湖公司」)	—	95%	—	2台660MW 機組在建
安徽池州九華發電有限公司	600	40%	2 x 300MW	
華電宿州生物質能發電有限公司 (簡稱「宿州生物質能公司」) *(註4)*	—	78%	—	2台12.5MW 機組在建
華電新鄉發電有限公司 (簡稱「新鄉公司」) *(註1)*	660	90%	1 x 660MW	1台660MW 機組在建
華電寧夏靈武發電有限公司 (簡稱「靈武公司」) *(註1)*	600	65%	1 x 600MW	1台600MW 機組在建

本集團為中國最大型的上市發電集團之一。截至本中報日期，本集團擁有控參股總裝機容量達18,328.7MW，權益裝機容量達14,520MW。其詳情見下表：

發電廠／公司名稱	容量 (MW) (截至本報告日)	本公司擁有權益	機組構成	備註
鄒縣發電廠(註1)	4,540	100%	2 x 1,000MW + 2 x 600MW + 4 x 335MW	
十里泉發電廠	1,300	100%	2 x 300MW + 5 x 140MW	
萊城發電廠	1,200	100%	4 x 300MW	
華電濰坊發電有限公司 (簡稱「濰坊公司」)(註1)	2,000	45%	2 x 670MW + 2 x 330MW	
華電青島發電有限公司 (簡稱「青島公司」)	1,260	55%	4 x 300MW + 60MW	
華電淄博熱電有限公司 (簡稱「淄博公司」)	467	100%	2 x 145MW + 2 x 88.5MW	
華電章丘發電有限公司 (簡稱「章丘公司」)(註3)	890	87.5%	2 x 300MW + 2 x 145MW	
華電滕州新源熱電有限公司 (簡稱「滕州公司」)(註2)	930	88.16%	2 x 315MW + 2 x 150MW	
四川廣安發電有限責任公司 (簡稱「廣安公司」)(註1)	2,400	80%	2 x 600MW + 4 x 300MW	

華電國際電力股份有限公司(「本公司」)董事會(「董事會」)謹此呈列本公司及其附屬公司(「本集團」)按《國際會計準則》第三十四號「中期財務報告」編製的截至二零零七年六月三十日止六個月期間(「本期間」)未經審計的中期綜合財務業績。截至二零零七年六月三十日止六個月期間的本集團中期財務報告雖未經審計,但已由本公司的國際核數師畢馬威會計師事務所按照香港會計師公會所頒佈的《香港審閱工作準則》第2410號—「獨立核數師對中期財務信息的審閱」進行了審閱。畢馬威會計師事務所致董事會不附修訂結論的審閱報告載於第49頁。本公司的審核委員會亦已審閱有關本集團二零零七年中期報告及其相關財務資料。

中期業績及中期股息

本集團在本期間錄得本公司股東權益持有人應佔除稅後溢利約人民幣5.43億元,比二零零六年同期增長1.38%,每股盈利約人民幣0.090元。

本公司董事會決定,不派發截至二零零七年六月三十日止六個月期間的中期股息。

業務回顧

電力生產

本期間,本集團整體經營狀況良好,發電量、營業收入保持了平穩增長,淨利潤與二零零六年同期基本持平,略有增長。在建項目及前期項目進展順利,節能環保水平進一步提高。

本期間,本集團發電量按財務報告合併口徑計算約為28.90百萬兆瓦時,比二零零六年同期增長約22.05% ;本集團設備平均利用小時為2,225小時,比二零零六年同期下降425小時。



華電國際電力股份有限公司
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
(股份代號：1071)

中期報告
二零零七年

END